Form 20-F
THRILLTIME ENTERTAINMENT INTERNATIONAL INC
filed 2003-01-31
CIK 1040368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

¨

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

S

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2002

or

¨

Transition report pursuant to Section 13 to 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ___________

Commission File Number:                                   0-29328

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

(Exact Name of Company as Specified in its Charter)

Province of British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

322 - 4585 Canada Way

Burnaby, British Columbia, V5G 4L6

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Company’s classes of capital stock as of:

January 29, 2003 was 20,007,297 Common Shares.

PAGE 1 of 62 PAGES.

THE EXHIBIT INDEX APPEARS ON

SEQUENTIALLY NUMBERED PAGE 1 to 3

Indicate by checkmark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

   __X__          NO   _____

Indicate by checkmark which financial statement item the Company has elected to follow.

ITEM 17   __X__

ITEM 18  _____

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitute “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements.  Such factors include, among others, the following: the Company’s history of losses and limited revenues; reliance upon two products, the Top E® and Skycoaster® attractions; the Company’s reliance on anticipated revenues from royalties and ride sales; the limited number of potential customers and amusement parks for the Company’s products; seasonal nature of business; reliance upon intellectual property rights; need for additional capital; uncertainties as to the Company’s ability to achieve the goals and satisfy the assumptions of management; the risk that ride installations will not be completed in a timely manner; uncertainties as to the demand for the Company’s products and the Company’s ability to meet such demands; general economic factors that may result in a reduction in capital expenditures and/or delayed buying decisions affecting demand for the customer’s products and other factors described in the section under “Key Information – Risk Factors”.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

FINANCIAL INFORMATION

Except where otherwise indicated, all financial information disclosed in this Annual Report is presented in United States dollars and prepared in accordance with Canadian generally accepted accounting principles.

.

TABLE OF CONTENTS

Page

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

B.

Capitalization and Indebtedness

C.

Reasons for the Offer and Use of Proceeds

D.

Risk Factors

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

B.

Business Overview

C.

Organization Structure

D.

Property, Plant and Equipment

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licenses, etc.

D.

Trend Information

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests Of Experts And Counsel

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

ITEM 9

THE OFFER AND LISTING

A.

The Offer

B.

Listing Details

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividends and Paying Agents

G.

Statements by Experts

H.

Documents on Display

I.

Subsidiary Information

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12

DEBT SECURITIES

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15

CONTROL AND PROCEDURES

ITEM 16

(RESERVED)

ITEM 17

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

ITEM 19

EXHIBITS

INDEX TO FINANCIAL STATEMENTS

EXHIBIT INDEX

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected financial data regarding the Company’s consolidated operating results and financial position.  The data has been derived from the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For a reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see note 17 to the Consolidated Financial Statements as at July 31, 2002 and 2001 and for the years ended July 31, 2002, 2001 and 2000.  The financial data as at July 31, 2000, 1999 and 1998 and for the years ended July 31, 1999 and 1998 have been derived from the Company’s audited consolidated financial statements not included in this Annual Report.  (See “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.)  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in United States dollars.

Fiscal year EndedJuly 31
	2002	2001	2000	1999	1998

Revenue(1)
Product Sales	$1,678,899	$ 2,950,306	$ 2,236,342	$ 3,910,417	$ 4,385,294
Cost of Sales	l,110,444	2,439,128	1,482,853	2,284,985	2,807,397
Other Revenue
Royalty Revenue	982,547	1,141,134	1,287,413	1,417,111	377,359
Other Revenue	299,650	88,974	605,331	116,672	51,537
Expenses(2)
Canadian GAAP	3,882,788	3,737,269	4,114,485	5,088,430	3,590,539
US GAAP	3,441,435	3,295,916	3,657,385	4,608,060	3,982,240
Asset write-downs and other costs
Canadian GAAP	331,000	876,495	300,000	3,916,360	0
US GAAP	331,000	876,495	300,000	5,161,562	0
Income (Loss)
Canadian GAAP	(2,443,166)	(3,065,943)	(2,012,612)	(5,874,203)	(1,756,213)
US GAAP	(2,001,813)	(2,624,590)	(1,555,512)	(6,639,035)	(2,147,914)
Income (Loss) per Share
Canadian GAAP	($0.14)	($0.18)	($0.11)	($0.34)	($0.11)
US GAAP	($0.11)	($0.15)	($0.09)	($0.38)	($0.14)

(1)

Certain of the comparative figures were reclassified to conform with the presentation for the current year.

(2)

Includes operating expenses, interest expense net of interest income and amortization of capital assets, and amortization of patent rights.

As at July 31
	2002	2001	2000	1999	1998

Working Capital (Deficiency) (1)	$(6,792,422)	$ 226,026	$ 2,117,662	$(1,274,173)	$(2,964,767)
Total Assets
Canadian GAAP	1,995,697	5,448,650	8,470,803	11,853,423	15,952,620
US GAAP	1,787,094	4,894,514	7,571,134	10,608,221	15,624,482
Long-term Obligations
Canadian GAAP	2,567,938	9,005,936	9,895,928	6,146,851	5,521,619
US GAAP	2,567,938	9,141,698	10,127,510	6,490,000	6,021,619
Total Liabilities
Canadian GAAP	10,226,776	11,236,563	11,192,773	12,562,781	11,035,349
US GAAP	10,266,718	11,372,325	11,424,355	12,905,930	11,535,349
Shareholders’ Equity (Deficiency)
Canadian GAAP	(8,231,079)	(5,787,913)	(2,721,970)	(709,358)	4,917,271
US GAAP	(8,479,624)	(6,477,811)	(3,853,221)	(2,297,709)	4,089,133
Outstanding Number of Shares	17,504,497	17,504,497	17,504,497	17,504,497	17,039,338
Dividends Declared	nil	Nil	nil	nil	nil

(1)

Current Assets less Current Liabilities.  Includes the full amount of the Convertible Debenture as a current liability.

Currency and Exchange Rates

The Company’s consolidated financial statements are denominated in United States dollars.

	Canadian Dollars Per United States Dollar
	Fiscal Year Ended July 31
	2002	2001	2000	1999	1998
End of period	1.5845	1.5310	1.4880	1.5070	1.5112
Average for the period	1.5036	1.4712	1.4711	1.5128	1.4339
High for the period	1.6128	1.5788	1.5085	1.5770	1.5112
Low for the period	1.5036	1.4720	1.4350	1.4512	1.3713

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar for each of the last six (6) months.

	December 2002	November 2002	October 2002	September 2002	August 2002	July 2002
High for the month	1.5800	1.5903	1.5943	1.5863	1.5963	1.5880
Low for the month	1.5478	1.5528	1.5607	1.5545	1.5523	1.5145

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on January 23, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US $0.6570 (US$1.00 = Cdn $1.5220).  Unless otherwise indicated, in this annual report on Form 20-F (the “Annual Report” or “Form 20-F”) all references herein are to United States Dollars.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

In this section entitled “Risk Factors,” the terms “we,” “our” and “us” refer to the Company and its subsidiaries.  Our securities are highly speculative.  In evaluating us, it is important to consider that we are an emerging industrial enterprise and that we are in the  earlystage of our operations.  To date, we have had only limited revenues.  A prospective investor or other person reviewing our business should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment.  All our development, acquisition and operating costs have been funded through equity, debt, and, through product sales.  Certain risks are associated with our business, including the following:

History of Losses

We have incurred net losses since 1998 and anticipate that we may continue to incur losses for the foreseeable future.  As of July 31, 2002, we had an accumulated deficit of $15,629,224.  We incurred losses during each of the following periods:

•

$2,012,612 for the year ended July 31, 2000

•

$3,065,943 for the year ended July 31, 2001

•

$2,443,166 for the year ended July 31, 2002

We had $265,729 in cash and cash equivalents as of July 31, 2002 and $253,961 as at October 31, 2002.  We are currently using cash of approximately $100,000 per month for general operating and interest expenses.

We fund our working capital requirements from revenue from product sales and royalties, cash on hand and proceeds from debt and equity offerings.

At the present time, our revenue from sales of rides is unpredictable.  Our ability to meet our cash requirements during fiscal 2003 is contingent in part on our ability to generate revenues from sales.  There is no assurance that we will be able to generate sufficient sales to attain any appreciable level of profits.

  While we anticipate we may raise additional capital through equity or debt financing, there can be no assurance that we will be able to generate sufficient revenues or obtain adequate financing on terms favorable to us, to support our operations.  Our ability to continue in fiscal 2003 will depend on our ability to obtain additional financing and /or a debt restructuring.

The auditors’ report on our consolidated financial statements includes comments for U.S. readers on Canada-U.S. reporting difference, which states that the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We had a working capital deficit of $6,792,422 at July 31, 2002 and $6,815,424 at October 31, 2002.  Included in our current liabilities at July 31, 2002 was $6,879,426, the current portion due under a $5,940,000 6% Convertible Debenture due December 31, 2002 (the “6% Debenture”).  On December 20, 2002, we entered into a Satisfaction and Release Agreement with the holder of the 6% Debenture, under which $832,500 of the principal due under the debenture was converted into 750,000 Common Shares and the remaining principal and interest due under the debenture was satisfied for $120,000, payable $60,000 on January 23, 2003 and $60,000 payable in three monthly installments commencing on July 31, 2003.  On January 21, 2003, we completed a private placement of 2,000,000 units at Cdn$0.05 per unit to raise Cdn$100,000.  Each unit consisted of one Common Share and one share purchase warrant exercisable to acquire one additional Common Share at Cdn$0.10 for one year.  We use the proceeds of the private placement to make the first payment to the holder of the 6% Debenture under the terms of the Satisfaction and Release Agreement.

We intend to fund our future capital needs primarily through cash on hand, the proceeds of operating revenues and future financings, if available.  We anticipate that we may be required to raise additional capital to meet our working capital requirements during fixcal 2003 if our cash flow from operations is not sufficient to meet our cash requirements.  Any future equity financing will dilute ownership interest of our current shareholders.  Should sources of equity financing not be available to us, we may seek debt financing or a joint venture relationship, which may not be available on acceptable terms.  Furthermore, if we are not able to generate sufficient net cash from the sale of rides or to obtain the capital resources necessary to meet our obligations, our ability to continue as a going concern might be adversely affected.

Declining Revenue Trends

Our revenues have declined each of the last two fiscal years.  Revenue from product sales declined from $2,950,306 in the fiscal year ended July 31, 2001 to $1,678,899 in fiscal 2002.  Revenue from royalties declined from $1,141,134 in the fiscal year ended July 31, 2001 to $982,547 in fiscal 2002.  We believe that the decline in revenues during the last two years was due in part to weak general economic conditions and a decline in tourism due to the September 11, 2001 terrorist attacks.  We have no control over many of the factors that affect the sales of our products or demand for our rides.  Further declines in our revenue in future period will have a material adverse affect on our business and results of operations.

Competition

Although we have patents and trademark protection for the Top E® and Skycoaster® attractions and have developed proprietary operating and safety software, our Top E® and Skycoaster® attractions must compete with other amusement rides for market acceptance and for the capital investment funds available at each amusement park.  Our Top E® and Skycoaster® attractions are sold and licensed as an added value ride so that a park customer must pay for each ride on the Top E® and Skycoaster® attractions in addition to any park entrance fee.  While the park provides a showcase for the Top E® and Skycoaster® attractions, our rides must attract customers on their own merits since the Top E® and Skycoaster® attractions have a smaller rider capacity than competing rides.  Consequently, a park owner may choose to order competing rides rather than to purchase the Top E® or Skycoaster®.  In addition, other entities may develop new concept rides that may compete directly with the Top E® and Skycoaster®.

Reliance upon the Top E® and Skycoaster® Products

We believe our commercial viability depends in large part upon our ability to market our Top E® and Skycoaster® products and our ability to successfully attract and retain riders once these products are installed.  There can be no assurance that our products will be attractive enough to a sufficient number of riders to generate new orders or to generate significant revenues from existing agreements.  If either of our products fail to achieve market acceptance, our business will be adversely affected.

For both our Skycoaster® and Top E® rides, we rely on a small number of suppliers for major manufactured parts used in the assembly of the end product, as well as for after-market part sales.  An interruption in the supply of any of these parts could negatively affect the timely delivery of rides and parts to the buyers of our rides.  This could result in a default in our obligations under these contracts, resulting in the loss of the sales and other revenue opportunities.

Dependence on Key Management Employees

Our ability to continue product development and marketing activities and to be competitive in the amusement ride industry will depend, in large part, on our ability to attract and retain qualified key management personnel. Competition for qualified personnel is intense, and there can be no assurance that we will be able to attract and retain such personnel.  Loss of the services of one or more members of the management group or the inability to hire additional qualified personnel as needed could have a material adverse effect on our ability to develop, market and sell our products.

Risk of Accidents

Sales and other revenue from the Top E® and Skycoaster® attractions may be adversely affected by any serious accident or similar occurrence with respect to the attraction.  We carry liability insurance, which provides coverage of up to $5,000,000 per loss occurrence with a deductible of $25,000.  In addition, as substantially all of the parks in which the Top E® and Skycoaster® attractions are located, or will be located, feature “thrill rides”, attendance at the parks and consequently, revenues from the Top E® and Skycoaster® attractions may be adversely affected by a change in market acceptance, particularly in the event of any serious accident or similar occurrence on “thrill ride” attractions.

Effects of Inclement Weather

Most of the attractions at amusement parks are located outdoors; consequently, attendance at parks and our revenues may be significantly affected by the weather. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.  In addition, the Top E® attraction cannot operate in wet weather.

Seasonality

The operations of most parks are highly seasonal with park attendance occurring primarily in the second and third calendar quarters.  As a result, the vast majority of our royalty and ancillary cash flow revenue from the Top E® and Skycoaster® attractions will be generated during this period.

Economic Factors

The amusement and entertainment industries are highly dependent on tourism and consumers with disposable income, which may be affected by general economic conditions.  Approximately 92% of our total revenue was derived from the United States.  The recent downturn in the United States economy and recessionary trend has had and may continue to have an adverse affect on our revenues from royalties and product sales.

Our revenue and results of operations will likely be adversely affected by increased unemployment, inflation and decreases in travel and vacation expenditures.  The condition of the capital markets will affect our ability to raise capital on acceptable terms.

Environmental Regulation

Park operations are subject to increasingly stringent federal, state and local environmental laws and regulations governing noise levels, air emissions, soil contamination and the disposal of waste and hazardous materials.  We believe that we are in substantial compliance with applicable current regulatory standards.  If these standards change, we may require significant modifications and expenditures on our Top E® or the Skycoaster® attractions to meet such requirements.

Intellectual Property

Our success will depend significantly on our ability to obtain and enforce intellectual property protection for the proprietary hardware and software and the other proprietary portions of our rides and attractions in the United States and in other jurisdictions. Our U.S. patent protection covers major aspects of our technology and our trademark protection covers proprietary marks in the United States.  There can be no assurance that the claims allowed will be sufficient to protect our technology, or that patent laws will provide remedies sufficient to preclude any infringement of our rights, either in the United States or elsewhere.  In addition, there is no assurance that a patent issued to us will not be challenged, invalidated or circumvented or that our competitors will not independently develop or patent technologies that are equivalent or superior to ours. While we have attempted to protect our technology and general intellectual property rights under the applicable patent and trademark laws of the United States and will undertake, as economics allow and circumstances require, to obtain similar protection in other jurisdictions, there is no assurance that our efforts will effectively protect us or our products against piracy.  Monitoring and identifying unauthorized use of technology, trademarks, service marks and other proprietary rights and property may prove difficult, particularly outside of North America, and the cost of litigation may impair our ability to adequately guard against such piracy or infringement.

Impact of Possible Delays

The timing of the receipt of the amount still due to us under existing contracts and the timing or the amount of any revenues which we will receive from the sale of our rides or from the continuing royalties, merchandise sales or new product applications or developments cannot be precisely predicted.  Any substantial delay in product development, technology introduction or market acceptance could result in significant delays in revenues and could allow competitors to reach the market with products that could successfully compete with us for market acceptance and access.  In addition, we are dependent on third party manufacturers, and production scheduling problems, beyond our control, that could affect our ability to deliver rides to buyers on a timely basis.  In view of the evolving nature of the amusement park and destination resort industry and the uncertainties concerning the strategies which will be adopted by large park and venue operators, there can be no assurance of when or if we will achieve or sustain profitability.

No Assured Market for Stock

Our shares are listed and traded on the TSX Venture Exchange under the symbol “THL” and OTCBB under the symbol “THLL-F”.  We have been notified that the OTCBB is being phased out in late 2003 and will be replaced by the BBX Exchange, which will have listing requirements and listing fees.  While we intend to maintain our listings on the TSX and OTCBB, we cannot assure you that we will obtain a listing on the BBS Exchange or that these trading markets will be retained so as to correspond with an investor’s desire for a ready market for shares.

Potential Dilution

On July 31, 2002, we had 17,504,497 common shares issued and outstanding.  Subsequent to July 31, 2002 we completed the following transactions:

(a)

247,200 common shares purchased by the Company through a normal course issuer bid during the financial period ending July 31, 1998 were returned to Treasury.

(b)

2,000,000 common shares have been issued in connection with a 2,000,000 unit private placement at Cdn. $0.05 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to acquire one additional common share at Cdn. $0.10 for one year.

(c)

750,000 common shares were issued in connection with a Satisfaction and Release Agreement dated December 20, 2002 between the Company and the holder of the 6% debenture.

As of January 23, 2003 we had 20,007,297 common shares issued and outstanding. We have commitments which may require us to issue up to 4,275,000 additional shares of our common shares, including stock options exercisable to acquire up to 2,275,000 shares and share purchase warrants exercisable to acquire 2,000,000 shares.  The exercise of or the conversion of such options, and share purchase warrants will like occur only when the market price of our common shares exceeds the exercise price of the options or warrants, and such exercises, if any, may have an adverse effect on the market price of our common shares.  Furthermore, agreements to enter into future equity or debt financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of our securities.

Speculative Nature of TSX Venture Exchange Market and Over-the-Counter Bulletin Board Market

Our shares are traded on the TSX Venture Exchange and quoted on the OTCBB.  The TSX is known as a risk capital exchange where shares of speculative companies are often brought to market and traded. Many of the companies on the TSX have not engaged in profitable operations and are undertaking start up or mineral exploration activities.  The liquidity and depth of the market of the TSX and OTCBB may be dependent upon a substantial number of factors including the economies in British Columbia, Canada and the United States and the desire of investors to enter into a speculative market.  This may affect the pricing of our securities.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock.”  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The closing price of our shares on the OTCBB on December 31, 2002 was $0.01 per share.  As such, our shares will be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Currency Fluctuations and International Aspects of Business

Our management anticipates that we will pursue product markets on a world-wide basis.  We have sold the Top E® and Skycoaster® to customers throughout the world.  As a result, our business and results of operations may be affected by currency fluctuations, income tax matters and government regulations of the various jurisdictions, all of which will increase the complexities of our operations at this stage of our development.

Conflicts of Interest

Certain of our directors and officers may also act as directors and officers of other companies.  Consequently, there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers involving us are made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies.  In addition, each of our directors will declare a conflict in, and refrain from voting on, any matter in which such director may have a conflict of interest.  (See “Interest of Management in Certain Transactions”.)

All of our directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Governing Law

The various material agreements to which we are a party are governed by the law of several different countries and jurisdictions and there is no assurance that such agreements can be enforced in the courts of Canada.  The inability to enforce such agreements in Canada may have a material adverse effect on our business.

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

ThrillTime Entertainment International, Inc., a British Columbia corporation (the “Company”), through its wholly owned subsidiaries, Superstar Dragsters, Inc., a Nevada corporation (“Superstar”), Skycoaster, Inc., a Nevada corporation (“Skycoaster”), and ThrillTime Entertainment (US), Inc., a Nevada corporation (collectively, as applicable, the “Company”), are in the business of designing, prototyping, manufacturing and selling actual experience, amusement rides for destination and regional amusement thrill parks and family fun centers.

The Company was incorporated on August 29, 1988, as a British Columbia corporation under the name Aramis Ventures Ltd.  In 1992, the Company, under new management, changed the nature of its business from mineral exploration to designing, manufacturing and marketing amusement park rides.  The Company discontinued all of its mineral exploration activities in connection with its change of business.  On April 5, 1994, the Company changed its name to Newera Capital Corporation.  On August 12, 1997, the Company changed its name to its current name, ThrillTime Entertainment International, Inc.  The memorandum of the Company was amended on January 22, 1999 to increase the authorized capital from 50,000,000 to 100,000,000 shares without par value (“Common Shares”).

The registered office of the Company is located at #322 – 4585 Canada Way, Burnaby, British Columbia, V5G 4L6.  Its principal executive office is located at #1900 - 355 Burrard Street, Vancouver, British Columbia, V6C 2G8, and its phone number at that address is (604) 682-7737.

Neither the Company nor any of its subsidiaries have been subject to any bankruptcy, receivership or similar proceedings.  Where the context requires, the term “Company” includes the subsidiaries of the Company.

The Company’s common shares commenced trading on the Vancouver Stock Exchange on September 14, 1989, now the TSX Venture Exchange (the “TSX”), and is currently traded under the symbol “THL.”  The Company’s common shares have been quoted on the National Securities Dealers’ Association Over the Counter Bulletin Board (“OTCBB”) since January 15, 1996, and is quoted under the symbol “THLL-F”.  (See “Nature of Trading Market”.)

There have been no indications of any public takeover offers by third parties in respect to the Company’s shares or by the Company in respect of other companies’ shares which have occurred during the last and current financial year.

B.

Business Overview

The Company is in the business of developing, manufacturing and marketing amusement park “thrill rides.”  The Company currently markets two such thrill rides:

The Skycoaster®

In 1998, the Company acquired rights to the Skycoaster®, which is currently installed in 80 amusement parks throughout the world.  The Skycoaster® consists of a swing, suspended by steel flight cables from either an arch or an A-Frame structure.  One, two or three people (flyers) are harnessed and attached to the flight cables.  A steel launch cable suspended from a launch tower behind the flyers is attached to the flyers.  The flyers are then towed to the top of the launch tower.  Once the flyers have reached the top of the launch tower, one flyer pulls a rip cord device, and all of the flyers free fall until the flight cables take hold of the flyers and swing them back and forth in a pendulum motion.

The Top E®

In 1992, the Company began developing a thrill ride called the Top E®, which is currently installed in 4 amusement parks in the U.S.  The Top E® package consists of parallel lanes of metal tracking, and a series of 18 foot dragster cars, each with a fully powered General Motors 300 horse power engine, a control tower and a complex computer hardware and software system that controls the starting line, the timing, the braking and safety systems of the ride.  Riders are able to control the speed with their own gas pedal and have an actual race experience with the drivers in the other lanes.

The SkySpider™

The Company is in the process of introducing a new ride concept called the SkySpider.  Plans are underway to begin marketing this product in the March/April 2003 time frame.  The SkySpider™ is currently in the developmental and engineering stages and is being developed internally by the Company.

The Amusement Park Ride Industry

The amusement park and ride industry in North America can be characterized based on two types of competitors, which also represents the Company’s target market:

Large Corporations and Amusement Park Developers:  There are a small number of very large corporate firms that develop and operate destination amusement theme parks and resort areas.  The large corporations include, among others, Disney, MCA, Anheuser Busch, Cedar Fair, and Six Flags, Inc.  These parks are generally built in conjunction with existing attractions, studios or other facilities, such as Universal City in Burbank, California, or on a stand-alone basis, such as Disney World and EPCOT Center in Orlando, Florida and Disneyland in Anaheim, California.  In some cases, developers of theme parks have also designed and installed amusement park rides.

Private Companies:  The remaining segments of the United States amusement ride and park markets include a large number of privately or family-owned businesses, which have developed in particular cities or regions and have operated as independent, privately held enterprises or structural and engineering companies that build a single product line, such as roller coasters or ferris wheels and sell them to the parks.

Traditionally, rides have been manufactured by private enterprises or structural engineering companies which have built and sold rides sometimes referred to as “hard rides.”  Hard rides are traditional mechanical rides that entertain riders through physical movement or ride experiences.  Hard rides include (i) “thrill rides,” such as roller coasters, bungy jumping and high speed spinning rides and (ii) “specialty rides,” such as carousels and ferris wheels.  The Company’s Top E® and Skycoaster® are thrill rides.  Hard rides are generally sold either on a pre designed-to-build or a specialty manufacturing basis.

In recent years, with the advent of computer and multi-media systems, there has been a trend to develop “virtual reality” rides, which provide computerized simulations of hard or thrill rides.  The Company does not currently intend to develop or market any virtual reality rides.

The Company’s Business

Business Strategy

In the early 1990’s, the Company’s management identified a potential business opportunity to manufacture, install and service “hard rides” in various mid-sized and regional amusement parks.  The Company believed that it could develop a market for thrill rides that it designed, developed and manufactured and achieve certain economies by replicating installations of these rides in other amusement parks.

In addition, through analyzing the existing industry, management recognized that hard ride manufacturers generally sold their rides to the user.  This practice resulted in only a single revenue event, rather than an opportunity to participate in ongoing revenues generated from the ride or amusement attraction.  As an integral part of its business strategy, the Company generally  arranges for the manufacture and sale of its attractions to amusement parks and retains a license, which entitles the Company to royalties based on revenues from ridership, merchandise, rider videos, photography and advertising generated by the thrill ride attraction.  The Company believes that the revenues generated from sales of rides, replacement parts sales and on-going licensing royalties will provide working capital for its internal operations and growth strategies.  The Company currently outsources manufacturing and marketing functions and uses internal purchasing agents to minimize its overhead expenses.  (See “Description of Business - The Company’s Manufacturing and Procurement Strategy”.)

There can be no assurance that the Company will continue to successfully market the Skycoaster®, Top E® attractions, introduce a new product concept known as the SkySpider™ or successfully develop other projects or that such projects, if developed, will generate any revenues or profits from operations.

The Company anticipates that its current working capital and cash flow from operations and the sale of its ride attractions  will be sufficient for the fiscal year ending July 31, 2003 to meet its minimum projected expenditures. Additional capital may need to be raised in subsequent periods to fund operations and/or to acquire new patents, or additional rides that have been developed, and to fund joint ventures or corporate acquisitions.  (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”.)  There can be no assurance that the Company will successfully obtain such financing on acceptable terms, if at all.

The Company’s Market Approach

In the amusement ride industry, most amusement ride manufacturers sell their rides without retaining a residual royalty or other revenue interests.  As a result, after an initial sale, amusement ride manufacturers have not had an on-going source of cash flow from their rides.

To address this limitation, the Company sells its rides or attractions and concurrently enters into a license for the operation of the Top E® and Skycoaster® attractions and the use of the accompanying trademarks.  The Company receives the initial sales price, and also receives on-going cash flow from participation in royalties, joint venture revenue, merchandising, and video/photography opportunities.  The on-going cash flow will enable the Company to share in the success of its attractions while allowing the Company an internal source of funds to develop new attractions, such as the SkySpider™, and to make acquisitions.

Based on the Company’s experience, the Company believes that the amusement ride industry in North America is largely composed of smaller tightly-held or family-owned ride manufacturers, which may present the Company with an opportunity to make acquisitions of additional amusement ride attractions to market to end users.

The Company’s Marketing Strategy

The Company’s marketing plan is based on a strategy of generating revenues from:

•

the sale of the Top E® and Skycoaster® attractions;

•

the introduction and sale of the SkySpider™ attraction;

•

royalties based on on-going ride usage or revenue; and

•

royalties on ancillary products, videos and photography, related merchandise, advertising and revenues from joint ventures.

The Company’s Manufacturing and Procurement Strategy

The Company does not own or operate a manufacturing facility and relies primarily on third-party vendors to manufacture components for its Skycoaster® and Top E®.

The Company contracts with several third-party vendors to manufacture Skycoaster® components, which are delivered to and consolidated at the buyer’s site for installation and construction.  This approach will be used for the SkySpider™.

The Top E® consists of components that are purchased from third-party vendors under contractual or supply arrangements.  These components include the electrical and computer control systems and software, steel/metal fabrication, braking systems, and the dragster cars.  To date, the dragster cars have been manufactured and assembled in the Salt Lake City, Utah, area with the final assembly being done by Morgan Valley Manufacturing, Inc. (“Morgan Valley”), on a fixed price contract basis with the Company.  Future contracts may provide incentives to Morgan Valley for quality, cost savings and timely delivery.  The Company’s manufacturing outsourcing has relieved it of the start-up and overhead costs of a manufacturing plant and of maintaining or financing significant related inventory. The Company believes it will have sufficient lead time to allow it to plan, coordinate and adapt its manufacturing requirements in advance.

The Company generally enters into new contractual arrangements once a new sale to a customer is finalized.  There can be no assurance that the Company will be able to continue to procure components for its Skycoaster® and Top E® in a timely manner, if at all, or on commercially reasonable terms.  In the event the Company is unable to procure such components at reasonable prices and in a timely manner, the Company’s delivery of customer orders may be delayed and the Company’s business and results of operations may be adversely affected.

The Company’s Delivery and Support Programs

The Company provides each attraction purchaser with detailed engineering requirements to install the Skycoaster® , Top E® and when developed, the SkySpider™ ride.  The purchaser can elect to do its own construction and installation, retain an independent contractor or have the Company arrange for the construction and installation.

The Company supervises the final installation of the ride components and provides on-site training on safety, operations, maintenance and inspections upon installation of either ride.  The Company tests and certifies ride operators prior to allowing a purchaser to operate a Skycoaster® or Top E® ride.  The Company provides operators with periodic refresher courses in operations and safety.

Generally, the buyer takes delivery of its Skycoaster® or Top E® at a manufacturing facility designated by the Company pursuant to a standard form of purchase and license agreement.  Delivery to countries in Asia, Europe and South America are made by container shipment, which is economical and enables secure packaging of the rides.  The Company anticipates that it will generate additional revenues from the supply of parts and service to operating parks.

The Company’s Research and Development

In 1998, the Company acquired a company which owned the patents and trademarks related to the Skycoaster® ride system.  The Skycoaster® was fully developed at that time.

The Company developed the Top E® attraction using a combination of its own personnel and outside resources.

The Company is in the development phase of the SkySpider™ using a combination of its own personnel and outside resources.

The Company spent $9,053, $1,661 and $4,362 on research and development for the fiscal years ended July 31, 2002, 2001 and 2000, respectively.

The Company’s Proprietary Systems

Skycoaster®:  The Skycoaster® proprietary system is a combination of the flight and launch towers, flight cables, launch cable and winch, harnesses, loading platform, copyrighted manuals and logos and the registered trademarks and patents.

Top E®:  The Top E® dragster ride is a patented amusement ride, and the computer operating safety hardware and software developed for the Top E® are also proprietary.  The Company believes these systems can be adapted to other attractions the Company may develop.  The Company anticipates that continued use and adaptation of the proprietary system may allow the Company to develop similar systems and applications for other rides.  Top E®, Top Eliminator® and Top Eliminator Dragsters® are all registered trademarks of the Company.

Since the Company is only at the concept stage for the SkySpider™, the proprietary nature and extent of trademarking has not yet been determined.

The Company’s Proprietary Protection

The Company has obtained United States patents for the Top E® and Skycoaster® attractions.  The Company has made international PCT patent filings for the Top E® and Skycoaster® attractions and national filings in most of the major countries of the world to obtain international patent protection. The Company has also developed proprietary information with respect to the Top E® attraction’s computer software safety and operating systems.  Since the Company is only at the concept stage for the SkySpider™, the proprietary nature and extent of trademarking has not yet been determined. There can be no assurance that the Company will successfully obtain any new patents, protect its existing US and foreign patents or that such patents, if granted, will protect the Company from potential competitors.

Material Agreements Related to the Company’s Business

Acquisition of Skycoaster® Attraction

On December 1, 1997, the Company entered into an agreement with Skycoaster, its wholly owned subsidiary, Sky Fun 1, Inc. (“Sky Fun”) and William J. Kitchen (“Kitchen”), as amended March 18, 1998 and June 16, 1998, whereby Skycoaster acquired 100% of the issued and outstanding shares of Sky Fun. The acquisition closed on July 3, 1998.

The Company agreed to purchase the shares of Sky Fun for a total of $12,075,000, consisting of a cash payment of $6,000,000 and 607,500 of the Company’s common shares at a deemed value of $10 per share.  The Company also agreed to make additional payments or issue additional shares to Kitchen in the event (i) the market price of the Company’s shares was less than $10 per share and/or (ii) the average daily trading volume of the Company’s shares for the 30 consecutive trading days prior to July 3, 1999 was less than 15,000 shares.  The Company assigned certain intellectual property it acquired from Sky Fun to Kitchen to secure payment, and Kitchen granted an exclusive license to the intellectual property to the Company.

Based on the closing share price of the Company’s shares on July 3, 1999, the Company’s liability to Kitchen relating to the share price provisions was $5,950,470.  The Company and Kitchen subsequently agreed to settle this liability for $4,000,000, pursuant to a memorandum of understanding dated August 17, 1999, as amended November 2, 1999.  The Company paid the settlement amount on November 8, 1999.  The $543,522 difference between the contingent amount due, calculated at the time of the acquisition, and the ultimate settlement price of $4,000,000, has been recorded as a reduction in the value of the patent rights acquired.

Under the terms of the memorandum of understanding, all obligations under the prior agreements were cancelled.  The agreement provided that Skycoaster would sell a new Skycoaster® ride to Kitchen, the size of which is yet to be determined, at a 10% discount.  In addition, Kitchen agreed to assign his patent in a new ride called SkyMax to Skycoaster for $1 provided that Skycoaster develop SkyMax within one year of the date of the agreement. The Company determined that it was not economically feasible to develop SkyMax, and the patent reverted back to Kitchen on November 8, 2000.

In November 1999, the Company completed a $4,000,000 financing through a non-convertible secured loan with a rate of interest of 10.5% per annum, which will be amortized as to principal and interest over five years.  The Company used the funds to complete the acquisition of Sky Fun, pursuant to the terms of its memorandum of understanding with Kitchen.  Under the terms of the loan agreement, the Company has pledged to the lender its common shares of Skycoaster, as well as the Skycoaster® worldwide patents, trademarks and royalty stream.  The loan may be repaid at any time with a penalty equal to the interest the lender would have otherwise earned over the remaining life of the loan.

In connection with its acquisition of Sky Fun, the Company also entered into a consulting agreement with Kitchen, which terminated on July 3, 1999.

At the time of the acquisition, Sky Fun was involved in a contract dispute with a licensee of one of its Skycoaster® products.  In November 1998, an arbitration tribunal awarded $1.4 million to the Company in resolution of the dispute, which was subsequently settled for cash of $1.2 million.  This receipt, net of taxes payable of $449,000, was recorded as an adjustment to the value of the patent rights acquired in 1999.

Malibu Entertainment Worldwide, Inc. (“Malibu”)

During fiscal 1997, the Company entered into a master sales and license agreement with Malibu to provide 32 lanes of the Top E® ride in fiscal 1997, 40 lanes in fiscal 1998 and 48 lanes in fiscal 1999.  Malibu defaulted on the agreement in 1999.

During fiscal 2000, the Company and Malibu entered into a settlement agreement whereby Malibu paid the Company $1.1 million in cash and issued to the Company Malibu common shares having a trading value at the date of issuance of $1.5 million.  Under the terms of the settlement agreement, Malibu was relieved of its obligation to acquire any additional Top E® lanes, and the Company delivered to Malibu 20 completed lanes that had been partially paid for.  The Company received 4,633,922 shares of Malibu that had an average trading value of $0.3237 per share at the time of issuance.  The shares received were subject to a one year hold period that expired February 18, 2001. The settlement agreement provided Malibu the option to purchase the shares from the Company for cash of $1.5 million to August 16, 2000, which expired unexercised.

As a result of the above restrictions and other factors, the Company initially recorded the Malibu shares received at their estimated fair value of $500,000.  On July 31, 2000, the quoted market value of the Malibu shares was $0.22 per share and on November 10, 2000, the quoted market value of Malibu shares had declined to $0.045 per share.  As a result of this and other factors, the Company recorded a provision for the decline in value of the Malibu shares of $300,000 as at July 31, 2000.  On July 31, 2001, the quoted market value of the Malibu shares was $0.02 per share.  As a result of this and other factors, the Company recorded a provision for the decline in value of the Malibu shares of $199,999 to $1. On January 21, 2002, Malibu announced that it would terminate the registration of its common shares under the Securities and Exchange Act of 1934 and to cause its common shares to cease to be traded on the OTC Bulletin Board on January 24, 2002.

The master sales and license agreement was replaced by individual license agreements for each location Malibu installed the Top E® attraction.

Each existing Top E® license agreement requires Malibu to pay the Company a per ride declining royalty effective from the initial opening, and varying depending on the number of rides.  Commencing in the year 2000, the royalty per ride will be adjusted annually based on any change in the consumer price index for the previous calendar year. Malibu is not required to pay a separate royalty on merchandise sales, but if Malibu accepts advertising originating from the Company, then Malibu and the Company will negotiate a profit sharing arrangement with respect to such advertising.  The Company also generates revenue from after market part sales.

Each existing Top E® license agreement includes a license to operate the Top E® attraction and to use the trademarks for a term through December 31, 2059, unless notice is given by September 1, 2029, in which event the license will terminate on December 31, 2029.  The Company may enter into additional licensing agreements in the future.

Throughout the term of the agreement, each licensee will have territory rights in the geographic area within 25 miles of the park, subject to certain conditions.

The Company may elect to terminate any license agreement, seek monetary damage or seek both remedies in the event Malibu breaches a material covenant in a license agreement.

On July 5, 2002 the Company consented to the assignment by Malibu of two of its license agreements along with all of its Top E® inventory to Festival Fun Parks LLC (“FFC”) (d/b/a Palace Entertainment).  FFC have agreed to observe and perform all covenants and obligations under the license agreements.  Malibu has also surrendered all rights to territorial protection under the December 1999 Settlement Agreement with the Company and FFC has agreed to observe and be bound by the inventory obligations contained in the Agreement.  FFC have agreed to refrain from installing any of the inventory at any location without entering into a License Agreement with the Company.

Purchase and License Agreements

The Company sells its attractions under a purchase and license agreement which specifies the price, and terms of payment and, provides the purchaser with a license to operate the attraction and to use the trademarks associated therewith.  In the past the term of each agreement began on the date of execution and continued for the life of the patent.  The Skycoaster® patent expires on August 19, 2012 and the Top E® patent expires on December 31, 2015. Throughout the term of each purchase and license agreement, the Company generally grants each park exclusive territory rights within a specified mile radius of the location of the ride.

Each purchase and license agreement also includes a royalty payable to the Company equal to a negotiated percentage of the ticket price for a ride on the attraction, as well as a royalty based on the selling price of the sale of products or services bearing the trademarks.  In most cases, the Company has minimum royalty payments per year depending on the agreement with the park.  In some cases, depending on individual negotiations, the Company will be paid a one time royalty payment on the date the purchase and license agreement is executed.  Currently, Skycoaster has joint venture agreements with two amusement parks, under which the parks share in the revenues generated from ride and merchandise sales.  For Top E®, royalties vary according to individual negotiations.

C.

Organization Structure

The following table sets forth the name of each material subsidiary of the Company, the jurisdiction of its incorporation and the director or indirect percentage ownership by the Company in such subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Superstar Dragsters, Inc.	Nevada	100%
Skycoaster, Inc.	Nevada	100%
ThrillTime Entertainment (US), Inc.	Nevada	100%

D.

Property, Plant and Equipment

The Company’s corporate headquarters are located in Burnaby, British Columbia.  In an effort to streamline both its Skycoaster and Superstar Dragsters operations, in addition to cutting costs, the Skycoaster operations office was moved from Longmont, Colorado to Layton, Utah in August 2002.  The Company and Skycoaster now lease approximately 4,989 square feet of office space compared to 5,646, at an annual aggregate rental of approximately $4,600 compared to $6,600 during fiscal 2002.  The leases expire on March 31, 2003 and July 31, 2005, respectively.  Management intends to renew its Burnaby lease at comparable market rates. Management believes these offices are adequate for its needs.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis explains trends in the Company’s financial condition and results of operations for the three fiscal years ended July 31, 2002, 2001 and 2000.  This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F.  The financial statements have been prepared in accordance with Canadian GAAP which conforms to U.S. GAAP, except as described in Note 17 to the Consolidated Financial Statements included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are in United States dollars.  The discussion is based on the consolidated financial statements as prepared in accordance with Canadian GAAP.

The Company is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company’s operations from 1995 through 1998 consisted primarily of developing and refining the Top E® attraction, and in 1996, the Company commenced marketing the attraction as well as continuing the on-going development of the Top E® attraction.  In 1998, the Company acquired the Skycoaster®, a fully developed amusement ride and is currently marketing that ride to buyers.

A.

Operating Results

The Company generates revenues by installing its attractions pursuant to purchase and license agreements, which typically include a license to operate the Skycoaster® or Top E® attraction and to use the trademarks associated therewith.   Each purchase and license agreement also includes a royalty payable to the Company equal to a negotiated percentage of the ticket price for a ride on the attraction, as well as a royalty based on the selling price of the sale of products or services bearing the trademarks.  In most cases, the Company has minimum royalty payments per year depending on the agreement with the park.

Year ended July 31, 2002 Compared to July 31, 2001

 Revenues:  Aggregate gross revenues from product sales, royalties and other revenue excluding interest income were approximately $3.0 million for the fiscal year ended July 31, 2002 compared to $4.2 million for the fiscal year ended July 31, 2001.  Revenue from sales in the United States constituted approximately 92% of the Company’s total revenue in both fiscal 2002 and fiscal 2001.  Revenues for 2002 were down compared to 2001 due to lower ride sales (two sales in 2002 versus four sales in 2001); a discount that was provided to a customer to assist with funding a re-engineered Skycoaster® model, and a general decline in ticket sales and royalties due to lower attendance at parks as a result of September 11, 2001 and the current U.S. economy.

Gross revenues from the Top E® ride were $0.4 million for the fiscal year ended July 31, 2002, compared to $0.3 million for the fiscal year ending July 31, 2001.  Included in gross revenues from the Top E® ride was royalty income of $86,866 for the fiscal year ended July 31, 2002, compared to $104,317 in fiscal 2001

Gross revenues from the Skycoaster® ride were $2.6 million for the fiscal year ended July 31, 2002, compared to $3.9 million for the fiscal year ending July 31, 2001, which included royalty income and joint venture revenue of $1,012,516 in fiscal 2002, compared to $1,125,790 in fiscal 2001.  The $1.3 million net difference resulted from lower Skycoaster® sales (two versus four in 2001) amounting to $1.2 million, and a reduction in joint venture and royalty income of approximately $100,000 due to lower attendance and ridership experience at parks.

In the spring of 2002, the Company initiated a project to re-engineer one its Skycoaster® rides.  To offset the design, engineering, development and manufacturing costs, an agreement was reached with a customer to fund the prototype.  The total reengineering and manufacturing costs for the ride amounted to $221,241, of which $199,237 or 90% was funded by the customer.   The $199,237 was included in product sales and the $221,241 was included in cost of sales.  The impact of this treatment reduced overall gross margin for fiscal 2002 from 39.9% to 33.9%.

Royalty revenue was $982,547 for the fiscal year ended July 31, 2002, compared to $1,141,134 for the same period in fiscal 2001, a decline of $158,587 or 13.9% due to lower attendance and ride ticket sales within the amusement ride industry.

Other revenue was $299,650 for the fiscal year ended July 31, 2002, compared to $88,974 for the same period in fiscal 2001, an increase of $210,676. Included in other revenue of $299,650 was $157,814 in previously deferred revenue which has now been recognized due to expiration of a Top E® contract. .

The Company believes that revenues from product/part sales should increase during the fiscal year ending July 31, 2003, compared to fiscal 2002, as the Company is in negotiations to complete the sale and installation of two to three rides, joint ventures and the introduction of the SkySpider™.  Royalty revenues are expected to increase slightly during the fiscal year ending July 31, 2003, compared to fiscal 2002, as a result of new ride installations, offset by park closures.  There can be no assurance that historical results will be any indication of future results or that revenues will increase as anticipated by management.

Loss:  The net loss for fiscal 2002 was $2.4 million or $0.14 per share, compared to a net loss of $3.1 million or $0.18 per share for the prior year, a decrease of $0.7 million.

Operating income before interest, amortization, write-downs and income taxes was $412,191 or $0.02 per share for the fiscal year ended July 31, 2002, compared to $443,762 or $0.03 for fiscal 2001, a decrease of $31,571.

Amortization of capital assets in the amount of $103,326 ($117,003 in 2001), amortization of patent rights in the amount of $1,664,946 ($1,664,947 in 2001) and write-down of assets, legal and other costs in the amount of $331,000 ($876,495 in 2001) were recorded in the year.  The write-down of assets, legal and other costs of $876,496 or $0.05 in fiscal 2001 were related to write-downs of Top EliminatorÒ inventory ($676,496) after an assessment of the carrying value relative to estimated net realizable value and the Company’s investment in Malibu ($199,999) to reflect the decline in current market value of the Malibu shares.  The Company had income tax expense of $80,031 for the fiscal year ended July 31, 2002, compared to $193,465 in fiscal 2001.

Operating Expenses: Operating expenses, excluding interest expense, amortization, write-downs and income taxes, for the fiscal year ended July 31, 2002 were $1,438,461 for the fiscal year ended July 31, 2002, compared to $1,297,524 for fiscal 2001, an increase of $140,937 or 10.9%. This increase was due in part from an increase in general liability insurance, sales and travel expenses and costs associated with the move to Utah.  Marketing and selling expenses decreased to $56,984 in the fiscal year ended July 31, 2002, compared to $68,614 in fiscal 2001, and research and development expenses relating to trademarking and design fees for new product concepts increased to $9,053 in fiscal 2002, compared to $1,661 in fiscal 2001. The Company believes that expenses should decrease during the fiscal year ending July 31, 2003, compared to fiscal 2002, as the Company has implemented an initiative to contain overall general and administrative expenses by consolidating certain functions.  There can be no assurance that historical results will be any indication of future results or that expenses will decline as anticipated by management.

Due to the state of the insurance industry, there is no assurance that current insurance premiums will reflect historical levels and, in fact, may increase.  Also, in the event that accidents or incidents occur, the Company may incur increased legal expense in connection with its $25,000 deductible per occurrence required under its current policy to defend itself.

Year ended July 31, 2001 Compared to July 31, 2000

Revenues:  Aggregate gross revenues from product sales, royalties and other revenue excluding interest income were approximately $4.2 million for the fiscal year ended July 31, 2001 compared to $4.1 million for the fiscal year ended July 31, 2000.  Revenue from sales in the United States constituted approximately 92% of the Company’s total revenue in fiscal 2001 and fiscal 2000.

Gross revenues from the Top E® ride were $0.3 million for the fiscal year ended July 31, 2001, compared to $0.7 million for the fiscal year ending July 31, 2000.  Included in gross revenues from the Top E® ride was royalty income of $104,317 for the fiscal year ended July 31, 2001, compared to $141,476 in fiscal 2000.

Gross revenues from the Skycoaster® ride were $3.9 million for the fiscal year ended July 31, 2001, compared to $3.3 million for the fiscal year ending July 31, 2000, which included royalty income and joint venture revenue of $1,125,790 in fiscal 2001, compared to $1,287,413 in fiscal 2000.  The difference of $600,000 is due to lower sales revenues for 2000.

In prior years the Company did not install rides, and historically product sales revenues included only revenues from ride and parts sales.  During the fiscal year ended July 31, 2001, the Company agreed to install four rides at the request of a customer and included revenue from such installations in product sales revenues.  The following table sets forth revenue from ride/part sales and installation and the cost of sales related to such revenue during fiscal 2001:

	Revenue	Cost of Sales	Gross Margin
Ride and parts sales	$ 1,716,867	$ 1,250,470	$ 466,397
Installation fees	1,024,293	1,076,468	(52,175)
Other	209,146	112,190	96,956
Total	$ 2,950,306	$ 2,439,128	$ 511,178

The Company charged its customers installation fees on a flow through basis resulting in negative gross margin from installation.  Gross margin for the fiscal year ended July 31, 2001 was $511,178 or 17.3% of product sales, compared to $753,489 or 33.7% for the same period in fiscal 2000.  Overall, revenue from product and part sales, excluding installation fees, was $1,926,013 in the fiscal year ended July 31, 2001, compared to $2,236,342 for the same period in fiscal 2000, a decline of $310,329 or 13.9% because of park closures and discounts on ride sales.

Royalty revenue was $1,141,134 for the fiscal year ended July 31, 2001, compared to $1,287,413 for the same period in fiscal 2000, a decline of $146,279 or 11.4% because of several park closures during the year.

Other revenue was $88,974 for the fiscal year ended July 31, 2001, compared to $605,331 for the same period in fiscal 2000, a decline of $516,357.  In fiscal year ended July 31, 2000 in addition to joint venture revenue of $104,170 ($88,974 for fiscal 2001) and miscellaneous revenue of $1,161, other revenue included $500,000 in Malibu shares received pursuant to a settlement agreement.

Loss:  The net loss for fiscal 2001 was $3.1 million or $0.18 per share, compared to a net loss of $2 million or $0.11 per share for the prior year, an increase of $1.1 million.

Operating income before interest, amortization, write-downs and income taxes was $443,762 or $0.03 per share for the fiscal year ended July 31, 2001, compared to $1,022,346 or $0.06 for fiscal 2000, a decrease of $578,584.  This decrease resulted, in part, from reduced gross margin related to the flow through installation fees included in product sales and an overall decline in revenues.

Amortization of capital assets in the amount of $117,003 ($156,263 in 2000), amortization of patent rights in the amount of $1,644,947 ($1,644,947 in 2000) and write-down of assets, legal and other costs in the amount of $876,495 ($300,000 in 2000) contributed to the Company’s net loss in the fiscal year ended July 31, 2001.  The write-down of assets, legal and other costs of $876,496 or $0.05 in fiscal 2001 related toTop EliminatorÒ inventory ($676,496) after an assessment of the carrying value relative to estimated realizable value and the Company’s investment in Malibu ($199,999) to reflect the decline in current market value of the Malibu shares.  The Company had income tax expense of $193,465 for the fiscal year ended July 31, 2001, compared to $244,360 in fiscal 2000.

Operating Expenses:  Operating expenses, excluding interest expense, amortization, write-downs and income taxes, for the fiscal year ended July 31, 2001 were $1,297,524 for the fiscal year ended July 31, 2001, compared to $1,623,887 for fiscal 2000, a decrease of $326,363 or 20.1%.  Decreases in expenses over the prior year resulted from decreases in insurance, professional fees and wages.  Marketing and selling expenses decreased to $68,614 in the fiscal year ended July 31, 2001, compared to $133,467 in fiscal 2000, and research and development expenses decreased to $1,661 in fiscal 2001, compared to $4,362 in fiscal 2000.

B.

Liquidity and Capital Resources

To date, the Company has funded its working capital, development of the Top E® attraction and the acquisition of Skycoaster by the issue of share capital under private placements, exercise of warrants and exercise of stock options, by the issuance of debt and from cash generated from operations.

The Company did not raise any capital through the sale of securities during the fiscal year ended July 31, 2002.

At July 31, 2002, the Company had a working capital deficiency of $6,792,422, after classifying the full amount of the convertible debenture amounting to $6,879,426 as a current liability.  Cash on hand July 31, 2002 amounted to $265,729, accounts receivable and prepaids aggregated $414,955 and inventory amounted to $172,732.  Current liabilities including $7,390,987 relating to the current portion of the long term debt from three debt instruments totaled $7,645,838.

During 2002, the Company generated $43,148 from operations compared to using $20,456 in 2001.  Net cash flows used in financing activities amounted to $557,153 in 2002 compared to $667,070 in 2001.  The $557,153 relates to principal payments of long-term debt.  Of the $9,958,925 in long-term debt as of July 31, 2002, $5,940,000 plus accrued interest is convertible into common shares of the Company at a fixed conversion price of $1.11 per share until December 31, 2002.  At that time, any remaining principal plus accrued interest will be automatically converted into common shares at the fixed conversion rate of $1.11 per share.

At July 31, 2002, the Company had a shareholders’ equity deficiency of $8,231,079 and has generated losses in each of the last three fiscal years.

On December 20, 2002, we entered into a Satisfaction and Release Agreement with the holder of the 6% Debenture, under which $832,000 of the principal due under the debenture was converted into 750,000 Common Shares and the remaining principal and interest due under the debenture was satisfied for $120,000, payable $60,000 on January 23, 2003 and $60,000 payable in four monthly installments commencing on July 31, 2003.  On January 21, 2003, we completed a private placement of 2,000,000 units at Cdn$0.05 per unit to raise Cdn$100,000.  Each unit consisted of one Common Share and one share purchase warrant exercisable to acquire one additional Common Share at Cdn$0.10 for one year.  We used the proceeds of the private placement to make the first payment to the holder of the 6% Debenture under the terms of the Satisfaction and Release Agreement.

The Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, management’s ability to achieve profitable operations through new ride sales, maintain its current royalty revenue stream and raise sufficient capital to fund the development of new rides.  Due to market conditions and the fact that completion of future financing will be subject to the Company’s financial position, there can be no assurances that the Company will be successful in generating sufficient cash to continue operations.  If it is not, the Company will be required to reduce operations or liquidate assets.

Plan of Operation

The Company anticipates that it will require cash flow of approximately $2.5 million during the twelve-month period beginning February 1, 2003 and ending January 31, 2004, primarily related to repayment of debt, administrative costs and salary expenses.  In addition to restructuring its debt, the Company anticipates that cash on hand and revenues from sales, royalties, joint venture income and parts sales will be sufficient to fund its capital needs through January 31, 2004.   However, should net cash not be generated from sales before the end of calendar 2002, the Company may be required to seek additional financing and/or restructure its operations.

During fiscal 2002, the Company completed a significant financial restructuring of a number of agreements previously entered into by the Company.  The Company has subsequently recruited personnel to increase its sales and marketing activities for its products.  Management is continuing to evaluate the international market for potential sales opportunities and intends to actively market and promote its products based on identified opportunities. The Company may also explore new ride development opportunities through either direct acquisitions or joint ventures.

In the event the Company is required to raise additional capital to finance its operations during fiscal 2003 or 2004, the Company intends to raise such capital through equity or debt financing.  Although the Company has been successful in raising funding by issuing equity and debt, the ability to continue to do so in the future is uncertain and will be dependent on the state of the financial markets and the ability of the Company to sell and distribute its attractions on a profitable basis.  Should sources of equity or debt financing not be available to the Company, the Company may seek a joint venture relationship, which may not be available on acceptable terms.  Furthermore, if the Company is not able to generate sufficient cash from operations or obtain the capital resources necessary to meet its obligations, its ability to continue as a “going concern” might be adversely affected.

Except for the engineering and design costs estimated at $150,000 related to the SkySpider™, the Company does not have any anticipated capital expenditures pending, as all manufacturing is done under contract.  The Company is currently funding its cost of goods sold by obtaining advances from purchasers of its attractions.

C.

Research and Development, Patents and Licenses, etc.

The Company’s research and development activities over the past three fiscal years have focused on improvements to its Skycoaster® ride system and Top E® attraction.  The Company spent $9,053, $1,661, and $4,362 on research and development for the fiscal years ended July 31, 2002, 2001 and 2000, respectively. In 1998, the Company acquired a company which owned the patents and trademarks related to the Skycoaster® ride system.  The Skycoaster® was fully developed at that time.  The Company developed the Top E® attraction using a combination of its own personnel and outside resources.  The Company estimates that it will spend approximately $150,000 for the engineering and design costs related to the SkySpider™ during the next twelve months.  The Company anticipates it will fund these costs through a combination of cash from operations, customer deposits and debt financing. See “Information on the Company – Business Overview.”

D.

Trend Information

Revenue from production, sales and royalties declined in the fiscal year ended July 31, 2002, compared to fiscal 2001.  There exists a high probability that revenue during the first half of the fiscal year ending July 31, 2003 may be weaker than fiscal 2002 due to a general downturn in the U.S. economy, the continuing effect the events of September 11, 2001 have had and are anticipated to continue to have on tourism and the amusement park industry, and the current threat of war.  The Company anticipates that amusement parks may reduce or delay capital expenditures on amusement park rides, which may have a material adverse effect on the Company’s business and results of operations.  The Company anticipates that royalty revenue from existing rides will be sufficient to meet the Company’s minimum cash flow requirements.  However, royalty revenue may be adversely affected by a decline in tourism or amusement park attendance.

In the event revenue from operations is insufficient to meet the Company’s minimum cash flow requirements, the Company anticipates it will attempt to restructure existing debt, enter into joint venture or other strategic relationships to reduce expenses, sell some of its assets, restructure its organization to reduce expenditures, suspend its operations or raise additional capital on less than optimal terms.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

All of the directors of the Company are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Company’s Articles.  The Company’s last annual regular general meeting was held on January 28, 2003.  The Company’s executive officers are appointed by and serve at the pleasure of the Board of Directors.

The names, municipality of residence, position(s) with the Company and principal occupation(s) of each director and executive director of the Company as of July 31, 2002 are as follows:

Name and Municipality	First and Present Position with the Company	Principal Occupation During the Last Five Years
Ralph Proceviat Burnaby, British Columbia Canada	CFO November 26, 2001 to present Director and President July 3, 2002 to present	Thrilltime Entertainment International, Inc. November 2001 to present CFO NxGen Networks, Inc. June 2000 to July 2001 CFO Milborne Real Estate Corp. September 1997 to May 2000
Sherrill Cyr Surrey, British Columbia Canada	Secretary August 25, 1995 to present Director November 3, 1999 to April 26, 2002	Corporate Secretary/Director of Corporate Services ThrillTime Entertainment International, Inc. April 1994 to present
Iain Barr North Vancouver, British Columbia, Canada	Director September 22, 1998 to Present	Vice President, Finance Pacific West Systems Supply Ltd. August 1997 to present
Robert Mudie Surrey, British Columbia Canada	Director April 30, 2002 to present	VP Finance Cassola Management Ltd. March 1988 to present
Charles Moody Trophy Club, Texas USA	Chief Executive Officer September 11, 2000 to present	Director of Sales Larson International November 1998 to August 2000

The names, municipality of residence, position(s) with the Company and principal occupation(s) of each director and executive director of the Company as of January 28, 2003 are as follows:

Name and Municipality	First and Present Position with the Company	Principal Occupation During the Last Five Years
Ralph Proceviat Burnaby, British Columbia Canada	CFO November 26, 2001 to August 28, 2002 Director and President July 3, 2002 to present Treasurer August 30, 2002 to present	Thrilltime Entertainment International, Inc. November 2001 to present CFO NxGen Networks, Inc. June 2000 to July 2001 CFO Milborne Real Estate Corp. September 1997 to May 2000
Sherrill Cyr Surrey, British Columbia Canada	Secretary August 25, 1995 to present Director November 3, 1999 to April 26, 2002 Director August 28, 2002 to present	Corporate Secretary/Director of Corporate Services ThrillTime Entertainment International, Inc. April 1994 to present
Darrel Taylor Coquitlam, British Columbia Canada	Director August 28, 2002 to present	President Attica Equipment Ltd. 1979 to present
Frank Deacon Port Coquitlam, British Columbia Canada	Director November 25, 2002 to present	Director Sales & Marketing Grimms Fine Foods April 1989 to present

The following is brief biographical information on each of the officers and directors listed above:

Iain Barr, C.A., age 44, has been a director of the Company since October 2, 1998 and Chairman of the Board since November 12, 1998.  Mr. Barr is also Vice President Finance with Pacific West Systems Supply Ltd., a privately owned company incorporated in British Columbia, which is a wholesale supplier of building materials.  He has been with Pacific West Systems since August 1987.  Mr. Barr has been a director of Liberty Oil & Gas Ltd. of Calgary, Alberta since September 1998, an oil and gas company whose shares are listed on the CDNX.  Mr. Barr was also a director of Rockport Energy Corporation of Calgary, Alberta from May 1997 to September 1998.  Mr. Barr resigned from the Board on August 27, 2002.

Robert Mudie, age 52, was appointed to the Board of Directors on April 30, 2002.  Mr. Mudie is a CA and brings 25 years of experience to the Company having held senior financial positions in various national and international organizations whose businesses include property development, construction and manufacturing.  Mr. Mudie earned his Chartered Accountant designation in 1981.  He graduated from the University of Sheffield, England in June 1971 with a Bachelor of Science, majoring in Pure Mathematics and Statistics.  Mr. Mudie resigned from the Board on August 27, 2002.

Ralph F. Proceviat, B. Comm., CA, age 52, joined the Company as CFO in December 2001.  He was appointed President and Director on July 3, 2002.  Mr. Proceviat has more than twenty years of business experience spanning a number of industries including high tech, telecommunications, real estate development and brokerage and manufacturing. He has held various CEO, CFO and COO positions with public and private organizations operating throughout the United States and Canada.  As the CEO of Cue Datawest, a large national based banking service provider to the credit union system, Mr. Proceviat oversaw the rebuilding of the company including the funding and development of a $50 million banking system that has been installed throughout the world.  Over his career, he has developed a specialty in turn-arounds, directing companies towards driving profitable growth and increasing shareholder value.  Mr. Proceviat received his Chartered Accountant designation during his tenure with PriceWaterhouse Coopers.  He has a Bachelor of Commerce degree from the University of British Columbia.

Sherrill Cyr, age 53, served on the Board of Directors from November 1999 to April 2002, when she resigned for personal reasons.   Ms. Cyr has been with the Company  since 1999 and has served as Corporate Secretary since August 25, 1995. She joined the Company in 1994 and as Director, Corporate Services is responsible for the Regulatory, Contractual, Risk Management and Corporate Governance functions for the ThrillTime group of companies.  Ms. Cyr was instrumental in setting up the internal administrative structure of the Company and was involved in the acquisition of Skycoaster, Inc.  As part of her corporate services functions, Ms. Cyr is responsible for filing the Company’s proprietary patents and trademarks covering many countries throughout the world.  Although currently inactive, Ms. Cyr earned her Canadian securities license through the Canadian Securities Institute in 1981.  In 1995 she completed the Corporate Governance of VSE Issuers Course through Simon Fraser University, B.C.  Ms. Cyr was reappointed to the Board on August 28, 2002

Charles L. “Bo” Moody, age 52, was appointed Chief Executive Officer on September 11, 2000. Mr. Moody has been actively engaged in the amusement and entertainment business for the past 16 years and has extensive background in both domestic and international sales.  For the past 6 years he has also been actively engaged in sales, manufacturing, customer service and in overseeing an international representative network. From November 1998 to August 2000 Mr. Moody was Director of Sales for Larson International working in the United States and Asia. From October 1990 to October 1998 he was the Managing Director of Chance International. Mr. Moody was responsible for creating a worldwide network of representatives for the distribution of the company’s amusement rides.  Mr. Moody resigned from the Company on August 31, 2002.

Darrel Taylor, age 67, joined the Board of Directors on August 28, 2002.  Mr. Taylor brings a wealth of experience and knowledge gained in over 28 years in the materials handling industry. Mr. Taylor is President of Attica Equipment Ltd., specialists in providing heavy duty equipment such as forklift trucks, container handlers and log handling equipment to the industries of Western Canada, as well as servicing the golf cart industry in BC. He is also President of Canport Industries Ltd., specialists in heavy duty equipment leasing; and President of Mayfair Industrial Painting Ltd., providing paint services to the transportation equipment and movie industry in Western Canada.

Frank Deacon, age 52, joined the Board on November 25, 2002. He has been in the grocery industry for over 30 years, having worked in manufacturing, wholesaling and retailing. Mr. Deacon is currently Director of Sales and Marketing for Grimms Fine Foods, a manufacturer and supplier to the food industry in Canada and abroad.

No director and/or executive officer of the Company has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

No director or executive officer of the Company has any family relationship with any other officer or director of the Company.

No director or officer has any arrangement or understanding with major shareholders, customers, suppliers, or others, pursuant to which they were selected as a director or member of senior management.

B.

Compensation

The Company does not generally compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Company other than services ordinarily required of a director.  No director received any compensation for his services as a director, including any committee participation or special assignments.

The following table sets forth, for the last full financial year, the Company's two most highly compensated executive officers.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)(1)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(2) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) payouts ($)	All Other Compen- sation ($)
Charles Moody CEO (4)	2002	$132,000	Nil	Nil	300,000	Nil	Nil	Nil
Ralph Proceviat CFO/President(5)	2002	$52,425 (6)	Nil	Nil	300,000	Nil	Nil	Nil

Notes:

(1)

Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.

(2)

Stock appreciation rights

(3)

Long-term incentive plan

(4)

Resigned August 31, 2002 (300,000 stock options cancelled September 30, 2002)

(5)

Appointed CFO on November 26, 2001 and President and Director July 3, 2002

(6)

Period covers November 26, 2001 to July 31, 2002

Long Term Incentive Plan

The Company does not have a long term incentive plan.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to Ralph Proceviat, President and Director, during the most recently completed Financial Period.

Name	Securities Under Options/SARs Granted (#)	Percentage of Total Options/SARs Granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Ralph Proceviat	300,000	100%	Cdn. $0.16	Cdn. $0.03	Dec. 31, 2005

There were no incentive stock options exercised by any Director or Senior Officer during the Financial Period.

Pension Plan

The Company's subsidiary, Skycoaster, Inc., has a pension plan available to its officers and employees.  Under the terms of the plan, the Company contributes 5% of gross annual salary.  During the financial period, the Company did not contribute to the pension plan on behalf of any senior officer. On July 31, 2002 the pension plan was terminated and all assets were distributed.

C.

Board Practices

Members of the Board of Directors are elected annually by the holders of the Company’s shares to represent the interests of all shareholders.  The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself.  The only standing committee of the Board of Directors of the Company is an Audit Committee.  As of July 31, 2002, the members of the Audit Committee of the Company’s Board of Directors were Iain Barr, Robert Mudie and Ralph Proceviat.  The current members of the Audit Committee are Ralph Proceviat, Darrel Taylor and Frank Deacon.  This committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the external auditors and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters.  None of the Company’s directors or executive officers are party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Employment contracts between the Company or any of its subsidiaries and Senior Executive Officers are set forth below:

1.

Pursuant to an agreement entered into on November 8, 2001 and effective as of November 26, 2001, between the Company and Mr. Ralph F. Proceviat, the Company agreed to engage the services of Mr. Proceviat as Chief Financial Officer.  In consideration, the Company agreed to compensate Mr. Proceviat on the following basis:

(a)

Monthly base salary of Cdn. $10,000.

(b)

Bonus equal to 1% of fiscal pre-tax accounting income for fiscal year 2002.  In successive years, 1% of fiscal pre-tax accounting income if fiscal pre-tax accounting income is greater than $2.0 million.  1 1/2% of fiscal pre-tax accounting income if fiscal pre-tax accounting income is greater than $3.5 million.  2% of fiscal pre-tax accounting income if fiscal pre-tax accounting income is greater than $5.0 million.

(c)

300,000 stock options issued by the Company vesting according to the following schedule:

i)

100,000 options shall vest anytime after July 31, 2002 (Year One) provided that fiscal pre-tax accounting income is greater than $2.0 million in either Year One or Year Two (July 31, 2003);

ii)

100,000 options shall vest anytime after July 31, 2003 (Year Three) provided that fiscal pre-tax accounting income is greater than $3.5 million;

iii)

100,000 options shall vest anytime after July 31, 2004 (Year Four) provided that fiscal pre-tax accounting income is greater than $5.5 million; or

iv)

If the target pre-tax accounting income in Years One, Two and/or Three is not achieved but the aggregate of Years One, Two, Three and Four pre-tax accounting income is equal to or greater than $10.5 million, then all options, aggregating 300,000, shall fully vest at the end of Year Four.

(d)

Should the Company be acquired by way of a takeover and Mr. Proceviat is not offered equivalent employment he will be entitled to receive two month’s compensation per year of employment to a maximum of six months based on the prior year’s base salary plus bonus.  In the case of termination of employment, except for termination for just cause, Mr. Proceviat shall be entitled to two month’s base salary for each year of employment to a maximum of six months.

Upon the resignation of Mr. Moody, Mr. Proceviat’s monthly base salary was adjusted to Cdn. $12,500.

Compensation of Directors

During the financial period, no compensation was paid to the directors of the Company or any of its subsidiaries for their services:

1.

in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

2.

as consultants or experts.

The Company has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, other than shown above.

D.

Employees

As of January 23, 2003, the Company had 6 full time employees, of whom 2 were involved in overseeing sales, manufacturing and installation, and 4 were in administration.  The Company has no current plans that would result in any material change in the number of employees or their respective assignments. The Company also has, under contract, a sales force of which 2 personnel are actively engaged in sales of the Company’s products.

E.

Share Ownership

The Company’s shares of common stock are publicly traded on the TSX in Canada and quoted on the OTCBB in the United States.  Its shares are held by residents of Canada, the United States and other countries.  To the best of its knowledge, the Company is not controlled, directly or indirectly, by another corporation or any government and, as at July 31, 2002, no person owns more than 10% of the outstanding voting Shares of the Company.  As of July 31, 2002 the Company had 17,504,497 shares of common stock issued and outstanding.  (See Item 8. B Significant Changes)

Subsequent to July 31, 2002 the Company completed the following transactions:

(a)

247,200 common shares purchased by the Company through a normal course issuer bid during the financial period ending July 31, 1998 were returned to Treasury.

(b)

2,000,000 commons shares have been issued in connection with a 2,000,000 unit private placement.  Each unit consists of one common shares and one share purchase warrant exercisable for one year.

(c)

750,000 common shares were issued in connection with a Satisfaction and Release Agreement dated December 20, 2002 between the Company and the holder of the $5,940,000 6% convertible debenture

As of January 23, 2003, the Company had 20,007,297 shares of common stock issued and outstanding.

The following tables sets forth certain information concerning the number of shares of our common stock owned beneficially as of July 31, 2002 and January 23, 2003 by: (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) directors and executive officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

As of July 31, 2002 – 17,504,497 shares of common stock issued and oustanding

Name of Jurisdiction of Residence of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Iain Barr, Director(8) Canada	450,000	2.51%(2)
Ralph Proceviat Canada	300,000	0.0%(3)
Sherrill Cyr Canada	40,033	0.23%(4)
Charles Moody, CEO(9) USA	300,000	0.57%(5)
Officers and Directors, as a group (5 persons)	1,090,033	3.3%(6)
Park LLC	6,368,247	26.68%(7)

(1)

Based on 17,504,497 common shares issued and outstanding on July 31, 2002

(2)

Includes 50,000 common shares, and 400,000 stock options exercisable within 60 days of July 31, 2002.

(3)

No options are exercisable within 60 days of July 31, 2002.

(4)

Includes 10,033 common shares, and 30,000 stock options exercisable within 60 days of July 31, 2002.

(5)

Includes 100,000 stock options exercisable within 60 days of July 31, 2002.

(6)

Includes 60,033 common shares and 530,000 stock options exercisable within 60 days of July 31, 2002.

(7)

Includes 5,351,352 common shares based on the full conversion of the $5,940,000 principal amount of a 6% convertible debenture plus 1,016,895 common shares relating to the maximum amount of interest which could accrue at maturity on December 31, 2002.

(8)

Resigned August 27, 2002

(9)

Resigned August 31, 2002

As of January 23, 2003 - 20,007,297 common shares issued and outstanding:

Name of Jurisdiction of Residence of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Sherrill Cyr Canada	460,033	2.25%(2)
Frank Deacon Canada	552,900	2.69%(3)
Ralph Proceviat Canada	1,100,000	3.84%(4)
Darrel Taylor Canada	723,000	3.49%(5)
Officers and Directors, as a group (4 persons)	2,835,933	11.25%(6)
Park LLC	750,000	3.61(7)

(1)

Based on 20,007,297 common shares issued and outstanding on January 23, 2003.

(2)

Includes 60,033 common shares, 50,000 share purchase warrants and 350,000 stock options exercisable within 60 days of January 23, 2003.

(3)

Includes 102,900 common shares, 100,000 share purchase warrants and 350,000 stock options exercisable within 60 days of January 23, 2003.

(4)

Includes 200,000 common shares, and 200,000 share purchase warrants and 400,000 stock options exercisable within 60 days of January 23, 2003.  Does not include 300,000 stock options which are not exercisable within 60 days of January 23, 2003.

(5)

Includes 373,000 common shares, and 350,000 stock options exercisable within 60 days of  January 23, 2003.

(6)

Includes 735,933 common shares, and 350,000 share purchase warrants and 1,450,000 stock options exercisable within 60 days of January 23, 2003.

(7)

750,000 shares issued in connection with a Satisfaction and Release Agreement entered into between the Company and the holder of the 6% convertible debenture.

There are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

Stock Option Purchase Plan

Under the terms of the Company’s Stock Option Plan approved by the shareholders at the Company’s Annual General Meeting held on November 7, 1997, the Directors may, from time to time, designate full and part-time employees, officers and Directors of the Company or its subsidiaries, consultants and persons performing special technical or other services to the Company or its subsidiaries, (collectively, "Eligible Individuals"), and the personal holding corporations of any of the Eligible Individuals, as persons to whom options to purchase common shares of the Company may be granted, provided that the total number of common shares under option shall not exceed the aggregate limit of 3,407,850 (as approved by members at the Annual General Meeting held on January 22, 1999) and, further provided, that the total number of shares to be reserved for issuance to any one person shall not exceed 5 percent of the issued and outstanding shares of the Company.  Shares in respect of which options have expired unexercised or have been cancelled and are no longer subject to being purchased pursuant to the terms of any option shall be available for further options under the Plan.  Options which were issued and outstanding on the date the Plan was established are included in the aggregate limit established.  A person is entitled to have one or more stock options outstanding at a time.

The exercise price per share shall be fixed by the Directors when such option is granted, provided that such price as is acceptable to the TSX.  In accordance with the Policies of the TSX Corporate Finance Manual, the exercise price must not be less that the Discounted Market Price, subject to a minimum price of Cdn. $0.10.

The names and titles of the directors, executive officers and employees of the Company to whom outstanding stock options have been granted and the number of Shares subject to such stock options are set forth below as at December 31, 2002.  The exercise price of the stock options are stated in Canadian dollars.

Name of Optionees	Options Granted	Exercise Price (Cdn $)	Expiry Date	Outstanding Options at December 31/02
Officers & Directors:

Sherrill Cyr	350,000	$0.10	Oct. 31, 2005	350,000
Frank Deacon	350,000	$0.10	Oct. 31, 2005	350,000
Ralph Proceviat	400,000	$0.10	Oct. 31, 2005	400,000
Ralph Proceviat	300,000	$0.16	Dec. 31, 2005	300,000
Darrel Taylor	350,000	$0.10	Oct. 31, 2005	350,000

Employees as a group:	525,000	$0.10	Oct. 31, 2005	525,000
			Total	2,275,000

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly-owned corporation, the majority of the Common Shares of which are owned by persons resident outside of the United States.  To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation or by any foreign government.

As at December 5, 2002, to the best of the Company’s knowledge, approximately 2,269,201 of the issued and outstanding common shares were held by shareholders with addresses in the United States.

As at December 5, 2002, to the best of the Company’s knowledge, no shareholders beneficially own, directly or indirectly, more than 5% of the issued shares of the Company.  To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company.

B.

Related Party Transactions

Related Party Transactions

Except for the ownership of the Company’s securities and the compensation described herein, none of the directors or executive officers of the Company, holders of ten percent of the Company’s outstanding shares, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the last fiscal year ended July 31, 2002 or in any proposed transaction which may materially affect the Company.

None of the executive officers or directors of the Company are indebted to the Company or were indebted to the Company during the fiscal year ended July 31, 2002.  (See “Directors and Officers of Company” and “Compensation of Directors and Officers”.)

C.

Interests Of Experts And Counsel

Not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements

Attached to this annual report are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

•

Balance Sheets as of July 31, 2002 and July 31, 2001;

•

Statements of Operations and Deficit for the fiscal years ended July 31, 2002, 2001 and 2000;

•

Statements of Cash Flows for the fiscal years ended July 31, 2002, 2001 and 2000; and

•

Notes to Consolidated Financial Statements.

Legal Claims

To the best of its knowledge, the Company is not subject to any active or pending material legal proceedings or claims against it or any of its properties other than ordinary routine litigation incidental to the Company’s business.  However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture.  In addition, attractions sold by the Company and the operation of those attractions are subject to risks of accident and injury and possible violations of environmental noise and other government regulations, some of which cannot be fully covered by insurance or other strategies.

Dividend Policy

No dividends have been declared or paid on the Common Shares since incorporation and it is not anticipated that any dividends will be declared or paid on the Common Shares in the immediate or foreseeable future.  Any decision to pay dividends on the Common Shares will be made by the board of directors on the basis of the Company’s earnings, financial requirements and other conditions existing at such future time.

B.

Significant Changes

Since July 31, 2002, the following significant events have occurred:

Changes to the Board of  Directors and Officers

Subsequent to the end of the financial period several changes were made to the Board of Directors and officer of the Company.  These changes are detailed in Item 6. A.

Debenture Settlement

On December 20, 2003, the Company entered into a Satisfaction and Release Agreement with the holder of a $5,940,000 6% convertible debenture, due December 31, 2002,  to satisfy and discharge the Company’s obligations under the debenture.  Under the terms of the agreement, the Company agreed to pay $120,000 and issue 750,000 common shares in full and final satisfaction of its obligations.  The cash is payable in installments: $60,000 at closing and the remaining $60,000 in monthly installments of $15,000 commencing July 31, 2003.  The closing took place on January 23, 2003.

Private Placement

On December 23, 2002 the Company announced that it had arranged a private placement of 2,000,000 units, each unit comprised of one common share and one non-transferable share purchase warrant in the capital stock of the Company at a price of Cdn. $0.05 per unit to net the treasury an aggregate of Cdn. $100,000.  One share purchase warrant entitles the purchaser to purchase one additional share in the capital stock of the Company exercisable on or before one year from the date of the initial purchase, at and for a price of Cdn. $0.10 per share.  The proceeds of the private placement have been used to make the initial US $60,000 payment to the debentureholder under the terms of a Satisfaction and Release Agreement.

Incentive Stock Options

Subsequent to the end of the financial period, (a) stock options were granted to officers, directors and employees and (b) stock option agreements were cancelled due to resignations.

 The following table shows stock options granted and/or cancelled subsequent to the end of the financial period.

Name of Optionee	Date of Grant/ Cancellation	Number of Options	Exercise Price	Expiry Date
Iain Barr	Nov. 03/99	400,000	$0.24	Nov. 03/02
Sherrill Cyr	Feb. 17/99	30,000	$0.24	Oct.. 28/02
Charles Moody	Sept. 14/00	300,000	$0.16	Dec. 31/03
Ralph Proceviat	Dec. 13/01	300,000	$0.16	Dec. 31/05
As of July 31, 2002		1,030,000
Iain Barr	Sept. 23/02	(400,000)
Sherrill Cyr	Sept. 30/02	(30,000)
Charles Moody	Sept. 30/02	(300,000)
Sherrill Cyr	Sept. 12/02	350,000	$0.10	Oct. 31/05
Ralph Proceviat	Sept. 12/02	400,000	$0.10	Oct. 31/05
Darrel Taylor	Sept. 12/02	350,000	$0.10	Oct. 31/05
Frank Deacon	Nov. 25/02	350,000	$0.10	Oct. 31/05
Employees as a Group	Oct. 30/02 Sept 12/02	150,000 375,000	$0.10 $0.10	Oct.31/05 Oct. 31/05
As of January 23, 2003		2,275,000

Common Shares Returned to Treasury

In January 2003, 247,200 common shares purchased by the Company through a normal course issuer bid during the financial period ending July 31, 1998 were returned to Treasury.

ITEM 9

THE OFFER AND LISTING

A.

The Offer

There is no offering of securities contemplated herein.

B.

Listing Details

Nature of Trading Market

The Company’s shares of common stock trade on the TSX in Canada and are quoted on the OTCBB in the United States.

The following tables set forth the reported annual high and low market prices of the Company’s Common Shares on the designated exchanges for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and subsequent first quarter (c) for the last six months ending December 31, 2002.

Five Most Recent Fiscal Years

	TSX (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2002	0.07	0.01	0.04	0.01
2001	0.30	0.05	0.12	0.02
2000	0.75	0.11	0.55	0.06
1999	1.80	0.15	1.50	0.10
1998	6.60	1.35	4.65	1.88

Quarterly Periods

	TSX (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2003
First Quarter	0.05	0.02	0.02	0.005
2002
Fourth Quarter	0.07	0.01	0.03	0.015
Third Quarter	0.10	0.03	0.04	0.015
Second Quarter	0.06	0.03	0.28	0.010
First Quarter	0.07	0.03	0.04	0.026
2001
Fourth Quarter	0.08	0.05	0.06	0.02
Third Quarter	0.15	0.10	0.075	0.06
Second Quarter	0.15	0.06	0.075	0.03
First Quarter	0.30	0.10	0.12	0.063

Six Most Recent Months

	TSX (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
December 2002	0.06	0.10	0.02	0.10
November 2002	0.06	0.03	0.015	0.015
October 2002	0.05	0.03	0.02	0.015
September 2002	0.04	0.02	0.015	0.010
August 2002	0.05	0.02	0.015	0.005
July 2002	0.05	0.01	0.015	0.015
June 2002	0.04	0.03	0.025	0.0225

The closing price of the Common Shares on January 23, 2003 was CDN$0.10 on TSX and US$0.031 on the NASD OTCBB.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Incorporation

The Company was incorporated on August 29, 1988, as a British Columbia corporation under the name Aramis Ventures Ltd. under Certificate of Incorporation number 350733.  In 1992, the Company, under new management, changed the nature of its business from mineral exploration to designing, manufacturing and marketing amusement park rides.  The Company discontinued all of its mineral exploration activities in connection with its change of business.  On April 5, 1994, the Company changed its name to Newera Capital Corporation.  On August 12, 1997, the Company changed its name to its current name, ThrillTime Entertainment International, Inc.  The memorandum of the Company was amended on January 22, 1999 to increase the authorized capital from 50,000,000 to 100,000,000 shares without par value (“Common Shares”).

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

Section 16.1 of the Articles of the Company (the “Articles”) provides that a director who is directly or indirectly interested in a proposed contract or transaction with the Company, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict of his duty and interest as a director, as the case may be, in accordance with the provisions of the British Columbia Company Act.

Furthermore, a director shall not vote in respect of any contract or transaction with the Company in which the director is materially interested, and if the director does vote that vote shall not be counted, but the director shall be counted in the quorum present at the meeting at which such vote is taken.  The prohibition does not apply to:

(a)

any contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which the director has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(b)

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a director is a director or officer;

(c)

determining the remuneration of the directors;

(d)

purchasing and maintaining insurance to cover directors against liability incurred by them as director under section 128(4) of the Company Act; or

(e)

the indemnification of any director by the Company under section 128 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

Section 17.6 of the Articles provides that the quorum necessary for the transaction of business at the meeting of directors may be fixed by the directors and if not so fixed shall be a majority of directors holding office at the time, or, if the number of directors is fixed at one, shall be one director.

Section 13.2 of the Articles provides that the remuneration of the directors may be determined from time to time by the directors or, if the directors shall so decide, by the members.  There are no restrictions in the Articles upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 15.1 of the Articles gives directors a broad discretion to manage or supervise the management of, the affairs and business of the Company, and to exercise all such powers of the Company as are required by the Company Act or by the Memorandum or the Articles to be exercised by the Company in a general meeting.  Section 8.1 of the Articles specifically provides that the directors may from time to time on behalf of the Company, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person.  Furthermore, the directors may issued bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person.  Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the present and future property and assets of the Company.

The powers of the directors set forth in the Articles can be varied by altering the Articles of the Company, section 219 of the Company Act, by filing with the registrar of companies a certified copy of a special resolution altering the Articles.  A special resolution is a resolution passed by a majority of not less than three quarters of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company.  Alternatively, a special resolution may be consented to in writing by every member of a company who would have been entitled to vote in person or by proxy at a general meeting of the company.

Qualifications of Directors

There is no provision in the Articles imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 13.3 of the Articles provides that director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a director.  Section 114 of the Company Act provides that no person is qualified to act as a director if that person is:

(a)

under the age of 18 years;

(b)

found to be incapable of managing the person’s own affairs by reason of mental infirmity;

(c)

a company;

(d)

an undischarged bankrupt;

(e)

unless the court orders otherwise, convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a company, or involving fraud, unless five years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed by this paragraph ceased on a pardon being granted under the Criminal Records Act (Canada); or

(f)

in the case of a reporting company, a person whose registration in any capacity has been cancelled under:

(i)

the Securities Act by either the British Columbia Securities Commission or the executive director, or

(ii)

the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar,

unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless five years have elapsed since the cancellation of the registration.

Section 114(3) of the Company Act provides that every person who acts as a director of a company and is a person who, because of section 114(1) of the Company Act, is not qualified to act as a director of a company commits an offence.

Section 108 of the Company Act provides that every company must have at least one director, and a reporting company must have at least three directors.  Section 109(1) states that the majority of the directors of every company must be person ordinarily resident in Canada, and section 109(2) specifies that one director of every company must be ordinarily resident in British Columbia.

Section 130 of the Company Act provides that the office of director shall be vacated if the director: (i) resigns his office by notice in writing delivered to the registered office of the Company; (ii) is convicted of an indictable offence and the other directors shall have resolved to remove him; or (iii) ceases to be qualified to act as a director pursuant to the Company Act.  In addition, the Company may be special resolution remove any director before the expiration of his period of office, and may be an ordinary resolution appoint another person in his stead.

Share Rights

The Company’s authorized capital consists of 100,000,000 common shares without par value, all of which are of the same class and, once issued as fully paid and non-assessable, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities.  The Company’s issued shares are not subject to call or assessment rights or any pre-emptive or conversion rights.  The holders of the Company’s shares are entitled to one vote for each share on all matters to be voted on at a meeting of the members.  There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Subject to the provisions of the Company Act, Part 6 of the Articles governs the alteration of the Company’s share capital, including the alternation of rights and restrictions attached to issued and unissued shares.  Section 6.1 of the Articles permits the Company to alter its Memorandum by ordinary resolution to increase the authorized capital of the company by: (a) creating shares with par value or shares without par value, or both; (b) increasing the number of shares with par value or shares without par value, or both; or (c) increase par value of a class of shares with par value, if no share of that class are issued, but the Company cannot prejudice or interfere with the rights or special rights of issued shares unless it obtains from the holders of the affected class or series of share, as the case may be, consent by a separate resolution of requiring a majority of 75% of the votes cast in accordance with section226 of the Company Act.

Meetings

By section 139 of the Company Act the Company is required to hold an annual general meeting of its members at least once in every calendar year and not more than 13 months after the date that the last annual general meeting was held, whichever is later.

Section 9.2 of the Articles provides that the directors of the Company may convene an extraordinary general meeting whenever they think fit.

In accordance with section 143 of the Company Act, the Company must give to its members entitled to receive notice of a general meeting not less than 21 days’ notice of any general meeting, but those members may waive or reduce the period of notice for a particular meeting by unanimous consent in writing.  Every member entitled to vote at a general meeting with notice of the general meeting and a form of proxy for use at such meeting, as well as with an information circular containing prescribed information regarding the matters to be dealt with and the conduct of the general meeting.  The directors of the Company must place before each annual general meeting of its member comparative financial statements, made up to a date not more than six months before the annual general meeting, the report of the auditor on such financial statements, and the report of the directors to the members.  Section 10.3 of the Articles states that a quorum for a meeting of members of the Company shall be one member or one proxy holder representing members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Section 147 of the Company Act provides that one or more members of the Company holding not less than 5% of the issued voting shares can requisition a general meeting, and if such a requisition is delivered to the Company as required, the meeting shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided by the Company Act.

Where the Articles do not make any provision for a meeting of the holders of a class of shares, section 148 of the Company Act states that the provisions of the Articles relating to the call and conduct of general meetings apply to such a class meeting, and despite the Articles, a quorum for a class meeting of the Company shall be at least one person holding or representing by proxy 1/3 of the class of shares affected.

Limitations of Ownership of Securities

There are no limitations on the right to own securities of the Company imposed either by foreign law or by the Memorandum or the Articles.

Change in Control of the Company

There is no provision in the Company’s Memorandum or Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company, and that would operate only with respect to a merger, acquisition or corporate restructuring of the Company or its subsidiaries, if any.

Ownership Threshold

There are no provisions in the Company’s Articles governing the ownership threshold above which shareholder ownership must be disclosed.

C.

Material Contracts

Form 20-F Exhibit Number	Agreement	Description in Form 20-F Annual Report
3.33	Satisfaction and Release Agreement
3.34	Amendment to Loan Amendment
3.35	Addendum to Settlement Amendment

Fitraco Amendment

On March 13, 2002, the Company renegotiated the payment terms of the loan agreement.  It was agreed the loan would be repaid in sixteen (16) quarterly installments of principal and interest, the first four installments each in the amount of $70,349 commencing on February 15, 2002 and the last twelve installments each in the amount of $261,320 commencing February 15, 2003.  All other terms of the loan remain in full force and effect.

Brimhall Amendment

On June 28, 2002 the Company renegotiated a payment of $250,000 due on or before March 31, 2002.  The Company agreed to pay the principal sum of $260,135, which included legal fees, bearing interest at the rate of 8.5%, amortized over a period of twenty-four months, in equal monthly payments of $11,825, beginning August 1, 2002.  The Company granted to the third party security interest in ten Top Eliminator® dragsters.

D.

Exchange Controls

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital.  However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax.  (See “Item 10E – Taxation”.)

There are limitations under the laws of the Province of British Columbia or in the memorandum and articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company.  Under the provisions of the Investment Canada Act (the “ICA”), as amended by the Canada-United States Free Trade Implementation Act (Canada), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency (“Investment Canada”), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than $209 million.  The term “control” is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an “acquisition of control” of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding WTO investors, investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more; all indirect acquisitions of Canadian businesses with assets between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction.  (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation.)  In addition, specific acquisitions or new businesses in designated types of business activities related to Canada’s cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

The ICA was amended with the implementation of the agreement establishing the World Trade Organization (“WTO”) to provide for special review thresholds for “WTO investors”, as defined in the Act.  “WTO investor” generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act.  The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a “cultural business”.  If the WTO Investor rules apply, an investment in the share of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the “WTO Review Threshold”).  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2001 WTO Review Threshold is $209,000,000.

If any non-Canadian, whether or not a WTO Investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity relating to Canada’s cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Company is then $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so required.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the Act, of the assets of all entities, the control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply.  That is, a WTO Review threshold of $209,000,000 (in 2001) for a WTO investor or threshold of $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer.

If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the ICA (the “Agency”) prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operation of the Canadian business that is being acquired.  The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant.  Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment and the national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada’s ability to compete in world markets.

To insure prompt review and decision, the ICA sets certain time limits for the Agency and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquiror that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquiror and Minister).  On the expiration of the 30-day period (or the agreed extension, the Minister must quickly notify the acquiror (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment or is likely to be of net benefit to Canada.  In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business.  The ICA authorizes the Minister to give written opinions, binding the Minister, on the application of the ICA or regulations to the persons seeking the opinions to the Agency or a designated official.  The ICA also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the ICA or the regulations.

The ICA provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

E.

Taxation

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada.  The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

Certain Canadian Federal Income Tax Consequences

 The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  The Company is responsible for withholding of tax at the source.  The Convention limits the rate to 15% if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Company had increased by reason of the payment of such dividend.  Interest paid or deemed to be paid on the Company’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions Of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are as follows.  For gains net of losses realized before February 28, 2001, as to 75%.  For gains net of losses realized after February 27, 2001 and before October 18, 2001, as to 66 2/3%.  For gains net of losses realized after October 17, 2001, as to 50%.  There are special transitional rules to apply capital losses against capital gains that arose in different periods.  The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property”.  Share of common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition or shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 month during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)

the share formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “Taxation—Certain Canadian Federal Income Tax Consequences” above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is (i) a  citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a “functional currency” other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10%of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding  the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 30% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s “foreign source” income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “U.S. source.”  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “foreign source” income, and will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  If the common shares of the Company are held for more than five years, a lower long-term capital gains tax rate may apply.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company’s gross income for such year is “foreign personal holding company income” as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a “Foreign Personal Holding Company” (“FPHC”)  In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such “foreign personal holding company income” to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" (“FIC”) as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company’s outstanding shares (each a “10% Shareholder”), the Company could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company’s “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company’s earnings invested in “U.S. property.”  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing “Passive Foreign Investment Companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is “passive income” or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if “substantially all” of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a “related” person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person “controls” the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, “control” means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain “excess distributions” on and dispositions of PFIC stock under Section 1291 of the Code.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions.  In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above.  Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended July 31, 2002  However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

Generally, dividends that are paid by Canadian corporations to non-resident shareholders are subject to non-resident tax of 25%.  However, Paragraph 2 of Article X of the Tax Convention provides that, dividends paid by a Canadian corporation to a corporation resident in the United States, which owns at least 10% of the voting stock of the corporation paying the dividend, are subject to Canadian Non-Resident withholding tax at the source of 5% of the gross amount of the dividend.

In all other cases, when a dividend is paid by a Canadian corporation to the beneficial owner of shares resident in the United States, the Canadian Non-Resident withholding tax at the source is 15% of the gross amount of the dividend.

G.

Statements by Experts

Not Applicable.

H.

Documents on Display

Any documents referred to above can be viewed at the offices of the Company’s principal executive office at 322-4585 Canada Way, Burnaby, British Columbia, V5G 4L6.  All of the documents referred to above are in English.

I.

Subsidiary Information

Not Applicable.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s financial results are quantified in United States dollars and a majority of our obligations and expenditures with respect to our operations are incurred in United States dollars.  In the past, we have raised equity funding through the sale of securities denominated in Canadian dollars, and we may in the future raise additional equity funding denominated in Canadian dollars.  It is anticipated that any future debt financings would be in United States dollars.  We do not believe we currently have any materially significant market risks relating to our operations resulting from foreign exchange rates.  However, if we enter into financings or other business arrangements denominated in a currency other than the United States dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that could be significant.

We currently have one fixed rate debt obligation.  We do not use financial instruments for trading purposes and are not a party to any derivatives.  In the event we experience substantial growth in the future, our business and results of operations may be materially effected by changes in interest rates on new debt financings, the granting of credit or lease financing options to our customers for new rides at applicable market interest rates, or rollovers of an existing 10.5% debt issue and, certain other credit risks associated with our operations.

ITEM 12

DEBT SECURITIES

Not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15

CONTROL AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16

(RESERVED)

PART III

ITEM 17

FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company as at July 31, 2002 and 2001 and for each of the years in the three year period ended July 31, 2002 have been reported on by KPMG LLP, Chartered Accountants. These financial statements have been prepared in accordance with Canadian GAAP.  Differences between Canadian GAAP and US GAAP are set forth in Note 17 to the financial statements.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.

ITEM 19

EXHIBITS

A.

Financial Statements

See Index to Financial Statements.

B.

Exhibits

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

By:

“Ralph Proceviat”

Ralph Proceviat, President

Date:  January 30, 2003

Executed at Burnaby,

British Columbia, Canada

CERTIFICATIONS

Certification of Principal Executive Officer and Principal Financial Officer

I, Ralph Proceviat, certify that:

1.

I have reviewed this annual report on Form 20-F of ThrillTime Entertainment International, Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: January 30, 2003

“Ralph Proceviat”

Chief Executive Officer and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Cover Page

F-1

Report to Shareholders

F-2

Auditors’ Report to the Directors

F-8

Consolidated Balance Sheets as at July 31, 2002 and 2001

F-9

Consolidated Statements of Operations and Deficit for each of the three years ended

July 31, 2002, 2001 and 2000

F-10

Consolidated Statements of Cash Flows for each of the three years ended July 31, 2002, 2001 and 2000

F-11

Notes to Consolidated Financial Statements for each of the three years ended

July 31, 2002, 2001 and 2000

F-12

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Years ended July 31, 2002, 2001 and 2000

TO OUR VALUED SHAREHOLDERS

2002 at a Glance

If one was to keep score, the year ended July 31, 2002 produced more pluses than minuses. Overall, the Company made significant progress towards building a solid foundation from which to drive revenue growth, operational efficiencies and profits. However, whilst we are proud of our successes during the year, we were not able to achieve our ride sale targets, a crucial component in making the Company financially healthy.

From an industry perspective, overall ride sales were down in 2001 and 2002 due to the global economic downturn and the events related to September 11, 2001. The industry anticipates a return to higher growth in the next 12-24 months.  However, to preserve cash in the short to mid term, your Board of Directors found it necessary to take prudent and decisive measures to bring down its group operating costs to match its annual royalty and parts and service revenue.

We made wholesale changes to the management team, the way we sell our world class products and the way we work with our customers.  In August 2002, as part of our streamlining initiatives, we moved the operations, sales and marketing centers for Skycoaster, Inc. and Superstar Dragsters, Inc. into one central location in the greater Salt Lake, Utah area. In addition to reducing our overall facilities costs, the Company will save significant dollars associated with management overhead and non-revenue generating sales agency costs.  At the same time, we moved all corporate finance, accounting and administrative functions to our Central Resource and Administrative Office located in Burnaby, B.C. Canada.

The strategies currently followed by your Board and Management team are straightforward:

*

Develop a solid game plan and growth strategy built on the Company’s core strengths

*

Identify and fix the parts of the Company that are broken - operations, sales and marketing and financial

*

Assemble and build a strong committed team capable of leading a turn around and corporate transformation

*

Execute the game plan by Taking Action

As your Board of Directors, we are confident that we have the right strategy and a talented team focused on delivering results. With continued excellence in execution, our achievements and operating results should be reflected in our share price in due course.

Company Products

Currently the Company has two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour, and the Top Eliminator®, which provides a real life drag racing experience.  The Company owns the proprietary rights for these rides.

The Skycoaster® ride has been rated as one of the top 5 amusement rides of all time in terms of revenue generation and ridership. As at July 31, 2002 the Skycoaster® was operating in 80 sites throughout the world. Since its introduction in 1995, the Skycoaster®’s "extra pay” ride format has generated over $175 million in world wide gross ride revenue for its parks.

As at July 31, 2002 the Top Eliminator® was operating in 4 sites in the United States. With the recent purchase of 10 Family Entertainment Centers from Malibu Entertainment Worldwide Inc. by Palace Entertainment, Inc. there is a potential to expand the number of Top Eliminator® sites operating within the next 2-3 years.

The ThrillTime Business Model

Unlike our competitors, ThrillTime generates Skycoaster® and TopE® revenue from a variety of sources:

*

Sale of rides (including installation supervision)

*

Royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection and intellectual property license

*

Mandatory annual training and certification revenue to ensure that the highest safety standards are maintained by park operators

*

Customers are required to purchase specific parts and services from our group of companies - serial numbered flight suits, certified cables, etc. – to protect the riders, parks and Company.

Many ride manufacturers are saddled with high investments in property, plant and equipment. During economic downturns, these companies struggle with high debt loads and low productivity, with many recently falling on hard times. ThrillTime contracts out the manufacturing and installation of the rides only when and if a purchase and license agreement has been signed with a customer.  This creates a huge competitive advantage for the Company.  Rather than investing precious capital into state of the art production capacity, management is able to focus its resources on building customer loyalty, developing new ride concepts and sourcing out the most competitive manufacturer and supplier of its products and services.

Simply stated, when a customer acquires an “extra pay” Skycoaster® or Top Eliminator® ride, the profitable business relationship just begins.  Since the annual royalty stream depends on the success of each one of our Skycoaster® and Top Eliminator® sites, ThrillTime has a vested interest in working with each park in a manner that maximizes revenue and profits. This drives management towards having a thorough understanding of the business and developing a deeper and stronger relationship with its existing and future customers. ThrillTime is privileged to have this business model as a key differentiator from its competition.

State of Our Market – the Amusement Park Industry

The past several years have seen a slight shift in the capital expenditures made by destination and regional amusement parks and family fun centers throughout the world. With the economy experiencing a downturn, Parks are turning away from spending $10-$20 million on the fastest, scariest roller coaster.  In addition, Parks and the Company are facing significantly higher insurance premiums to cover general liability insurance, especially since September 11, 2001. This combination of lower capital spending and increasing insurance costs is top of mind for most Parks and in particular for many of our customers. To lower capital expenditures and reduce insurance risks and premiums, Parks are looking for less expensive rides and are seeking out manufacturers that put the safety of their customers first.

To meet this shift in capital spending by parks, ThrillTime is well positioned by being able to offer models of its Skycoaster® attraction in the $180,000 - $1,300,000 US range. To meet the increase in demand for the “kiddie ride” market, at the IAPPA trade show in November 2002, ThrillTime recently introduced the SkySpider™ targeted at families and young thrillseekers, with pricing under $100,000 US. The Company received very favorable response to this new addition to our family of rides. With the Top Eliminator®, parks can chose from 2-6 lane setups.

Key and Unique Differentiators from Our Competitors

ThrillTime separates itself from the pack as follows:

*

Our world wide patent portfolio (intellectual capital) for the Skycoaster® and Top Eliminator® rides generates annual royalty/annuity revenue. The ability to work closely with our customers as “partners” after a ride sale is unique in the industry.

*

ThrillTime rides are scalable to meet various budgets and are built around simple concepts that minimize safety risks and reduce operating & maintenance costs.

*

To protect the safety of the public, parks are mandated by contract to acquire specific parts, service, training, annual certifications and inspections exclusively through ThrillTime representatives.

*

The Company’s virtual organizational structure - low Property Plant and Equipment investment and our responsive strategic partner and vendor network - allows management to react quickly to change & risk.

*

The Company has an experienced, innovative knowledge based management team and with the recent signing of a new sales agent agreement in December 2002, top caliber sales representation for our product lines.

Management’s Outlook and Key Initiatives

Armed with a clear vision, strong leadership, restructured balance sheet, new funding, continued support from our shareholders and lenders and a well-defined game plan, the ThrillTime Group will be positioned to take advantage of the pending turn-around in the industry. By focusing our energy on the following key goals and initiatives, the Company is confident that it will return to profitability.

Operational Initiatives

•

Expand ThrillTime product line to include the SkySpider™ to fill the “Kiddie Ride” niche

•

Integrate two separate business units into one operations center in Layton, Utah

•

Promote and enhance our excellent safety record and  Safety Compliance Program by developing and implementing new safety procedures and making sure our customers and the industry are aware of our safety focus

•

Maintain and expand vendor relationships and strategic partner network, which may include profit sharing or joint ventures, so that timely development and delivery of current and future products is assured

•

Continue to increase our organizational capability by attracting highly talented and innovative individuals to the Company

Sales and Marketing Initiatives

•

Increase ride sales in North America

•

Aggressively attack the European and Asia markets

•

Working with Fitraco NV, a leading financial and leasing organization in the amusement ride industry, offer creative and innovative Revenue Share and Financing Program to Parks

•

Involve our customers in our business so that they recognize and value the ThrillTime “brand” and our contribution towards achieving their own success

•

Deepen the relationships with current and future customers by enhancing the current Customer Care and Account Management Programs

•

Work with like minded ride manufacturers to compliment the ThrillTime product offering

Financial and Business Development Initiatives

•

Become a financially strong company by maximizing revenue and profit growth

•

Seek out sources of new capital after restructuring the current equity/debt capital structure of the Company

•

Raise capital by potentially selling off non core assets

•

Fund the development of new rides / new models through vendors, customers, investors and ride sales

•

Grow revenues and profits through acquisitions, joint ventures and joint marketing programs

Throughout the year and subsequent to July 31, 2002, we have been diligent in reducing our overhead by scaling back and streamlining operations. This will not only make us stronger in the long term but will enable us to weather the down turn in the economy.

As part of the financial initiatives, we will be pursuing raising funds through a private placement as well as negotiating further short term relief with our existing lenders.

As at and for the year ending July 31, 2003 we will see major changes to our Balance Sheet and Income Statement. With the automatic conversion of the Debenture on or before December 31, 2002, approximately $7 million of debt will disappear from the balance sheet; annual payroll costs will be down approximately $275,000 over 2002 with the reduction in staff; and rent and occupancy costs will decrease by approximately $60,000 for the year with the move to Salt Lake City.

From a non-cash point of view, $175,000 in interest costs will disappear on the conversion of the Debenture - down from $300,000 in the prior year; the annual Skycoaster goodwill amortization will be fully amortized in March 2003, resulting in a final charge to income of approximately $1,000,000 versus the $1,664,947 in prior years.

All totaled, the consolidated balance sheet and profit picture for fiscal 2003 will take on a whole new look!

Taking Action in 2003 by Delivering a Winning Strategy

Despite the turbulent year for financial markets and the industry, your Company is now on track for exploiting its strong business model, implementing its focused growth strategy and expanding its market penetration.

Looking ahead to the 2003 season, we find ourselves in a much better situation. With a well defined game plan and, after making some fundamental changes to our sales team, we are aggressively going after ride sales.

Unlike last year, we are right in the thick of things and hope to close 3-4 deals coming off the 2002 IAAPA convention in mid-November. We believe that the SkySpider™ will fill a large gap in the marketplace. We are actively involved in replacing the Skycoaster® previously owned by the MGM Grand in Las Vegas. And finally, the acquisition by Palace Entertainment of the Top Eliminator® attraction at several Family Amusement Centers could be very promising for the Company.

We leave 2002 with demonstrable progress against a clear agenda and a tight set of priorities. Our strategic imperatives are moving us to the leadership position that will yield future success. In these times of change, the ability to anticipate and adapt quickly is a competitive differentiator.

Our team is fully engaged with our strategy and high-performance values. Simply put, we are building the capabilities and executing against the objectives that will yield sustainable success and long-term share value creation.

On behalf of your Board of Directors, Management Team and Staff, we thank you for your continued support.

Sincerely,

“Ralph Proceviat”

Ralph Proceviat

President

AUDITORS' REPORT

To the Shareholders of Thrilltime Entertainment International, Inc.

We have audited the consolidated balance sheets of Thrilltime Entertainment International, Inc. as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended July 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

“KPMG”

Chartered Accountants

Vancouver, Canada

October 25, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the Shareholders dated October 25, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“KPMG”

Chartered Accountants

Vancouver, Canada

October 25, 2002

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

July 31, 2002 and 2001

	2002	2001

Assets

Current assets:
Cash and cash equivalents	$265,729	$1,091,984
Accounts receivable	396,830	651,346
Inventories (note 4)	172,732	693,926
Prepaid expenses	18,125	19,397
	853,416	2,456,653

Capital assets (note 5)	64,914	164,387

Other assets:
Deferred financing costs	72,206	157,503
Investment (note 6)	1	1
Patent rights (note 7)	1,005,160	2,670,106
	1,077,367	2,827,610

	$1,995,697	$5,448,650

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$212,603	$905,495
Income and other taxes payable	55,248	91,735
Current portion of long-term debt	7,390,987	1,208,397
Customer deposits	−	25,000
	7,645,838	2,230,627

Long-term debt (note 8)	2,567,938	9,005,936
	10,226,776	11,236,563

Shareholders’ deficiency:
Share capital (note 9):
Authorized: 100,000,000 common shares, without par value
Issued: 17,504,497 common shares	7,905,999	7,905,999
Shares held in treasury: 247,200 common shares	(1,003,235)	(1,003,235)
	6,902,764	6,902,764
Equity component of convertible debentures (note 8)	495,381	495,381
Deficit	(15,629,224)	(13,186,058)
	(8,231,079)	(5,787,913)

Continuing operations (note 1)
Subsequent events (note 9(c))
Commitments and contingencies (note 16)

	$1,995,697	$5,448,650

See accompanying notes to consolidated financial statements.

On behalf of the Board:

     “Ralph Proceviat”

Director

     “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Operations and Deficit

(Expressed in U.S. Dollars)

Years ended July 31, 2002, 2001 and 2000

	2002	2001	2000

Product sales	$1,678,899	$2,950,306	$2,236,342

Cost of sales	1,110,444	2,439,128	1,482,853

Gross margin (note 18)	568,455	511,178	753,489

Other revenue:
Royalty revenue	982,547	1,141,134	1,287,413
Other revenue	299,650	88,974	605,331
	1,850,652	1,741,286	2,646,233
Operating expenses:
General and administration	1,372,424	1,227,248	1,486,058
Marketing and selling	56,984	68,614	133,467
Research and development	9,053	1,661	4,362
	1,438,461	1,297,524	1,623,887

Income (loss) before interest expense, income taxes, amortization, write-down of assets, legal and other costs	412,191	443,762	1,022,346

Interest expense net of interest income	676,054	657,795	669,388
Amortization of capital assets	103,326	117,003	156,263
Amortization of patent rights	1,664,946	1,664,947	1,664,947
Write-down of assets, legal and other costs (note 10)	331,000	876,495	300,000
	2,775,326	3,316,240	2,790,598

Loss before income taxes	(2,363,135)	(2,872,478)	(1,768,252)

Income tax expense (note 11)	(80,031)	(193,465)	(244,360)

Loss for the year	(2,443,166)	(3,065,943)	(2,012,612)

Deficit, beginning of year	(13,186,058)	(10,120,115)	(8,107,503)

Deficit, end of year	$(15,629,224)	$(13,186,058)	$(10,120,115)

Loss per share (note 9(e))	$(0.14)	$(0.18)	$(0.11)

See accompanying notes to consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

Years ended July 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from (used in) operating activities:
Loss for the year	$(2,443,166)	$(3,065,943)	$(2,012,612)
Items not involving cash:
Amortization of capital assets	103,326	117,003	156,263
Amortization of patent rights	1,664,946	1,664,947	1,664,947
Amortization of deferred financing costs	85,297	85,296	94,996
Amortization of deferred gain (note 8(a))	(150,475)	(150,474)	(112,856)
Loss (gain) on disposal of capital assets	–	–	(21,451)
Non-cash interest on convertible securities	452,220	452,220	467,967
Non-cash revenue (note 6)	–	–	(200,000)
Write-down of inventory	331,000	676,496	–
Write-down of investment	–	199,999	–
Cash flows from (used in) operations	43,148	(20,456)	37,254
Change in non-cash operating working capital:
Accounts receivable	254,516	(115,390)	1,139,096
Inventories	190,194	(53,971)	24,584
Prepaid expenses	1,272	14,943	12,605
Accounts payable and accrued liabilities	(692,892)	404,697	(482,982)
Income and other taxes payable	(36,487)	5,799	(434,068)
Customer deposits	(25,000)	(1,382)	(228,233)
Deferred revenues	–	–	(457,531)
Cash flows from (used in) operating activities	(265,249)	234,240	(389,275)

Cash flows from (used in) financing activities:
Long-term debt	(557,153)	(667,070)	3,877,695
Cash flows from (used in) financing activities	(557,153)	(667,070)	3,877,695

Cash flows from (used in) investing activities:
Note receivable	–	–	15,857
Capital assets	(3,853)	(2,946)	(2,450)
Proceeds on disposal of capital assets	–	–	47,208
Business acquisition, net of cash acquired (note 3)	–	–	(4,000,000)
Deferred financing costs	–	–	(100,000)
Cash flows from (used in) investing activities	(3,853)	(2,946)	(4,039,385)

Decrease in cash and cash equivalents	(826,255)	(435,776)	(550,965)

Cash and cash equivalents, beginning of year	1,091,984	1,527,760	2,078,725

Cash and cash equivalents, end of year	$265,729	$1,091,984	$1,527,760

Supplementary disclosures (note 12)

See accompanying notes to consolidated financial statements.

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2002, the Company had a shareholders’ deficiency of $8,231,079, and has generated losses in each of the last three fiscal years.  Operations to date have been primarily financed by long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 17.

(b) Cash and cash equivalents:
Cash and short-term deposits consist of cash on hand and balances with banks, and investments in money market instruments with a term to maturity of three months or less on acquisition.
(c) Inventories:
Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.
(d) Capital assets:
Capital assets are recorded at cost and are amortized over their remaining estimated useful economic life as follows:

Asset	Method and rate

Equipment	Declining-balance basis at between 20% and 30% per annum
Skycoasters	Straight-line basis over the term of their operating agreements (3-5 years)

(e) Deferred financing costs:

Deferred financing costs relate to the issuance of convertible securities during 1998 and the secured loan during fiscal 2000 (note 8). These costs are being amortized to interest expense over the terms of the respective debt instruments.

(f) Investments:

Investments in shares of companies where the Company does not have the ability to exercise significant influence over the operating, financing and investing activities of the investee are carried at cost, less any provision for other than temporary impairment in value.

(g) Patent rights:

Patent rights acquired as a result of business acquisitions (notes 3, 7 and 8) are amortized on a straight-line basis over their remaining useful life, which on acquisition, was estimated to be 5 years. Management reassesses the net recoverable amount of the patents on a periodic basis, based on the estimated undiscounted future net cash flows. An impairment charge is recognized to the extent that the carrying value exceeds its net recoverable amount.

(h) Stock based compensation:

The Company has a stock-based compensation plan, which is described in note 9(c). No compensation expense is recognized for this plan when stock options are granted. Any consideration paid on exercise of stock options is credited to share capital.

(i) Translation of foreign currencies:

The Company’s functional currency is the U.S. dollar. Amounts denominated in foreign currencies but for which the functional currency of the operation is the United States dollar are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings.

(j) Revenue recognition:

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue of the agreement that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax base (temporary differences). The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment or substantive enactment date. Future income tax assets are evaluated and if realization is not considered “more likely than not”, a valuation allowance is provided.

(l) Use of estimates:

Financial statements prepared in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for accounts receivable, inventories, capital assets, deferred development costs, investments, patent rights and other assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount.

(m) Earnings per share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(n) Comparative figures:
Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.

3. Business acquisition:

Effective July 3, 1998, the Company acquired 100% of the outstanding common shares of SkyFun 1, Inc., a company that held the patent rights to Skycoaster, an actual experience amusement ride. The transaction was accounted for by the purchase method with the results of operations included in the Company’s financial statements from the date of acquisition.

The consideration paid for the acquisition of SkyFun 1, Inc. was cash of $6,000,000 and 607,500 common shares of the Company that for accounting purposes, were valued at Cdn. $3.70 (U.S. $2.52) per share, being the quoted market price at the time of closing. The purchase and sale agreement provided that should the quoted market price of the common shares of the Company be trading at less than $10 one year from the closing date, the Company would be required to pay the difference between the actual trading price and $10. The Company accrued this difference of $7.48 per share as at the effective date of the acquisition and reflected it as amount due for business acquisition on the balance sheet. The agreement provided that the difference could be paid in cash, additional common shares or a combination thereof, at the option of the seller.

On July 3, 1999, the seller determined the liability outstanding, based on the closing share price on July 3, 1999, to be $5,950,470. The Company and the seller subsequently agreed to settle this liability for $4,000,000, which was paid during fiscal 2000. The $543,522 difference between the contingent amount due, calculated at the time of the acquisition, and the ultimate settlement price of $4,000,000, recorded as a reduction in the value of the patent rights acquired at that time (note 7).

At the time of the acquisition, SkyFun 1, Inc. was involved in a contract dispute with a licensee of one of its Skycoaster products, the outcome of which was uncertain on completion of the acquisition and as at July 31, 1998. Accordingly, the Company assigned no value to this contingent receivable at the time of recording the acquisition. During fiscal 1999, an arbitration tribunal awarded $1.4 million to the Company in resolution of the dispute, which was subsequently settled for cash of $1.2 million. This receipt, net of taxes payable of $449,000, was recorded during fiscal 1999 as an adjustment to the value of the patent rights acquired (note 7).

4. Inventories:
	2002	2001

Top Eliminator:
Spare parts	$ 142,916	$ 156,214
Work-in-progress	−	336,000

Skycoaster:
Spare parts	29,816	80,864
Work-in-progress	−	120,848

	$ 172,732	$ 693,926

During the year ended July 31, 2002, the Company wrote-down Top Eliminator work-in-progress inventory by $331,000 (note 10) after an assessment of the carrying value of its inventory relative to the estimated net realizable value.

5. Capital assets:

			2002	2001
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value

Equipment	$ 168,518	$ 140,551	$ 27,967	$ 41,275
Skycoasters	542,911	505,964	36,947	123,112

	$ 711,429	$ 646,515	$ 64,914	$ 164,387

Cost of equipment as of July 31, 2001 was $173,570 and cost of Skycoasters as at July 31, 2001 was $542,911. Accumulated amortization at July 31, 2001 was $132,295 and $419,799, respectively.
6. Investment:

During fiscal 1997, the Company entered into a sales and licence agreement with Malibu Entertainment Worldwide, Inc. (“Malibu”) to provide 32 lanes of the Top Eliminator ride in fiscal 1997, 40 lanes in fiscal 1998 and 48 lanes in fiscal 1999. During fiscal 1999, Malibu advised the Company that it would not be ordering the 48 lanes pursuant to the fiscal 1999 portion of the contract, and defaulted on the terms of the fiscal 1998 portion of the contract. As at July 31, 1999, installment payments in conjunction with the 1998 portion of the contract were in arrears for $1.1 million, which was included in accounts receivable.

During fiscal 2000, the Company entered into a settlement agreement whereby Malibu paid the Company the $1.1 million in cash due to the Company regarding the 1998 portion of the contract, and issued to the Company Malibu common shares having a trading value at the date of issuance of $1.5 million in exchange for 20 of the 40 lanes pursuant to the fiscal 1998 portion of the contract and for the Company canceling Malibu’s obligation to acquire the 48 additional lanes pursuant to the fiscal 1999 portion of the contract. The Company received 4,633,922 shares of Malibu that had an average trading value of $0.3237 per share at the time of issuance. The shares received were subject to a one year hold period (that expired February 18, 2001), and thereafter, could be sold in accordance with a formula arrangement that limit the number of shares the Company could sell on a monthly basis. The settlement agreement provided Malibu the option to purchase the shares from the Company for cash of $1.5 million to August 16, 2000, which expired unexercised. As a result of the above restrictions and other factors, the Company initially recorded the Malibu shares received at their estimated fair value of $500,000.

As at July 31, 2000, the quoted market value of the Malibu shares was $0.22 per share. At November 10, 2000, the quoted market value of Malibu shares had declined to $0.045 per share. As a result of this and other factors, the Company recorded a provision for the decline in value of the Malibu shares of $300,000 as at July 31, 2000.

As at July 31, 2001, the quoted market value of the Malibu shares was $0.02 per share. As a result of this, the Company recorded a provision for the decline in value of the Malibu shares of $199,999 to $1 (note 10).

On January 21, 2002, Malibu announced that it would terminate the registration of its common shares under the Securities and Exchange Act of 1934 and to cause its common shares to cease to be traded on the OTC Bulletin Board on January 24, 2002.

7. Patent rights:
The continuity of patents rights is as follows:

	Cost of patent rights acquired during fiscal 1998 (note 3)	$12,024,599
	Purchase price adjustments (note 3)	(1,294,522)
	Amortization	(3,989,680)
	Write-down during fiscal 1999	(2,405,344)

	Balance at July 31, 2000	4,335,053
	Amortization	(1,664,947)

	Balance at July 31, 2001	2,670,106
	Amortization	(1,664,946)

	Balance at July 31, 2002	$1,005,160

8. Long-term debt:
	2002	2001
Convertible securities which are unsecured, bear interest at 6% per annum and are convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381) (note 8(a))	$5,500,000	$5,500,000
Accretion of implicit interest in convertible securities	455,439	359,619
6% implicit interest on convertible securities	979,368	622,968
Less $60,000 of convertible securities, plus accrued interest, converted into common shares	(55,381)	(55,381)
	6,879,426	6,427,206

Deferred gain on modification of convertible securities, net of amortization of $413,805 (note 8(a))	62,697	213,172

Amount due for settlement agreement (note 8(b))	360,135	550,000

Non-convertible secured loan bearing interest at 10.5% per annum (note 8(c))	2,656,667	3,023,955
	9,958,925	10,214,333

Less current portion of long-term debt	(7,390,987)	(1,208,397)

	$2,567,938	$9,005,936
(a) Convertible securities:

During fiscal 1998, the Company issued convertible securities for $6,000,000 which were convertible into common shares of the Company at a conversion price of the lesser of $2.50 per share or 85% of the quoted market price of the Company’s common shares until June 30, 2001. The securities bear interest at 6% per annum and are unsecured. At the Company’s option, any time before the holders elected to convert their convertible securities into common shares, the Company could repay the convertible securities for cash at 120% of the face value of the convertible securities, if the quoted market price of the Company’s common shares was less than $3.00 per share, and at 130% of the face value of the convertible securities, if the quoted market price of the Company’s common shares was greater than $3.00 per share. The convertible securities were split between long-term debt and equity components for accounting purposes at issuance.

During fiscal 1999, $60,000 of convertible securities, plus accrued interest of $927, were converted into 165,159 common shares of the Company.

During fiscal 2000, certain terms of the convertible securities were amended. The balance of outstanding convertible securities of $5,940,000 are now convertible into common shares of the Company at a fixed conversion price of $1.11 per share until December 31, 2002, when, subject to certain defined events not occurring, any remaining amounts owing will be automatically converted into common shares at the fixed conversion rate of $1.11 per share.

Interest on the convertible securities accrues until the convertible securities are converted or repaid. Interest on the convertible securities can be paid by way of cash or additional common shares of the Company at the option of the Company. As part of the amendment agreement, accrued interest payable to November 1, 1999 of $476,502 was waived. This gain has been deferred and will be amortized to operations as a reduction of interest expense over the remaining term of the renegotiated debt.

Under the terms of the amendment agreement, the Company filed a Registration Statement with the U.S. Securities and Exchange Commission to register the 5,351,352 common shares issuable upon the conversion of the convertible securities. The Registration Statement became effective on April 28, 2000. The convertible securities are incrementally convertible on a monthly basis with certain restrictions regarding the amount and timing of conversions, until fully converted. The holder of the convertible securities has also agreed to restrictions as to the number of shares that can be sold as well as the timing of such sales.

During fiscal 2001, the Company filed a Registration Statement with the US Securities and Exchange Commission to register the 1,016,895 common shares related to the maximum amount of interest which could accrue at maturity on December 31, 2002. The issuance of these shares were approved by CDNX on December 14, 2000 and shareholder approval was received at the annual general meeting held January 11, 2001. The Registration Statement became effective on June 29, 2001.

(b) Amount due for settlement agreement:

During fiscal 1998, the Company entered into a participation and cooperation agreement (the “Agreement”) with a third party related to the acquisition and further development of an improved amusement park dragster concept and ride. In fiscal 1999, the Company issued 300,000 common shares to the third party pursuant to the Agreement. In addition, pursuant to an option agreement with the third party, the Company granted the third party 500,000 stock options exercisable at $4.00 per share to February 1, 2000 and 200,000 stock options exercisable at $4.25 per share to February 1, 2000.

The Agreement provided that should the quoted market price of common shares of the Company received or acquired on exercise of the options be trading at less than $10 on five consecutive days at any time between the date of the agreement and February 1, 2000, the Company would, at the option of the third party, be required to pay to the third party an amount equal to the number of common shares of the Company that the third party acquired pursuant to the terms and conditions of the Agreement, and which were still held by the third party on February 1, 2000, multiplied by the difference between $10 and the market price in U.S. dollars for a common share of the Company as of February 1, 2000 (the “Share Price Differential”). In the event that the Company was unable to fulfill this obligation, the third party would no longer be bound by the terms and conditions of the Agreement.

If the Company had been required to settle this liability on July 31, 1999, the amount payable to the third party would have been approximately $4,933,000 (based on 500,000 common shares of the Company covered by the Agreement held by the third party at July 31, 1999 and the quoted market price of the Company’s common shares at July 31, 1999 of Cdn. $0.20).

During fiscal 2000, the Company renegotiated the terms and conditions of the Agreement with the third party by entering into a settlement agreement. The Company agreed to pay the third party a total of $750,000, which was accrued as at July 31, 1999, in installments during the period to August 1, 2003, and granted the third party an option to acquire two Skycoasters at the Company’s cost. The parties also agreed to cancel the 500,000 unexercised stock options and eliminate the previous terms regarding the Share Price Differential and all other terms and conditions relating to the original Agreement.

On August 1, 2001, the Company paid $200,000 to the third party and on June 28, 2002 renegotiated the remaining $250,000 that was due on or before March 31, 2002. The Company agreed to pay the principal sum of $260,135, which included legal fees, bearing interest at the rate of 8.5%, amortized over a period of twenty-four months, in equal monthly payments of $11,825 beginning August 1, 2002. The Company granted to the third party security interest in ten Top Eliminator dragsters (individual vehicles). In addition to the $260,135, as part of the settlement, $100,000 is due and payable August 1, 2003. Principal repayments over the remaining term of the loan are as follows:

Fiscal 2003	$ 124,562
Fiscal 2004	235,573
$ 360,135

(c) Non-convertible secured loan:

On November 5, 1999, the Company completed a $4,000,000 financing by way of a non-convertible secured loan bearing interest at 10.5% per annum which is repayable over five years in quarterly installments of principal and interest totaling $261,319.  The funds were used to complete the acquisition of SkyFun 1, Inc. (note 3).  Under the terms of the loan agreement, the Company has pledged to the lender its common shares of Skycoaster, Inc., the Company’s subsidiary that merged with SkyFun 1, Inc., as well as the Skycoaster worldwide patents, trademarks and royalty stream. The loan may be repaid at any time with a penalty equal to the interest the lender would have otherwise earned over the remaining term of the loan.

On March 13, 2002, the Company renegotiated the payment terms of the loan agreement. It was agreed the loan would be repaid in sixteen (16) quarterly installments of principal and interest, the first four installments each in the amount of $70,349 commencing on February 15, 2002 and the last twelve installments each in the amount of $261,320 commencing February 15, 2003. All other terms of the loan remain in full force and effect. Principal repayments over the remaining term of the loan are as follows:

Fiscal 2003	$ 386,999
Fiscal 2004	837,412
Fiscal 2005	929,696
Fiscal 2006	502,560
$ 2,656,667

9. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:
	Number of shares	Amount

Balance at July 31, 2000, 2001 and 2002	17,504,497	$7,905,999

(c) Stock options:

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX). In 2002, all options were granted in Canadian dollars which is the functional currency in which the grantee is remunerated. The Company has a formal stock option plan (the “Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

The detailed continuity of stock options for fiscal 2002 is as follows:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2001	Granted	Exercised	Cancelled	2002

10/02/01	Cdn. $5.68	75,000	–	–	(75,000)	–
10/02/01	Cdn. $1.00	63,000	–	–	(63,000)	–
10/17/01	Cdn. $0.24	35,000	–	–	(35,000)	–
02/17/02	Cdn. $1.00	2,000	–	–	(2,000)	–
02/17/02	Cdn. $0.39	30,000	–	–	(30,000)	–
10/28/02	Cdn. $0.24	30,000	–	–	–	30,000
11/03/02	Cdn. $0.24	700,000	–	–	(300,000)	400,000
12/31/03	Cdn. $0.16	300,000	–	–	–	300,000
12/31/05	Cdn. $0.16	–	300,000	–	–	300,000
		1,235,000	300,000	–	(505,000)	1,030,000
Weighted average exercise prices (Cdn. $)		$ 0.60	$ 0.16	$ –	$ (1.15)	$ 0.19
Number of options exercisable						530,000

The summary continuity of stock options for fiscal 2001 is as follows:

	July 31,			Expired or	July 31,
	2000	Granted	Exercised	Cancelled	2001

	1,390,000	300,000	–	(455,000)	1,235,000
Weighted average exercise prices (Cdn. $)	$ 0.68	$ 0.16	$ –	$ (0.58)	$ 0.60

Subsequent to July 31, 2002, the following stock option transactions occurred:

Expiry/Cancellation	Exercise		Cancelled/
Date	Price	Granted	Expired

09/30/02	Cdn. $0.16		(300,000)
09/30/02	Cdn. $0.24		(430,000)
10/31/05	Cdn. $0.10	2,075,000	–

(d) Share purchase warrants:
There are no share purchase warrants outstanding for fiscal 2002, 2001 and 2000.
(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 17,257,297 (2001 – 17,257,297; 2000 – 17,257,297). Fully diluted loss per share is not disclosed as the results would be anti-dilutive.

10. Write-down of assets, legal and other costs:
The Company incurred the following costs in connection with restructuring various agreements and assessing the carrying value of its assets:

	2002	2001	2000

Write-down of Top Eliminator inventory	$331,000	$676,496	$-
Write-down of investment in Malibu	-	199,999	300,000
	$331,000	$876,495	$300,000
11. Income taxes:
The income tax rate for the years ended July 31, 2002, 2001 and 2000 varied from the basic federal and British Columbia provincial income tax rate as follows:

	2002	2001	2000

Basic rate	(39.4)%	(45.6)%	(45.6)%

Tax benefits of losses not recognized	11.37%	7.7%	74.4%
Foreign taxes differing from basic rate	.48%	13.4%	7.0%
Application of previously unrecognized losses	–	–	(32.4)%
Withholding taxes on inter-corporate interest	.45%	2.4%	14.0%
Amortization of patent rights not tax deductible	25.46%	26.4%	–
Other	3.64%	(1.3)%	3.5%

Effective rate	2.0%	3.0%	20.9%

Income tax expense comprises the following:
United States federal and state income taxes	$49,991	$80,641	$80,672
Withholding taxes	30,040	112,824	163,688
	$80,031	$193,465	$244,360

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	2002	2001
Future income tax assets
Tax loss carry forwards	$916,314	$473,521
Research and development	39,403	43,127
Unpaid interest	103,694	−
Deferred financing costs	−	2,243
U.S. withholding taxes	93,070	95,424
Capital assets	206,822	219,973
Patent rights	147,664	160,901
Total gross future income tax assets	1,506,967	995,189
less: valuation allowance	(1,488,737)	(995,189)
Total future income tax assets	$18,230	$-
Total future income tax liability	$(18,230)	$-
	$−	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

At July 31, 2002, the Company has non-capital losses carried forward for tax purposes totaling approximately $2,485,000 which are available to reduce taxable income of future years in the amount of $1,485,000 in Canada and $1,000,000 in the United States. The losses in Canada expire commencing in 2005 through 2009 and in the United Sates commencing in 2003 through 2011.

12. Supplementary cash flow information:
Supplementary non-cash operating, financing and investing activities are as follows:

	2002	2001	2000
Operating activities:
Other revenue earned through the receipt of shares (note 6)	$ -	$ -	$ 500,000

Investing activities:
Share investment received on contract settlement	$ -	$ -	$ (500,000)

	$ -	$ -	$ (500,000)

The cash amount of interest paid during fiscal 2002 was $295,067 (2001 - $361,547; 2000 – $213,663) and the cash amount of taxes paid during fiscal 2002 was $59,818 (2001 - $85,898; 2000 - $244,360).

13. Related party transactions:

Included in wages was $36,463 (2001 - $41,349; 2000 - $155,633) paid or accrued to directors during the year. The fiscal 2000 figure includes $100,000 paid pursuant to an employment contract entered into on July 3, 1998.

14. Financial instruments:
(a) Fair value:

As at July 31, 2002 and 2001, the carrying amounts of the Company’s current financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The Company estimates that the fair value of the Company’s long-term debt is $9,896,228 (2001 - $10,001,161).

(b) Concentration of credit risk:

Two customers representing sales of amusement rides accounted for 46% of all product sales for the year ended July 31, 2002 (2001 – four customers accounted for 72%; 2000 – three customer accounted for 60%). As at July 31, 2002, one of these two customers were indebted to the Company and therefore accounts receivable from them represents 1% of total assets (2001 – 8%; 2000 – Nil). Management employs established credit policies to mitigate this risk.

15. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information by geographic area is as follows:

	Outside U.S.	U.S.	Total
2002:
Revenues including interest income	$239,528	$2,737,529	$2,977,057
Loss for the year	(1,148,877)	(1,294,289)	(2,443,166)
Identifiable assets	101,298	1,894,399	1,995,697

2001:
Revenues including interest income	$318,922	$3,921,215	$4,240,137
Loss for the year	(1,134,110)	(1,931,833)	(3,065,943)
Identifiable assets	193,310	5,255,340	5,448,650

2000:
Revenues including interest income	339,333	3,898,475	4,237,808
Loss for the year	(1,540,039)	(472,573)	(2,012,612)
Identifiable assets	307,161	8,163,642	8,470,803

16. Commitments and contingencies:
In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments:
(a) The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2003	$ 42,445
2004	31,044
2005	31,016
2006	2,986
2007	2,802
$ 110,293

(b)

Due to the nature of the Company's business, and the potential personal injury lawsuits and claims against the park operators and the Company as a manufacturer, the Company carries general liability insurance, which provides coverage of up to a general aggregate limit of $5 million per loss occurrence with a self-insured retention of $25,000 (2001 - $50,000). Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about such matters, the Company's estimates of the outcome of such matters and its experience in contesting, litigating and settling similar matters. None of the actions known to management are believed to involve amounts that would be material to the Company's consolidated financial position, operations, or liquidity.

17. Differences between Canadian and United States generally accepted accounting principles:
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following:
(a) Presentation of gross margin and operating income (loss):

Under U.S. GAAP, the inventory write-down of $331,000 (2001 - $676,496, 2000 – nil) would be included in cost of sales and the amortization of capital assets of $103,326 (2001 - $117,003, 2000 - $156,263), amortization of patent rights of $1,664,946 (2001 - $1,664,947, 2000 - $1,664,947), the write-down of other assets, legal and other costs of nil (2001 - $199,999, 2000 - $300,000) would be included in operating expenses. The negative gross margin under U.S. GAAP in 2001 is due to the significant cost of sales which includes a write-down of $676,496 of Top Eliminator inventory which has no comparable revenue in 2001. These differences are summarized as follows:

	2002	2001	2000

Gross margin under Canadian GAAP	$ 568,455	$ 511,178	$ 753,489
Write-down of Top Eliminator inventory	(331,000)	(676,496)	-

Gross margin under U.S. GAAP	$ 237,455	$ (165,318)	$ 753,489

	2002	2001	2000

Operating income (loss) under Canadian GAAP	$ 412,191	$ 443,762	$ 1,022,346
Amortization of capital assets	(103,326)	(117,003)	(156,263)
Amortization of patent rights	(1,664,946)	(1,664,947)	(1,664,947)
Write-down of other assets, legal and other costs	-	(199,999)	(300,000)

Operating income (loss) under U.S. GAAP	$ (1,356,081)	$ (1,538,187)	$ (1,098,864)

(b) Stock-based compensation:

Stock compensation is recorded under U.S. GAAP according to Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”). The Company has elected to reflect employee stock compensation using the intrinsic value method as discussed in APB 25. During the periods presented, the Company has issued no options to non-employees.

(c) Impairment of long-lived assets:

Under U.S. GAAP, the $2,405,344 write-down of patent rights in 1999 (note 8) would have been calculated using discounted estimated future cash flows. Under such calculation methods, using a discount rate of 10%, an additional provision of $1,245,202 would have been recorded. In fiscal 2000 and future years, this difference will reduce amortization of patent rights for U.S. GAAP purposes.

(d) Convertible securities:

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance. Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity. Under U.S. GAAP, the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital. The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return. The beneficial conversion option on the convertible debt described in note 8(a) at the date of its issuance was $975,000. The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences, under U.S. GAAP, convertible securities in long-term debt as at July 31, 2002 and 2001 would be $5,940,000, equity component of convertible debentures as at July 31, 2002 and 2001 would be $975,000, the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9,000, interest expense for the year ended July 31, 2002 would decrease by $95,820 (2001 - $95,820, 2000 - $111,567) and deficit at July 31, 2002 would increase by $528,561 (2001 - $624,381).

Differences affecting the Company’s financial statements are summarized as follows:

	2002	2001	2000

Loss for the year under Canadian GAAP	$ (2,443,166)	$ (3,065,943)	$ (2,012,612)
Reduction in amortization of patent rights (c)	345,533	345,533	345,533
Interest expense adjustments for equity component of convertible securities (d)	95,820	95,820	111,567

Loss for the year under U.S. GAAP	$ (2,001,813)	$ (2,624,590)	$ (1,555,512)

Loss per share under U.S. GAAP	$ (0.11)	$ (0.15)	$ (0.09)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP

2002
Issued share capital	$ 7,905,999	$ 9,000	$ 7,914,999
Shares held in treasury	(1,003,235)	-	(1,003,235)
	6,902,764	9,000	6,911,764

Equity component of convertible securities (d)	495,381	479,619	975,000

Deficit beginning of the year	(13,186,058)	(1,178,517)	(14,364,575)

Loss for the year	(2,443,166)	95,820	(2,001,813)
		345,533

Deficit end of year	(15,629,224)	(737,164)	(16,366,888)

Shareholders’ deficiency	$ (8,231,079)	$ (248,545)	$ (8,479,624)

2001
Issued share capital	$ 7,905,999	$ 9,000	$ 7,914,999
Shares held in treasury	(1,003,235)	-	(1,003,235)
	6,902,764	9,000	6,911,764

Equity component of convertible securities	495,381	479,619	975,000

Deficit beginning of the year	(10,120,115)	(1,619,870)	(11,739,985)

Loss for the year	(3,065,943)	95,820	(2,624,590)
		345,533

Deficit end of year	(13,186,058)	(1,178,517)	(14,364,575)

Shareholders’ deficiency	$ (5,787,913)	$ (689,898)	$ (6,477,811)

18. Gross margin:

In prior years, the Company’s product sales included ride and parts sales only. During 2001, the Company bid on and was awarded a contract that included the responsibility of providing installation services. As a result of this one-time contract, the fiscal year 2001 product sales and cost of sales includes a flow-through amount of $1,024,293 and $1,076,468 respectively. These flow-through amounts impacted the Company’s overall gross margin for the year. Management has taken the necessary steps to insure that if the Company engages in future installations, it will be sufficiently compensated as to not impact the gross margins.

In the spring of 2002, the Company initiated a project to re-engineer one of its rides. To offset the design, engineering, development and manufacturing costs, an agreement was reached with a customer to fund the prototype. The total costs for the ride amounted to $221,241 of which $199,237 or 90% was funded by the customer. Rather than treating the $199,237 as a recovery of the $221,241 deferred development costs, the $199,237 was included in product sales and the $221,241 was included in costs of sales. The impact of this treatment reduced overall gross margin from 39.9% to 33.8%.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2002

1.

For the current fiscal year:

Refer to financial statements and notes in Schedule A. Supplemental disclosure is as follows:

Cost of sales:

Cost of sales totals $1,110,444, which includes manufacturing, parts and components of $1,072,944 and sales commissions of $37,500.

In the spring of 2002, the Company initiated a project to re-engineer one of its rides. To offset the design, engineering, development and manufacturing costs, an agreement was reached with a customer to fund the prototype. The total costs for the ride amounted to $221,241 of which $199,237 or 90% was funded by the customer. Rather than treating the $199,237 as a recovery of the $221,241 deferred development costs, the $199,237 was included in product sales and the $221,241 was included in costs of sales. The impact of this treatment reduced overall gross margin from 39.9% to 33.8%.

Operating expenses:

Professional fees total $452,876. This total includes legal fees of $161,447, computer consultant fees of $7,818, accounting, tax and audit fees of $39,388 and contract consulting fees of $244,223.

Advertising and promotional expenses total $15,371, which includes shareholder communications expenses of $7,800 and advertising and promotion of the Company’s attractions of $7,571.

Tradeshow fees of $41,613 were for costs associated with IAPPA in Orlando, Florida.

Interest expense:

Interest expense of $676,053 (net of interest income of $15,961) relates to a convertible security and a non-convertible secured loan.

Write-down of assets:

The write-down of assets of $331,000 relates to WIP inventory.

2. For the year under review: a) No common shares were issued during the year:
a) The following stock options were granted during the year:

Optionee	Date Granted	Number Granted	Exercise Price Cdn $	Expiry Date

Ralph Proceviat	12/13/01	300,000	$ 0.16	12/31/05

1. As at the end of the year:
a) Authorized share capital: 100,000,000 common shares without par value
Issued and outstanding: 17,504,497 common shares
Purchased and held in treasury: 247,200 common shares
a) Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2001	Granted	Exercised	Cancelled	2002

10/02/01	Cdn $5.68	75,000	-	–	(75,000)	–
10/02/01	Cdn $1.00	63,000	-	-	(63,000)	–
10/17/01	Cdn $0.24	35,000	-	-	(35,000)	–
02/17/02	Cdn $1.00	2,000	-	-	(2,000)	–
02/17/02	Cdn $0.39	30,000	-	-	(30,000)	–
10/28/02	Cdn $0.24	30,000	-	-	-	30,000
11/03/02	Cdn $0.24	700,000	-	-	(300,000)	400,000
12/31/03	Cdn. $0.16	300,000	–	-	-	300,000
12/31/05	Cdn. $0.16	–	300,000	–	–	300,000

		1,235,000	300,000	-	(505,000)	1,030,000

There are no warrants outstanding.
Summary of convertible securities:

Expiry	Conversion	July 31,	Amount	Number of	July 31,
Date	Price	2001	Converted	Share Issued	2002

12/31/02	U.S. $1.11	$5,940,000	–	–	$5,940,000
Any principal and/or interest outstanding on December 31, 2002 will be automatically converted to common shares of the Company at the fixed conversion rate of $1.11 per share.

a)

Shares in escrow:

NIL

b)

Directors/Officers:

Ralph Proceviat, Director, Chairman of the Board,

President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

Schedule C:  Management Discussion

(unuadited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2002

This management discussion and analysis report of the financial and operating results should be read in conjunction with the audited financial statements and the Form 20F.

OVERVIEW

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Top Eliminator Dragsters, which provides a real life drag racing experience; and Skycoaster, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour. The Company owns the proprietary patent rights and trademarks for these two rides.

RESULTS OF OPERATIONS

Revenue from product sales, royalties, interest income and other revenue amounted to $2,977,057 for the current year compared to $4,240,137 for the year ended July 31, 2001.

The Company reported a net loss for fiscal 2002 of $2.4 million or $0.14 per share compared to a loss of $3.1 million or $0.18 for the prior year.

Operating income before interest expense, income taxes and amortization for the current fiscal year was $412,191, a decrease of $31,571 over the prior year. This decrease was due primarily to lower sales revenue, paying contract labour for prospective sales, development of a new Skycoaster model and the hiring of our CFO in November, 2001.

Net cash flow from operations for the year was a positive $43,150 or $0.002 per share compared to a negative cash flow from operations of $20,456 or $0.001 per share for the prior year.

Operating expenses for the current fiscal year were $1,438,461, an increase of $140,937 over the comparable 2001 figure of $1,297,524.

SALES

Sales revenue on sales of Skycoasters and Top Eliminator Dragsters is recognized in the statement of operations using the percentage of completion method. Sales revenue for the period consists of income recognition on sales contracts that had been entered into and revenue fully recognized during the period. Sales revenue on parts is recognized in the period in which the sale occurs. Royalty income is recognized in the period in which the royalty is earned.

MARKETING

The Company conducted a good portion of its sales and marketing programs through contract and internal sales forces consisting of sales personnel located in the United States, Europe and Asia. All leads were directed to the appropriate salesperson for continued follow-up and closing.

The Company combined its annual ThrillTime Safety Seminar with the AIMS (Amusement Industry Manufactures & Suppliers) International Safety Seminar and Certification Testing held in Dallas, Texas in January 2002.

The Company exhibited at the Annual IAPPA (International Association of Amusement Parks and Attractions) Convention held November 2001 in Orlando, Florida.

LONG TERM DEBT

Included in long term debt is $5,940,000 relating to unsecured convertible securities. Any principal and/or interest outstanding on December 31, 2002 will be automatically converted to common shares of the Company at the fixed conversion rate of $1.11 per share. To date, no conversions have taken place.

On March 13, 2002, the Company amended the terms of a loan agreement, whereby the maturity of the loan was extended to November 15, 2005.

On June 28, 2002, the Company amended the terms of a settlement agreement, whereby a lump sum payment due on or before March 31, 2002 will be paid in equal monthly payments over a twenty-four (24) month period.

Capital Structure

THERE WERE NO CHANGES TO THE CAPITAL STRUCTURE DURING THE CURRENT FISCAL YEAR. AS OF OCTOBER 25, 2002 THE TOTAL OUTSTANDING REMAINS AT 17,504,497 COMMON SHARES.

INVESTOR RELATIONS

The Company manages its investor relations program using in-house resources. Investors are updated on current events through press releases, quarterly financial statements, and the annual report. The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

DIRECTORS AND OFFICERS

During the year Mr. Robert Mudie and Mr. Ralph Proceviat were appointed to the Company’s Board of Directors and Ms. Sherrill Cyr and Mr. Marco Rizzo resigned as directors.  Ms. Cyr continued to hold the office of Secretary.

Subsequent to the year end, Mr. Ralph Proceviat announced the appointment of Mr. Darrel Taylor, Mr. Frank Deacon and Ms. Sherrill Cyr to the Board of Directors.  The new Board of Directors brings a wealth of experience and knowledge to the Company spanning a number of industries.  Ms. Cyr has been with the Company since 1994 and has been the Corporate Secretary since 1995.

Messrs. Iain Barr and Robert Mudie resigned from the Board of Directors due to other business commitments.  On August 31, 2002 Mr. Charles “Bo” Moody resigned as CEO of the Company.

LIQUIDITY AND CAPITAL RESOURCES

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business. Operations to date have been primarily financed by long-term debt and equity transactions.

As at July 31, 2002 the Company had $265,729 in cash and short-term deposits compared to $1,091,984 as at July 31, 2001, a decrease of $826,255.

At July 31, 2002 the Company had a shareholders’ deficiency of $8,231,079 and has generated loses in each of the last three fiscal years. The Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and ultimately, management’s ability to achieve profitable operations through new ride sales, maintain its current royalty revenue stream and raise sufficient capital to fund the development of new rides. Due to market conditions and the fact that completion of future financing will be subject to the Company’s financial position, there can be no assurances that the Company will be successful in generating sufficient cash to continue operations. If it is not, the Company will be required to reduce operations or liquidate assets.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made. Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page
1.1 (1)	Memorandum and Articles of Association of Newera, as amended
1.2 (4)	Memorandum of Company, as amended by change of name from Newera to ThrillTime effective August 12, 1997
1.3 (4)	Articles of Association of Company, as amended effective July 28, 1998
2.1 (4)	Form of 6% Convertible Debenture Offshore Purchase Agreement, dated June 30, 1998
2.2 (4)	Registration Rights Agreement, dated June 30, 1998, among the Company, Atlantis Capital Ltd., Advantage Bermuda Ltd. and Dominion Capital Ltd.
2.3 (4)	Form of Non-Transferable Share Purchase Warrant, dated June 30, 1998
2.4 (4)	Form of 6% Convertible Debenture, dated June 30, 1998
3.1 (2) (3)	“Top E” Manufacturer/User Agreement, dated November 17, 1995, between Superstar and Kentucky Kingdom, Inc.
3.2 (2) (3)	“Top E” Purchase and License Agreement, dated January 19, 1996, between Superstar and Lagoon Corporation Inc.
3.3 (2) (3)	Master Purchase and License Agreement, dated December 12, 1996, among Newera, Superstar and Mountasia Entertainment International, Inc.
3.5 (2) (3)	Snowmobile Racing Ride Contract/Agreement, dated December 4, 1996, among Newera, S & S Original Amusements, Inc. and Sandy Checketts
3.6 (1)	Assignment Agreement, dated December 15, 1994 between Newera and Superstar
3.7 (1)	Form of Director’s Incentive Stock Option Agreement
3.8 (1)	Form of Employee Incentive Stock Option Agreement
3.9 (1)	Employment Agreement, dated May 9, 1997, between Newera and Alvin D. Bissett
3.10 (1)	Form of Warrants for Purchase of Common Shares
3.11 (1)	Lease of Office Space, dated February 19, 1997, between Newera and Metropolitan Life Insurance Company, as amended April 1, 1997

Exhibit Number	Description	Sequentially Numbered Page
3.12 (4)	Second Amended and Restated Letter Agreement, dated June 16, 1998, among the Company, Sky Fun 1, Inc., Skycoaster, and William J. Kitchen
3.13 (4)	Term Sheet, dated July 3, 1998, between Skycoaster and William J. Kitchen
3.14 (4)	Form of Top E® Purchase and License Agreement
3.15 (4)	Letter Agreement, dated September 24, 1997, between Superstar and Malibu Entertainment Worldwide, Inc.
3.16 (4)	Warrant for purchase of 1,000,000 Common Shares held by Malibu Entertainment Worldwide, Inc.
3.17 (4)	Form of Skycoaster® Purchase and License Agreement
3.18 (4)	Stock Option Plan
3.19 (4)	Form of Incentive Stock Option Agreement pursuant to Stock Option Plan
3.20 (4)	Consulting Agreement, dated November 13, 1998, between the Company and Alvin Bissett
3.21 (4)	Employment Agreement, dated September 24, 1998, between the Company and Frank L. Harper
3.22 (4)	Sales Representative Agreement, dated December 16, 1998, between the Company and Trevor Quinn.
3.23 (5)	Sales Representative Agreement, dated December 14, 1998, between the Company and Ride Entertainment Systems, Inc.
3.24 (5)	Sales Representative Agreement, dated July 14, 1999, between the Company and Ride Entertainment Systems, Inc.
3.25 (5)	Loan Agreement, dated November 5, 1999, between the Company and Fitraco, N.V.
3.26 (5)	Settlement Agreement, dated December 21, 1999, between the Company, Superstar and Malibu
3.27 (5)	Memorandum of Understanding, dated August 17 and November 2, 1999, between the Company and William J. Kitchen
3.28 (5)	Settlement Agreement, dated August 20, 1999, between the Company, Superstar, Castles N’ Coasters, George Brimhall, et al.

Exhibit Number	Description	Sequentially Numbered Page
3.29 (5)	Skycoaster, Inc. 401(k) Profit Sharing Plan and Trust, effective August 1, 1999
3.30 (5)	Debenture Amendment Agreement, dated November 1, 1999, between the Company and Park, LLC
3.31(6)	Employment Agreement, dated August 29, 2000, between the Company and Charles L. “Bo” Moody
3.32(7)	Employment Agreement, dated November 8, 2001 between the Company and Ralph F. Proceviat
3.33	Satisfaction and Release Agreement, dated December 20, 2002 between the Company and Park LLC
3.34	Amendment to Loan Agreement dated March 13, 2002 between the Company and Fitraco N.V.
3.35	Addendum to Settlement Agreement, dated June 28, 2002 between the Company and Castles “n Coasters
99.1	Sarbanes-Oxley Section 906 Certification

(1)

Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F as originally filed on May 30, 1997.

(2)

Confidential treatment with respect to certain information contained herein has been granted by the Securities and Exchange Commission pursuant to an Order under Rule 24b-2 of the Securities Exchange Act of 1934, issued on November 4, 1997.

(3)

Previously filed with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 2 to Form 20-F as filed on October 10, 1997.

(4)

Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F as filed on March 1, 1999.

(5)

Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed on January 31, 2000.

(6)

Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed on January 26, 2001.

(7)

Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed on January 30, 2002.

Exhibit 3.33

SATISFACTION AND RELEASE AGREEMENT

THIS AGREEMENT is made effective the

20th  day of December, 2002.

BETWEEN:

PARK, LLC, a Cayman Islands limited liability company,

(“Park”)

AND:

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC., a company incorporated under

the laws of British Columbia, Canada.

(the “Company”)

WHEREAS:

(A)

The Company and Park are parties to a Debenture Amendment Agreement dated November 1, 1999, attached hereto as Exhibit A (the “Debenture Amendment Agreement”), which provides for certain rights and obligations as among the parties thereto;

(B)

The Company is indebted to Park as the legal holder of an Amended and Restated 6% Convertible Debenture (No. 4), attached hereto as Exhibit B (the “Debenture”), in the aggregate principal amount of US $5,940,000, convertible into common shares of the Company at $1.11 per share;

(C)

The market price of the Company’s common shares was $.015 per share as of  December 12, 2002, and the Debenture Amendment Agreement limits the number common shares Park may sell from time to time; and

(C)

The Company and Park have determined that it is in the best interest of the Company and Park to settle and satisfy their respective obligations arising under the Debenture Amendment Agreement and the Debenture (collectively, the “Existing Agreements”), as hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.

SURRENDER OF DEBENTURE

a.1

For the purposes of this Agreement, “Existing Rights and Obligations” means, collectively:

(a)

all rights which a party to this Agreement or any of its affiliates is entitled to exercise against the other party to this Agreement or any of its affiliates; and

(a)

all obligations owed by a party to this Agreement or any of its affiliates in favour of the other party to this Agreement or any of its affiliates;

arising under the terms of the Existing Agreements.

1.2

Subject to all of the terms and conditions hereof, Park will, upon Closing, surrender the Debenture to the Company and, in full and final satisfaction of all of the Existing Rights and Obligations of the Company to Park under the Existing Agreements, the Company shall provide and Park will accept the following consideration:

(a)  cash in the aggregate sum of US $120,000 (the “Cash”), payable in Installments in            accordance with Section 2.1, as further evidenced by a promissory note in the form attached hereto as Exhibit  C (the “Note”);

(b) conversion of $832,500 of the principal amount of the Debenture into 750,000 shares of the Company’s common stock, issued free of restrictive legend by the Company, at a price of US $1.11 per share (“Conversion Shares”); and

(c) waiver by the Company of the trading restrictions contained in the Section 3 of the Debenture Amendment Agreement with respect to the Conversion Shares (the “Contractual Trading Restrictions”).

2.

SATISFACTION AND RELEASE

2.1

The Company will pay the Cash to Park in five installments (the “Installments”) as follows:

Upon Closing

US $60,000;

On or before July 31, 2003

US $15,000;

On or before August 31, 2003

US $15,000;

On or before September 30, 2003

US $15,000; and

On or before October 31, 2003

US $15,000.

a.1

The Company will issue and deliver to Park, upon Closing, a share certificate registered in the name of Park, representing the Conversion Shares.

a.2

The Company will deliver to Park, upon Closing, an instrument in writing waiving the Contractual Trading Restrictions.

a.3

Upon Closing, each party will deliver to the other party a written general release substantially in the form attached hereto as Exhibit D (a “Release”), whereby each party will release, remise and forever discharge the other party and its affiliates from any existing liability whatsoever , including the Existing Rights and Obligations under the Existing Agreements.

3.

VOTING RIGHTS ATTACHED TO CONVERSION SHARES

a.1

Park agrees to appoint, and to refrain from subsequently revoking the appointment of, the designated nominees of the Company’s management as Park’s proxy holders in respect of the voting of the Conversion Shares at the Company’s 2002 Annual General Meeting scheduled for January 28, 2003 or at any adjournment thereof.

1.

CLOSING

1.1

The closing of the transactions contemplated in this Agreement (the “Closing”) will take place at 10:00 (local time) on January 20, 2003 (the “Closing Date”) at the offices of the Company at 322-4585 Canada Way, Burnaby, British Columbia.

1.2

At the Closing, the Company will deliver to Park:

(a)

a cheque payable to Park in the amount of US$60,000 representing the first Installment;

(b)

a share certificate, free of restrictive legend, registered in the name of Park representing the Conversion Shares;

(c)

an instrument in writing duly executed by the Company waiving the Contractual Trading Restrictions

(d)

a executed promissory note in the form attached hereto as Exhibit  C; and

(e)

a Release duly executed by the Company in favour of Park in the form attached hereto as Exhibit D;.

1.1

At the Closing, Park will deliver to the Company:

(a)

Certificate No.4 representing the Debenture, surrendered for cancellation, or an affidavit attesting that the certificate has been lost and that Park is relinquishing all rights thereto , and

(b)

a Release duly executed by Park in favour of the Company in the form attached hereto as Exhibit D;.

4.4

If at the Closing Date the conditions outlined in Sections 4.2 and 4.3 above are not met, then, unless such conditions are waived by the parties hereto, this Agreement shall be null and void and the Existing Agreement shall remain in full force and effect, including all Existing Rights and Obligations under the Existing Agreements.

1.

AMENDMENT OF DEBENTURE

1.1

With effect as of the Effective Date, the Debenture is hereby amended by deleting

Section 13 thereof in its entirety and substituting the following:

“1.3

Automatic Conversion.  In the event all or any portion of this Debenture remains outstanding on January 31, 2003, the unconverted portion of such Debenture will automatically be converted into shares of Common Stock on such date in the manner set forth in Section 4.”

6.

REPRESENTATIONS AND WARRANTIES

6.1

Each party hereby represents and warrants to the other party as follows:

(a)

 it is duly incorporated and validly subsisting and in good standing under the laws of its jurisdiction of incorporation and is duly registered and licensed to carry on business in the jurisdiction in which it carries on business and owns property;

(b)

it has the necessary corporate capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate action in respect thereof;

(c)

this Agreement constitutes a legal, valid and binding contract of the representing party enforceable against it in accordance with its terms; and

(d)

neither the execution and delivery of this Agreement, nor the fulfillment of the terms hereof, will conflict with or result in a breach of any of the terms, conditions or provisions of its constitutional documents, resolutions of shareholders or directors, material licence or permits, or any material instrument to which the representing party is a party or by which it is bound.

6.2

The Company hereby represents and warrants to Park that, upon issuance, the Conversion Shares will be duly authorized, validly issued, fully paid and non-assessable common shares in the capital of the Company.

Capital Structure.  The authorized capital stock of the Company consists of 100,000,000 shares of common stock, of which 18,254,497 shares are issued and outstanding as of the Closing Date, inclusive of the 750,000 Conversion Shares per 1.2(b).  Except as disclosed in Schedule 6.2, as of the Closing Date there are no additional issued and outstanding shares of common stock, nor are there any shares of common stock reserved for future issuance pursuant to any outstanding warrant, option or other contingent issuance right.

Schedule 6.2 – Proforma Capital Structure

	Issued	Proforma CumulativeShares Outstanding
Balance As at July 31, 2002	17,504,497	17,504,497
Issued to Park LLC	750,000	18,254,497
Stock Option Plan (1)	3,072,850	21,327,347
Private Placement (2)	2,000,000	23,327,347
Warrants (2)	2,000,000	25,327,347

(1)

The Company has a formal stock option plan that allows directors to grant stock options to purchase up to a total of 3,072,850 common shares , provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares.  As at December 12, 2002, 2,375,000 stock options are outstanding.

(2)

The Company is planning a private placement of 2,000,000 common shares at $0.05 Canadian and 2,000,000 warrants at $0.10 Canadian exercisable for a period of up to one year.  The proceeds will be used specifically to pay the first $60,000 US installment at Closing, January 20, 2003.

6.3      Park hereby represents and warrants that it legally and beneficially owns the Debenture with good and marketable title thereto free and clear of any encumbrances or interests of third parties of any nature whatsoever and that Park has the sole legal and beneficial right to surrender the Debenture to the Company and to receive the consideration therefor pursuant to this Agreement.

7.

GENERAL

7.1

Each party, upon the request of the other party, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances and assurances as may be reasonably necessary or desirable to effect the transactions contemplated by this Agreement.

7.2

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be original but all of which together shall constitute one and the same instrument.

7.3

This Agreement, together with the agreements herein referred to, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

7.4

Time is of the essence hereof.

7.5

This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with New York law without regard to the conflict of law principles thereof, except that matters relating to the corporate governance of the Company shall be governed by laws of British Columbia, Canada.  The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the Borough of Manhattan (the “New York Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated by this Agreement (and agree not to commence any litigation relating thereto except in such New York Courts), waive any objection to the laying of venue of any such litigation in the New York Courts and agree not to plead or claim in any New York Court that such litigation brought therein has been brought in an inconvenient forum

Each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement.  Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.5.

Notices.  Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) five business days following sending by registered or certified mail, postage prepaid, (ii) when sent if sent by facsimile, provided that written or other confirmation of receipt is obtained by the sending party, (iii) when delivered, if delivered personally to the intended recipient, and (iv) two business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

If to the Company:

Thrilltime Entertainment International, Inc.

______________________________
Attention: Ralph Proceviat, President
Fax:  1 604 294-8709

If to Park:

P.O Box 866, George Town

Anderson Square Building, Shedden Road

Grand Cayman, Cayman Islands

Attn:  Director

Fax: 284-494-4771

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

PARK, LLC

Per:

Per: “PARK, LLC”

(Authorized Signatory)

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per:

Per: “Ralph Proceviat”

Ralph Proceviat, President

Per:

Per: “Sherrill Cyr”

Sherrill Cyr, Secretary

EXHIBIT “A”

DEBENTURE AMENDMENT AGREEMENT

DATED NOVEMBER 1, 1999

EXHIBIT “B”

AMENDED AND RESTATED 6%

CONVERTIBLE DEBENTURE (No. 4)

EXHIBIT “C

PROMISSORY NOTE

$60,000.00

January 20, 2003

FOR VALUE RECEIVED, THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. (“Payor”) promises to pay to Park LLC (“Payee”) the principal amount of Sixty Thousand and 00/100 ($60,000.00) Dollars (the “Note”) together with interest at the rate of five percent (5%) of the principal amount per annum, in four (4) monthly installments of US$15,000.00 plus interest on or before the last calendar day of each month beginning on July 31, 2003. Payment of this Note shall be made in lawful money of the United States of America at such address or commercial bank within the United States of America as the then holder of this Note may designate by written notice to Payor.

Upon an Event of Default (defined below) the principal amount of this Note then outstanding shall continue to bear interest at a rate of eighteen percent (18%) per annum until paid in full and the entire amount of this obligation shall become immediately due and payable without the necessity for further demand or notice.

The Payor hereby forever waives presentment, demand, protest, and/or notice of dishonor of this Note and the Payor guarantees the payment of this Note and consents, without notice, to any and all extensions of time and/or terms of payment made by the holder of this Note. In the event this right is exercised and this Note is collected by suit or attorney, the maker and endorsers hereof agree to pay, in addition to the amount due, a sum equal to all reasonable costs of collection, including reasonable attorney’s fees.

This Note may be prepaid in whole or in part at any time without penalty.

The occurrence of any one or more of the following events shall constitute an Event of Default hereunder:

(A)

The Payor shall fail to pay when due the principal or interest payable hereunder.

(B)

The Payor shall admit to its creditors the inability to pay debts as they mature, or shall make an assignment for the benefit of their creditors.

(C)

Proceedings in bankruptcy, or for reorganization of the Payer, or for the readjustment of any of its debts, under the Bankruptcy Code, as amended, or any part thereof, or under any other laws of the United States or Canada, whether state or federal or provincial, for the relief of debtors, now or hereafter existing, shall be commenced by the Payor; or shall be commenced against the Payor and shall not be discharged within sixty (60) days of their commencement.

(D)

A receiver or trustee shall be appointed for the Payor or for any substantial part of its respective assets, or any proceedings shall be liquidated for the dissolution or the full or partial liquidation of the Payor and such receiver or trustee shall not be discharged within sixty (60) days of his appointment, or such proceedings shall not be discharged within thirty (30) days of their commencement, or the Payor shall discontinue its business or materially change the nature of its business.

(E)

The Payor shall suffer final judgments for payment of money aggregating in excess of $250,000 and shall not discharge the same within a period of fifteen (15) days unless, pending further proceedings, execution has not been commenced or if commenced has been effectively stayed.

IN WITNESS WHEREOF, this Note has been duly executed and delivered by duly authorized officers of the Payor.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

By:

“Ralph Proceviat”

Title:

President

ATTEST:

By:

“Sherrill Cyr”

Title:

Secretary

EXHIBIT “D”

FORM OF RELEASE

“RELEASE”

The undersigned, [name of Releasor], for and in consideration of $1 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, DO HEREBY for itself, and each of its officers, directors, employees, shareholders, members, advisors, affiliates and their respective successors and assigns (the (Releasing Parties”), RELEASE, REMISE and forever DISCHARGE [name of Releasee] and each of its officers, directors, employees, shareholders, members, advisors, affiliates and their respective successors and assigns (the “Released Parties”), of and from any and all manner of action and causes of action, suits, debts, dues, sums of money, claims, liabilities and demands whatsoever, in law or equity, whether known or unknown, fixed or contingent, and whether asserted or not, that Releasing Parties may have had, may now have or may hereafter acquire with respect to any matters whatsoever relating to any actions taken or omitted by Released Parties at any time from the beginning of the world through and including the date hereof, including any cause of action whatsoever arising in respect of or in connection with any obligations under the Amended and Restated 6% Convertible Debenture (No. 4) and the Debenture Amendment Agreement between Park, LLC and ThrillTime Entertainment International Inc.

IN WITNESS WHEREOF the undersigned has executed this Release as of the___day of January, 2003.

[Name of Releasor]

Per:

(authorized signatory)

Exhibit 3.34

AMENDMENT (“AMENDMENT”) TO THE LOAN AGREEMENT DATED NOVEMBER 5, 1999

BETWEEN THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. AND FITRACO N.V.,

MADE AS OF MARCH 13, 2002

WITNESSETH:

WHEREAS, pursuant to that certain Loan Agreement dated November 5, 1999 (the “Original Loan Agreement”), FITRACO N.V. (the “Fitraco”) with an address at Jordaenskaai 25, 2000 Antwerp, Belgium made a loan to THRILLTIME ENTERTAINMENT INTERNATIONAL, INC. (the “Borrower”), a corporation organized and existing under the Company Act of the Province of British Columbia, Canada;

WHEREAS, Borrower has requested Fitraco to reschedule the payments that the Borrower had to pay under the Original Loan Agreement starting February 15, 2002 and Fitraco has agreed to such rescheduling;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Fitraco and Borrower agree as follows:

1.

Payments Terms

The outstanding balance of the Loan will be repaid in sixteen (16) quarterly installments of principal and interest, (i) the first four installments each in the amount of USD 70,349.00, commencing on February 15, 2002 and on the 15th day of May, August and November 2002, and (ii) the last twelve installments each in the amount of USD 261,320.00 commencing on February 15, 2003 and on the 15th day of May, August and November and February thereafter, with the final payment of all amounts outstanding due on November 15, 2005.

2.

Continuation of Other Existing Documents

Except as expressly amended or modified by this Amendment all terms and provisions of the Original Loan Agreement and the other documents, instruments and writings, including without limitation other guaranties, shall remain in full force and effect.

IN WITNESS WHEREOF, Borrower and Fitraco, intending to be legally bound, have duly executed and delivered this Loan Agreement as of the day and year first above written.

ATTEST:

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: “Ralph Proceviat”

By: Per: “Sherrill Cyr”

Name: Ralph Proceviat

Name: Sherrill Cyr

Title: CFO

Title: Secretary

FITRACO, N.V.

By: Per: “Ludo Daenkindt”

Name: Ludo Daenekindt

Title: Director of Finance

By: Per: “Edward Bolluijt

Name: Edward Bolluijt

Title: Account Director

Exhibit 3.35

FIRST ADDENDUM TO

SETTLEMENT AGREEMENT

DATED OCTOBER 25, 1999

This FIRST ADDENDUM to that certain Settlement Agreement dated October 25, 1999, is made effective the 28 day of June, 2002.

AMONG:

CASTLES N ‘COASTERS, INC. a corporation, incorporated under the laws of Arizona, and GEORGE H. BRIMHALL (sometimes referred to collectively as “Brimhall”),

AND:

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC., a corporation incorporated under the laws of British Columbia, and SUPERSTAR DRAGSTERS, INC., a corporation incorporated under the laws of the State of Nevada (sometimes referred to collectively as “ThrillTime”).

WHEREAS:

(A)

These parties have previously entered into a Settlement Agreement dated October 25, 1999, which is binding and enforceable upon the parties and which requires, in part that payments are to be paid to George H. Brimhall in the amount of $250,000.00 on or before March 31, 2002 and $100,000.00 on or before August 1, 2003;

(B)

ThrillTime has failed to pay the amount of $250,000.00 due on or before March 31, 2002;

(C)

George H. Brimhall has declared ThrillTime to be in default of the Settlement Agreement;

(D)

The parties enter into this Addendum to resolve the default by ThrillTime to the parties’ mutual satisfaction;

(E)

The parties intend the Settlement Agreement to remain in force and effect, subject to this Addendum;

NOW, THEREFORE, in consideration of the obligation herein, and for good and valuable consideration, the sum and sufficiency of which is hereby acknowledged, the parties enter into this Addendum and agree as follows:

1.

Payments to Brimhall.

ThrillTime Entertainment International, Inc. and Superstar Dragsters, Inc., jointly and severally, hereby agree to pay to George H. Brimhall as follows:

a.

Delinquent Payment.

ThrillTime shall pay to Brimhall the principal sum of $260,135.12 bearing interest at the rate of 8.5%, amortized over a period of twenty-four (24) months, in equal monthly payments of $11,824.62. The first payment is due and owing on August 1, 2002, and all subsequent payments shall be due each month thereafter on the first (1st) day of each month until all principal and interest is paid in full. The monthly payments shall be due and payable to George H. Brimhall, 9211 N. Martingale, Paradise Valley, AZ 85253. Time is of the essence for each payment and no grace period is permitted.

b.

$100,000 payment.

The sum of $100,000.00 shall remain due and payable on or before August 1, 2003. Time is of the essence and no grace period is permitted.

2.

Security.

Superstar Dragsters, Inc. hereby grants to Brimhall a security interest in Top Eliminator dragsters (individual vehicles) identified below, located in Clearfield, Utah:

Serial #1092 Serial #1093 Serial #1094 Serial #1095 Serial #1096	Serial #1097 Serial #1086 Serial #1087 Serial #1088 Serial #1089

Superstar Dragsters, Inc. shall not sell, convey, transfer, encumber or take any action to impair the value of the security identified above. Superstar Dragsters, Inc. shall immediately notify Brimhall in the event any of the Top Eliminator dragsters identified herein are damaged, removed from the Clearfield, Utah facility or substantially decrease in value. Superstar Dragsters, Inc. shall maintain insurance to insure the value of each of the above-identified Top Eliminator dragsters for no less than $75,000.000 per dragster, naming Brimhall as an additional insured. Proof of insurance shall be provided to Brimhall. ThrillTime shall cooperate and execute all appropriate documentation Brimhall deems necessary to obtain and maintain a valid and enforceable security agreement in the Top Eliminator dragsters.

3.

Default.

A breach of any provision herein shall be considered a material breach of the Agreement entitling Brimhall, at its sole discretion, to accelerate all sums due and owing, foreclose upon the security or enforce any other rights Brimhall may have.

4.

Sale of Top Eliminator Ride.

In the event the parties mutually agree to the sale of the Top Eliminator dragster ride (bulk sale) located in Clearfield, Utah, the parties agree that Brimhall shall be entitled to two-thirds (2/3) of the gross profit on the sale, such proceeds to be applied to any outstanding indebtedness. “Gross Profit” shall be defined as the selling price of the ride, less actual cost of the sale. Provided, however, Brimhall shall not be entitled to an amount exceeding the sums due and owing.

5.

Release of security upon decrease of principal.

Brimhall agrees to release three Top Eliminator dragsters (identified by serial number above) for every $100,000.00 of principal reduction made by ThrillTime. Brimhall shall be entitled at its sole option to identify which dragsters are to be released.

6.

Settlement Agreement Remains in Force.

Other than the payment of $250,000.00, identified in Paragraph 2 of the parties’ Settlement Agreement dated October 25, 1999, and except as otherwise specifically altered by the terms of this Addendum, the remaining provisions of the parties’ Settlement Agreement shall remain in force and effect. Provided, however, should Brimhall choose to foreclose upon the security interest, he shall have the option, at his sole discretion, to bring such action in the location of the security.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the date first above written.

CASTLES N’ COASTERS, INC.

By:

Per: “George Brimhall”

Witness

AUTHORIZED SIGNATORY

Per: “George Brimhall”

Witness

GEORGE BRIMHALL

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: “Loralee Janssen”

By:

Per: “Ralph Proceviat”

Witness

AUTHORIZED SIGNATORY

SUPERSTAR DRAGSTERS, INC.

Per: “Loralee Janssen”

By:

Per: “Ralph Proceviat”

Witness

Exhibit 99.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ThrillTime Entertainment International, Inc. (the “Company”) on Form 20-F for the period ended July 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ralph Proceviat, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Ralph Proceviat”

Chief Executive Officer and Chief Financial Officer

January 30, 2003