Form 20-F
period 2003-07-31
THRILLTIME ENTERTAINMENT INTERNATIONAL INC
filed 2004-01-29
CIK 1040368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2003

or

☐

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of the close of the period covered by the annual report:

20,007,297 Common Shares outstanding as of July 31, 2003

Indicate by checkmark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

   __X__          NO   _____

Indicate by checkmark which financial statement item the registrant has elected to follow.

ITEM 17   __X__

ITEM 18  _____

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitute “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements.  Such factors include, among others, the following:

-  the Company’s default on certain of its debt obligations;

-  the Company’s history of losses and limited revenues;

-  reliance upon two products, the Top E® and Skycoaster® attractions;

-  the Company’s reliance on anticipated revenues from royalties and ride sales;

-  the limited number of potential customers and amusement parks for the Company’s products;

-  seasonal nature of business; reliance upon intellectual property rights; need for additional capital;

-  uncertainties as to the Company’s ability to achieve the goals and satisfy the assumptions of management;

-  the risk that ride installations will not be completed in a timely manner;

-  uncertainties as to the demand for the Company’s products and the Company’s ability to meet such demands;

-  general economic factors that may result in a reduction in capital expenditures and/or delayed buying decisions affecting demand for the customer’s products and

-  other factors described in the section under “Key Information – Risk Factors”.

Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.  You should not place undue reliance on forward looking statements.

FINANCIAL INFORMATION

Except where otherwise indicated, all financial information disclosed in this Annual Report is presented in United States dollars and prepared in accordance with Canadian generally accepted accounting principles.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected financial data regarding the Company’s consolidated operating results and financial position.  The data has been derived from the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For a reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see note 15 to the Consolidated Financial Statements as at July 31, 2003 and 2002 and for the years ended July 31, 2003, 2002, and 2001.  The financial data as at July 31, 2001, 2000, and 1999 and for the years ended July 31, 2000 and 1999 have been derived from the Company’s audited consolidated financial statements not included in this Annual Report.  (See “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.)  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in United States dollars.

	Fiscal year Ended July 31
	2003	2002	2001	2000	1999

Revenue(1)
Product Sales	$963,749	$1,678,899	$ 2,950,306	$ 2,236,342	$ 3,910,417
Cost of Sales	592,897	l,110,444	2,439,128	1,482,853	2,284,985
Gross Margin	370,852	568,455	511,178	753,489	1,625,432
Other Revenue
Royalty Revenue	1,024,889	982,547	1,141,134	1,287,413	1,417,111
Other Revenue	261,166	299,650	88,974	605,331	116,672
	1,656,907	1,850,652	1,741,286	2,646,233	3,186,215

Expenses(2)
Canadian GAAP	2,897,035	3,882,788	3,737,269	4,114,485	5,035,742
US GAAP	2,639,490	3,441,435	3,295,916	3,657,385	4,555,372
Asset write-downs and other costs
Canadian GAAP	1	331,000	876,495	300,000	3,916,360
US GAAP	1	331,000	876,495	300,000	5,161,562
Income (Loss)
Canadian GAAP	4,818,993(3)	(2,443,166)	(3,065,943)	(2,012,612)	(5,874,203)
US GAAP	5,076,538(3)	(2,001,813)	(2,624,590)	(1,555,512)	(6,639,035)
Income (Loss) per Share
Canadian GAAP	$0.26	($0.14)	($0.18)	($0.11)	($0.34)
US GAAP	$0.27	($0.11)	($0.15)	($0.09)	($0.38)

(1)

Certain of the comparative figures were reclassified to conform with the presentation for the current year.

(2)

Includes operating expenses, interest expense net of interest income and amortization of capital assets, and amortization of patent rights.

(3)

Includes a gain on a settlement of convertible securities in the amount of $6,116,246 resulting from our settlement of a $5,950,000 convertible debenture ($7,564,127 including accrued interest and an equity component of $495,381 prior to discharge) for $60,000 in cash, a promissory note in the principal amount of $60,000 and the issuance of 750,000 shares of common stock.  See “Liquidity and Capital Resources,” below.

	As at July 31
	2003	2002	2001	2000	1999

Working Capital (Deficiency) (1)	$(2,551,245)	$(6,792,422)	$ 226,026	$ 2,117,662	$(1,274,173)
Total Assets
Canadian GAAP	839,226	1,995,697	5,448,650	8,470,803	11,853,423
US GAAP	829,226	1,787,094	4,894,514	7,571,134	10,608,221
Long-term Obligations
Canadian GAAP	-	2,567,938	9,005,936	9,895,928	6,146,851
US GAAP	-	2,567,938	9,141,698	10,127,510	6,490,000
Total Liabilities
Canadian GAAP	3,340,098(2)	10,226,776	11,236,563	11,192,773	12,562,781
US GAAP	3,340,098(2)	10,266,718	11,372,325	11,424,355	12,905,930
Shareholders’ Equity (Deficiency)
Canadian GAAP	(2,503,872)	(8,231,079)	(5,787,913)	(2,721,970)	(709,358)
US GAAP	(2,503,872)	(8,479,624)	(6,477,811)	(3,853,221)	(2,297,709)
Outstanding Number of Shares	20,007,297	17,504,497	17,504,497	17,504,497	17,504,497
Dividends Declared	Nil	Nil	Nil	Nil	Nil

(1)

Current Assets less Current Liabilities.  Includes the full amount of the Convertible Debenture as a current liability in 2003.

(2)

On December 20, 2002, the Company entered into a Settlement and Release Agreement related to the settlement of a convertible debenture with a value prior to discharge on January 23, 2003 of $7,564,127 (including accrued interest and an equity component of $495,381) for $60,000 in cash, a promissory note in the principal amount of $60,000 and the issuance of 750,000 shares of common stock.  See “Liquidity and Capital Resources,” below.  We recognized a gain on the settlement of $6,116,246.

Currency and Exchange Rates

The Company’s consolidated financial statements are denominated in United States dollars.

	Canadian Dollars Per United States Dollar
	Fiscal Year Ended July 31
	2003	2002	2001	2000	1999
End of period	1.4074	1.5845	1.5310	1.4880	1.5070
Average for the period	1.4384	1.5036	1.4712	1.4711	1.5128
High for the period	1.5963	1.6128	1.5788	1.5085	1.5770
Low for the period	1.3348	1.5036	1.4720	1.4350	1.4512

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar for each of the last six (6) months.

	December 2003	November 2003	October 2003	September 2003	August 2003	July 2003
High for the month	1.3405	1.3362	1.3481	1.3876	1.4100	1.4114
Low for the month	1.2923	1.2973	1.3043	1.3469	1.3836	1.3368

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on January 23, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US $0.762 (US$1.00 = Cdn $1.3115).  Unless otherwise indicated, in this annual report on Form 20-F (the “Annual Report” or “Form 20-F”) all references herein are to United States Dollars.

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

We defaulted on debt instruments with an aggregate value in excess of $2.7 million

We defaulted on the May, August and November 15th, 2003 payments totaling $783,957 due under a 10.5% non-convertible secured loan, which constituted an event of default.  Under the terms of the loan, the lender can accelerate the amount due under the loan, which was  approximately $2,465,697 at December 31, 2003.  We have been attempting to re-negotiate the loan and has had discussions with potential lenders in an effort to refinance our obligations.  To date, we have been unsuccessful.  The loan is secured by the shares of Skycoaster, Inc., its patents and trademarks and related recurring royalty stream generated from license agreements, and if we cannot successfully renegotiate the terms of the loan or make alternative arrangements to satisfy the obligations, the lender may foreclose on our assets.  Due to the default status of this loan, this debt instrument has been classified as a current liability, increasing the working capital deficiency.  To date, the lender has not acted to recover on its security on this loan.

We defaulted under our obligation to make a lump sum payment in the amount of $100,000 on August 1, 2003 in connection with a settlement agreement.  We are currently attempting to re-negotiate a settlement.  Under the terms of the settlement agreement, we granted the third party a security interest in ten Top Eliminator dragsters.  The loan currently bears interest at 8.5% per annum. Due to the default status of this loan, this debt instrument has been classified as a current liability, increase the working capital deficiency.

We defaulted under the terms of a $60,000 promissory note associated with the settlement of the convertible debenture to make four monthly payments in the amount of $15,000 plus interest in July, August, September, and October 2003.  The promissory note is due on demand and bears interest at 18% per annum until the entire amount is paid in full.  We are currently attempting to re-negotiate a settlement.

As of December 31, 2003, our debt excluding accounts payable and accrued liabilities and interest consisted of:

Non-convertible secured loan bearing interest at 10.5% per annum	$2,465,697
Note payable bearing interest at 18% per annum (5% in 2003)	60,000
Amount due for settlement agreement	180,476
$2,706,173

We cannot assure you that we will generate sufficient cash to pay down our debt or re-negotiate more favorable terms with our existing lenders or with a new lender.  Furthermore, certain of our debt is secured by our assets and the lenders may elect to foreclose on our assets or we may elect to sell some or all of our assets to meet our obligations.  We cannot assure you that the proceeds from the sale of our assets will be greater than our outstanding debt obligations.  We may be unable to continue as a going concern.

We have a history of operational losses

As of July 31, 2003, we had an accumulated deficit of $10,810,231.  We have a history of losses including losses of $3,065,943 during our fiscal year ended July 31, 2001 and $2,443,166 during our fiscal year ended July 31, 2002.  We would have recognized a loss during our fiscal year ended July 31, 2003, absent a $6,116,246 gain on a settlement of a convertible debenture, which resulted in net income of $4,818,993.

At the present time, our revenue from sales of rides is unpredictable.  We are currently using cash of approximately $100,000 per month for general operating and interest expenses.  We anticipate that we will incur losses in our fiscal year ending July 31, 2004, and we cannot assure you that we will be able to generate sufficient sales in the future to attain any appreciable level of profits.

We may be unable to continue as a going concern

The auditors’ report on our consolidated financial statements includes comments for U.S. readers on Canada-U.S. reporting difference and Note 1 to our consolidated financial statements outlines factors that cast substantial doubt on our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

We had a working capital deficit of $2,551,245 at July 31, 2003 and $2,564,131 at October 31, 2003.  We had $202,943 in cash and cash equivalents as of July 31, 2003 and $131,335 as at October 31, 2003.  We have historically funded our working capital requirements from revenue from product sales and royalties, cash on hand and proceeds from debt and equity offerings.  Our ability to meet our cash requirements during fiscal 2004 is contingent in part on our ability to increase our cash flow from operations, our ability to raise additional capital through equity or debt financing and our ability to restructure our existing debt.  If we are unable to meet our cash requirements, our secured lenders may foreclose on our assets or we may be required to liquidate our business.

Our overall revenues have experienced an overall decline

Revenue from product sales declined from $2,950,306 in the fiscal year ended July 31, 2001, to $1,678,899 in fiscal 2002, to $963,749 in fiscal 2003.  Revenue from royalties were $1,141,134 in the fiscal year ended July 31, 2001, $982,547 in the fiscal 2002, and $1,024,889 in fiscal 2003.  We have experienced an overall decline in revenues during the last five fiscal years.  We believe that the decline in revenues during the last two years was due in part to weak general economic conditions and a decline in tourism due to the September 11, 2001 terrorist attacks.  We have no control over many of the factors that affect the sales of our products or demand for our rides.  We do not expect revenues to reach pre-fiscal 2001 levels in fiscal 2004.

Our rides are value added rides and must compete with other amusement park rides that are included in the price of admission

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

Reliance upon the Top E® and Skycoaster® Products

Our commercial viability depends upon the success of our two rides: our Top E® and Skycoaster® products.  We must successfully attract and retain riders once these products are installed in amusement parks.  Unlike other amusement ride manufacturers, we have only two established rides and these rides must be attractive enough to a sufficient number of riders to generate new orders or to generate significant revenues from existing agreements.

We rely on third parties to assemble our rides

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

We depend on our key management employees

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

We are subject to risk of accidents

Sales and other revenue from the Top E® and Skycoaster® attractions may be adversely affected by any serious accident or similar occurrence with respect to the attraction.  We carry liability insurance, which provides coverage of up to $1,000,000 per loss occurrence with a deductible of $25,000.  In addition, as substantially all of the parks in which the Top E® and Skycoaster® attractions are located, or will be located, feature “thrill rides”, attendance at the parks and consequently, revenues from the Top E® and Skycoaster® attractions may be adversely affected by a change in market acceptance, particularly in the event of any serious accident or similar occurrence on “thrill ride” attractions.

Inclement weather adversely affects our business

Most of the attractions at amusement parks are located outdoors; consequently, attendance at parks and our revenues may be significantly affected by the weather. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.  In addition, the Top E® attraction cannot operate in wet weather.

Our business is subject to seasonal effects

The operations of most parks are highly seasonal with park attendance occurring primarily in the second and third calendar quarters.  As a result, the vast majority of our royalty and ancillary cash flow revenue from the Top E® and Skycoaster® attractions will be generated during this period.

Economic conditions affect the demand for our products

The amusement and entertainment industries are highly dependent on tourism and consumers with disposable income, which may be affected by general economic conditions.  Approximately 90% of our total revenue was derived from the United States.  The recent downturn in the United States economy and recessionary trend has had and may continue to have an adverse affect on our revenues from royalties and product sales.

Our revenue and results of operations will likely be adversely affected by increased unemployment, inflation and decreases in travel and vacation expenditures.  The condition of the capital markets will affect our ability to raise capital on acceptable terms.

We are subject to governmental regulation

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

We may not be able to adequately protect our intellectual property

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

Delays in delivery of our products may adversely affect our business

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

We cannot assure you that a public market for our stock will continue to be available

Our shares are listed and traded on the TSX Venture Exchange under the symbol “THL” and OTCBB under the symbol “THLL-F”.  While we intend to maintain our listings on the TSX Venture and OTCBB, we cannot assure you that we will meet listing and reporting obligations to remain eligible for listing or that these trading markets will be retained so as to correspond with an investor’s desire for a ready market for shares.

Your investment is subject to potential dilution

On July 31, 2003, we had 20,007,297 common shares issued and outstanding compared to 17,504,497 on July 31, 2002.  During the year ended July 31, 2003 the following transactions took place:

•

2,000,000 common shares were issued in connection with a 2,000,000 unit private placement at Cdn. $0.05 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to acquire one additional common share at Cdn. $0.10 for one year; and

•

750,000 common shares were issued in connection with a Satisfaction and Release Agreement dated December 20, 2002 between the Company and the holder of the 6% debenture.

As of January 23, 2004, we have commitments which may require us to issue up to 3,172,850 additional shares of our common shares, including stock options exercisable to acquire up to 1,172,850 shares and share purchase warrants exercisable to acquire 2,000,000 shares.  The exercise of or the conversion of such options, and share purchase warrants will like occur only when the market price of our common shares exceeds the exercise price of the options or warrants, and such exercises, if any, may have an adverse effect on the market price of our common shares.  Furthermore, agreements to enter into future equity or debt financings, property transactions, and issuance of additional stock options among other things may require the subsequent issuance of our securities.

Speculative Nature of TSX Venture Exchange Market and Over-the-Counter Bulletin Board Market

Our shares are traded on the TSX Venture Exchange and quoted on the OTCBB.  The TSX Venture is known as a risk capital exchange where shares of speculative companies are often brought to market and traded. Many of the companies on the TSX Venture have not engaged in profitable operations and are undertaking start up or mineral exploration activities.  The liquidity and depth of the market of the TSX and OTCBB may be dependent upon a substantial number of factors including the economies in British Columbia, Canada and the United States and the desire of investors to enter into a speculative market.  This may affect the pricing of our securities.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock.”  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The closing price of our shares on the OTCBB on January 23, 2004 was $0.025 per share.  As such, our shares will be deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Our business may be affected by currency fluctuations and other international factors

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

It may be difficult to enforce judgments against our officers and directors in the United States

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

Our contracts may be governed by the laws of foreign jurisdictions

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

The Company’s common shares commenced trading on the Vancouver Stock Exchange on September 14, 1989, now the TSX Venture Exchange (the “TSX Venture”), and is currently traded under the symbol “THL.”  The Company’s common shares have been quoted on the National Securities Dealers’ Association Over the Counter Bulletin Board (“OTCBB”) since January 15, 1996, and is quoted under the symbol “THLL-F”.  (See “Nature of Trading Market”.)

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

The Company spent $11,210, $9,053, and $1,661 on research and development for the fiscal years ended July 31, 2003, 2002, and 2001, respectively.

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

D.

Property, Plant and Equipment

The Company’s corporate headquarters are located in Burnaby, British Columbia.  In an effort to streamline both its Skycoaster and Superstar Dragsters operations, in addition to cutting costs, the Skycoaster operations office was moved from Longmont, Colorado to Layton, Utah in August 2002.  The Company and Skycoaster now lease approximately 4,989 square feet of office space at an annual aggregate rental of approximately $45,000.  The leases expire on March 31, 2004 and July 31, 2005, respectively.  Management intends to renew its Burnaby lease at comparable market rates. Management believes these offices are adequate for its needs.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis explains trends in the Company’s financial condition and results of operations for the three fiscal years ended July 31, 2003, 2002 and 2001.  This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F.  The financial statements have been prepared in accordance with Canadian GAAP which conforms to U.S. GAAP, except as described in Note 15 to the Consolidated Financial Statements included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are in United States dollars.  The discussion is based on the consolidated financial statements as prepared in accordance with Canadian GAAP.

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

Critical Accounting Policies

Our financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances.  In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for accounts receivable, inventories, capital assets, investments, patent rights and other assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount.  Our significant accounting policies are set forth in Note 2 to our consolidated financial statements, which should be read in conjunction with management’s discussion of the Company’s critical accounting policies and estimates set forth below.

Going Concern and continuing operations

Our financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2003, the Company had a working capital deficiency of $2,551,245, shareholders’ deficiency of $2,503,872, non-compliance with terms in certain debt instruments, negative cash flows from operating activities for fiscal 2003, and with income being generated in the current fiscal year primarily due to a gain on the settlement of convertible securities, and losses in each of the previous two fiscal years.  The Company has a history of losses, and operations to date have been primarily financed by long-term debt and equity transactions.  As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.  If the Company is unsuccessful, secured creditors may foreclose on the assets of the Company or the Company will be required to reduce operations or liquidate assets. The Company’s consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern

Revenue recognition

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of royalty agreements. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.  We are required to make a periodic assessment of the net realizable value in valuing out inventory. Due to the lack of sales of the Top Eliminator® attraction, from 2000-2002, we wrote-down 100% of its finished goods and work in process, initially valued at approximately $1.2 million.

Capital assets

Capital assets are recorded at cost and are amortized over their remaining estimated useful economic life.  We amortize equipment on a declining-balance basis at between 20% and 30% per annum, and our Skycoasters on a straight-line basis over the term of their operating agreements (3-5 years).  We make an assessment of the estimated useful economic life of our capital assets for the purposes of amortization.

Deferred financing costs

Deferred financing costs relate to the issuance of convertible securities during 1998 and the secured loan during fiscal 2000. These costs are amortized to interest expense over the terms of the respective debt instruments.

Patent rights

Patent rights acquired as a result of business acquisitions are amortized on a straight-line basis over their remaining useful life, which on acquisition, was estimated to be 5 years. The Skycoaster® patents and trademarks expire 2010 in the US and 2012 internationally.  The Top Eliminator® patents and trademarks expire between 2012-2016. As at July 31, 2003, the Company’s patents have been fully amortized, even though royalty revenue from the patents and existing license agreements will continue until at least 2010.

Stock based compensation

We account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation.  Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensations.  Accordingly, no compensation cost has been recognized for such grants of options to employees and directors, as the exercise price is equal to the market price of the stock on the grant date.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and nonforfeitable at the grant date is measured and recognized at that date.

Translation of foreign currencies

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

Year ended July 31, 2003 Compared to July 31, 2002

Revenues:  Aggregate gross revenues from product sales, royalties and other revenue excluding interest income were approximately $2.2 million for the fiscal year ended July 31, 2003 compared to $3.0 million for the fiscal year ended July 31, 2002.  Revenue from sales in the United States constituted approximately 90% of the Company’s total revenue in fiscal 2003 compared to 92% in fiscal 2002.  Revenues for 2003 were down compared to 2002 due to lower ride sales (one sale in 2003 versus two sales in 2002); and a general decline in ticket sales and royalties due to lower attendance at parks as a result of September 11, 2001 and the current U.S. economy.

Gross revenues from the Top E® ride were $217,415 for the fiscal year ended July 31, 2003, compared to $394,761 for the fiscal year ending July 31, 2002.  Included in gross revenues from the Top E® ride was royalty income of $78,555 for the fiscal year ended July 31, 2003, compared to $86,866 in fiscal 2002.

Gross revenues from the Skycoaster® ride were $2.0 million for the fiscal year ended July 31, 2003, compared to $2.6 million for the fiscal year ending July 31, 2002, which included royalty income and joint venture revenue of $1,017,560 in fiscal 2003, compared to $1,012,516 in fiscal 2002.  The $0.6 million net difference resulted from lower Skycoaster® sales (one versus two in 2002).

Royalty revenue was $1,024,889 for the fiscal year ended July 31, 2003, compared to $982,547 for the same period in fiscal 2002, an increase of $42,342 or 4.3% due to the conversion of a Skycoaster® attraction from a joint venture arrangement to a sale and royalty arrangement plus the incremental royalty revenue associated with a ride sale made in 2002.

Other revenue was $261,166 for the fiscal year ended July 31, 2003, compared to $299,650 for the same period in fiscal 2002, a decrease of $38,484. Included in other revenue of $261,166 was $175,000 for the sale of a Skycoaster® that was owned by the Company and operated under a joint venture agreement.

The Company believes that revenues from product/part sales should increase during the fiscal year ending July 31, 2004, compared to fiscal 2003, as the Company is in negotiations to complete the sale and installation of two to three rides, joint ventures and the introduction of the SkySpider™.  Royalty revenues are expected to increase slightly during the fiscal year ending July 31, 2004, compared to fiscal 2003, as a result of new ride installations, offset by park closures.  There can be no assurance that historical results will be any indication of future results or that sales and installation will occur, or that revenues will increase as anticipated by management.

The net income for fiscal 2003 was $4.8 million or $0.26 per share, compared to a net loss of $2.4 million or $0.14 per share for the prior year, an increase of $7.2 million.  The $7.2 million change is attributed primarily to the $6.1 million gain on the one-time settlement of convertible securities, and to a lesser extent to $.162 million in lower interest associated with the convertible securities and other debt, the final $.66 million in amortization costs associated with the patent rights and lower operating expenses.

The $6.1 million gain on the one-time settlement of convertible securities resulted from the Company entering into a Satisfaction and Release Agreement dated December 20, 2002 with the holder of a $5,950,000 convertible debenture (the “Debenture”), under all of the Company’s obligations thereunder were satisfied and discharged through a combination of cash and common shares of the Company.  Under the terms of the agreement, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000, payable in four monthly installments commencing on July 31, 2003.  The net effect of the settlement was a gain of $6,116,246 on the settlement of the Debenture.  The net income result for fiscal 2003 is not indicative of future performance as the Company does not anticipate any future adjustments on the magnitude of gain on the one-time settlement of the Debenture.

Amortization of capital assets in the amount of $44,318 ($103,326 in 2002), amortization of patent rights in the amount of $1,005,160 ($1,664,946 in 2002) and write-down of assets, legal and other costs in the amount of $1 ($331,000 in the 2002) were recorded in the year.  The Company had income tax expense of $57,124 for the fiscal year ended July 31, 2003, compared to $80,031 in fiscal 2002.

Operating Expenses: Operating expenses, excluding interest expense, amortization, write-downs and income taxes, for the fiscal year ended July 31, 2003 were $1,333,765 for the fiscal year ended July 31, 2003, compared to $1,438,461 for fiscal 2002, a decrease of $104,696 or 7.3%. Operating expenses include $399,708 for general liability and property insurance coverage, up $212,839 or 114% for the same period in 2002.  Insurance premiums charged to the amusement ride industry as a whole have risen dramatically over the past two years, primarily as the continuing result of the events of September 11, 2001 as well as risks associated with the amusement industry. Marketing and selling expenses decreased to $37,178 in the fiscal year ended July 31, 2003, compared to $56,984 in fiscal 2002, and research and development expenses relating to trademarking and design fees for new product concepts increased to $11,210 in fiscal 2003, compared to $9,053 in fiscal 2002. The Company believes that generally expenses should continue to decrease during the fiscal year ending July 31, 2004, compared to fiscal 2003, as the Company has implemented initiatives to contain overall general and administrative expenses by consolidating certain functions.  There also can be no assurance that historical results will be any indication of future results or that other expenses will continue to decline as anticipated by management.

Due to the state of the insurance industry, current insurance premiums will reflect historical levels and, in fact, such rates may increase.  The Company cannot determine if the trend in increased insurance premiums will continue in fiscal 2004 or the overall effect that an increase, if any, will have on the Company’s overall general and administrative expenses.  Also, in the event that accidents or incidents occur, the Company may incur increased legal expense in connection with its $25,000 deductible per occurrence required under its current policy to defend itself.

Year ended July 31, 2002 Compared to July 31, 2001

Revenues:  Aggregate gross revenues from product sales, royalties and other revenue excluding interest income were approximately $3.0 million for the fiscal year ended July 31, 2002 compared to $4.2 million for the fiscal year ended July 31, 2001.  Revenue from sales in the United States constituted approximately 92% of the Company’s total revenue in both fiscal 2002 and fiscal 2001.  Revenues for 2002 were down compared to 2001 due to lower ride sales (two sales in 2002 versus four sales in 2001); a discount that was provided to a customer to assist with funding a re-engineered Skycoaster® model, and a general decline in ticket sales and royalties due to lower attendance at parks as a result of September 11, 2001 and the condition of the U.S. economy.

Gross revenues from the Top E® ride were $0.4 million for the fiscal year ended July 31, 2002, compared to $0.3 million for the fiscal year ending July 31, 2001.  Included in gross revenues from the Top E® ride was royalty income of $86,866 for the fiscal year ended July 31, 2002, compared to $104,317 in fiscal 2001.

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

Amortization of capital assets in the amount of $103,326 ($117,003 in 2001), amortization of patent rights in the amount of $1,664,946 ($1,664,947 in 2001) and write-down of assets, legal and other costs in the amount of $331,000 ($876,495 in 2001) were recorded in the year.  The write-down of assets, legal and other costs of $876,496 or $0.05 in fiscal 2001 were related to write-downs of Top Eliminator® inventory ($676,496) after an assessment of the carrying value relative to estimated net realizable value and the Company’s investment in Malibu ($199,999) to reflect the decline in current market value of the Malibu shares.  The Company had income tax expense of $80,031 for the fiscal year ended July 31, 2002, compared to $193,465 in fiscal 2001.

Operating Expenses: Operating expenses, excluding interest expense, amortization, write-downs and income taxes, for the fiscal year ended July 31, 2002 were $1,438,461 for the fiscal year ended July 31, 2002, compared to $1,297,524 for fiscal 2001, an increase of $140,937 or 10.9%. This increase was due in part from an increase in general liability insurance, sales and travel expenses and costs associated with the move to Utah. Marketing and selling expenses decreased to $56,984 in the fiscal year ended July 31, 2002, compared to $68,614 in fiscal 2001, and research and development expenses relating to trademarking and design fees for new product concepts increased to $9,053 in fiscal 2002, compared to $1,661 in fiscal 2001. The Company believes that expenses should decrease during the fiscal year ending July 31, 2003, compared to fiscal 2002, as the Company implemented an initiative to contain overall general and administrative expenses by consolidating certain functions.

B.

Liquidity and Capital Resources

At July 31, 2003, the Company had a working capital deficiency of $2,551,245, after classifying the full amount of long-term debt of $2,952,240 as a current liability.  Cash on hand July 31, 2003 amounted to $202,943, accounts receivable and prepaids aggregated $397,827 and inventory amounted to $188,083.  Current liabilities including $2,952,240 relating to current classification of three debt instruments totaled $3,340,098.

During 2003, the Company used $232,917 in operations compared to generating  $43,148 in 2002.  Net cash flows used in financing activities amounted to $118,703 in 2003 compared to $557,153 in 2002.  The $118,703 relates to principal payments of long-term debt amounting to $184,562 net of the issuance of common shares for $65,859 pursuant to a private placement

During the year the Company sold a ride pursuant to a joint venture agreement for $175,000.

Effect of Settlement of Debenture

On January 23, 2003, the Company entered into a Satisfaction and Release Agreement with the holder of a $5,950,000 the Debenture to satisfy and discharge all of the Company’s obligations thereunder through a combination of cash and common shares of the Company. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,247).

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000, payable in four monthly installments commencing on July 31, 2003.  On January 20, 2003 the Company completed a 2,000,000 unit private placement.  Each unit consisted of one common share at Cdn. $0.05 per share and one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2004.  All securities issued in connection with this transaction are subject to a one year hold period and cannot be sold or transferred until January 20, 2004.  The proceeds received by the Company from this transaction were used to make the initial $60,000 cash payment to the Debenture holder.

The effect of the settlement as at January 23, 2003 is as follows:

Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$7,564,127
Less consideration paid to Debenture Holder:
Cash	(60,000)
Note payable	(60,000)
Common Shares issued – 750,000 at US $1.11	(832,500)
Equity component of debenture	(495,381)
(1,447,881)
Gain on settlement of convertible securities	$6,116,246

At the time of the settlement, the potential 26.68% holdings of the Debenture holder were reduced to 3.7% of the 20,007,297 outstanding common shares.

Debt

As described below, the settlement with the Debenture holder reduced the Company’s overall debt from $9,958,925 as at July 31, 2002 to $2,952,240 as at July 31, 2003, a 70% reduction.

	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	455,439
6% implicit interest on convertible securities	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	(55,381)
	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	62,697
Note payable bearing interest at 5% per annum	60,000	-
Amount due for settlement agreement	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,656,667	2,656,667
	2,952,240	9,958,925
Less current portion of long-term debt	(2,952,240)	(7,390,987
Long-term debt as at July 31, 2003	$-	$2,567,938

Making up the debt balance of $2,952,240 is the remaining $2,656,667 of a $4,000,000 non-convertible secured loan associated with the purchase of Skycoaster, Inc. in June 1998, the $60,000 promissory note associated with the convertible debenture and $235,573 related to a settlement agreement.

In anticipation of low cash reserves during the off season – November through April, 2003 - the Company informed the secured loan lender that without a re-structuring of the current payment terms of the loan, there was a high probability that the February 15, 2003 and May 15, 2003 principal and interest payments of $261,320 per quarter would not be made on time. As of July 31, 2003 the Company was only able to pay $70,349, which covered the interest component of the February 15, 2003 payment. Subsequent to July 31, 2003, the Company made the outstanding February 15, 2003 payment, however, it has been unable to make the May, August and November 15th payments totaling $783,957.  The Company has not been successful in re-negotiating more favorable terms with the secured lender and, as a result of these missed payments, the loan is not in good standing.  No formal demand has been made and the Company has informally been given time to cure the default by seeking out alternatives.  Due to the default status of this loan, it has been classified as a current liability, increasing the working capital deficiency.

Pursuant to the Top Eliminator® settlement agreement, the Company was required to make a lump sum payment in the amount of $100,000 on or before August 1, 2003.  The Company did not meet its payment obligation and is currently attempting to re-negotiate a settlement.  Due to the default status of this agreement, it has been classified as a current liability, increasing the working capital deficiency.

Pursuant to the terms of the $60,000 promissory note associated with the settlement of the convertible debenture, the Company was required to make four monthly payments in the amount of $15,000 plus interest in July, August, September and October 2003.  The Company did not meet its payment obligations and is currently attempting to re-negotiate a settlement.  The promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

There can be no assurances that the Company will be successful in generating sufficient cash to pay down its debt, re-negotiate more favorable terms with its existing lenders and/or arrange for financing with a new lender.

Outlook

A major accomplishment during fiscal 2003 included settling the Company’s obligations with the convertible debenture holder.  The Company also implemented organizational changes which decreased its overall operating expenses.  These improved the Company’s overall financial results and balance sheet in fiscal 2003.

However, against the backdrop of a sluggish economy and limited ride sales due in part because of territorial limitations built into our existing licensing agreements, the Company continues to struggle with servicing its heavy “acquisition” debt load as well as debt related to a settlement reached with another party in 1998.  We are attempting to renegotiate with our creditors; however, payments to our lenders are in arrears in an amount totaling approximately $950,000 as of the date hereof.  In addition to our substantial debt burden, our general liability insurance premiums have tripled since the events of September 11, 2001, rising from $124,750 for $10 million coverage to $375,600 for $5 million coverage this past fiscal year.

The Company does not believe that issuing shares to eliminate or reduce the debt load is a viable alternative at this time, given the relatively low price of the Company’s common shares.  During the past few months, the Company has pursued the following actions to improve its business:

•

attempted to re-negotiate more favorable terms with our current lenders by extending the loan amortization periods and taking advantage of lower interest rates;

•

negotiated with a potential lender to refinance existing secured debt;

•

explored selling its investments in the ride business to satisfy its debt; and

•

exploring alternative business models and relationships with strategic partners.

During the past 6-12 months, the Company has been unsuccessful in its efforts to re-negotiate more favorable terms with its current lender or to find a new lender willing to refinance its existing secured debt.  Given the uncertain future in the amusement ride industry, the Company has explored a variety of options, including selling its assets and/or business in order to explore other business opportunities.  The Company believes that it may successfully negotiate the sale of its assets, including the proprietary patents and future royalty revenue from existing license agreements related to the Skycoaster® and Top Eliminator® for an amount in excess of the $836,226 in total assets reported in the Company’s consolidated balance sheet as at July 31, 2003.

Events Subsequent to July 31, 2003

On January 23, 2004, the Company entered a letter of intent with Crates Thompson Capital, Inc. (“CTC”) and S&S Worldwide, Inc. (“S&S”), under which CTC has agreed to acquire certain assets and S&S has agreed to acquire all of the outstanding shares of Skycoaster, Inc. and Superstar Dragsters, Inc. on the following terms and conditions:

•

CTC and the Company will enter into an Asset Purchase Transaction whereby 100% of the Company’s $2.750 million loan obligation relating to a secured debenture will be assumed by CTC. In return, the Company will sell and relinquish 100% of its rights to receive future license, royalty and other fees associated with specific long term license agreements and contracts between Skycoaster and Superstar and their current customers.

•

S&S and the Company will enter into a Share Purchase Agreement and Revenue Share Agreement whereby with the sale of 100% of the common stock of Skycoaster and Superstar held by the Company, the Company will be entitled to the following future cash flows:

o

100% of the gross profits arising out of the potential sale of a Top Eliminator® to a specific customer

o

100% of the gross profits arising out of the potential sale of a Skycoaster® to a specific customer

o

100% of the proceeds from specific accounts receivable owing to the Company.

o

30% of gross profits arising from all future sales of Skycoaster and Superstar amusement rides and any related gross profits from parts, service, training, licensing and royalty income generated from those future sales

o

30% of gross profits, excluding future license, royalty and other fees, arising from the future sale and provision of parts, services and training required to support the Skycoaster and Superstar customer base and license agreements acquired by CTC under the Asset Purchase Transaction.

•

The transactions contemplated in the letter of intent are subject to the negotiation, execution and delivery of definitive agreements.

The Revenue Share Agreement between the Company and S&S is expected to terminate when the Company has earned and has been paid $2,950,000 in gross profits from the future sales and provision of Skycoaster and Superstar products and services.

The elimination of the $2.750 million secured debenture debt and the other liabilities contemplated with this pending transaction will immediately strengthen the Company’s financial picture.  Under the Revenue Share Agreement, the Company, as a Marketing and Sales Partner, will continue its involvement in the two business and will be entitled to participate in future cash flows without having to incur escalating operating costs such as product liability insurance.

CTC and S&S are leading ride manufacturers, which is expected to allow both companies to take advantage of economies of scale, their world wide marketing and sales capabilities and stronger customer support structure in supporting the Skycoaster® and Top Eliminator®.

If the Company is successful in completing the transaction contemplated in the letter of intent, the Company is expected to be debt free and intends to pursue alternative business opportunities.

C.

Research and Development, Patents and Licenses, etc.

The Company’s research and development activities over the past three fiscal years have focused on improvements to its Skycoaster® ride system and Top E® attraction.  The Company spent $11,210, $9,053, and $1,661 on research and development for the fiscal years ended July 31, 2003, 2002, and 2001, respectively.  In 1998, the Company acquired a company which owned the patents and trademarks related to the Skycoaster® ride system.  The Skycoaster® was fully developed at that time.  The Company developed the Top E® attraction using a combination of its own personnel and outside resources.  The Company estimates that would be required to spend approximately $150,000 during the next twelve months for the engineering and design costs to continue it development efforts related to the SkySpider™.

D.

Trend Information

Revenue from operations declined in the fiscal year ended July 31, 2003, compared to fiscal 2002.  There exists a high probability that revenue during the first half of the fiscal year ending July 31, 2004 may be weaker than fiscal 2003 due to a general downturn in the U.S. economy, the continuing effect the events of September 11, 2001 have had and are anticipated to continue to have on tourism and the amusement park industry, and the current threat of war.  The Company anticipates that amusement parks may reduce or delay capital expenditures on amusement park rides, which may have a material adverse effect on the Company’s business and results of operations.  .

E.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheets arrangements that have or are likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources (see Item F – Tabular Disclosure of Contractual Obligations - Operating Lease Obligations).

F.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
Contractual Obligations as of July 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt reclassified as short term:
- Non-convertible secured loan bearing interest at 10.5% per annum	$2,656,667	$2,656,667	0	0	0
- Promissory Note bearing interest at 5% per annum	$60,000	$60,000	0	0	0
- Settlement Agreement	$235,573	$235,573	0	0	0
Capital Lease Obligations:	0	0	0	0	0
Operating Lease Obligations: (rent & office equipment)	$86,727	$45,342	$40,439	$946	0
Purchase Obligations:	0	0
Other Long-Term Liabilities:	0	0	0	0	0

Total	$3,038,967	$2,997,582	40,439	946	0

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

The names, municipality of residence, position(s) with the Company and principal occupation(s) of each director and executive director of the Company are as follows:

Name and Municipality	First and Present Position with the Company	Principal Occupation During the Last Five Years
Ralph Proceviat Burnaby, British Columbia Canada	CEO & CFO November 26, 2001 to August 28, 2002 Director and President July 3, 2002 to present Treasurer August 30, 2002 to present	Thrilltime Entertainment International, Inc. November 2001 to present CFO NxGen Networks, Inc. June 2000 to July 2001 CFO Milborne Real Estate Corp. September 1997 to May 2000
Sherrill Cyr Surrey, British Columbia Canada	Secretary August 25, 1995 to present Director November 3, 1999 to April 26, 2002 Director August 28, 2002 to present	Corporate Secretary/Director of Corporate Services ThrillTime Entertainment International, Inc. April 1994 to present
Darrel Taylor Coquitlam, British Columbia Canada	Director August 28, 2002 to present	President Attica Equipment Ltd. 1979 to present
Frank Deacon Port Coquitlam, British Columbia Canada	Director November 25, 2002 to present	Director Sales & Marketing Grimms Fine Foods April 1989 to present

The following is brief biographical information on each of the officers and directors listed above:

Ralph F. Proceviat, B. Comm., CA, age 53, joined the Company as CFO in December 2001.  He was appointed President and Director on July 3, 2002.  Mr. Proceviat has more than twenty years of business experience spanning a number of industries including high tech, telecommunications, real estate development and brokerage and manufacturing. He has held various CEO, CFO and COO positions with public and private organizations operating throughout the United States and Canada.  As the CEO of Cue Datawest, a large national based banking service provider to the credit union system, Mr. Proceviat oversaw the rebuilding of the company including the funding and development of a $50 million banking system that has been installed throughout the world.  Over his career, he has developed a specialty in turn-arounds, directing companies towards driving profitable growth and increasing shareholder value.  Mr. Proceviat received his Chartered Accountant designation during his tenure with PriceWaterhouse Coopers.  He has a Bachelor of Commerce degree from the University of British Columbia.

Sherrill Cyr, age 54, served on the Board of Directors from November 1999 to April 2002, when she resigned for personal reasons.   Ms. Cyr has been with the Company  since 1999 and has served as Corporate Secretary since August 25, 1995. She joined the Company in 1994 and as Director, Corporate Services is responsible for the Regulatory, Contractual, Risk Management and Corporate Governance functions for the ThrillTime group of companies.  Ms. Cyr was instrumental in setting up the internal administrative structure of the Company and was involved in the acquisition of Skycoaster, Inc.  As part of her corporate services functions, Ms. Cyr is responsible for filing the Company’s proprietary patents and trademarks covering many countries throughout the world.  Although currently inactive, Ms. Cyr earned her Canadian securities license through the Canadian Securities Institute in 1981.  In 1995 she completed the Corporate Governance of VSE Issuers Course through Simon Fraser University, B.C.  Ms. Cyr was reappointed to the Board on August 28, 2002

Darrel Taylor, age 68, joined the Board of Directors on August 28, 2002.  Mr. Taylor brings a wealth of experience and knowledge gained in over 28 years in the materials handling industry. Mr. Taylor is President of Attica Equipment Ltd., specialists in providing heavy duty equipment such as forklift trucks, container handlers and log handling equipment to the industries of Western Canada, as well as servicing the golf cart industry in BC. He is also President of Canport Industries Ltd., specialists in heavy duty equipment leasing; and President of Mayfair Industrial Painting Ltd., providing paint services to the transportation equipment and movie industry in Western Canada.

Frank Deacon, age 53, joined the Board on November 25, 2002. He has been in the grocery industry for over 30 years, having worked in manufacturing, wholesaling and retailing. Mr. Deacon is currently Director of Sales and Marketing for Grimms Fine Foods, a manufacturer and supplier to the food industry in Canada and abroad.

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

The following table sets forth, for the last full financial year, the Company's most highly compensated executive officer.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compen- sation ($)	Securities Under Options/ SARs(2) granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) payouts ($)	All Other Compen- sation ($)

Ralph Proceviat CFO/President	2003	$111,428	$74,260	Nil	700,000	Nil	Nil	Nil

Notes:

1.  Bonus is based upon terms of an employment contract.  This amount was earned during the financial period but has not been paid as of the date hereof.

2.  Stock appreciation rights – consists of 700,000 stock options:  300,000 of which were granted on December 31, 2001 with an exercise price of Cdn. $0.16 per share and an expiry date of December 31, 2005, and 400,000 of which were granted on September 12, 2002 with an exercise price of Cdn. $0.10 per share and an expiry date of October 31, 2005.   On November 30, 2003, the initial 300,000 stock options were cancelled.

3.  Long-term incentive plan

Long Term Incentive Plan

The Company does not have a long term incentive plan.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to Ralph Proceviat, President and Director, during the most recently completed Financial Period.

Name	Securities Under Options/SARs Granted (#)	Percentage of Total Options/SARs Granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Ralph Proceviat	400,000	100%	Cdn. $0.10	Cdn. $0.04	Oct. 31, 2005

There were no incentive stock options exercised by any Director or Senior Officer during the Financial Period.

On November 30, 2003, 300,000 stock options granted to Ralph Proceviat, exercisable at Cdn. $0.16 on or before December 31, 2005, were cancelled.

Pension Plan

The Company has no pension plan.

C.

Board Practices

Members of the Board of Directors are elected annually by the holders of the Company’s shares to represent the interests of all shareholders.  The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself.  The only standing committee of the Board of Directors of the Company is the Audit Committee.  As of July 31, 2003, the members of the Audit Committee of the Company’s Board of Directors were Ralph Proceviat, Darrel Taylor and Frank Deacon.  This committee is directed to review the scope, cost and results of the independent audit of the Company’s books and records, the results of the annual audit with management and the external auditors and the adequacy of the Company’s accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company’s independent auditors for audit, audit related and non-audit services; and to report to the Board of Directors, when so requested, on any accounting or financial matters.  None of the Company’s directors or executive officers are party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement entered into on November 8, 2001 between the Company and Mr. Ralph F. Proceviat, the Company agreed to engage the services of Mr. Proceviat as Chief Financial Officer.  In consideration, the Company agreed to compensate Mr. Proceviat on the following basis:

1.

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

2.

300,000 stock options issued by the Company vesting according to the following schedule:

a)

100,000 options shall vest anytime after July 31, 2002 (Year One) provided that fiscal pre-tax accounting income is greater than $2.0 million in either Year One or Year Two (July 31, 2003);

b)

100,000 options shall vest anytime after July 31, 2003 (Year Three) provided that fiscal pre-tax accounting income is greater than $3.5 million;

c)

100,000 options shall vest anytime after July 31, 2004 (Year Four) provided that fiscal pre-tax accounting income is greater than $5.5 million; or

d)

If the target pre-tax accounting income in Years One, Two and/or Three is not achieved but the aggregate of Years One, Two, Three and Four pre-tax accounting income is equal to or greater than $10.5 million, then all options, aggregating 300,000, shall fully vest at the end of Year Four.

3.

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

Compensation of Directors

During the financial period, no compensation was paid to the directors of the Company or any of its subsidiaries for their services in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or as consultants or experts.

The Company has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in the current year to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, other than shown above.

D.

Employees

As of January 23, 2004, the Company had 6 full time employees, of whom 2 were involved in overseeing sales, manufacturing and installation, and 4 were in administration.  The Company has no current plans that would result in any material change in the number of employees or their respective assignments. The Company also has, under contract, a sales force of which 2 personnel are actively engaged in sales of the Company’s products.

E.

Share Ownership

The Company’s shares of common stock are publicly traded on the TSX Venture in Canada and quoted on the OTCBB in the United States.  Its shares are held by residents of Canada, the United States and other countries.  To the best of its knowledge, the Company is not controlled, directly or indirectly, by another corporation or any government and, as at July 31, 2003, no person owns more than 10% of the outstanding voting Shares of the Company.  As of July 31, 2003 the Company had 20,007,297 shares of common stock issued and outstanding.  (See Item 8. B Significant Changes)

The following tables sets forth certain information concerning the number of shares of our common stock owned beneficially as of January 23, 2004 by: (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) directors and executive officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name of Jurisdiction of Residence of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Sherrill Cyr Canada	460,033	2.25%(2)
Frank Deacon Canada	552,900	2.70%(3)
Ralph Proceviat Canada	800,000	3.88%(4)
Darrel Taylor Canada	723,000	3.55%(5)
Officers and Directors, as a group (4 persons)	2,535,933	11.63%(6)

(1)

Based on 20,007,297 common shares issued and outstanding on January 23, 2004.

(2)

Includes 60,033 common shares, 50,000 share purchase warrants and 350,000 stock options exercisable within 60 days of January 23, 2004.

(3)

Includes 102,900 common shares, 100,000 share purchase warrants and 350,000 stock options exercisable within 60 days of January 23, 2004.

(4)

Includes 200,000 common shares, and 200,000 share purchase warrants and 400,000 stock options exercisable within 60 days of January 23, 2004.

(5)

Includes 373,000 common shares, and 350,000 stock options exercisable within 60 days of  January 23, 2004.

(6)

Includes 735,933 common shares, and 350,000 share purchase warrants and 1,450,000 stock options exercisable within 60 days of January 23, 2004.

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

The names and titles of the directors, executive officers and employees of the Company to whom outstanding stock options have been granted and the number of Shares subject to such stock options are set forth below as at January 23, 2004.  The exercise prices of the stock options are stated in Canadian dollars.

Name of Optionees	Options Granted	Exercise Price (Cdn $)	Expiry Date	Outstanding Options at December 31/03
Officers & Directors:

Sherrill Cyr	350,000	$0.10	Oct. 31, 2005	350,000
Frank Deacon	350,000	$0.10	Oct. 31, 2005	350,000
Ralph Proceviat	400,000	$0.10	Oct. 31, 2005	400,000

Darrel Taylor	350,000	$0.10	Oct. 31, 2005	350,000

Employees as a group:	450,000	$0.10	Oct. 31, 2005	450,000
			Total	1,900,000

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly-owned corporation, the majority of the Common Shares of which are owned by persons resident outside of the United States.  To the best of the Company’s knowledge, the Company is not directly owned or controlled by another corporation or by any foreign government.

There is 20,007,297 common shares issued and outstanding and as at December 12, 2003 (the record date set for the Company’s Annual General Meeting to be held January 27, 2004),  3,465,413  common shares were held by Cede & Co. and 12,879,426 common shares were held by CDS & Co.  Automatic Data Processing, Inc., Investor Communication Services advised that there were 321 beneficial holders in the United States as of December 12, 2003.

To the best of the Company’s knowledge, no shareholders beneficially own, directly or indirectly, more than 5% of the issued shares of the Company.  To the best knowledge of the Company, there are no voting arrangements with other shareholders of the Company.

B.

Related Party Transactions

Related Party Transactions

Except for the ownership of the Company’s securities and the compensation described herein, none of the directors or executive officers of the Company, holders of ten percent of the Company’s outstanding shares, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the last fiscal year ended July 31, 2003 or in any proposed transaction which may materially affect the Company.

None of the executive officers or directors of the Company are indebted to the Company or were indebted to the Company during the fiscal year ended July 31, 2003.  (See “Directors and Officers of Company” and “Compensation of Directors and Officers”.)

C.

Interests Of Experts And Counsel

Not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements

Attached to this annual report are consolidated financial statements audited by independent auditors and accompanied by an Auditors’ Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, consisting of the following:

•

Consolidated Balance Sheets as of July 31, 2003 and July 31, 2002;

•

Consolidated Statements of Operations and Deficit for the fiscal years ended July 31, 2003, 2002 and 2001;

•

Consolitated Statements of Cash Flows for the fiscal years ended July 31, 2003, 2002 and 2001; and

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

B.

Significant Changes

Subsequent to July 31, 2003, the following events have occurred:

Letter of Intent

On January 23, 2004, the Company entered into a letter of intent with Crates Thompson Capital, Inc. (“CTC”) and S&S Worldwide, Inc. (“S&S”), under which CTC has agreed to acquire certain assets and S&S has agreed to acquire all of the outstanding shares of Skycoaster, Inc. and Superstar Dragsters, Inc. on the following terms and conditions:

•

CTC and the Company will enter into an Asset Purchase Transaction whereby 100% of the Company’s $2.750 million loan obligation relating to a secured debenture will be assumed by CTC. In return, the Company will sell and relinquish 100% of its rights to receive future license, royalty and other fees associated with specific long term license agreements and contracts between Skycoaster and Superstar and their current customers.

•

S&S and the Company will enter into a Share Purchase Agreement and Revenue Share Agreement whereby with the sale of 100% of the common stock of Skycoaster and Superstar held by the Company, the Company will be entitled a percentage of gross profits arising from future sales, parts, service, training , license and royalty income. (see Item 5 Operating and Financial Review and Prospects, Outlook)

These transactions are subject to the approval of the Company’s shareholders and the secured lender, acceptance by the TSX Venture Exchange, due diligence examination by CTC and S&S, the execution of definitive agreements as well as customary closing conditions set out by both parties.

Stock Options Cancelled

On November 30, 2003, 300,000 stock options granted to Ralph Proceviat, exercisable at Cdn. $0.10 per share on or before December 31, 2005, were cancelled.

ITEM 9

THE OFFER AND LISTING

A.

The Offer

There is no offering of securities contemplated herein.

B.

Listing Details

Nature of Trading Market

The Company’s shares of common stock trade on the TSX Venture in Canada and are quoted on the OTCBB in the United States.

The following tables set forth the reported annual high and low market prices of the Company’s Common Shares on the designated exchanges for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and subsequent first quarter (c) for the last six months ending December 31, 2003.

Five Most Recent Fiscal Years

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2003	0.14	0.01	0.06	0.01
2002	0.07	0.01	0.04	0.01
2001	0.30	0.05	0.12	0.02
2000	0.75	0.11	0.55	0.06
1999	1.80	0.15	1.50	0.10

Quarterly Periods

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2004
Second Quarter Ended December 31, 2003	0.04	0.03	0.035	0.011
First Quarter Ended September 30, 2003	0.04	0.03	.015	0.011
2003
Fourth Quarter Ended June 30, 2003	0.04	0.03	0.04	0.011
Third Quarter Ended March 31, 2003	0.10	0.05	0.041	0.021
Second Quarter Ended December 31, 2002	0.14	0.01	0.06	0.01
First Quarter Ended September 30, 2002	0.05	0.02	0.02	0.005
2002
Fourth Quarter Ended June 30, 2002	0.07	0.01	0.03	0.015
Third Quarter Ended March 31, 2002	0.10	0.03	0.04	0.015
Second Quarter Ended December 31, 2001	0.06	0.03	0.28	0.010
First Quarter Ended September 30, 2001	0.07	0.03	0.04	0.026

Six Most Recent Months

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
December 2003	0.04	0.035	0.035	0.013
November 2003	0.04	0.03	0.011	0.011
October 2003	0.04	0.03	0.011	0.011
September 2003	0.04	0.03	0.015	0.011
August 2003	0.03	0.03	0.011	0.011
July 2003	0.04	0.03	0.04	0.011

The closing price of our common shares on January 23, 2004 was CDN$0.035 on TSX Venture and US$0.025 on the NASD OTCBB.

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

Subject to the provisions of the Company Act, Part 6 of the Articles governs the alteration of the Company’s share capital, including the alternation of rights and restrictions attached to issued and unissued shares.  Section 6.1 of the Articles permits the Company to alter its Memorandum by ordinary resolution to increase the authorized capital of the company by: (a) creating shares with par value or shares without par value, or both; (b) increasing the number of shares with par value or shares without par value, or both; or (c) increase par value of a class of shares with par value, if no share of that class are issued, but the Company cannot prejudice or interfere with the rights or special rights of issued shares unless it obtains from the holders of the affected class or series of share, as the case may be, consent by a separate resolution of requiring a majority of 75% of the votes cast in accordance with section 226 of the Company Act.

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

C.

Material Contracts

Satisfaction and Release Agreement

On January 23, 2003, the Company entered into a Satisfaction and Release Agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations thereunder through a combination of cash and common shares of the Company. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  Under the terms of the agreement, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.

Amendment to Loan Agreement

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

Letter of Intent

On January 23, 2004, the Company entered into a letter of intent with Crates Thompson Capital, Inc. (“CTC”) and S&S Worldwide, Inc. (“S&S”), under which CTC has agreed to acquire certain assets and S&S has agreed to acquire all of the outstanding shares of Skycoaster, Inc. and Superstar Dragsters, Inc. on the following terms and conditions:

•

CTC and the Company will enter into an Asset Purchase Transaction whereby 100% of the Company’s $2.750 million loan obligation relating to a secured debenture will be assumed by CTC. In return, the Company will sell and relinquish 100% of its rights to receive future license, royalty and other fees associated with specific long term license agreements and contracts between Skycoaster and Superstar and their current customers.

•

S&S and the Company will enter into a Share Purchase Agreement and Revenue Share Agreement whereby with the sale of 100% of the common stock of Skycoaster and Superstar held by the Company, the Company will be entitled a percentage of gross profits arising from future sales, parts, service, training , license and royalty income. (see Item 5 Operating and Financial Review and Prospects, Outlook)

These transactions are subject to the approval of the Company’s shareholders and the secured lender, acceptance by the TSX Venture Exchange, due diligence examination by CTC and S&S, the execution of definitive agreements as well as customary closing conditions set out by both parties.

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

Dispositions Of Common Shares

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of common stock of the Company is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  The capital gains net of losses included in income are 50%.    The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property”.  Shares of the common stock of the Company will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Company belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 month during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c)

the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

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

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  To the extent that distributions are made out of current or accumulated earnings and profits, preferential tax rates apply to such distributions to U.S. Holders that are individuals, estates or trusts.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder’s adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  (See more detailed discussion at “Disposition of Common Shares of the Company” below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the “dividends received deduction” allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company’s outstanding shares may be entitled to a 70% deduction of the “U.S. source” portion of dividends received from the Company (unless the Company qualifies as a “Foreign Personal Holding Company” or a “Passive Foreign Investment Company” as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company’s common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company’s common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company’s common shares.

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

The Company believes that it was not a PFIC for its fiscal year ended July 31, 2003.  However, there can be no assurance that the Company will not be considered a PFIC for the current or any future taxable year.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

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

Not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including our President and Treasurer, Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)).  Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

During the fourth fiscal quarter covered by this annual report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our Principal Executive Officer and Principal Financial Officer does not expect that our disclosure controls or internal controls will prevent all errors and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable assurance, not absolute assurance, that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered in relation to the costs.  Because of inherent limitation in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, with the Company has been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake.  Additional controls can be circumvented by the individual act of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based partly on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 16

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that Ralph Proceviat qualifies as an “audit committee financial expert” as defined by the rules of the SEC.  Mr. Proceviat is a current member of the Canadian Institute of Chartered Accountants and the British Columbia Institute of Chartered Accountants.  Mr. Proceviat earned his Chartered Accountant designation in 1979.  He graduated from the University of British Columbia, Canada with a Bachelor of Commerce, majoring in Accounting and Management Information Systems.  Mr. Proceviat does not qualify as an independent director under the criteria set forth in Rule 10A-3 and NASD Rule 4350(d) and 4200 related to independent directors serving on audit committees of Nasdaq National Market listing companies.

ITEM 16B

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of the Company’s code of ethics is posted on the Company’s website at www.thrilltime.com.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP (“KPMG”) has served as our independent auditors since July 31, 1997.  Upon recommendation of its Audit Committee, our Board of Directors has recommended that our shareholders approve the appointment of KPMG as our independent auditors for the fiscal year ending December 31, 2004.

Services and Fees of KPMG

The following table presents fees for services rendered by KPMG for fiscal 2003.

Description	Fees
	2003	2002
Audit fees	$33,411	$34,393
Audit-related fees	--	--
Tax	$10,364	$14,168
All other fees	--	--
Total	$43,775	48,561

The Audit Committee has determined that the provision by KPMG of non-audit services to the Company in fiscal 2003 is compatible with KPMG’s maintaining its independence.  The Audit Committee approved all of the tax services provided by KPMG in 2003.

KPMG has been approved by the Audit Committee to perform the following non-audit services during fiscal 2004: Periodic tax consultations and compliance services in various local, regional and national tax jurisdictions.

Audit Committee Preapproval Policy

Effective August 1, 2003, all services to be performed for the Company by KPMG must be preapproved by the Audit Committee or a designated member of the Audit Committee.  The Committee will annually review and preapprove the services that may be provided by the independent auditor without obtaining specific preapproval from the Committee. The Committee will revise the list of general preapproved services from time to time, based on subsequent determinations. The Committee does not delegate its responsibilities to preapprove services performed by the independent auditor to management.

AUDIT SERVICES

The annual Audit services engagement terms and fees will be subject to the specific preapproval of the Committee. The Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition to the annual Audit services engagement specifically approved by the Committee, the Committee may grant general preapproval for other Audit services, which are those services that only the independent auditor reasonably can provide.

AUDIT-RELATED SERVICES

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the independent auditor; provided that such services do not impair the independence of the auditor.

TAX SERVICES

The Committee believes that the independent auditor can provide certain Tax services to the Company, such as tax compliance, tax planning and tax advice, without impairing the auditor’s independence.  However, the Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

ALL OTHER SERVICES

The Committee may grant general preapproval to those permissible non-audit services classified as All Other services that it believes are routine and recurring services and would not impair the independence of the auditor.  In no event shall the Committee approve non-audit services prohibited by the SEC.

PREAPPROVAL FEE LEVELS

Preapproval fee levels for all services to be provided by the independent auditor will be established annually by the Committee. Any proposed services exceeding these levels will require specific preapproval by the Committee.

PROCEDURES

Requests or applications to provide services that require specific approval by the Committee will be submitted to the Committee by both the independent auditor and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC’s rules on auditor independence.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS

FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND

AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company’s equity securities.

PART III

ITEM 17

FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company as at July 31, 2003 and 2002 and for each of the years in the three year period ended July 31, 2003 have been reported on by KPMG LLP, Chartered Accountants. These financial statements have been prepared in accordance with Canadian GAAP.  Differences between Canadian GAAP and US GAAP are set forth in Note 17 to the financial statements.

Kpmg

KPMG  LLP

Chartered Accountants

Box 10426, 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Telefax      (604) 691-3031

www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of ThrillTime Entertainment International, Inc.

We have audited the consolidated balance sheets of ThrillTime Entertainment International, Inc. as at
July 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended July 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

October 22, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the Shareholders dated October 22, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

October 22, 2003

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at July 31, 2003

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$ 202,943	$ 265,729
Accounts receivable	378,055	396,830
Inventories (note 3)	188,083	172,732
Prepaid expenses	19,772	18,125
	788,853	853,416

Capital assets (note 4)	22,373	64,914

Other assets:
Deferred financing costs	25,000	72,206
Investment (note 5)	−	1
Patent rights (note 6)	−	1,005,160
	25,000	1,077,367

	$ 836,226	$ 1,995,697

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 366,385	$ 212,603
Income and other taxes payable	21,473	55,248
Current portion of long-term debt (note 7)	2,952,240	7,390,987
	3,340,098	7,658,838

Long-term debt (note 7)	−	2,567,938
	3,340,098	10,226,776

Shareholders’ deficiency:
Share capital (note 8):
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,905,999
Contributed surplus (note 8(b))	505,236	−
Shares held in treasury: 247,200 common shares	−	(1,003,235)
	8,306,359	6,902,764
Equity component of convertible debentures (note 7)	−	495,381
Deficit	(10,810,231)	(15,629,224)
	(2,503,872)	(8,231,079)
Continuing operations (note 1)
Commitments and contingencies (note 14)

	$ 836,226	$ 1,995,697

On behalf of the Board:

     “Ralph Proceviat”

Director

    “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Operations and Deficit

(Expressed in U.S. Dollars)

Years ended July 31, 2003, 2002 and 2001

	2003	2002	2001

Product sales	$ 963,749	$ 1,678,899	$ 2,950,306

Cost of sales	592,897	1,110,444	2,439,128

Gross margin (note 16)	370,852	568,455	511,178

Other revenue:
Royalty revenue	1,024,889	982,547	1,141,134
Other revenue	261,166	299,650	88,974
	1,656,907	1,850,652	1,741,286
Operating expenses:
General and administration	1,285,377	1,372,424	1,227,248
Marketing and selling	37,178	56,984	68,614
Research and development	11,210	9,053	1,661
	1,333,765	1,438,461	1,297,524

Operating income (loss) before interest expense, income taxes, amortization, and under noted	323,142	412,191	443,762

Interest expense net of interest income	513,792	676,054	657,795
Amortization of capital assets	44,318	103,326	117,003
Amortization of patent rights	1,005,160	1,664,946	1,664,947
Write-down of assets, legal and other costs (note 9)	1	331,000	876,495
Gain on settlement of convertible securities (note 7(a))	(6,116,246)	−	−
	(4,552,975)	2,775,326	3,316,240

Income (loss) before income taxes	4,876,117	(2,363,135)	(2,872,478)

Income tax expense (note 10)	(57,124)	(80,031)	(193,465)

Net income (loss) for the year	4,818,993	(2,443,166)	(3,065,943)

Deficit, beginning of year	(15,629,224)	(13,186,058)	(10,120,115)

Deficit, end of year	$ (10,810,231)	$ (15,629,224)	$ (13,186,058)

Earnings (loss) per share (note 8(e))	$ 0.26	$ (0.14)	$ (0.18)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

Years ended July 31, 2003, 2002 and 2001

	2003	2002	2001

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ 4,818,993	$ (2,443,165)	$ (3,065,943)
Items not involving cash:
Amortization of capital assets	44,318	103,326	117,003
Amortization of patent rights	1,005,160	1,664,946	1,664,947
Amortization of deferred financing costs	47,206	85,297	85,296
Amortization of deferred gain (note 7(a))	(62,697)	(150,475)	(150,474)
Gain on settlement of convertible securities (note 7(a))	(6,611,627)	−	−
Gain on disposal of Skycoaster® (note 4)	(175,000)	−	−
Loss on disposal of capital asset	6,173	−	−
Stock compensation	9,855	−	−
Non-cash interest on convertible securities	189,320	452,220	452,220
Write-down of inventory	−	331,000	676,496
Write-down of investment	1	−	199,999
Cash flows from (used in) operations	(232,917)	43,148	(20,456)
Change in non-cash operating working capital:
Accounts receivable	18,775	254,516	(115,390)
Inventories	(15,351)	190,194	(53,971)
Prepaid expenses	(1,647)	1,272	14,943
Accounts payable and accrued liabilities	153,782	(692,892)	404,697
Customers deposits	−	(25,000)	(1,382)
Income and other taxes payable	(33,775)	(36,487)	5,799
Cash flows from (used in) operating activities	(111,133)	(265,249)	234,240

Cash flows from (used in) financing activities:
Repayment of long-term debt	(184,562)	(557,153)	(667,070)
Issuance of common shares	65,859	−	−
Cash flows from (used in) financing activities	(118,703)	(557,153)	(667,070)

Cash flows from (used in) investing activities:
Capital assets	(7,950)	(3,853)	(2,946)
Proceeds on disposal of Skycoaster®	175,000		−
Cash flows from (used in) investing activities	167,050	(3,853)	(2,946)

Decrease in cash and cash equivalents	(62,786)	(826,255)	(435,776)

Cash and cash equivalents, beginning of year	265,729	1,091,984	1,527,760

Cash and cash equivalents, end of year	$ 202,943	$ 265,729	$ 1,091,984

Supplementary cash flow information (note 11)

See accompanying notes to the consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars)

Years ended July 31, 2003, 2002 and 2001

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2003, the Company had a working capital deficiency of $2,551,245, shareholders’ deficiency of $2,503,872, non-compliance with terms in certain debt instruments (note 7), negative cash flows from operating activities for 2003, and with income being generated in the current fiscal year primarily due to a gain on the settlement of convertible securities, and losses in each of the previous two fiscal years.  Operations to date have been primarily financed by long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 15.

(b) Cash and cash equivalents:
Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with a term to maturity of three months or less on acquisition.
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

(e) Deferred financing costs:

Deferred financing costs relate to the issuance of convertible securities during 1998 and the secured loan during fiscal 2000 (note 7). These costs are being amortized to interest expense over the terms of the respective debt instruments.

(f) Investments:

Investments in shares of companies where the Company does not have the ability to exercise significant influence over the operating, financing and investing activities of the investee are carried at cost, less a provision for other than temporary decline in value.

(g) Patent rights:

Patent rights acquired as a result of business acquisitions are amortized on a straight-line basis over their remaining useful life, which on acquisition, was estimated to be 5 years. Management reassesses the net recoverable amount of the patents on a periodic basis, based on the estimated undiscounted future net cash flows. An impairment charge is recognized to the extent that the carrying value exceeds its net recoverable amount.

(h) Stock based compensation:

Effective August 1, 2002, the Company adopted, on a prospective basis, the standard in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  The new standard requires the Company to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation.  Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensations.  Accordingly, no compensation cost has been recognized for such grants of options to employees and directors, as the exercise price is equal to the market price of the stock on the grant date.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and nonforfeitable at the grant date is measured and recognized at that date.

The Company issues shares and share options under its share-based compensation plans as described in note 8(c).  Any consideration paid by employees on exercise of the share options or purchase of shares is credited to share capital.

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

(j) Revenue recognition:

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

(k) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). The resulting changes in the net future income tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment or substantive enactment date. Future income tax assets are evaluated and if realization is not considered “more likely than not”, a valuation allowance is provided.

(l) Use of estimates:

Financial statements prepared in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, for accounts receivable, inventories, capital assets, investments, patent rights and other assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount.

(m) Earnings per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(n) Comparative figures:
Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.
3. Inventories:
	2003	2002

Top Eliminator:
Spare parts	$155,535	$142,916

Skycoaster:
Spare parts	32,548	29,816

	$188,083	$172,732

During the year ended July 31, 2002, the Company wrote-down Top Eliminator work-in-progress inventory by $331,000 (note 9) after an assessment of the carrying value of its inventory relative to the estimated net realizable value.

4. Capital assets:

			2003	2002
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value

Equipment	$132,483	$110,110	$22,373	$27,967
Skycoasters	112,089	112,089	−	36,947

	$244,572	$222,199	$22,373	$64,914

Cost of equipment as of July 31, 2002 was $168,518 and cost of Skycoasters as at July 31, 2002 was $542,911. Accumulated amortization at July 31, 2002 was $140,551 and $505,964, respectively.  During fiscal 2003 the Company sold one of the previously leased Skycoasters.

5. Investment:

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

As at July 31, 2000, the quoted market value of the Malibu shares was $0.22 per share. At November 10, 2000, the quoted market value of Malibu shares had declined to $0.045 per share. As a result of this and other factors, the Company recorded a provision for the other than temporary decline in value of the Malibu shares of $300,000 as at July 31, 2000.

As at July 31, 2001, the quoted market value of the Malibu shares was $0.02 per share. Accordingly, the Company recorded a provision for the other than temporary decline in value of the Malibu shares of $199,999 to $1 (note 9).

On January 21, 2002, Malibu announced that it would terminate the registration of its common shares under the Securities and Exchange Act of 1934 and to cause its common shares to cease to be traded on the OTC Bulletin Board on January 24, 2002.

As at July 31, 2003, Malibu had filed for bankruptcy and its assets were subsequently purchased by a third party during the fiscal 2003 year.  As a result the Company has written off the carrying value of the Malibu shares to nil (note 9).

6. Patent rights:
The continuity of patents rights is as follows:

	Cost of patent rights acquired during fiscal 1998	$12,024,599
	Purchase price adjustments	(1,294,522)
	Amortization	(3,989,680)
	Write-down during fiscal 1999	(2,405,344)

	Balance at July 31, 2000	4,335,053
	Amortization	(1,664,947)

	Balance at July 31, 2001	2,670,106
	Amortization	(1,664,946)

	Balance at July 31, 2002	1,005,160
	Amortization	(1,005,160)

	Balance at July 31, 2003	$−

7. Long-term debt:
	2003	2002
Convertible securities which are unsecured, bear interest at 6% per annum and are convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381 (note 7(a))	$−	$5,500,000
Accretion of implicit interest in convertible securities	−	455,439
6% implicit interest on convertible securities	−	979,368
Less $60,000 of convertible securities, plus accrued interest, converted into common shares	−	(55,381)
	−	6,879,426

Deferred gain on modification of convertible securities, net of amortization of $476,502 (note 7(a))	−	62,697
Note payable bearing interest at 5% per annum (note 7(a))	60,000	−

Amount due for settlement agreement (note 7(b))	235,573	360,135

Non-convertible secured loan bearing interest at 10.5% per annum (note 8(c))	2,656,667	2,656,667
	2,952,240	9,958,925

Less current portion of long-term debt	(2,952,240)	(7,390,987)

	$−	$2,567,938
(a) Convertible securities:

During fiscal 1998, the Company issued convertible securities for $6,000,000 which were convertible into common shares of the Company at a conversion price of the lesser of $2.50 per share or 85% of the quoted market price of the Company’s common shares until June 30, 2001. The securities bore interest at 6% per annum and were unsecured. At the Company’s option, any time before the holders elected to convert their convertible securities into common shares, the Company could repay the convertible securities for cash at 120% of the face value of the convertible securities, if the quoted market price of the Company’s common shares was less than $3.00 per share, and at 130% of the face value of the convertible securities, if the quoted market price of the Company’s common shares was greater than $3.00 per share. The convertible securities were split between long-term debt and equity components for accounting purposes at issuance.

During fiscal 1999, $60,000 of convertible securities, plus accrued interest of $927, were converted into 165,159 common shares of the Company.

During fiscal 2000, certain terms of the convertible securities were amended. The balance of outstanding convertible securities of $5,940,000 were then convertible into common shares of the Company at a fixed conversion price of $1.11 per share until December 31, 2002, when, subject to certain defined events not occurring, any remaining amounts owing would automatically be converted into common shares at the fixed conversion rate of $1.11 per share.

Interest on the convertible securities accrued until the convertible securities were converted or repaid. Interest on the convertible securities could be paid by way of cash or additional common shares of the Company at the option of the Company. As part of the amendment agreement, accrued interest payable to November 1, 1999 of $476,502 was waived. This gain was deferred and amortized to operations as a reduction of interest expense over the remaining term of the renegotiated debt.

Under the terms of the amendment agreement, the Company filed a Registration Statement with the U.S. Securities and Exchange Commission to register the 5,351,352 common shares issuable upon the conversion of the convertible securities. The Registration Statement became effective on April 28, 2000. The convertible securities were incrementally convertible on a monthly basis with certain restrictions regarding the amount and timing of conversions, until fully converted. The holder of the convertible securities agreed to restrictions as to the number of shares that could be sold as well as the timing of such sales.

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

On December 31, 2002, the convertible securities were not converted.  On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of the Company’s obligations through a combination of cash and common shares of the Company.  The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744 common shares, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,247).  At the time of the settlement, the potential 26.68% holdings of the Debenture holder was reduced to 3.7% of the 20,007,297 outstanding common shares.

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.  $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest is to be paid in four monthly installments commencing July 31, 2003.

The Company did not meet its payment obligations and the promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

The effect of the settlement as at January 23, 2003 is as follows:
Convertible debenture plus accrued interest, including equity component of $495,381, prior to discharge	$7,564,127
Less consideration paid to Debenture Holder:
Cash	(60,000)
Note payable	(60,000)
Common shares converted and issued – 750,000 at US $1.11	(832,500)
Equity component of debenture	(495,381)
	(1,447,881)
Gain on settlement of convertible securities	$6,116,246

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

On August 1, 2001, the Company paid $200,000 to the third party and on June 28, 2002 renegotiated the remaining $250,000 that was due on or before March 31, 2002. The Company agreed to pay the principal sum of $260,135, which included legal fees, bearing interest at the rate of 8.5%, amortized over a period of twenty-four months, in equal monthly payments of $11,825 beginning August 1, 2002. The Company granted to the third party security interest in ten Top Eliminator dragsters (individual vehicles). In addition to the $260,135, as part of the settlement, $100,000 is due and payable August 1, 2003 which the Company was unable to pay.

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

As at July 31, 2003 the Company was in default on the February and May principal repayments totaling $386,999 and therefore the loan is now due on demand.  Accordingly, the entire balance of the promissory note has been classified as current.  Subsequent to year end the February payment was made in full.

8. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:
	Number of shares	Amount

Balance at July 31, 2000, 2001 and 2002	17,504,497	$7,905,999

Issued for cash:
Private placement	2,000,000	65,859
Issued pursuant to discharge of convertible securities (note 7(a))	750,000	832,500
Treasury shares cancelled	(247,200)	(1,003,235)

Balance at July 31, 2003	20,007,297	$7,801,123

During the year, the Company cancelled 247,200 shares held in treasury with a stated value of $1,003.235.

As a result of the discharge of the convertible debenture (note 7(a)), the Company recognized an increase in contributed surplus of $495,831 which represents a settlement of the equity component of  the debenture at an assigned value of $nil.

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

The continuity of stock options for fiscal 2003 is as follows:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2002	Granted	Exercised	Cancelled	2003

10/28/02	Cdn. $0.24	30,000	–	–	(30,000)
11/03/02	Cdn. $0.24	400,000	–	–	(400,000)
12/31/03	Cdn. $0.16	300,000	–	–	(300,000)
11/25/05	Cdn. $0.10		2,075,000		(175,000)	1,900,000
12/31/05	Cdn. $0.16	300,000		–	–	300,000
		1,030,000	2,075,000	–	(905,000)	2,200,000
Weighted average exercise prices (Cdn. $)		$0.19	$0.10	$–	$(0.20)	$0.11
Number of options exercisable						2,100,000

The summary continuity of stock options for fiscal 2002 is as follows:

	July 31,			Expired or	July 31,
	2001	Granted	Exercised	Cancelled	2002

	1,235,000	300,000	–	(505,000)	1,030,000
Weighted average exercise prices (Cdn. $)	$0.60	$0.16	$–	$(1.15)	$0.19

The summary continuity of stock options for fiscal 2001 is as follows:

	July 31,			Expired or	July 31,
	2000	Granted	Exercised	Cancelled	2001

	1,390,000	300,000	–	(455,000)	1,235,000
Weighted average exercise prices (Cdn. $)	$0.68	$0.16	$–	$(0.58)	$0.60

As outlined in note 1(h), the Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employees’ stock-based compensation.  As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.

If compensation costs for the Company’s employee stock options issued in 2003 had been determined using the fair value method of accounting for stock-based compensation, for the year ended July 31, 2003, the Company’s net income would have decreased by $135,682 to $4,683,311 and by $0.01 per share to $0.25 per share.

Options issued in 2003 had a weighted fair value of Cdn. $0.10 per share.  The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Expected life	2.94
Expected dividend	Nil
Expected volatility	269%
Risk-free interest rate	10.5%

(d) Share purchase warrants:
Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2002	Warrants Issued	2003

01/20/04	Cdn. $0.10	-	2,000,000	Cdn. $200,000

On January 20, 2003, the Company completed a private placement for 2,000,000 shares.  Each share includes one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2004.  All securities issued in connection with this transaction are subject to a one-year hold period and cannot be sold or transferred until January 20, 2004.

There were no share purchase warrants outstanding for fiscal 2002 and 2001.

(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 18,679,000 (2002 – 17,257,297; 2001 – 17,257,297). Diluted loss per share does not differ from basic loss per share as all potential common shares are anti-dilutive.

9. Write-down of assets, legal and other costs:
The Company incurred the following costs in connection with restructuring various agreements and assessing the carrying value of its assets:

			2003	2002	2001

Write-down of Top Eliminator inventory			$−	$331,000	$676,496
Write-down of investment in Malibu			1	−	199,999
			$1	$331,000	$876,495
10. Income taxes:
The income tax rate for the years ended July 31, 2003, 2002 and 2001 varied from the basic federal and British Columbia provincial income tax rate as follows:

			2003	2002	2001

Basic rate			38.4%	(39.4)%	(45.6)%

Tax benefits of losses not recognized			1.4%	11.37%	7.7%
Foreign taxes differing from basic rate			-	.48%	13.4%
Gain on settlement of convertible securities not taxable			47.5%	–	−
Withholding taxes on inter-corporate interest			.50%	.45%	2.4%
Amortization of patent rights not tax deductible			7.22%	25.46%	26.4%
Other			(.01%)	3.64%	(1.3)%

Effective rate			0.01%	2.0%	3.0%

Income tax expense comprises the following:
United States federal and state income taxes			$3,146	$49,991	80,641
Withholding taxes			53,978	30,040	112,824
			$57,124	$80,031	$193,465

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	2003	2002
Future income tax assets
Tax loss carry forwards	$331,878	$916,314
Research and development and other	-	132,473
Unpaid interest	110,975	103,694
Capital assets	171,503	206,822
Patent rights	-	147,664
Total gross future income tax assets	614,356	1,506,967
less: valuation allowance	(612,396)	(1,488,737)
Total future income tax assets	$1,960	$18,230
Total future income tax liability	$(1,960)	$(18,230)
	$-	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

At July 31, 2003, the Company has non-capital losses carried forward for tax purposes totaling approximately $962,000 which are available to reduce taxable income of future years in the amount of $194,000 in Canada and $768,000 in the United States. The losses in Canada expire commencing in 2010 and in the United States commencing in 2018 through 2022.

11. Supplementary cash flow information:
Supplementary non-cash operating, financing and investing activities are as follows:

	2003	2002	2001
Financing activities:
Share issued on settlement of convertible securities	$832,500	$-	$−
Interest paid	228,380	295,067	361,547
Income taxes paid	54,608	59,818	85,898

12. Financial instruments:
(a) Fair value:

As at July 31, 2003 and 2002, the carrying amounts of the Company’s current financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The Company’s long-term debt approximates the fair value due to the immediate maturity of the financial instrument (2002 - $9,896,228).

(b) Concentration of credit risk:

One customer representing the sale of an amusement ride accounted for 22% of all product sales for the year ended July 31, 2003 (2002 – two customers accounted for 46%; 2001 – four customer accounted for 72%). As at July 31, 2003, the customer was not indebted to the Company but in the previous two years accounts receivable from them represented the following percentage of total assets (2002 – 1%; 2001 – 8%). Management utilizes established credit policies to mitigate this risk.

13. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location is as follows:

	Outside U.S.	U.S.	Total
2003:
Revenues including interest income	$227,663	$2,022,856	$2,250,519
Income for the year	4,796,274	22,719	4,818,993
Identifiable assets	49,289	786,937	836,226

2002:
Revenues including interest income	$239,528	$2,737,529	$2,977,057
Loss for the year	(1,148,877)	(1,294,289)	(2,443,166)
Identifiable assets	101,298	1,894,399	1,995,697

2001:
Revenues including interest income	$318,922	$3,921,215	$4,240,137
Loss for the year	(1,134,110)	(1,931,833)	(3,065,943)
Identifiable assets	193,310	5,255,340	5,448,650

14. Commitments and contingencies:
In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments:
(a) The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2004	$45,342
2005	32,636
2006	4,020
2007	3,783
2008	946
$86,727

(b)

Due to the nature of the Company's business, and the potential personal injury lawsuits and claims against the park operators and the Company as a manufacturer, the Company carries general liability insurance, which provides coverage of up to a general aggregate limit of $1 million (2002 - $5 million) per loss occurrence with a self-insured retention of $25,000 (2002 - $25,000).  Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about such matters, the Company's estimates of the outcome of such matters and its experience in contesting, litigating and settling similar matters.  However, should the claim be settled for amounts in excess of the established reserves, such costs will be charged to operations as incurred.  None of the actions known to management are believed to involve amounts that would be material to the Company's consolidated financial position, operations, or liquidity.

15. Differences between Canadian and United States generally accepted accounting principles:
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following:
(a) Presentation of gross margin and operating income (loss):

Under U.S. GAAP, the inventory write-down of $nil (2002 - $331,000, 2001 – $676,496) would be included in cost of sales and the amortization of capital assets of $44,318 (2002 - $103,326, 2001 - $117,003), amortization of patent rights of $1,005,160 (2002 - $1,664,946, 2001 - $1,664,947), the write-down of other assets, legal and other costs of $1 (2001 - nil, 2001 - $199,999) would be included in operating expenses. The negative gross margin under U.S. GAAP in 2001 is due to the significant cost of sales which includes a write-down of $676,496 of Top Eliminator inventory which has no comparable revenue in 2001. These differences are summarized as follows:

	2003	2002	2001

Gross margin under Canadian GAAP	$370,852	$568,455	$511,178
Write-down of Top Eliminator inventory	-	(331,000)	(676,496)

Gross margin under U.S. GAAP	$370,852	$237,455	$(165,318)

	2003	2002	2001

Operating income (loss) under Canadian GAAP	$323,142	$412,191	$443,762
Amortization of capital assets	(44,318)	(103,326)	(117,003)
Amortization of patent rights	(1,005,160)	(1,664,946)	(1,664,947)
Write-down of other assets, legal and other costs	1	-	(199,999)

Operating income (loss) under U.S. GAAP	$(726,335)	$(1,356,081)	$(1,538,187)

(b) Impairment of long-lived assets:

Under U.S. GAAP, the $2,405,344 write-down of patent rights in 1999 (note 6) would have been calculated using discounted estimated future cash flows. Under such calculation methods, using a discount rate of 10%, an additional provision of $1,245,202 would have been recorded. In fiscal 2000 and future years, this difference will reduce amortization of patent rights for U.S. GAAP purposes.

(c) Convertible securities:

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance. Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity. Under U.S. GAAP, the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital. The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return. The beneficial conversion option on the convertible debt described in note 7(a) at the date of its issuance was $975,000. The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities as at January 23, 2003 (note 7(a)), under U.S. GAAP, convertible securities in long-term debt as at July 31, 2003 would be $nil (2002 - $5,940,000), equity component of convertible debentures as at July 31, 2003 would be $nil (2002 - $975,000), the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9,000, interest expense for the year ended July 31, 2003 would decrease by $48,941 (2002 - $95,820, 2001 - $95,820), the contributed surplus from the discharge component of the convertible securities for the year ended July 31, 2003 would increase by $479,619 (2002 - $nil)  and deficit at July 31, 2003 would increase by $479,619 (2002 - $528,561).

Differences affecting the Company’s financial statements are summarized as follows:

	2003	2002	2001

Income (loss) for the year under Canadian GAAP	$4,818,993	$(2,443,166)	$(3,065,943)
Reduction in amortization of patent rights (b)	208,604	345,533	345,533
Interest expense adjustments for equity component of convertible securities (c)	48,941	95,820	95,820

Income (loss) for the year under U.S. GAAP	$5,076,538	$(2,001,813)	$(2,624,590)

Earnings (loss) per share under U.S. GAAP	$0.27	$(0.15)	$(0.09)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP

2003
Issued share capital	$7,801,123	$9,000	$7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of the year	(15,629,224)	(737,164)	(16,366,388)

Income for the year	4,818,993	48,941	5,076,538
		208,604

Deficit end of year	(10,810,231)	(479,619)	(11,289,850)

Shareholders’ deficiency	$(2,503,872)	$9,000	$(2,494,872)

2002
Issued share capital	$7,905,999	$9,000	$7,914,999
Shares held in treasury	(1,003,235)	-	(1,003,235)
	6,902,764	9,000	6,911,764

Equity component of convertible securities	495,381	479,619	975,000

Deficit beginning of the year	(13,186,058)	(1,178,517)	(14,364,575)

Income (loss) for the year	(2,443,166)	95,820	(2,001,813)
		345,533

Deficit end of year	(15,629,224)	(737,164)	(16,366,888)

Shareholders’ deficiency	$(8,231,079)	$(248,545)	$(8,479,624)

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

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

By:  “Ralph Proceviat”

Ralph Proceviat, President

Date:  January 29, 2004

Executed at Burnaby,

British Columbia, Canada

INDEX TO FINANCIAL STATEMENTS

Cover Page

F-1

Auditors’ Report to the Shareholders

F-2

Comments by Auditors for US Readers on Canada-US Reporting Difference

F-2

Consolidated Balance Sheets as at July 31, 2003 and 2002

F-4

Consolidated Statements of Operations and Deficit for each of the three years ended

July 31, 2003, 2002 and 2001

F-5

Consolidated Statements of Cash Flows for each of the three years ended July 31, 2003, 2002 and 2001

F-6

Notes to Consolidated Financial Statements for each of the three years ended

July 31, 2003, 2002 and 20010

F-7

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page
1.1 (1)	Memorandum and Articles of Association of Newera, as amended
1.2 (4)	Memorandum of Company, as amended by change of name from Newera to ThrillTime effective August 12, 1997
1.3 (4)	Articles of Association of Company, as amended effective July 28, 1998
2.1 (4)	Form of 6% Convertible Debenture Offshore Purchase Agreement, dated June 30, 1998
2.2 (4)	Registration Rights Agreement, dated June 30, 1998, among the Company, Atlantis Capital Ltd., Advantage Bermuda Ltd. and Dominion Capital Ltd.
2.3 (4)	Form of Non-Transferable Share Purchase Warrant, dated June 30, 1998
2.4 (4)	Form of 6% Convertible Debenture, dated June 30, 1998
3.1 (2) (3)	“Top E” Manufacturer/User Agreement, dated November 17, 1995, between Superstar and Kentucky Kingdom, Inc.
3.2 (2) (3)	“Top E” Purchase and License Agreement, dated January 19, 1996, between Superstar and Lagoon Corporation Inc.
3.3 (2) (3)	Master Purchase and License Agreement, dated December 12, 1996, among Newera, Superstar and Mountasia Entertainment International, Inc.
3.5 (2) (3)	Snowmobile Racing Ride Contract/Agreement, dated December 4, 1996, among Newera, S & S Original Amusements, Inc. and Sandy Checketts
3.6 (1)	Assignment Agreement, dated December 15, 1994 between Newera and Superstar
3.7 (1)	Form of Director’s Incentive Stock Option Agreement
3.8 (1)	Form of Employee Incentive Stock Option Agreement
3.9 (1)	Employment Agreement, dated May 9, 1997, between Newera and Alvin D. Bissett
3.10 (1)	Form of Warrants for Purchase of Common Shares
3.11 (1)	Lease of Office Space, dated February 19, 1997, between Newera and Metropolitan Life Insurance Company, as amended April 1, 1997

Exhibit Number	Description	Sequentially Numbered Page
3.12 (4)	Second Amended and Restated Letter Agreement, dated June 16, 1998, among the Company, Sky Fun 1, Inc., Skycoaster, and William J. Kitchen
3.13 (4)	Term Sheet, dated July 3, 1998, between Skycoaster and William J. Kitchen
3.14 (4)	Form of Top E® Purchase and License Agreement
3.15 (4)	Letter Agreement, dated September 24, 1997, between Superstar and Malibu Entertainment Worldwide, Inc.
3.16 (4)	Warrant for purchase of 1,000,000 Common Shares held by Malibu Entertainment Worldwide, Inc.
3.17 (4)	Form of Skycoaster® Purchase and License Agreement
3.18 (4)	Stock Option Plan
3.19 (4)	Form of Incentive Stock Option Agreement pursuant to Stock Option Plan
3.20 (4)	Consulting Agreement, dated November 13, 1998, between the Company and Alvin Bissett
3.21 (4)	Employment Agreement, dated September 24, 1998, between the Company and Frank L. Harper
3.22 (4)	Sales Representative Agreement, dated December 16, 1998, between the Company and Trevor Quinn.
3.23 (5)	Sales Representative Agreement, dated December 14, 1998, between the Company and Ride Entertainment Systems, Inc.
3.24 (5)	Sales Representative Agreement, dated July 14, 1999, between the Company and Ride Entertainment Systems, Inc.
3.25 (5)	Loan Agreement, dated November 5, 1999, between the Company and Fitraco, N.V.
3.26 (5)	Settlement Agreement, dated December 21, 1999, between the Company, Superstar and Malibu
3.27 (5)	Memorandum of Understanding, dated August 17 and November 2, 1999, between the Company and William J. Kitchen
3.28 (5)	Settlement Agreement, dated August 20, 1999, between the Company, Superstar, Castles N’ Coasters, George Brimhall, et al.

Exhibit Number	Description	Sequentially Numbered Page
3.29 (5)	Skycoaster, Inc. 401(k) Profit Sharing Plan and Trust, effective August 1, 1999
3.30 (5)	Debenture Amendment Agreement, dated November 1, 1999, between the Company and Park, LLC
3.31(6)	Employment Agreement, dated August 29, 2000, between the Company and Charles L. “Bo” Moody
3.32(7)	Employment Agreement, dated November 8, 2001 between the Company and Ralph F. Proceviat
3.33(8)	Satisfaction and Release Agreement, dated December 20, 2002 between the Company and Park LLC
3.34(8)	Amendment to Loan Agreement dated March 13, 2002 between the Company and Fitraco N.V.
3.35(8)	Addendum to Settlement Agreement, dated June 28, 2002 between the Company and Castles “n Coasters
12.1	Certifications of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(a)
12.2	Section 906 of the Sarbanes-Oxley Act of 2002 Certifications of Principal Executive Officer and Principal Financial Officer

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

(8)

Previously filed with the Securities and Exchange Commission as an exhibit to the Form 20-F filed on January 29, 2003.

Exhibit 99.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ThrillTime Entertainment International, Inc. (the “Company”) on Form 20-F for the period ended July 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ralph Proceviat, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Ralph Proceviat”

Chief Executive Officer and Chief Financial Officer

January 29, 2004