Form 20-F
period 2004-07-31
THRILLTIME ENTERTAINMENT INTERNATIONAL INC
filed 2004-12-27
CIK 1040368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐

Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2004

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

20,007,297 Common Shares outstanding as of July 31, 2004

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

Except for statements of historical fact, certain information contained herein constitute “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following:

-	Our ability to continue as a going concern will depend on our ability to sell certain of our assets, to restructure our existing debt and/or to raise additional financing.
-	We have defaulted on certain of our debt obligations in excess of $2.6 million, and we currently do not have the ability to satisfy such obligations;
-	We granted security interests in our assets to certain of our creditors, who may foreclose on our assets if we are unable to restructure our debt or obtain additional financing;
-	We have a history of losses and declining revenues;
-

We market only two products, the Top E® and Skycoaster® attractions, and we did not install any attractions during the fiscal year ended July 31, 2004 and currently do not have any orders to install attractions in fiscal 2005;

-	Our business is seasonal and our results of operations will fluctuate due to weather conditions, economic conditions, amusement park attendance and other factors, many of which are beyond our control;
-

There are a limited number of potential customers and amusement parks for our products, and our rides have been installed in some locations for a number of years and may be unable to compete effectively against newer rides;

-	We no longer maintain liability insurance and are subject to liability in the event our products prove defective; and
-	Other factors affecting our business are described in the section under Item 3 “Key Information – Risk Factors”.

Forward-looking statements are based on management’s beliefs, opinions and expectations at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.  You should not place undue reliance on forward looking statements.

FINANCIAL INFORMATION

Except where otherwise indicated, all financial information disclosed in this Annual Report is presented in United States dollars and prepared in accordance with Canadian generally accepted accounting principles.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected financial data regarding the our consolidated operating results and financial position.  The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  For a reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see note 14 to the Consolidated Financial Statements as at July 31, 2004 and 2003 and for the years ended July 31, 2004, 2003, and 2002.  The financial data as at July 31, 2002, 2001, and 2000 and for the years ended July 31, 2001 and 2000 have been derived from our audited consolidated financial statements not included in this Annual Report.  The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report.  The selected financial data is expressed in United States dollars.

	Fiscal year Ended July 31
	2004	2003	2002	2001	2000

Revenue (1)
Product Sales	$683,725	$963,749	$1,678,899	$ 2,950,306	$ 2,236,342
Cost of Sales	426,236	592,897	l,110,444	2,439,128	1,482,853
Gross Margin	257,489	370,852	568,455	511,178	753,489
Other Revenue
Royalty Revenue	1,007,774	1,024,889	982,547	1,141,134	1,287,413
Other Revenue	51,848	261,166	299,650	88,974	605,331
	1,317,111	1,656,907	1,850,652	1,741,286	2,646,233

Expenses (2)
Canadian GAAP	1,381,927	2,897,035	3,882,788	3,737,269	4,114,485
US GAAP	1,381,927	2,639,490	3,441,435	3,295,916	3,657,385
Asset write-downs and other costs
Canadian GAAP	-	1	331,000	876,495	300,000
US GAAP	-	1	331,000	876,495	300,000
Income (Loss)
Canadian GAAP	(65,508)	4,818,993 (3)	(2,443,166)	(3,065,943)	(2,012,612)
US GAAP	(65,508)	5,076,538 (3)	(2,001,813)	(2,624,590)	(1,555,512)
Income (Loss) per Share
Canadian GAAP	($0.003)	$0.26	($0.14)	($0.18)	($0.11)
US GAAP	($0.003)	$0.27	($0.11)	($0.15)	($0.09)

(1)	Certain of the comparative figures were reclassified to conform with the presentation for the current year
(2)	Includes operating expenses, interest expense net of interest income and amortization of capital assets, and amortization of patent rights
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

	As at July 31
	2004	2003	2002	2001	2000

Working Capital (Deficiency) (1)	$(2,441,123)	$(2,551,245)	$(6,792,422)	$ 226,026	$ 2,117,662
Total Assets
Canadian GAAP	730,603	839,226	1,995,697	5,448,650	8,470,803
US GAAP	730,603	829,226	1,787,094	4,894,514	7,571,134
Long-term Obligations
Canadian GAAP	150,463	-	2,567,938	9,005,936	9,895,928
US GAAP	150,463	-	2,567,938	9,141,698	10,127,510
Total Liabilities
Canadian GAAP (2)	3,299,983	3,340,098	10,226,776	11,236,563	11,192,773
US GAAP (2)	3,299,983	3,340,098	10,266,718	11,372,325	11,424,355
Shareholders’ Equity (Deficiency)
Canadian GAAP	(2,569,380)	(2,503,872)	(8,231,079)	(5,787,913)	(2,721,970)
US GAAP	(2,560,380)	(2,494,872)	(8,479,624)	(6,477,811)	(3,853,221)
Outstanding Number of Shares	20,007,297	20,007,297	17,504,497	17,504,497	17,504,497
Dividends Declared	Nil	Nil	Nil	Nil	Nil

(1)	Current Assets less Current Liabilities. Includes the full amount of the Convertible Debenture as a current liability in 2003.
(2)

On December 20, 2002, the we entered into a Settlement and Release Agreement related to the settlement of a convertible debenture with a value prior to discharge on January 23, 2003 of $7,564,127 (including accrued interest and an equity component of $495,381) for $60,000 in cash, a promissory note in the principal amount of $60,000 and the issuance of 750,000 shares of common stock.  See “Liquidity and Capital Resources,” below.  We recognized a gain on the settlement of $6,116,246.

Currency and Exchange Rates

Our consolidated financial statements are denominated in United States dollars.

	Canadian Dollars Per United States Dollar
	Fiscal Year Ended July 31
	2004	2003	2002	2001	2000
End of period	1.3296	1.4074	1.5845	1.5310	1.4880
Average for the period	1.3388	1.4384	1.5036	1.4712	1.4711
High for the period	1.4100	1.5963	1.6128	1.5788	1.5085
Low for the period	1.2690	1.3348	1.5036	1.4720	1.4350

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar for each of the last six (6) months.

	November 2004	October 2004	September 2004	August 2004	July 2004	June 2004
High for the month	1.2263	1.2726	1.3071	1.3323	1.3082	1.3772
Low for the month	1.1775	1.2194	1.2648	1.2964	1.3353	1.3407

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on December 20, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.813 (US$1.00 = Cdn $1.2297).  Unless otherwise indicated, in this annual report on Form 20-F (the “Annual Report” or “Form 20-F”) all references are to United States Dollars.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The terms “Company”, “we,” “our” and “us” refer to the ThrillTime Entertainment International, Inc. (ThrillTime) and its subsidiaries.  Our securities are highly speculative.  To date, we have had only limited revenues.  A prospective investor or other person reviewing our business should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment.  All our development, acquisition and operating costs have been funded through equity, debt, and, through product sales.  Certain risks are associated with our business, including the following:

We are in default on obligations in excess of $2.6 million, subjecting our assets to foreclosure

We have defaulted on payments totaling approximately $1.8 million, as of December 20, 2004, due under a 10.5% non-convertible secured loan.  The loan is secured by the shares of Skycoaster, Inc., and its assets including patents and trademarks and related recurring royalty stream generated from license agreements.  We currently do not have the funds to satisfy this obligation.  If we cannot successfully renegotiate the terms of the loan or make alternative arrangements to satisfy the obligations, the lender may foreclose on our assets.  Due to the default status of this loan, this debt instrument has been classified as a current liability, increasing our working capital deficiency.

We defaulted under our obligation to make a lump sum payment in the amount of $100,000 on August 1, 2003 in connection with a Top E® settlement agreement.  In May 2004 we negotiated an amendment to the payment schedule whereby commencing June 1, 2004, the monthly payments to retire the full amount outstanding at that time of $202,600 was decreased to $4,995 from $11,825.  The unpaid amount bears interest at 8.5% per annum and is payable over a period of forty-eight months.  We granted the third party a security interest in ten Top Eliminator® dragsters and an option to purchase two Skycoasters® at cost and royalty free until the debt is fully retired.  We may not be able to pay the monthly payments as they become due.

We defaulted on our obligation to make four monthly payments in the amount of $15,000 plus interest in July, August, September, and October 2003, under the terms of a $60,000 promissory note.  The promissory note is due on demand and bears interest at 18% per annum until the entire amount is paid in full.  We currently do not have the funds to satisfy this obligation and are attempting to restructure this obligation.

As of December 20, 2004, our debt excluding accounts payable and accrued liabilities and interest consisted of:

Non-convertible secured loan bearing interest at 10.5% per annum	$2,465,697
Note payable bearing interest at 18% per annum (5% in 2003)	60,000
Amount due for settlement agreement	195,515
$2,721,212

We cannot assure you that we will be able to restructure these obligations on more favorable terms, if at all, or to raise additional financing.  Certain of our debt is secured by our assets and the lenders may elect to foreclose on our assets or we may elect to sell some or all of our assets to meet our obligations.  We cannot assure you that the proceeds from the sale of our assets will be greater than our outstanding debt obligations.  We may be unable to continue as a going concern.

We have a history of operational losses

As of July 31, 2004, we had an accumulated deficit of $10,875,739.  We have a history of losses including losses of $65,508 during our fiscal year ended July 31, 2004 and $2,443,166 during our fiscal year ended July 31, 2002.  We would have recognized a loss during our fiscal year ended July 31, 2003, absent a $6,116,246 gain on a settlement of a convertible debenture, which resulted in net income of $4,818,993.  We are currently using cash of approximately $100,000 per month for general operating and interest expenses, and anticipate that we will incur losses in our fiscal year ending July 31, 2005.  We cannot assure you that we will be able to generate sufficient sales in the future to attain any appreciable level of profits.

We may be unable to continue as a going concern

The auditors’ report on our consolidated financial statements includes comments for U.S. readers on Canada-U.S. reporting difference and Note 1 to our consolidated financial statements outlines factors that cast substantial doubt on our ability to continue as a going concern.  We had a working capital deficiency of $2,441,123 at July 31, 2004, a shareholders’ deficiency of $2,569,380, were non-compliant with terms in certain debt instruments, and generated a loss in the current fiscal year.  We had $170,213 in cash and cash equivalents as of July 31, 2004.  Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions.  We do not anticipate that cash flow from operations will be sufficient to meet our obligations as they become due.  Issuing shares to eliminate or reduce our outstanding debt is expected to cause substantial dilution to our existing shareholders.  We will likely be required to sell some or all of our assets, including our subsidiaries, to continue as a going concern.  As a result, our future operations are dependent upon completing the sale of our subsidiary companies to resolve our debt obligations, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that we will be successful in raising additional cash to finance operations, successfully negotiate the sales of our subsidiary companies, or that the continued support of lenders will be available. If not, we will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

Our overall revenues have experienced a decline

Revenue from product sales declined from $1,678,889 in the fiscal year ended July 31, 2002, to $963,749 in fiscal 2003, to $683,725 in fiscal 2004.  Revenue from royalties was $982,547 in the fiscal year ended July 31, 2002, $1,024,889 in fiscal 2003, and $1,007,774 in fiscal 2004.  During the fiscal year ended July 31, 2004, we did not install any new attractions, and we do not have any orders for new attractions for the fiscal year ending July 31, 2005.  We have experienced an overall decline in revenues during the last five fiscal years, and this decline is expected to continue for the foreseeable future.  Recent declines in revenue resulted from weak general economic conditions, a decline in tourism, the age of our attractions and our lack of a marketing budget.  We have no control over many of the factors that affect the sales of our products or demand for our rides.

Our rides are value added rides and must compete with other amusement park rides that are included in the price of admission

Our Top E® and Skycoaster® attractions must compete with other amusement rides for market acceptance and for the capital investment funds available at each amusement park.  Our attractions are sold and licensed as an added value ride so that a park customer must pay for each ride in addition to any park entrance fee.  While the park provides a showcase for the Top E® and Skycoaster® attractions, our rides must attract customers on their own merits since these attractions have a smaller rider capacity than competing rides.  We currently have no meaningful marketing resources, which limits our ability to effectively market our Top E® or Skycoaster® to amusement parks.

Reliance upon the Top E® and Skycoaster® Products

We have only two commercial products and a limited installed base.  We did not install any new rides in fiscal 2004 and do not anticipate that we will install any new rides in the foreseeable future.  Consequently, we generate all of our revenue from products that are installed in amusement parks.  Unlike other amusement ride manufacturers, we have only two established rides and these rides must be attractive enough to a sufficient number of riders to generate interest in new orders.

We rely on third parties to assemble our rides

For both our rides, we rely on a small number of suppliers for major manufactured parts used in the assembly of the end product, as well as for after-market part sales.  An interruption in the supply of any of these parts could negatively affect the timely delivery of rides and parts to the buyers of our rides.  This could result in a default in our obligations under these contracts, resulting in the loss of the sales and other revenue opportunities.

We are subject to risk of accidents resulting from design/manufacturing defects and our general liability insurance policy expired on October 31, 2004

Sales and other revenue from our attractions may be adversely affected by any serious accident or similar occurrence with respect to the attraction.  Our general liability insurance policy expired on July 31, 2004 and we were granted monthly extensions to October 31, 2004.  Due to the uncertainty, timing and nature of our current financial condition and operations, we were unable to secure a general liability insurance policy.

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

Our business is subject to seasonal effects

The operations of most parks are highly seasonal with park attendance occurring primarily in the second and third calendar quarters.  As a result, the vast majority of our royalty and ancillary cash flow revenue from our attractions will be generated during this period.

Economic conditions affect the demand for our products

The amusement and entertainment industries are highly dependent on tourism and consumers with disposable income, which may be affected by general economic conditions.  Approximately 90% of our total revenue was derived from the United States.  The recent downturn in the United States economy and recessionary trend have had and may continue to have an adverse affect on our revenues from royalties and product sales.

Our revenue and results of operations will likely be adversely affected by increased unemployment, inflation and decreases in travel and vacation expenditures.  The condition of the capital markets will affect our ability to raise capital on acceptable terms.

We are subject to governmental regulation

Park operations are subject to increasingly stringent federal, state and local environmental laws and regulations governing noise levels, air emissions, soil contamination and the disposal of waste and hazardous materials.  We believe that we are in substantial compliance with applicable current regulatory standards.  If these standards change, we may require significant modifications and expenditures on our  attractions to meet such requirements.

We may not be able to adequately protect our intellectual property

Our success will depend significantly on our ability to obtain and enforce intellectual property protection for the proprietary hardware and software and the other proprietary portions of our rides in the United States and in other jurisdictions. Our U.S. patent protection covers major aspects of our technology and our trademark protection covers proprietary marks in the United States.  There can be no assurance that the claims allowed will be sufficient to protect our technology, or that patent laws will provide remedies sufficient to preclude any infringement of our rights, either in the United States or elsewhere.  In addition, there is no assurance that a patent issued to us will not be challenged, invalidated or circumvented or that our competitors will not independently develop or patent technologies that are equivalent or superior to ours. While we have attempted to protect our technology and general intellectual property rights under the applicable patent and trademark laws of the United States and will undertake, as economics allow and circumstances require, obtaining similar protection in other jurisdictions, there is no assurance that our efforts will effectively protect us or our products against piracy.  Monitoring and identifying unauthorized use of technology, trademarks, service marks and other proprietary rights and property may prove difficult, particularly outside of North America, and the cost of litigation may impair our ability to adequately guard against such piracy or infringement.

Delays in delivery of our products may adversely affect our business

The timing or the amount of any revenues which we will receive from the sale of our rides or from the continuing royalties, merchandise sales or new product applications or developments cannot be precisely predicted.  Any substantial delay in product development, technology introduction or market acceptance could result in significant delays in revenues and could allow competitors to reach the market with products that could successfully compete with us for market acceptance and access.  In addition, we are dependent on third party manufacturers, and production scheduling problems, beyond our control, could affect our ability to deliver rides to buyers on a timely basis.

We cannot assure you that a public market for our stock will continue to be available

Our shares are listed and traded on the TSX Venture Exchange under the symbol “THL” and OTCBB under the symbol “THLL-F”.  While we intend to maintain our listings on the TSX Venture and OTCBB, we cannot assure you that we will continue to meet listing and reporting obligations to remain eligible for listing or that these trading markets will be retained so as to correspond with an investor’s desire for a ready market for our shares.

As part of its restructuring activities, which includes the possible sale of our subsidiaries or their assets to eliminate and/or significantly reduce the current debt load, the Board of Directors is currently developing a transition plan that will involve exploring and pursuing other business opportunities aimed at increasing shareholder value.  After the sale of its interests in its subsidiaries, if the Company does not meet certain working capital requirements, it may be dropped to the NEX tier level of the TSX Venture Exchange and, as a result, certain limitations would be imposed on our ability to raise equity capital.

Speculative Nature of TSX Venture Exchange Market and Over-the-Counter Bulletin Board Market

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

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock.”  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The closing price of our shares on the OTCBB on December 20, 2004 was $0.019 per share.  As such, our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

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

Our business may be affected by currency fluctuations and other international factors

We anticipate that we will pursue product markets on a world-wide basis.  We have sold the Top E® and Skycoaster® to customers throughout the world.  As a result, our business and results of operations may be affected by currency fluctuations, income tax matters and government regulations of the various jurisdictions, all of which will increase the complexities of our operations at this stage of our development.

It may be difficult to enforce judgments against our officers and directors in the United States

All of our directors and officers are residents of Canada.  Consequently, it may be difficult for United States investors to affect service of process within the United States upon directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Our contracts may be governed by the laws of foreign jurisdictions

The various material agreements to which we are a party are governed by the law of several different countries and jurisdictions and there is no assurance that such agreements can be enforced in the courts of Canada.  The inability to enforce such agreements in Canada may have a material adverse effect on our business.

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

ThrillTime Entertainment International, Inc., a British Columbia corporation (“ThrillTime”), through its wholly owned subsidiaries, Superstar Dragsters, Inc., a Nevada corporation (“Superstar”), Skycoaster, Inc., a Nevada corporation (“Skycoaster”), and ThrillTime Entertainment (US), Inc., a Nevada corporation (collectively, as applicable, the “Company”), is in the business of designing, prototyping, manufacturing and selling actual experience, amusement rides for destination and regional amusement thrill parks and family fun centers.

ThrillTime was incorporated on August 29, 1988, as a British Columbia corporation under the name Aramis Ventures Ltd.  In 1992, under new management, we changed the nature of our business from mineral exploration to designing, manufacturing and marketing amusement park rides.  We discontinued all of its mineral exploration activities in connection with our change of business.  On April 5, 1994, we changed our name to Newera Capital Corporation and on August 12, 1997, we changed our name to our current name.  The memorandum of the Company was amended on January 22, 1999 to increase the authorized capital from 50,000,000 to 100,000,000 shares without par value.

The principal executive office of ThrillTime is located at #322 – 4585 Canada Way, Burnaby, British Columbia, V5G 4L6.  Our registered office’s address and telephone number are: #1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7,  (604) 689-9111.

Neither ThrillTime nor any of our subsidiaries have been subject to any bankruptcy, receivership or similar proceedings.  Where the context requires, the term “Company” includes the subsidiaries of the Company.

Our common shares commenced trading on the Vancouver Stock Exchange on September 14, 1989, now the TSX Venture Exchange (the “TSX Venture”), and are currently traded under the symbol “THL.”  Our common shares have been quoted on the National Securities Dealers’ Association Over the Counter Bulletin Board (“OTCBB”) since January 15, 1996, and are quoted under the symbol “THLL-F”.  (See “Nature of Trading Market”.)

There have been no indications of any public takeover offers by third parties in respect to our shares or by us in respect of other companies’ shares which have occurred during the last and current financial year.

B.

Business Overview

As part of its restructuring activities, which includes the possible sale of our subsidiaries or their assets to eliminate and/or significantly reduce the current debt load, the Board of Directors is currently developing a transition plan that will involve exploring and pursuing other business opportunities aimed at increasing shareholder value.  The outcome of this process is not determinable.

At the present, we are in the business of developing, manufacturing and marketing amusement park “thrill rides.”  We currently market two such thrill rides:

The Skycoaster®

In 1998, we acquired rights to the Skycoaster®, which is currently installed and licensed in 69 amusement parks throughout the world.  The Skycoaster® consists of a swing, suspended by steel flight cables from either an arch or an A-Frame structure.  One, two or three people (flyers) are harnessed and attached to the flight cables.  A steel launch cable suspended from a launch tower behind the flyers is attached to the flyers.  The flyers are then towed to the top of the launch tower.  Once the flyers have reached the top of the launch tower, one flyer pulls a rip cord device, and all of the flyers free fall until the flight cables take hold of the flyers and swing them back and forth in a pendulum motion.

The Top E®

In 1992, we began developing a thrill ride called the Top E®, which is currently installed in 4 amusement parks in the U.S.  The Top E® package consists of parallel lanes of metal tracking, and a series of 18 foot dragster cars, each with a fully powered General Motors 300 horse power engine, a control tower and a complex computer hardware and software system that controls the starting line, the timing, the braking and safety systems of the ride.  Riders are able to control the speed with their own gas pedal and have an actual race experience with the drivers in the other lanes.

The Amusement Park Ride Industry

The amusement park and ride industry in North America can be characterized based on two types of competitors, which also represents our target market:

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

Traditionally, rides have been manufactured by private enterprises or structural engineering companies which have built and sold rides sometimes referred to as “hard rides.”  Hard rides are traditional mechanical rides that entertain riders through physical movement or ride experiences.  Hard rides include (i) “thrill rides,” such as roller coasters, bungy jumping and high speed spinning rides and (ii) “specialty rides,” such as carousels and ferris wheels.  Our Top E® and Skycoaster® are thrill rides.  Hard rides are generally sold either on a pre designed-to-build or a specialty manufacturing basis.

In recent years, with the advent of computer and multi-media systems, there has been a trend to develop “virtual reality” rides, which provide computerized simulations of hard or thrill rides.  We do not currently intend to develop or market any virtual reality rides.

The Company’s Business

Business Strategy

In the early 1990’s, management identified a potential business opportunity to manufacture, install and service “hard rides” in various mid-sized and regional amusement parks.  We believed that we could develop a market for thrill rides that we designed, developed and manufactured and achieve certain economies by replicating installations of these rides in other amusement parks.

In addition, through analyzing the existing industry, management recognized that hard ride manufacturers generally sold their rides to the user.  This practice resulted in only a single revenue event, rather than an opportunity to participate in ongoing revenues generated from the ride or amusement attraction.  As an integral part of our business strategy, we generally arrange for the manufacture and sale of our attractions to amusement parks and retain a license, which entitles us to royalties based on revenues from ridership, merchandise, rider videos, photography and advertising generated by the thrill ride attraction.  We currently outsource manufacturing and marketing functions and use internal purchasing agents to minimize our overhead expenses.  (See “Description of Business - The Company’s Manufacturing and Procurement Strategy”.)

There can be no assurance that we will continue to successfully market the Skycoaster®, Top E® attractions,  or successfully develop other projects or that such projects, if developed, will generate any revenues or profits from operations.

The Company’s Market Approach

In the amusement ride industry, most amusement ride manufacturers sell their rides without retaining a residual royalty or other revenue interests.  As a result, after an initial sale, amusement ride manufacturers have not had an on-going source of cash flow from their rides.  To address this limitation, when we sell our rides or attractions we also enter into a license for the use of our patents and trademarks.  We not only receive the initial sales price, but also receive on-going cash flow from participation in royalties, joint venture revenue, merchandising, and video/photography opportunities.  The on-going cash flow enables us to share in the success of our attractions.

The Company’s Marketing Strategy

Our marketing plan is based on a strategy of generating revenues from the sale of attractions; royalties based on on-going ride usage or revenue; and royalties on ancillary products, videos and photography, related merchandise, advertising and revenues from joint ventures.  Due to our current financial condition we have been unable to effectively market our products.

The Company’s Manufacturing and Procurement Strategy

We do not own or operate a manufacturing facility and rely primarily on third-party vendors to manufacture components for our Skycoaster® and Top E®. We contract with several third-party vendors to manufacture Skycoaster® components, which are delivered to and consolidated at the buyer’s site for installation and construction.  The Top E® consists of components that are purchased from third-party vendors under contractual or supply arrangements.  These components include the electrical and computer control systems and software, steel/metal fabrication, braking systems, and the dragster cars.  Our manufacturing outsourcing has relieved us of the start-up and overhead costs of a manufacturing plant and of maintaining or financing significant related inventory. We believe we will have sufficient lead time to allow us to plan, coordinate and adapt our manufacturing requirements in advance.

We generally enter into new contractual arrangements once a new sale to a customer is finalized.  There can be no assurance that we will be able to continue to procure components for our rides in a timely manner, if at all, or on commercially reasonable terms.  In the event that we are not, delivery of customer orders may be delayed and our business and results of operations may be adversely affected.

The Company’s Delivery and Support Programs

We provide each purchaser with detailed engineering requirements to install the Skycoaster® , and the Top E®.  The purchaser can elect to do its own construction and installation, retain an independent contractor or have us arrange for the construction and installation.

We supervise the final installation of the ride components and provide on-site training on safety, operations, maintenance and inspections upon installation of either ride.  We test and certify ride operators prior to allowing a purchaser to operate a Skycoaster® or Top E® ride.  We provide operators with periodic refresher courses in operations and safety.

Generally, the buyer takes delivery of its Skycoaster® or Top E® at a manufacturing facility designated by us pursuant to a standard form of purchase and license agreement.  Delivery to countries in Asia, Europe and South America are made by container shipment, which is economical and enables secure packaging of the rides.  We anticipate that we will generate additional revenues from the supply of parts and service to operating parks.

The Company’s Research and Development

In 1998, ThrillTime acquired a company which owned the patents and trademarks related to the Skycoaster® ride system.  The Skycoaster® was fully developed at that time.

We developed the Top E® attraction using a combination of our own personnel and outside resources.

We spent $15,726, $11,210, and $9,053 on research and development for the fiscal years ended July 31, 2004, 2003, and 2002, respectively.

The Company’s Proprietary Systems

The Skycoaster® proprietary system is a combination of the flight and launch towers, flight cables, launch cable and winch, harnesses, loading platform, copyrighted manuals and logos and the registered trademarks and patents.

The Top E® dragster ride is a patented amusement ride, and the computer operating safety hardware and software developed for the Top E® are also proprietary.  We believe these systems can be adapted to other attractions that we may develop.  We anticipate that continued use and adaptation of the proprietary system may allow us to develop similar systems and applications for other rides.  Top E®, Top Eliminator® and Top Eliminator Dragsters® are all registered trademarks of ThrillTime.

The Company’s Proprietary Protection

We obtained United States patents for the Top E® and Skycoaster® attractions.  We made international PCT patent filings both attractions and national filings in most of the major countries of the world to obtain international patent protection. We have also developed proprietary information with respect to the Top E® attraction’s computer software safety and operating systems.  There can be no assurance that we will successfully obtain any new patents, protect our existing US and foreign patents or that such patents, if granted, will protect us from potential competitors.

Material Agreements Related to the Company’s Business

Acquisition of Skycoaster® Attraction

On July 3, 1998, ThrillTime and Skycoaster entered into an agreement with Sky Fun 1, Inc. (“Sky Fun”) and William J. Kitchen (“Kitchen”) to acquire 100% of the issued and outstanding shares of Sky Fun.

We agreed to purchase the shares of Sky Fun for a total of $12,075,000, consisting of a cash payment of $6,000,000 and 607,500 of ThrillTime’s common shares at a deemed value of $10 per share.  We also agreed to make additional payments or issue additional shares to Kitchen in the event (i) the market price of our shares was less than $10 per share and/or (ii) the average daily trading volume of our shares for the 30 consecutive trading days prior to July 3, 1999 was less than 15,000 shares.  We assigned certain intellectual property acquired from Sky Fun to Kitchen to secure payment, and Kitchen granted an exclusive license to the intellectual property to us.

Based on the closing share price of our shares on July 3, 1999, our liability to Kitchen relating to the share price provisions was $5,950,470.  We and Kitchen subsequently agreed to settle this liability for $4,000,000, pursuant to a memorandum of understanding dated August 17, 1999, as amended November 2, 1999.  We paid the settlement amount on November 8, 1999.  The $543,522 difference between the contingent amount due, calculated at the time of the acquisition, and the ultimate settlement price of $4,000,000, was recorded as a reduction in the value of the patent rights acquired.

In November 1999, we completed a $4,000,000 financing through a non-convertible secured loan with a rate of interest of 10.5% per annum. We used these funds to complete the acquisition of Sky Fun. Under the terms of the loan agreement, we pledged to the lender our common shares of Skycoaster, as well as the Skycoaster® worldwide patents, trademarks and royalty stream.

Malibu Entertainment Worldwide, Inc. (“Malibu”)

During fiscal 1997, we entered into a master sales and license agreement with Malibu to provide 32 lanes of the Top E® ride in fiscal 1997, 40 lanes in fiscal 1998 and 48 lanes in fiscal 1999.  Malibu defaulted on the agreement in 1999 and during fiscal 2000, we entered into a settlement agreement with Malibu whereby they paid us $1.1 million in cash and issued us 4,633,922 common shares  that had an average trading value of $0.3237 per share at the time of issuance.  The shares were subject to a one year hold period that expired February 18, 2001. The settlement agreement provided Malibu the option to purchase the shares from the Company for cash of $1.5 million to August 16, 2000, which expired unexercised.

As a result of the hold period, we initially recorded the Malibu shares at their estimated fair value of $500,000.  On July 31, 2000, the quoted market value of the shares was $0.22 per share and on November 10, 2000, the quoted market value of shares had declined to $0.045 per share.  As a result, On July 31, 2000,  we recorded a provision for a $300,000 decline in value of the Malibu shares.  On July 31, 2001, the quoted market value of the shares was $0.02 per share and we recorded a further decline in value from $200,000 to $1. On January 21, 2002, Malibu announced that it would terminate the registration of its common shares under the Securities and Exchange Act of 1934 and to cause its common shares to cease to be traded on the OTC Bulletin Board on January 24, 2002 and subsequently our investment in Malibu was completely written off on July 31, 2003.

On July 5, 2002 we consented to the assignment by Malibu of two of its license agreements along with all of its Top E® inventory to Festival Fun Parks LLC (“FFC”) (d/b/a Palace Entertainment).  FFC have agreed to observe and perform all covenants and obligations under the license agreements.  Malibu surrendered all rights to territorial protection under the December 1999 Settlement Agreement and FFC agreed to observe and be bound by the inventory obligations contained in the Agreement.  FFC have agreed to refrain from installing any of the inventory at any location without entering into a License Agreement with us.

Purchase and License Agreements

We sell our attractions under a purchase and license agreement which specifies the price, and terms of payment and, provides the purchaser with a license to operate the attraction and to use the trademarks associated with it.  In the past the term of each agreement began on the date of execution and continued for the life of the patent.  The Skycoaster® patent expires on August 19, 2012 and the Top E® patent expires on December 31, 2015. Throughout the term of each purchase and license agreement, we generally grants each park exclusive territory rights within a specified mile radius of the location of the ride.

Each purchase and license agreement also includes a royalty payable to us equal to a negotiated percentage of the ticket price for a ride on the attraction, as well as a royalty based on the selling price of the sale of products or services bearing our trademarks.  In most cases, there is a minimum royalty payment per year depending on the agreement with the park.  In some cases, depending on individual negotiations, we may be paid a one time royalty payment on the date the purchase and license agreement is executed.  Currently, Skycoaster has a joint venture agreement with an amusement park, under which the park shares in the revenues generated from ride and merchandise sales.  For Top E®, royalties vary according to individual negotiations.

C.

Organization Structure

The following table sets forth the name of each material subsidiary of ThrillTime, the jurisdiction of its incorporation and the director or indirect percentage of our ownership in such subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Superstar Dragsters, Inc.	Nevada	100%
Skycoaster, Inc.	Nevada	100%
ThrillTime Entertainment (US), Inc.	Nevada	100%

D.

Property, Plant and Equipment

Our corporate headquarters is located in Burnaby, British Columbia.  In an effort to streamline both our Skycoaster and Superstar Dragsters operations, in addition to cutting costs, the Skycoaster operations office was moved from Longmont, Colorado to Layton, Utah in August 2002.  ThrillTime and Skycoaster now lease approximately 4,989 square feet of office space at an annual aggregate rental of approximately $45,000.  The leases expire on December 31, 2004 and July 31, 2005, respectively.  We believe these offices are adequate for our needs.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis explains trends in our financial condition and results of operations for the three fiscal years ended July 31, 2004, 2003 and 2002.  This discussion and analysis of the results of operations and financial condition  should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F.  The financial statements have been prepared in accordance with Canadian GAAP which conforms to U.S. GAAP, except as described in Note 14 to the Consolidated Financial Statements included herein.  Unless expressly stated otherwise, all references to dollar amounts in this section are in United States dollars.  The discussion is based on the consolidated financial statements as prepared in accordance with Canadian GAAP.

We are in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.  Operations from 1995 through 1998 consisted primarily of developing and refining the Top E® attraction, and in 1996, we commenced marketing the attraction.  In 1998, we acquired the Skycoaster®, a fully developed amusement ride and are currently marketing that ride to buyers.

Critical Accounting Policies

Our financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require management to make estimates and assumptions which can affect the reported balances.  In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value for accounts receivable, inventories, capital assets, investments, patent rights and other assets, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail.  Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount.  Our significant accounting policies are set forth in Note 2 to our consolidated financial statements, which should be read in conjunction with management’s discussion of our critical accounting policies and estimates set forth below.

Going Concern and continuing operations

Our financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2004, we had a working capital deficiency of $2,441,123, a shareholders’ deficiency of $2,569,380, was non-compliant with terms in certain debt instruments, and generated a loss in the current fiscal year.

As at July 31, 2004 we had $170,213 in cash and short-term deposits compared to $202,943 as at July 31, 2003, a decrease of $32,730.

Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions. Despite the fact that the long term debt has been reduced significantly over the past few years, we continue to struggle to meet our debt servicing requirements.  With the current low share price, issuing shares to eliminate or reduce the debt load would be punitive to the current shareholders from a dilution perspective.  As a result, our future operations are dependent upon completing the sale of our subsidiaries to resolve our debt obligations, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that we will be successful in raising additional cash to finance operations, successfully negotiate the sales of our subsidiary companies, or that the continued support of lenders will be available. If not, we will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern.

Revenue recognition

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. Royalty revenues are recorded as they have been earned and a fixed payment is received or receivable in accordance with the specific terms and conditions of royalty agreements. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.  We are required to make a periodic assessment of the net realizable value in valuing out inventory. In making this assessment we consider market demand for our products, other available market information and historical experience.  Due to the lack of sales of the Top Eliminator® attraction, from 2000-2002, we wrote-down 100% of its finished goods and work in process, initially valued at approximately $1.2 million.

Capital assets

Capital assets are recorded at cost and are amortized over their remaining estimated useful life.  We amortize equipment on a declining-balance basis at between 20% and 30% per annum, and our joint venture Skycoaster on a straight-line basis over the term of our operating agreement.  When certain events occur that indicate that the capital assets’ carrying value may not be recoverable, we test for impairment by reference to future undiscounted cash flows estimated from use or disposition.  In this process, we consider our business risks outlined elsewhere in this annual report.

A.

Operating Results

We generate revenues by installing our attractions pursuant to purchase and license agreements, which typically include a license to operate our attractions and to use the trademarks associated therewith.   Each purchase and license agreement also includes a royalty payable to us equal to a negotiated percentage of the ticket price for a ride on the attraction, as well as a royalty based on the selling price of the sale of products or services bearing the trademarks.  In most cases, we have minimum royalty payments per year depending on the agreement with the park.

Year ended July 31, 2004 Compared to July 31, 2003

Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the fiscal year ended July 31, 2004 were $1,743,472 compared to $2,250,519 for the comparable period a year earlier.  We did not install any new rides in fiscal 2004, and currently have no orders to install rides in fiscal 2005.  All of our product revenues in fiscal 2004 were derived from sales of parts and services.  The 22.5% decline in product revenue is due in part to the continued sluggish U.S. economy, lower attendance at parks, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales.  Our financial condition has adversely affected our ability to market our products.

Gross margin for the fiscal year was $257,489 compared to $370,852 for the corresponding period a year ago due to lower product sales revenue. As a percentage of product sales, gross profit for the fiscal year 2004 came in at 37.7 % compared to 38.5% for the comparable period.

Royalty and other revenue for the fiscal year 2004 was $1,059,622, compared to $1,286,055 for the previous year due in part to lower ride revenue associated with lower attendance at the parks, and the fact that in 2003 we sold a Skycoaster® asset to a joint venture partner as part of a buy out option and we are now receiving royalty rather than joint venture revenue.

Operating Expenses

As a result of implementing cost cutting measures, general and administration expenses for the fiscal year ended July 31, 2004 were $984,517, compared to $1,285,377 for the corresponding fiscal year ended July 31, 2003, down $300,860, or 23%.  These expenses include $244,779 for insurance coverage, down $154,929 for the same period in 2003.  This decrease in insurance expense has resulted from management’s decision to not carry excess liability insurance coverage over the $1 million primary coverage.  Management believes that our safety track record and risk management and safety compliance programs followed by our subsidiaries and their respective customers justified our decision to reduce overall coverage and related costs during fiscal 2004.  Our policy expired on July 31, 2004 and we were granted monthly extensions to October 31, 2004.  However, due to the uncertainty, timing and nature of our current financial condition and operations, we have been unable to secure a new policy.

General and Administrative expenses also included legal fees which amounted to $68,060, down $21,384 over the same period in 2003.  These fees primarily include costs associated with our Self Insured Retention (deductible) on insurance claims and maintenance of our patents and trademarks.  Wages, benefits and consulting fees amounted to $419,407 down $58,916 or 12% from the previous fiscal year.  We prepaid certain consulting fees and compensation for August and September 2004, which were included in prepaid expenses Rent, telephone and travel amounted to $122,976, down $29,546, or 19%.  Audit and regulatory fees were $59,013, down $15,063, or 20%.  The remaining $70,282 in General and Administrative expenses relate to general office expenditures, down $21,022, or 23% from the comparable period the previous year.

Marketing and selling costs for the fiscal year amounted to $28,685, down $8,493, or 23% from the same period a year ago.  Included in these costs is $5,850 for shareholder communications, $2,800 in advertising and promotion of our attractions and $20,035 for the annual IAAPA trade show held in Orlando, FL in November 2003.  Our marketing efforts declined in the second half of fiscal 2004 due to our financial condition.

Research and development costs of $15,726 for the fiscal year relate to costs incurred to explore new concepts for the existing rides, up $4,516 from the previous year.

Operating Income

Operating income, before interest expense, income taxes and amortization for the fiscal year end July 31, 2004 was $288,183 compared to an operating income of $323,142 for fiscal 2003.  This decrease was due primarily to the decline in product sales and other revenue.  We anticipate that operating income will continue to decline in fiscal 2005.

Interest expense, net of interest income of $124 was $347,295, compared to interest expense of $513,792 for fiscal 2003. The decrease of $166,497 is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expense for fiscal 2004 of $5,704 relates to capital assets, compared to $44,318 for fiscal 2003.  The decrease is attributed to the sale of the Skycoaster® asset to a joint venture partner in the prior year.

Net Income

Net loss for the year ended July 31, 2004 was $65,508 or $0.003 loss per share, compared to a net income of $4,818,993 or $0.26 earnings per share for fiscal 2003. Included in the $4,818,993 fiscal 2003 figure is a gain of $6,116,246 relating to the settlement reached with the convertible debenture holder on January 23, 2003.  Excluding the gain of $6,116,246, the net loss for the same period in 2003 was $1,297,253, or $0.07 loss per share.

Net cash flow used in operations for the period was $40,074 or $0.002 per share compared to $232,917 or $0.01 per share for the same period last year.

Year ended July 31, 2003 Compared to July 31, 2002

Revenues:  Aggregate gross revenues from product sales, royalties and other revenue excluding interest income were approximately $2,249,804 for the fiscal year ended July 31, 2003 compared to $2,961,096 for the fiscal year ended July 31, 2002.  Revenue from sales in the United States constituted approximately 90% of our total revenue in fiscal 2003 compared to 92% in fiscal 2002.  Revenues for 2003 were down compared to 2002 due to lower ride sales (one sale in 2003 versus two sales in 2002); and a general decline in ticket sales and royalties due to lower attendance at parks as a result of September 11, 2001 and the current U.S. economy.

Gross revenues from the Top E® ride were $217,415 for the fiscal year ended July 31, 2003, compared to $394,761 for the fiscal year ending July 31, 2002.  Included in gross revenues from the Top E® ride was royalty income of $78,555 for the fiscal year ended July 31, 2003, compared to $86,866 in fiscal 2002.

Gross revenues from the Skycoaster® ride were $2,032,928 for the fiscal year ended July 31, 2003, compared to $2,582,207 for the fiscal year ending July 31, 2002, which included royalty income and joint venture revenue of $1,017,560 in fiscal 2003, compared to $1,012,516 in fiscal 2002.  The $0.6 million net difference resulted from lower Skycoaster® sales (one versus two in 2002).

Royalty revenue was $1,024,889 for the fiscal year ended July 31, 2003, compared to $982,547 for the same period in fiscal 2002, an increase of $42,342 or 4.3% due to the conversion of a Skycoaster® attraction from a joint venture arrangement to a sale and royalty arrangement plus the incremental royalty revenue associated with a ride sale made in 2002.

Other revenue was $261,166 for the fiscal year ended July 31, 2003, compared to $299,650 for the same period in fiscal 2002, a decrease of $38,484. Included in other revenue of $261,166 was $175,000 for the sale of a Skycoaster® that was owned by us and operated under a joint venture agreement.

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

Amortization of capital assets in the amount of $44,318 ($103,326 in 2002), amortization of patent rights in the amount of $1,005,160 ($1,664,946 in 2002) and write-down of assets, legal and other costs in the amount of $1 ($331,000 in the 2002) were recorded in the year.  We had income tax expense of $57,124 for the fiscal year ended July 31, 2003, compared to $80,031 in fiscal 2002.

The net income for fiscal 2003 was $4,818,993 or $0.26 per share, compared to a net loss of $2,443,166 or $0.14 per share for the prior year, an increase of $7,262,159.  The $7.2 million change is attributed primarily to the $6.1 million gain on the one-time settlement of convertible securities, and to a lesser extent to $.162 million in lower interest associated with the convertible securities and other debt, the final $.66 million in amortization costs associated with the patent rights and lower operating expenses.

The $6.1 million gain on the one-time settlement of convertible securities resulted from ThrillTime entering into a Satisfaction and Release Agreement dated December 20, 2002 with the holder of a $5,950,000 convertible debenture (the “Debenture”), and all of the Company’s obligations thereunder were satisfied and discharged through a combination of cash and common shares of the Company.  Under the terms of the agreement, we agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and we signed a promissory note for the remaining $60,000, payable in four monthly installments commencing on July 31, 2003.  The net effect of the settlement was a gain of $6,116,246 on the settlement of the Debenture.  The net income result for fiscal 2003 is not indicative of future performance as we do not anticipate any future adjustments on the magnitude of gain on the one-time settlement of the Debenture.

B.

Liquidity and Capital Resources

At July 31, 2004, we had a working capital deficiency of $2,441,123.  Cash on hand July 31, 2004 amounted to $170,213, accounts receivable, income taxes recoverable and prepaid expenses aggregated $390,930 and inventory amounted to $147,254.  Current liabilities including $2,570,749 relating to current classification of three debt instruments which totaled $3,149,520.

We were unable to raise any capital through debt or equity financings during the fiscal year ended July 31, 2004.

Our only source of internal liquidity is from revenues earned from product sales and royalties.  We are currently using cash of approximately $100,000 per month for general operating and interest expenses.  We do not anticipate that we will generate sufficient revenue from product sales and royalties to satisfy our on going general operating and interest expenses.  We anticipate that we will incur losses in our fiscal year ending July 31, 2005, and we cannot assure you that we will be able to generate sufficient sales in the future to attain any appreciable level of profits.

Debt Reduction Plan

In 1998, we issued convertible securities for $6 million to fund the initial portion of the acquisition costs of Skycoaster.  The same year, we entered into a Top E® Settlement Agreement associated with Superstar Dragsters.  In 1999, the remaining portion of the acquisition costs of Skycoaster was funded by way of a $4 million secured debenture.

As a result of the continued decline in capital spending by amusement and theme parks due to the sluggish economy and the territorial constraints built into the existing licenses, our operating businesses have not been successful in generating sufficient cash flow from the sale of rides, parts and service and royalties to cover our debt service obligations associated with these debts.

Faced with declining revenue, no new ride sales and declining market price for our shares, our Board of Directors implemented a plan to aggressively reduce our debt obligations.   In fiscal 2003, as a key initiative in our debt reduction plan, we successfully negotiated the elimination of the $6 million convertible debenture.  In fiscal 2004, we continued to work with the holder of the $4 million secured debenture and were successful in renegotiating the payment terms of the Top E® settlement agreement.  Several requests to the secured debenture holder to extend the amortization term of the Skycoaster acquisition loan to more closely match the expiry of the life of the patents have been turned down by the secured debenture holder in favor of finding a buyer for the our subsidiaries We have negotiated with possible purchasers of our subsidiaries or their assets in an effort to restructure our business but have been unsuccessful to date.

Summary of Debt as at:

	July 31, 2004	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	-	455,439
6% implicit interest on convertible securities	-	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	-	(55,381)
	-	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	-	62,697
Unsecured promissory note bearing interest at 18% per annum	60,000	60,000	-
Amount due for Settlement Agreement bearing interest at 8.5% per annum	195,515	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,656,667	2,656,667
	$2,721,212	$2,952,240	$9,958,925

As part of our restructuring, our Board of Directors elected to locate buyers for our two subsidiary companies, preferable as one package since the operations, product knowledge and customer care are currently shared between the two.  In order to cure the defaults with our lenders, we, with the support of our lenders, approached a number of parties about acquiring the shares and assets of Skycoaster and Superstar Dragsters.

On January 22, 2004, we entered into a Letter of Intent with Crates Thompson Capital (“CTC”) and S&S Worldwide, Inc., which contemplated the purchase of shares of both Skycoaster and Superstar Dragsters and a seven year revenue share tied to future sales, related royalties and parts and service revenue.

In March, 2004, CTC exercised its option to restructure the acquisition as an asset purchase of our two subsidiaries on the basis that all of our obligations would be satisfied and an earnout would be paid based on revenue.  We agreed that management would obtain interim approval for the transaction from our lead lender, shareholder approval at an extraordinary meeting held May 5, 2004 and conditional approval from the TSX Venture Exchange.  However, we were unable to negotiate definitive agreements and complete satisfactory due diligence to ensure that that the debt and liabilities relating to both companies would be properly assumed.

Under an asset purchase structure, the buyer had a choice in terms of what specific assets and/or liabilities it will be acquiring and assuming from either subsidiary.  An asset based transaction can and will be problematic for the future of the subsidiaries as well as ThrillTime, especially if the assets are not sold on an “as is” basis and the buyer is not willing to assume all obligations as Licensor in each and every license agreement.  It is management’s contention that if a buyer takes over the rights to the patents and trademarks, and by doing so is entitled to receive future royalties and benefits outlined in each License Agreement, the buyer should rightfully take over the risks associated with the ownership of those patents and trademarks.  Without indemnification from the Buyer, we face unlimited exposure and risks (over which we have no control) should the buyer decide at any time in the future to drop the safety and risk management programs currently in place.

In May, 2004, CTC informed us that it was not prepared to assume Superstar’s debt and terminated the Superstar transaction, which would have left us with a substantial debt obligation and no effective business operations to continue to support the Superstar business.  In addition, the revised terms proposed by CTC did not provide us with the liability protection and debt free status on which both shareholder approval and TSX conditional approval were obtained.

The complications associated with breaking up the combined operations of our subsidiary companies, including the selective choosing of assets and contracts, the non-assumption of certain liabilities, the payout mechanics and restrictions of the seven year earnout, and CTC’s unwillingness to assume the debt related to Superstar, led to strained negotiations and revised draft definitive agreements were never delivered by CTC.  On September 1, 2004, we announced that negotiations with CTC were terminated.

We continued our discussions with our secured debenture holder.  Management is also continuing to pursue the possibility of the sale of Superstar to other potential buyers in an effort to eliminate the Top E® Settlement Agreement debt.  At this time, there is no assurance that the lenders will continue to work with us and our viability is at risk.

Outlook

We have experienced a decline in revenue due to lack of sales and installations of our attractions and declining royalties from our installed base.  We believe that the sluggish economy and territorial limitations built into our existing licensing agreements have adversely affected the demand for our products.  Our current financial condition and debt has adversely affected our ability to promote and market our products.  We do not maintain a professional sales force and have financial resources to engage in only limited marketing.  We are in default in our secured obligations and are in arrears in approximately $1.8 million in payments to our creditors as of December 20, 2004.

We have been unsuccessful in our efforts to re-negotiate more favorable terms with our current lender, and our efforts to obtain new financing has been unsuccessful.  Given the uncertain future in the amusement ride industry, we have evaluated a variety of options, including selling our subsidiaries in order to explore other business opportunities and liquidating our business.  We may not be able to completely eliminate and/or mitigate the risks associated with restructuring our business.  If we cannot successfully reorganize, we may need to seek creditor protection and/or bankruptcy as a means to eliminating our potential exposure to future product liability claims resulting from events arising outside of our control.  Without ensuring that we are free and clear of any ongoing or collateral risks associated with our investments in Skycoaster and Superstar, the ability to attract new capital or new investments could prove to be difficult.

C.

Research and Development, Patents and Licenses, etc.

Our research and development activities over the past three fiscal years have focused on improvements to our  attractions.  We spent $15,726, $11,210, and $9,053 on research and development for the fiscal years ended July 31, 2004, 2003, and 2002, respectively.  In 1998, we acquired the Skycoaster® ride system, which was fully developed at that time.  We developed the Top E® attraction using a combination of our own personnel and outside resources.

D.

Trend Information

Revenue from operations declined in the fiscal year ended July 31, 2004, compared to fiscal 2003 due to a general downturn in the U.S. economy and the effect the events of September 11, 2001 have had and are anticipated to continue to have on tourism and the amusement park industry.  We anticipate that amusement parks may continue to reduce or delay capital expenditures on amusement park rides, which may have a material adverse effect on our business and results of operations.  We anticipate that revenue will decline in the foreseeable future and that we will continue to incur losses.

We are in the process of evaluating alternatives to restructure our business and reduce or eliminate our debt obligations.  These alternatives include disposing of some or all of our operating assets and pursuing alternative business opportunities.  We cannot assure you that we can successfully restructure our business.

E.

Off-Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have or are likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources (see Item F – Tabular Disclosure of Contractual Obligations - Operating Lease Obligations).

F.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
Contractual Obligations as of July 31, 2003	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt reclassified as short term:
Non-convertible secured loan bearing interest at 10.5% per annum	$2,465,697	$2,465,697	0	0	0
Promissory Note bearing interest at 18% per annum	$60,000	$60,000	0	0	0
Settlement Agreement	$195,515	$45,052	150,463	0	0
Capital Lease Obligations:	0	0	0	0	0
Operating Lease Obligations: (rent & office equipment)	$52,471	$42,688	$9,783	0	0
Purchase Obligations:	0	0
Other Long-Term Liabilities:	0	0	0	0	0

Total	$2,773,683	$2,613,437	160,246	0	0

See Liquidity and Capital Resources - Debt Reduction Plan above for a description of our debt obligations and other contractual obligations.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

All of the directors of ThrillTime are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they resign sooner or cease to be directors in accordance with the Company’s Articles.  Our last annual regular general meeting was held on January 27, 2004.  Our executive officers are appointed by and serve at the pleasure of the Board of Directors.

The names, municipality of residence, position(s) with ThrillTime and principal occupation(s) of each of our directors and executive director are as follows:

Name and Municipality	First and Present Position with the Company	Principal Occupation During the Last Five Years
Ralph Proceviat Burnaby, British Columbia Canada	CEO & CFO November 26, 2001 to August 28, 2002 Director and President July 3, 2002 to present Treasurer August 30, 2002 to present	Thrilltime Entertainment International, Inc. November 2001 to present CFO NxGen Networks, Inc. June 2000 to July 2001 CFO Milborne Real Estate Corp. September 1997 to May 2000
Sherrill Cyr Surrey, British Columbia Canada	Secretary August 25, 1995 to present Director November 3, 1999 to April 26, 2002 Director August 28, 2002 to present	Corporate Secretary/Director of Corporate Services ThrillTime Entertainment International, Inc. April 1994 to present
Darrel Taylor Coquitlam, British Columbia Canada	Director August 28, 2002 to present	President Attica Equipment Ltd. 1979 to present
Frank Deacon Port Coquitlam, British Columbia Canada	Director November 25, 2002 to December 14, 2004	Director Sales & Marketing Grimms Fine Foods April 1989 to present
Ben Catalano Burnaby, British Columbia Canada	Director December 14, 2004 to Present	Real Estate Broker Sutton Group Director, Pan African Mining Corp.

The following is brief biographical information on each of the officers and directors listed above:

Ralph F. Proceviat, B. Comm., CA, age 54, joined the Company as CFO in December 2001.  He was appointed President and Director on July 3, 2002.  Mr. Proceviat has more than twenty years of business experience spanning a number of industries including high tech, telecommunications, real estate development and brokerage and manufacturing. He has held various CEO, CFO and COO positions with public and private organizations operating throughout the United States and Canada.  As the CEO of Cue Datawest, a large national based banking service provider to the credit union system, Mr. Proceviat oversaw the rebuilding of the company including the funding and development of a $50 million banking system that has been installed throughout the world.  Over his career, he has developed a specialty in turn-arounds, directing companies towards driving profitable growth and increasing shareholder value.  Mr. Proceviat received his Chartered Accountant designation during his tenure with PriceWaterhouse Coopers.  He has a Bachelor of Commerce degree from the University of British Columbia.

Sherrill Cyr, age 55, served on the Board of Directors from November 1999 to April 2002, when she resigned for personal reasons.   Ms. Cyr has been with the Company  since April 1994 and has served as Corporate Secretary since August 25, 1995. As Director of Corporate Services she is responsible for the Regulatory, Contractual, Risk Management and Corporate Governance functions for the ThrillTime group of companies.  Ms. Cyr was instrumental in setting up the internal administrative structure of the Company and was involved in the acquisition of Skycoaster, Inc.  As part of her corporate services functions, Ms. Cyr is responsible for filing the Company’s proprietary patents and trademarks covering many countries throughout the world.  Although currently inactive, Ms. Cyr earned her Canadian securities license through the Canadian Securities Institute in 1981.  In 1995 she completed the Corporate Governance of VSE Issuers Course through Simon Fraser University, B.C.  Ms. Cyr was reappointed to the Board on August 28, 2002.

Darrel Taylor, age 69, joined the Board of Directors on August 28, 2002.  Mr. Taylor brings a wealth of experience and knowledge gained in over 28 years in the materials handling industry. Mr. Taylor is President of Attica Equipment Ltd., specialists in providing heavy duty equipment such as forklift trucks, container handlers and log handling equipment to the industries of Western Canada, as well as servicing the golf cart industry in BC. He is also President of Canport Industries Ltd., specialists in heavy duty equipment leasing; and President of Mayfair Industrial Painting Ltd., providing paint services to the transportation equipment and movie industry in Western Canada.

Frank Deacon, age 54, joined the Board on November 25, 2002. He has been in the grocery industry for over 30 years, having worked in manufacturing, wholesaling and retailing. Mr. Deacon is currently Director of Sales and Marketing for Grimms Fine Foods, a manufacturer and supplier to the food industry in Canada and abroad. Effective December 14, 2004 Mr. Deacon resigned from the board to allow Mr. Deacon more time to concentrate on his own day to day responsibilities in his present occupation.

Ben Catalano  age 40, was appointed by the Board of Directors on December 14, 2004 to replace Mr. Deacon. Mr. Catalano brings more than twenty years of business experience spanning a number of industries including real estate marketing and development, high tech, telecommunications, Securities Trading/ Brokerage and Mining and Resources. Mr. Catalano holds a board position with Pan African Mining Corp. and has been a director on several public and private companies in the past.

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

The Company also announced that Ralph Proceviat, Chairman of the Board, President and CEO and Sherrill Cyr, Director and Corporate Secretary, will be stepping down as directors and officers, effective as of December 31, 2004.

B.

Compensation

We do not generally compensate our directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors makes separate remuneration to any director undertaking services on our behalf other than services ordinarily required of a director.  No director received any compensation for his services as a director, including any committee participation or special assignments.

The following table sets forth, for the last full financial year, our most highly compensated executive officer.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARsgranted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) payouts ($)	All Other Compen- sation ($)

Ralph Proceviat CFO/President	2004	$154,580	Nil	Nil	400,000	Nil	Nil	Nil

Notes:

Stock appreciation rights – consists of 400,000 stock options  which were granted on September 12, 2002 with an exercise price of Cdn. $0.10 per share and an expiry date of October 31, 2005.

Long Term Incentive Plan

The Company does not have a long term incentive plan.

Options and Stock Appreciation Rights ("SARs")

There were no incentive stock options granted to or exercised by any Director or Senior Officer during the Financial Period.

On November 30, 2003, 300,000 stock options granted to Ralph Proceviat, exercisable at Cdn. $0.16 on or before December 31, 2005, were cancelled.

Pension Plan

The Company has no pension plan.

C.

Board Practices

Members of the Board of Directors are elected annually by our shareholders to represent the interests of all shareholders.  The Board of Directors meets periodically to review significant developments affecting us and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself.  The only standing committee of the Board of Directors is the Audit Committee.  As of July 31, 2004, the members of the Audit Committee were Ralph Proceviat, Darrel Taylor and Frank Deacon.  This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the external auditors and the adequacy of our accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors for audit, audit related and non-audit services; and to report to the Board of Directors, when so requested, on any accounting or financial matters.  None of our directors or executive officers are party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement entered into on November 8, 2001 between the Company and Mr. Ralph F. Proceviat, we agreed to engage the services of Mr. Proceviat as Chief Financial Officer.  In consideration, we agreed to compensate Mr. Proceviat on the following basis:

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

D.

Employees

As of December 20, 2004, we have 5 full time employees, of whom 2 are involved in overseeing sales, manufacturing and installation, and 3 are in administration.  We also have, under contract, a sales force of which 2 personnel are actively engaged in sales of the Company’s products.

E.

Share Ownership

Our common shares are publicly traded on the TSX Venture in Canada and quoted on the OTCBB in the United States.  Our shares are held by residents of Canada, the United States and other countries.  To the best of our knowledge, the Company is not controlled, directly or indirectly, by another corporation or any government and, as at July 31, 2004, no person owns more than 10% of the outstanding voting shares.  As of July 31, 2004 there were 20,007,297 shares of common stock issued and outstanding.  The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of November 25, 2004 by: (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) directors and executive officers as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name of Jurisdiction of Residence of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
Sherrill Cyr Canada	460,033	2.25% (2)
Frank Deacon Canada	552,900	2.70% (3)
Ralph Proceviat Canada	800,000	3.88% (4)
Darrel Taylor Canada	723,000	3.55% (5)
Officers and Directors, as a group (4 persons)	2,535,933	11.63% (6)

(1)	Based on 20,007,297 common shares issued and outstanding on December 20, 2004
(2)	Includes 60,033 common shares, 50,000 share purchase warrants exercisable at any time until January 21, 2005 and 350,000 stock options exercisable at any time until October 31, 2005
(3)	Includes 102,900 common shares, 100,000 share purchase warrants exercisable at any time until January 21, 2005 and 350,000 stock options exercisable at any time until October 31, 2005
(4)	Includes 200,000 common shares, and 200,000 share purchase warrants exercisable at any time until January 21, 2005 and 400,000 stock options exercisable at any time until October 31, 2005.
(5)	Includes 373,00 common shares, and 350,000 stock options exercisable at any time until October 31, 2005.
(6)	Includes 735,933 common shares, 350,000 share purchase warrants exercisable at any time until January 21, 2005 and 1,450,000 stock options exercisable at any time until October 31, 2005

There are no arrangements known to us which may at a subsequent date result in a change in control of the Company.

Stock Option Purchase Plan

Under the terms of our Stock Option Plan approved by the shareholders at the Company’s Annual General Meeting held on November 7, 1997, the Directors may, from time to time, designate full and part-time employees, officers and Directors of ThrillTime or its subsidiaries, consultants and persons performing special technical or other services to ThrillTime  or its subsidiaries, (collectively, "Eligible Individuals"), and the personal holding corporations of any of the Eligible Individuals, as persons to whom options to purchase common shares may be granted, provided that the total number of common shares under option shall not exceed the aggregate limit of 3,407,850 (as approved by members at the Annual General Meeting held on January 22, 1999) and, further provided, that the total number of shares to be reserved for issuance to any one person shall not exceed 5 percent of the issued and outstanding shares.  Shares in respect of which options have expired unexercised or have been cancelled and are no longer subject to being purchased pursuant to the terms of any option shall be available for further options under the Plan.  Options which were issued and outstanding on the date the Plan was established are included in the aggregate limit established.  A person is entitled to have one or more stock options outstanding at a time.

The exercise price per share shall be fixed by the Directors when such option is granted, provided that such price as is acceptable to the TSX.  In accordance with the Policies of the TSX Corporate Finance Manual, the exercise price must not be less that the Discounted Market Price, subject to a minimum price of Cdn. $0.10.

The names and titles of the directors, executive officers and employees to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at December 20, 2004.  The exercise prices of the stock options are stated in Canadian dollars.

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

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

ThrillTime is a publicly-owned corporation, the majority of the common shares  are owned by persons resident outside of the United States.  To the best of our knowledge, the Company is not directly owned or controlled by another corporation or by any foreign government.

There are 20,007,297 common shares issued and outstanding and as at April 5, 2004 (the record date set for the Company’s Special Meeting held May 5,  2004),  3,447,188 shares were held by Cede & Co. and 13,124,636 shares were held by CDS & Co.  Automatic Data Processing, Inc., Investor Communication Services advised that there were 301 beneficial holders in the United States as of April 5, 1004.

To the best of our knowledge, no shareholders beneficially own, directly or indirectly, more than 5% of the issued shares. and  there are no voting arrangements with other shareholders of the Company.

B.

Related Party Transactions

Related Party Transactions

To the best of our knowledge, except for the ownership of our securities and the compensation described herein, none of the directors or executive officers, , or any associate or affiliate of such person, have had a material interest, direct or indirect, during the last fiscal year ended July 31, 2004 or in any proposed transaction which may materially affect us.

None of our executive officers or directors are indebted to us or were indebted to us during the fiscal year ended July 31, 2004

C.

Interests Of Experts And Counsel

Not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

Financial Statements

Attached to this annual report are consolidated financial statements audited by independent auditors and accompanied by an Auditors’ Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, consisting of the following:

(a)	Consolidated Balance Sheets as of July 31, 2004 and July 31, 2003;
(b)	Consolidated Statements of Operations and Deficit for the fiscal years ended July 31, 2004, 2003 and 2002;
(c)	Consolidated Statements of Cash Flows for the fiscal years ended July 31, 2004, 2003 and 2002; and
(d)	Notes to Consolidated Financial Statements

Legal Claims

To the best of our knowledge, were not subject to any active or pending material legal proceedings or claims against us or any of our properties other than ordinary routine litigation incidental to our business.  However, from time to time, we may become subject to claims and litigation generally associated with any business venture.  In addition, attractions sold by us and the operation of those attractions are subject to risks of accident and injury and possible violations of environmental noise and other government regulations, some of which cannot be fully covered by insurance or other strategies.

Dividend Policy

No dividends have been declared or paid on our common shares since incorporation and it is not anticipated that any dividends will be declared or paid in the immediate or foreseeable future.  Any decision to pay dividends will be made by the board of directors on the basis of our earnings, financial requirements and other conditions existing at such future time.

B.

Significant Changes

Subsequent to July 31, 2004, the following events have occurred:

(a)

On September 1, 2004, we announced in a press release that negotiations with Crates Thompson Capital to acquire the shares and/or assets of Skycoaster, Inc. and Superstar Dragsters, Inc. were terminated (see Item 5 B Liquidity and Capital Resources).

(b)

As a party to the proposed transaction with Crates Thompson Capital, the secured debenture holder agreed to the deferment of the scheduled quarterly payments of $261,319 since May 2003 and, as of November 25, 2004, we are in arrears to the secured debenture holder in the amount of approximately $1.8 million.

(c)

We are currently negotiating to restructure our obligations under the Top E® Settlement Agreement under which we have proposed that the holder of this obligation accept a cash settlement or assume our interests in Superstar Dragsters, Inc. in consideration of our obligations.

(d)

We are currently in default on and negotiating to restructure our obligations under our $60,000 Promissory Note in its effort to settle this debt.  As at December 20, 2004, no settlement has been reached.

(e)

In order to ensure that the continuity of our business operations and retain our employees, in September 2004, our board of directors authorized and we agreed to prepay certain of our contractual obligations, including salaries of approximately $78,000.

(f)

Our general liability insurance policy expired on July 31, 2004 and we were granted monthly extensions to October 31, 2004.  Due to the uncertainty, timing and nature of our current financial condition and operations, we were unable to secure a general liability insurance policy.  Effective as of November 1, 2004, we no longer have a general liability insurance policy.

(g)

On December 15, 2004, we announced that Mr. Frank Deacon resigned as a director to allow Mr. Deacon more time to concentrate on his own day to day responsibilities in his present occupation.  Mr. Ben Catalano was appointed to the Board to replace Mr. Deacon until the next Annual General Meeting.

(h)

As part of its overall restructuring activities, on December 15, 2004, we announced that Ralph Proceviat, Chairman of the Board, President and CEO and Sherrill Cyr, Director and Corporate Secretary, will be stepping down as directors and officers, effective as of December 31, 2004.  The Board of Directors are currently searching for a replacements of Mr. Proceviat and Ms. Cyr

ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

There is no offering of securities contemplated herein.

Nature of Trading Market

Our shares of common stock trade on the TSX Venture in Canada and are quoted on the OTCBB in the United States.

The following tables set forth the reported annual high and low market prices of our common shares on the designated exchanges for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and subsequent first quarter (c) for the last six months ending November 30, 2004.

Five Most Recent Fiscal Years

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2004	.06	.03	.05	.01
2003	.14	.01	.06	.01
2002	.10	.01	.04	.01
2001	.30	.05	.12	.021
2000	.75	.11	.55	.06

Quarterly Periods

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2004
First Quarter Ended October, 31, 2004	.04	.03	.028	.01
Fourth Quarter Ended July 31, 2004	.04	.03	.02	.01
Third Quarter Ended April 30, 2004	.06	.03	.05	.02
Second Quarter Ended January 31, 2004	.05	.03	.04	.011
First Quarter Ended October 31, 2003	.04	.03	.015	.011
2003
Fourth Quarter Ended July 31, 2003	.04	.03	.04	.011
Third Quarter Ended April 30, 2003	.10	.05	.041	.021
Second Quarter Ended January 31, 2003	.14	.01	.06	.01
First Quarter Ended October 31, 2002	.05	.02	.02	.005

Six Most Recent Months

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
November 2004	.04	.03	.024	.024
October 2004	.03	.03	.025	.025
September 2004	.04	.03	.028	.010
August 2004	.03	.03	.015	.010
July 2004	.04	.03	.010	.010
June 2004	.03	.03	.015	.010

The closing price of our common shares on December 20, 2004 was CDN$0.03 on TSX Venture and US$0.019 on the NASD OTCBB.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Incorporation

ThrillTime was incorporated on August 29, 1988, as a British Columbia corporation under the name Aramis Ventures Ltd. under Certificate of Incorporation number 350733.  In 1992,  under new management, we changed the nature of our business from mineral exploration to designing, manufacturing and marketing amusement park rides.  We discontinued all of its mineral exploration activities in connection with its change of business.  On April 5, 1994, we changed our name to Newera Capital Corporation.  On August 12, 1997, we changed our name to ThrillTime Entertainment International, Inc.  The memorandum of the Company was amended on January 22, 1999 to increase the authorized capital from 50,000,000 to 100,000,000 shares without par value (“Common Shares”).

Objects and Purposes of the Company

The Memorandum of the Company places no restrictions upon our objects and purposes.

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

- the Securities Act by either the British Columbia Securities Commission or the executive director, or

- the Mortgage Brokers Act by either the Commercial Appeals Commission or the registrar,

unless the commission, the executive director or the registrar, whichever is applicable, otherwise orders, or unless five years have elapsed since the cancellation of the registration.

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

Section 130 of the Company Act provides that the office of director shall be vacated if the director: (i) resigns his office by notice in writing delivered to the registered office of the Company; (ii) is convicted of an indictable offence and the other directors shall have resolved to remove him; or (iii) ceases to be qualified to act as a director pursuant to the Company Act.  In addition, the Company may be special resolution remove any director before the expiration of his period of office, and may by an ordinary resolution appoint another person in his stead.

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

C.

Material Contracts

Letter of Intent

On January 23, 2004, we entered into a letter of intent with Crates Thompson Capital, Inc. (“CTC”) and S&S Worldwide, Inc. (“S&S”), under which CTC agreed to acquire certain assets and S&S agreed to acquire all of the outstanding shares of Skycoaster, Inc. and Superstar Dragsters, Inc.  On September 1, 2004 we announced that negotiations with CTC and S&S were terminated (see Item 5 B Liquidity and Capital Resources).

Satisfaction and Release Agreement

On January 23, 2003, we entered into a Satisfaction and Release Agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”) to satisfy and discharge all of our obligations through a combination payment of cash and common shares. The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares at $1.11 per share on December 31, 2002.  Under the terms of the agreement, we agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.  $60,000 of the $120,000 was paid on January 23, 2003 and we signed a promissory note for the remaining $60,000 whereby the principal amount together with interest was to be paid in four monthly installments commencing July 31, 2003.  We did not meet our payment obligations and the promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

Amendment to Settlement Agreement

In May, 2004, we negotiated an amendment to the Top E® Settlement Agreement payment schedule whereby commencing June 1, 2004, the monthly payments to retire the full amount of the principal and interest outstanding amounting to $202,660 was decreased to $4,995 from $11,825.  The unpaid amount bears interest at the rate of eight and one half percent per year payable over a period of forty-eight months.  We have the option to pay off this debt by making a payment of $140,000 on or before January 1, 2005.  The security interest in ten Top ® dragsters   in favor of the third party, along with the option to acquire two Skycoaster at cost and royalty free, remain with the third party until such time as the debt is retired in full.  We defaulted on this obligation.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Company for a shareholder of the Company who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Company as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisors.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold Common Shares; or (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holder who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention.  An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is not a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  Accordingly, the Company believes that it should be a QFC.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its QFC status or that the Company will be a QFC for the current or any future taxable year.  If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  ).  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of the foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income.  “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the  “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company.  The Company does not believe that it has previously been, or currently is, a FPHC.  The FPHC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

Foreign Investment Company

The Company generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a “management company” or a “unit investment trust” or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain).  The Company does not believe that it has previously been, or currently is, a FIC.  The FIC rules are repealed for tax years of foreign corporations beginning after December 31, 2004 (and for tax years of U.S. Holders with or within which such tax years of foreign corporations end).

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the  “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended July 31, 2004.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.U.S.

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

G.

Statements by Experts

Not Applicable.

H.

Documents on Display

Any documents referred to above can be viewed at our principal executive office at 322-4585 Canada Way, Burnaby, British Columbia, V5G 4L6.  All of the documents referred to above are in English.

I.

Subsidiary Information

Not Applicable.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial results are quantified in United States dollars and a majority of our obligations and expenditures with respect to our operations are incurred in United States dollars.  In the past, we have raised equity funding through the sale of securities denominated in Canadian dollars, and we may in the future raise additional equity funding denominated in Canadian dollars.  It is anticipated that any future debt financings would be in United States dollars.  We do not believe we currently have any materially significant market risks relating to our operations resulting from foreign exchange rates.  However, if we enter into financings or other business arrangements denominated in a currency other than the United States dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that could be significant.

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

During the period covered by this annual report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ralph Proceviat qualifies as an “audit committee financial expert” as defined by the rules of the SEC.  Mr. Proceviat is a current member of the Canadian Institute of Chartered Accountants and the British Columbia Institute of Chartered Accountants.  Mr. Proceviat earned his Chartered Accountant designation in 1979.  He graduated from the University of British Columbia, Canada with a Bachelor of Commerce, majoring in Accounting and Management Information Systems.  Mr. Proceviat does not qualify as an independent director under the criteria set forth in Rule 10A-3 and NASD Rule 4350(d) and 4200 related to independent directors serving on audit committees of Nasdaq National Market listing companies.

ITEM 16B

CODE OF ETHICS

We adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  A copy of the  code of ethics is posted on our website at www.thrilltime.com.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP (“KPMG”) has served as our independent auditors since July 31, 1997.  The following table presents fees for services rendered by KPMG for fiscal 2004.

Description	Fees
	2004	2003
Audit fees	$41,097	$33,411
Audit-related fees	--
Tax	$11,208	$10,364
All other fees	--
Total	$52,305	$43,775

The Audit Committee has determined that the provision by KPMG of non-audit services to the Company in fiscal 2004 is compatible with KPMG’s maintaining its independence.  The Audit Committee approved all of the tax services provided by KPMG in 2004.

KPMG has informed the Company and the Audit Committee that they will not be standing for reappointment.

Audit Committee Preapproval Policy

Effective August 1, 2003, all services to be performed for us by KPMG must be preapproved by the Audit Committee or a designated member of the Audit Committee.  The Committee will annually review and preapprove the services that may be provided by the independent auditor without obtaining specific preapproval from the Committee. The Committee will revise the list of general preapproved services from time to time, based on subsequent determinations. The Committee does not delegate its responsibilities to preapprove services performed by the independent auditor to management.

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

AUDIT-RELATED SERVICES

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent auditor; provided that such services do not impair the independence of the auditor.

TAX SERVICES

The Committee believes that the independent auditor can provide certain Tax services to us such as tax compliance, tax planning and tax advice, without impairing the auditor’s independence.  However, the Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

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

PART III

ITEM 17

FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company as at July 31, 2004 and 2003 and for each of the years in the three year period ended July 31, 2004 have been reported on by KPMG LLP, Chartered Accountants. These financial statements have been prepared in accordance with Canadian GAAP.  Differences between Canadian GAAP and US GAAP are set forth in Note 14 to the financial statements.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.

ITEM 19

EXHIBITS

A.

Financial Statements

See Index to Financial Statements.

B.

Exhibits

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

By:  “Ralph Proceviat”

Ralph Proceviat, President

Date:  December        , 2004

Executed at Burnaby,

British Columbia, Canada

INDEX TO FINANCIAL STATEMENTS

Cover Page

F-1

Auditors’ Report to the Shareholders

F-2

Comments by Auditors for US Readers on Canada-US Reporting Difference

F-2

Consolidated Balance Sheets as at July 31, 2004 and 2003

F-4

Consolidated Statements of Operations and Deficit for each of the three years ended

July 31, 2004, 2003 and 2002

F-5

Consolidated Statements of Cash Flows for each of the three years ended July 31, 2004, 2003 and 2002

F-6

Notes to Consolidated Financial Statements for each of the three years ended

July 31, 2004, 2003 and 2002

F-7

FORM 51-901F

Annual Report

Incorporated as part of:

____x____ Schedule A

_________ Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC  V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:  (604) 294-8709

CONTACT PERSON:  Ralph Proceviat

CONTACT’S POSITION:  President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  July 31, 2004

DATE OF REPORT:  November 24, 2004

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

“Ralph Proceviat”

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

“Sherrill Cyr”

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

INDEPENDENT AUDITORS' REPORT
To the Shareholders of Thrilltime Entertainment International, Inc.

We have audited the consolidated balance sheets of Thrilltime Entertainment International, Inc. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of The Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended July 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
September 30, 2004, except as to note 15 which is as of November 24, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the Shareholders dated September 30, 2004, except as to note 15 which is as of November 24, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, Canada
September 30, 2004, except as to note 15 which is as of November 24, 2004

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at July 31, 2004

	2004	2003

Assets

Current assets:
Cash and cash equivalents	$ 170,213	$ 202,943
Accounts receivable	307,178	378,055
Income taxes recoverable	38,000	–
Inventories (note 3)	147,254	188,083
Prepaid expenses	45,752	19,772
	708,397	788,853

Capital assets (note 4)	17,206	22,373

Deferred financing costs	5,000	25,000

	$ 730,603	$ 836,226

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 499,089	$ 366,385
Income and other taxes payable	79,682	21,473
Current portion of long-term debt (note 6)	2,570,749	2,952,240
	3,149,520	3,340,098

Long-term debt (note 6)	150,463	–
	3,299,983	3,340,098

Shareholders’ deficiency:
Share capital (note 7):
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus (note 7(b))	505,236	505,236
	8,306,359	8,306,359

Deficit	(10,875,739)	(10,810,231)
	(2,569,380)	(2,503,872)

	$ 730,603	$ 836,226

Continuing operations (note 1)

Commitments and contingencies (note 13)

On behalf of the Board:

“Ralph Proceviat”

Director

    “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Operations and Deficit

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

	2004	2003	2002

Product sales	$ 683,725	$ 963,749	$ 1,678,899

Cost of sales	426,236	592,897	1,110,444

Gross margin	257,489	370,852	568,455

Royalty revenue	1,007,774	1,024,889	982,547
Other revenue	51,848	261,166	299,650
	1,317,111	1,656,907	1,850,652
Operating expenses:
General and administration	984,517	1,285,377	1,372,424
Marketing and selling	28,685	37,178	56,984
Research and development	15,726	11,210	9,053
	1,028,928	1,333,765	1,438,461

Operating income (loss) before interest expense, income taxes, amortization, and under noted	288,183	323,142	412,191

Interest expense net of interest income	347,295	513,792	676,054
Amortization of capital assets	5,704	44,318	103,326
Amortization of patent rights	–	1,005,160	1,664,946
Write-down of assets, legal and other costs (note 8)	–	1	331,000
Gain on settlement of convertible securities (note 6(a))	–	(6,116,246)	–
	352,999	(4,552,975)	2,775,326

Income (loss) before income taxes	(64,816)	4,876,117	(2,363,135)

Income tax expense (note 9)	692	57,124	80,031

Net income (loss) for the year	(65,508)	4,818,993	(2,443,166)

Deficit, beginning of year	(10,810,231)	(15,629,224)	(13,186,058)

Deficit, end of year	$ (10,875,739)	$(10,810,231)	$(15,629,224)

Earnings (loss) per share (note 7(e))	$ (0.003)	$ 0.26	$ (0.14)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

	2004	2003	2002

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (65,508)	$ 4,818,993	$ (2,443,166)
Items not involving cash:
Amortization of capital assets	5,704	44,318	103,326
Amortization of patent rights	–	1,005,160	1,664,946
Amortization of deferred financing costs	20,000	47,206	85,297
Amortization of deferred gain (note 6(a))	–	(62,697)	(150,475)
Gain on settlement of convertible securities (note 6(a))	–	(6,116,246)	–
Gain on disposal of capital assets	(270)	–	–
Gain on disposal of Skycoaster® (note 4)	–	(175,000)	–
Loss on disposal of capital asset	–	6,173	–
Stock compensation	–	9,855	–
Non-cash interest on convertible securities	–	189,320	452,220
Write-down of inventory	–	–	331,000
Write-down of investment	–	1	–
Cash flows from (used in) operations	(40,074)	(232,917)	43,148
Change in non-cash operating working capital:
Accounts receivable	70,877	18,775	254,516
Income taxes recoverable	(38,000)	–	–
Inventories	40,829	(15,351)	190,194
Prepaid expenses	(25,980)	(1,647)	1,272
Accounts payable and accrued liabilities	132,704	153,782	(692,892)
Customers deposits	–	–	(25,000)
Income and other taxes payable	58,209	(33,775)	(36,487)
Cash flows from (used in) operating activities	198,565	(111,133)	(265,249)

Cash flows from (used in) financing activities:
Repayment of long-term debt	(231,028)	(184,562)	(557,153)
Issuance of common shares	–	65,859	–
Cash flows from (used in) financing activities	(231,028)	(118,703)	(557,153)

Cash flows from (used in) investing activities:
Capital assets	(867)	(7,950)	(3,853)
Proceeds on disposal of capital assets	600	–	–
Proceeds on disposal of Skycoaster®	–	175,000	–
Cash flows from (used in) investing activities	(267)	167,050	(3,853)

Decrease in cash and cash equivalents	(32,730)	(62,786)	(826,255)

Cash and cash equivalents, beginning of year	202,943	265,729	1,091,984

Cash and cash equivalents, end of year	$ 170,213	$ 202,943	$ 265,729

Supplementary cash flow information (note 10)

See accompanying notes to the consolidated financial statements.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Consolidated Financial Statements

(Expressed in U.S. Dollars)

Years ended July 31, 2004, 2003 and 2002

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2004, the Company had a working capital deficiency of $2,441,123, shareholders’ deficiency of $2,569,380, was non-compliant with terms in certain debt instruments (note 6) and generated a loss in the current fiscal year.  Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions. As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

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

2. Significant accounting policies:
(a) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which are substantially in accordance with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 14.

(b) Cash and cash equivalents:
Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments with a term to maturity of three months or less on acquisition.
(c) Inventories:
Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.
(d) Capital assets:
Capital assets are recorded at cost and are amortized over their remaining estimated useful economic life as follows:

Asset	Method and rate

Equipment	Declining-balance basis at between 20% and 30% per annum
Skycoasters®	Straight-line basis over the term of their operating agreements (3-5 years)

(e) Deferred financing costs:

Deferred financing costs relate to the issuance of convertible securities during 1998 and the secured loan during fiscal 2000 (note 6). These costs are being amortized to interest expense over the terms of the respective debt instruments.

(f) Patent rights:

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

(g) Stock based compensation:

Effective August 1, 2002, the Company adopted, on a prospective basis, the standard in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  The new standard requires the Company to account for direct share awards and grants of options to non-employees using the fair value method of accounting for stock-based compensation.  Options granted to employees and directors will be accounted for using the intrinsic value method of accounting for stock-based compensation.  Accordingly, no compensation cost has been recognized for such grants of options to employees and directors, as the exercise price is equal to the market price of the stock on the grant date.

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

The Company issues shares and share options under its share-based compensation plans as described in note 7(c).  Any consideration paid by employees on exercise of the share options or purchase of shares is credited to share capital.

(h) Translation of foreign currencies:

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

(i) Revenue recognition:

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sales of parts, are recorded at the time of delivery.

(j) Income taxes:

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

(k) Use of estimates:

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

(l) Earnings per share:

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

(m) Comparative figures:
Certain of the prior years comparative figures have been reclassified to conform with the presentation adopted for the current year.
3. Inventories:

	2004	2003

Top Eliminator:
Spare parts	$128,511	$155,535

Skycoaster:
Spare parts	18,743	32,548

	$147,254	$188,083

4. Capital assets:

			2004	2003
		Accumulated	Net book	Net book
	Cost	Amortization	Value	Value

Equipment	$127,802	$110,596	$17,206	$22,373
Skycoasters	112,089	112,089	−	–

	$239,891	$222,685	$17,206	$22,373

Cost of equipment as of July 31, 2003 was $132,483 and cost of Skycoasters as at July 31, 2003 was $112,089. Accumulated amortization at July 31, 2003 was $110,110 and $112,089, respectively.  During fiscal 2003 the Company sold one of the previously leased Skycoasters.

5. Patent rights:
The continuity of patents rights is as follows:

Cost of patent rights acquired during fiscal 1998	$12,024,599
Purchase price adjustments	(1,294,522)
Amortization	(3,989,680)
Write-down during fiscal 1999	(2,405,344)

Balance at July 31, 2000	4,335,053
Amortization	(1,664,947)

Balance at July 31, 2001	2,670,106
Amortization	(1,664,946)

Balance at July 31, 2002	1,005,160
Amortization	(1,005,160)

Balance at July 31, 2004 and 2003	$−

6. Long-term debt:

              2004                     2003

Note payable bearing interest at 5% per annum (note 6(a))	$60,000	$60,000

Amount due for settlement agreement (note 6(b))	195,515	235,573

Non-convertible secured loan bearing interest at 10.5% per annum (note 6(c))	2,465,697	2,656,667
	2,721,212	2,952,240

Less current portion of long-term debt	(2,570,749)	(2,952,240)

	$150,463	$–

(a) Note payable:

On January 23, 2003, the Company reached an agreement with the holder of a $5,950,000 convertible debenture (the “Debenture”), explained in detail in note 7(b) of the audited July 31, 2003 financial statements, to satisfy and discharge all of the Company’s obligations through a combination of cash and common shares of the Company.  The Debenture, including accrued interest, was to have automatically converted into 6,368,247 common shares of the Company at $1.11 per share on December 31, 2002.  If the full conversion had taken place, the Debenture holder would have held a block of shares representing 26.68% of the post conversion shares of 23,872,744 common shares, (consisting of the pre-conversion number of shares outstanding of 17,504,497 plus the conversion shares of 6,368,247).  At the time of the settlement, the potential 26.68% holdings of the Debenture holder was reduced to 3.7% of the then 20,007,297 outstanding common shares.

Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay  $120,000 in cash and issue 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation.  $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest was to be paid in four monthly installments commencing July 31, 2003.

The Company did not meet its payment obligations and the promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

The effect of the settlement as at January 23, 2003 was as follows:

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

(b) Amount due for settlement agreement:

During fiscal 2000, the Company renegotiated the terms and conditions of an October 1998 Settlement Agreement with a third party relating to the acquisition and further development of an improved amusement park dragster concept and ride. The 1998 Settlement Agreement, explained in detail in note 7(b) of the Company’s audited July 31, 2003 financial statements, provided for a Share Price Differential associated with common shares and stock options issued to and excercised by the third party.  As part of this settlement, the Company agreed to pay the third party a total of $750,000, which was accrued as at July 31, 1999, in installments during the period to August 1, 2003, and granted the third party an option to acquire two Skycoasters at the Company’s cost. The parties also agreed to cancel the 500,000 unexercised stock options and eliminate the previous terms regarding the Share Price Differential and all other terms and conditions relating to the original Agreement.

On August 1, 2001, the Company paid $200,000 to the third party and on June 28, 2002 renegotiated the remaining $250,000 that was due on or before March 31, 2002. The Company agreed to pay the principal sum of $260,135, which included legal fees, bearing interest at the rate of 8.5%, amortized over a period of twenty-four months, in equal monthly payments of $11,825 beginning August 1, 2002. The Company granted to the third party security interest in ten Top Eliminator dragsters (individual vehicles). In addition to the $260,135, as part of the settlement, $100,000 was  due and payable August 1, 2003.

In May 2004, the Company  negotiated an amendment to the payment schedule whereby commencing June 1, 2004, the monthly payments to retire the full amount of the principal and interest outstanding amounting to $202,660  was  decreased to $4,995 from $11,825. The unpaid amount bears interest at the rate of eight and one half percent (8.5%) per year payable over a period of forty-eight (48) months.  The Company has an option to pay off this debt by making a payment of $140,000 on or before January 1, 2005.

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

As at July 31, 2004 the Company has not been in a position to make the scheduled May 15, 2003, August 15, 2003, November 15, 2003, February 15, 2004, May 15, 2004 payments totaling $1,306,595 and therefore the entire balance of the loan is due on demand and classified as a current liability.  As at July 31, 2004, in its efforts to eliminate this debt, the Company is seeking a buyer(s) for the shares and /or assets of Skycoaster, Inc. and continues to receive co-operation from the lender who has not yet demanded repayment of the loan.

7. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:

	Number of shares	Amount

Balance at July 31, 2000, 2001 and 2002	17,504,497	$7,905,999

Issued for cash:
Private placement	2,000,000	65,859
Issued pursuant to discharge of convertible securities (note 6(a))	750,000	832,500
Treasury shares cancelled	(247,200)	(1,003,235)

Balance at July 31, 2004 and 2003	20,007,297	$7,801,123

During fiscal 2003, the Company cancelled 247,200 shares held in treasury with a stated value of $1,003,235.

As a result of the discharge of the convertible debenture (note 6(a)), the Company recognized an increase in contributed surplus of $495,831 which represents a settlement of the equity component of the debenture at an assigned value of $nil.

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

The continuity of stock options for fiscal 2004 is as follows:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2003	Granted	Exercised	Cancelled	2004

11/25/05	Cdn. $0.10	1,900,000	–	–	–	1,900,000
12/31/05	Cdn. $0.16	300,000	–	–	(300,000)	–
		2,200,000	–	–	(300,000)	1,900,000
Weighted average exercise prices (Cdn. $)		$0.11	$–	$–	$(0.16)	$0.10
Number of options exercisable						1,172,850

The summary continuity of stock options for fiscal 2003 is as follows:

	July 31,			Expired or	July 31,
	2002	Granted	Exercised	Cancelled	2003

	1,030,000	2,075,000	–	(905,000)	2,200,000
Weighted average exercise prices (Cdn. $)	$0.19	$0.10	$–	$(0.20)	$0.11

The summary continuity of stock options for fiscal 2002 is as follows:

	July 31,			Expired or	July 31,
	2001	Granted	Exercised	Cancelled	2002

	1,235,000	300,000	–	(505,000)	1,030,000
Weighted average exercise prices (Cdn. $)	$0.60	$0.16	$–	$(1.15)	$0.19

As outlined in note 2(b), the Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employees’ stock-based compensation.  As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.  However, since no options were granted in 2004 and all outstanding options were fully vested as at July 31, 2003, there is no need for pro forma disclosure.

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

Options issued in 2003 had a weighted fair value of Cdn. $0.10 per share.  The fair value was determined using the Black-Scholes valuation model using the following weighted average assumptions:

Expected life	2.94
Expected dividend	Nil
Expected volatility	269%
Risk-free interest rate	10.5%

(d) Share purchase warrants:

Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2003	Warrants Issued	2004

01/20/05	Cdn. $0.10	Cdn. $200,000	–	Cdn. $200,000

Summary of share purchase warrants for fiscal 2003 is as follows

July 31,	Number of	July 31,
2002	Warrants Issued	2003

Cdn. $–	2,000,000	Cdn. $200,000

On January 20, 2003, the Company completed a private placement for 2,000,000 shares.  Each share includes one share purchase warrant exercisable at Cdn. $0.10 per share until January 20, 2004.  All securities issued in connection with this transaction are subject to a one-year hold period and cannot be sold or transferred until January 20, 2004.  On January 9, 2004, the Company received approval from the TSX Venture Exchange to extend the warrant exercise period from January 20, 2004 to January 20, 2005.

There were no share purchase warrants outstanding for fiscal 2002.

(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year of 20,007,297 (2003 – 18,679,000; 2002 – 17,257,297). Diluted loss per share does not differ from basic loss per share as all potential common shares are anti-dilutive.

8. Write-down of assets, legal and other costs:
The Company incurred the following costs in connection with restructuring various agreements and assessing the carrying value of its assets:

	2004	2003	2002

Write-down of Top Eliminator inventory	$−	$−	$331,000
Write-down of investment in Malibu	–	1	–
	$–	$1	$331,000

9. Income taxes:
The income tax rate for the years ended July 31, 2004, 2003 and 2002 varied from the basic federal and British Columbia provincial income tax rate as follows:

	2004	2003	2002

Basic rate	(36.4)%	38.4%	(39.4)%
Benefit of previously unrecognized losses	(77.0)%	–	–
Tax benefits of losses not recognized	41.2%	1.4%	11.37%
Foreign taxes differing from basic rate	(5.4)%	–	0.48%
Gain on settlement of convertible securities not taxable	−	(47.5)%	−
Withholding taxes on inter-corporate interest	64.7%	0.50%	0.45%
Amortization of patent rights not tax deductible	–	7.22%	25.46%
Other	14.0%	1.18%	3.64%

Effective rate	1.1%	1.2%	2.0%

Income tax expense(recovery) comprises the following:
United States federal and state income taxes	$(41,274)	$3,146	$49,991
Withholding taxes	41,966	53,978	30,040
	$692	$57,124	$80,031

The tax effect of the temporary differences that give rise to future tax assets and future tax liabilities are presented below:

	2004	2003
Future income tax assets
Tax loss carry forwards	$408,795	$331,878
Unpaid interest	162,316	110,975
Capital assets	125,343	171,503
Other	14,560	–
Total gross future income tax assets	711,014	614,356
less: valuation allowance	(709,193)	(612,396)
Total future income tax assets	1,821	1,960
Total future income tax liability	(1,821)	(1,960)
	$-	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

At July 31, 2004, the Company has non-capital losses carried forward for tax purposes totaling approximately $1,186,040 which are available to reduce taxable income of future years in the amount of $230,326 in Canada and $955,714 in the United States. The losses in Canada expire commencing in 2010 and in the United States commencing in 2018 through 2024.

10. Supplementary cash flow information:
Supplementary cash flow disclosure and non-cash financing and investing activities are as follows:

	2004	2003	2002
Interest paid	$–	$228,380	$295,067
Income taxes paid	–	54,608	59,818
Non-cash financing activities:
Share issued on settlement of convertible securities	−	$832,500	−

11. Financial instruments:
(a) Fair value:

As at July 31, 2004 and 2003, the carrying amounts of the Company’s current financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying amount of long-term debt approximates its fair value due to the fact that the Company is in default on repayments and the lender may demand repayment.

(b) Concentration of credit risk:

There are no sales of amusement rides for the year ended July 31, 2004.  In 2003 one ride sale customer accounted for 22% of all product sales and in 2002 two ride sale customers accounted for 46%. As at July 31, 2003, the customer was not indebted to the Company but in 2002 accounts receivable from the two customers represented the following percentage of total assets (2002 – 1%; 2001 – 8%).  Management utilizes established credit policies to mitigate this risk.

12. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location is as follows:

	Outside U.S.	U.S.	Total
2004:
Revenues including interest income	$213,398	$1,530,074	$1,743,472
Income(loss) for the year	(594,663)	529,155	(65,508)
Identifiable assets	152,349	578,254	730,603

2003:
Revenues including interest income	$227,663	$2,022,856	$2,250,519
Loss for the year	4,796,274	22,719	4,818,993
Identifiable assets	49,289	786,937	836,226

2002:
Revenues including interest income	$239,528	$2,737,529	$2,977,057
Loss for the year	(1,148,877)	(1,294,289)	(2,443,166)
Identifiable assets	101,298	1,894,399	1,995,697

13. Commitments and contingencies:
In addition to the commitments and contingencies disclosed elsewhere in these financial statements, the Company has the following commitments:
(a) The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2005	$42,688
2006	4,495
2007	4,231
2008	1,057
2009	–
$52,471

(b)

Due to the nature of the Company's business, and the potential personal injury lawsuits and claims against the park operators and the Company as a manufacturer, the Company carries general liability insurance, which provides coverage of up to a general aggregate limit of $1 million (2003 - $1 million) per loss occurrence with a self-insured retention of $25,000 (2003 - $25,000).  Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about such matters, the Company's estimates of the outcome of such matters and its experience in contesting, litigating and settling similar matters.  However, should the claim be settled for amounts in excess of the established reserves, such costs will be charged to operations as incurred.  None of the actions known to management are believed to involve amounts that would be material to the Company's consolidated financial position, operations, or liquidity.

14. Differences between Canadian and United States generally accepted accounting principles:
Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following:
(a) Presentation of gross margin and operating income (loss):

Under U.S. GAAP, the inventory write-down of $nil (2003 - $nil, 2002 – $331,000) would be included in cost of sales and the amortization of capital assets of $5,704 (2003 - $44,318, 2002 - $103,326), amortization of patent rights of $nil (2003 - $1,005,160, 2002 - $1,664,946), the write-down of other assets, legal and other costs of $nil  (2003 - $1, 2002 - $nil) would be included in operating expenses.  These differences are summarized as follows:

	2004	2003	2002

Gross margin under Canadian GAAP	$257,489	$ 370,852	$568,455
Write-down of Top Eliminator inventory	-	–	(331,000)

Gross margin under U.S. GAAP	$257,489	$ 370,852	$237,455

	2004	2003	2002

Operating income (loss) under Canadian GAAP	$288,183	$ 323,142	$412,191
Amortization of capital assets	(5,704)	(44,318)	(103,326)
Amortization of patent rights	–	(1,005,160)	(1,664,946)
Write-down of other assets, legal and other costs	–	1	–

Operating income (loss) under U.S. GAAP	$282,479	$(726,335)	$(1,356,081)

(b) Impairment of long-lived assets:

Under U.S. GAAP, the $2,405,344 write-down of patent rights in 1999 would have been calculated using discounted estimated future cash flows.  Under such calculation methods, using a discount rate of 10%, an additional provision of $1,245,202 would have been recorded.  In fiscal 2000 and future years, this difference would reduce amortization of patent rights for U.S. GAAP purposes.  In fiscal 2003, the patents rights were fully amortized.  As such, no difference exists in fiscal 2004.

(c) Convertible securities:

Under Canadian GAAP, convertible securities are split into their liability and equity components based on their fair values at the time of issuance. Subsequent to initial recognition, the implied debt discount is recognized as additional interest expense over the term to maturity. Under U.S. GAAP, the intrinsic value of the embedded beneficial conversion feature of convertible securities issued with a non-detachable conversion feature that are in-the-money at the date of issuance is allocated to additional paid in capital. The amount allocated is to be accounted for as additional interest expense over the minimum period in which the holder can realize its return. The beneficial conversion option on the convertible debt described in note 6(a) at the date of its issuance was $975,000. The deemed discount attributable to this beneficial conversion option was amortized to interest expense over the period to the first conversion date.

As a result of these differences and settlement of the convertible securities as at January 23, 2003 (note 6(a)), under U.S. GAAP, convertible securities in long-term debt as at July 31, 2004 would be $nil (2003 - $nil), equity component of convertible debentures as at July 31, 2004 would be $nil (2003 - $nil), the value of share capital issued on conversion of convertible securities in 1999 would be increased by $9,000, interest expense for the year ended July 31, 2004 would decrease by $nil (2003 - $48,941, 2002 - $95,820), the contributed surplus from the discharge component of the convertible securities for the year ended July 31, 2004 would increase by $479,619 (2003 - $479,619)  and deficit at July 31, 2004 would increase by $479,619 (2003 - $479,619).

Differences affecting the Company’s financial statements are summarized as follows:

	2004	2003	2002

Income (loss) for the year under Canadian GAAP	$(65,508)	$4,818,993	$(2,443,166)
Reduction in amortization of patent rights	–	208,604	345,533
Interest expense adjustments for equity component of convertible securities	–	48,951	95,820

Income (loss) for the year under U.S. GAAP	$(65,508)	$5,076,538	$(2,001,813)

Earnings (loss) per share under U.S. GAAP	$(0.003)	$0.27	$(0.15)

	Under Canadian GAAP	Adjustments to reconcile to U.S. GAAP	Under U.S. GAAP

2004
Issued share capital	$7,801,123	$9,000	$7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of the year	(10,810,231)	(479,619)	(11,289,850)

Income (loss) for the year	(65,508)	–	(65,508)

Deficit end of year	(10,875,739)	(479,619)	(11,355,358)

Shareholders’ deficiency	$(2,569,380)	$9,000	$(2,560,380)

2003
Issued share capital	$7,801,123	$9,000	$7,810,123
Contributed surplus	505,236	479,619	984,855
	8,306,359	488,619	8,794,978

Deficit beginning of the year	(15,629,224)	(737,164)	(16,366,388)

Income for the year	4,818,993	48,941	5,076,538
		208,604

Deficit end of year	(10,810,231)	(479,619)	(11,289,850)

Shareholders’ deficiency	$(2,503,872)	$9,000	$(2,494,872)

15. Subsequent Events:

The Company’s general liability insurance policy expired on July 31, 2004 and the Company was granted monthly extensions to October 31, 2004.  As of  November 24, 2004, the Company has been unable to put a new insurance policy in place.

FORM 61

Quarterly Report

Incorporated as part of:                             Schedule A

                                                                 x Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way

                                    Burnaby, BC

                                    V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:        (604) 294-8709

CONTACT PERSON:              Ralph Proceviat

CONTACT’S POSITION:        President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  July 31, 2004

DATE OF REPORT:  November 24, 2004

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

Ralph Proceviat

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

Sherrill Cyr

04/11/24

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2004

Refer to financial statements and notes in Schedule A.  Supplemental disclosure is as follows:

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Cost of sales:

Cost of sales totals $426,236, which includes parts and components.

Operating expenses:

General and Administrative expenses amounted to $984,517 for the year and includes $244,779 for general liability insurance, $68,060 for legal fees,  $48,723 for accounting and audit, $87,156 for rent, $419,407 for wages, benefits and consulting fees and the remaining $116,392 for travel, telephone and office expenses.

Marketing and selling expenses totaling $28,685 includes $5,850 for shareholder communications, $2,800 for advertising and promotion of the Company’s attractions and $20,035 for the annual IAAPA trade show held in Orlando, Florida.

Interest expense:

Interest expense of $347,295 (net of interest income of $124) relates to a non-convertible secured loan.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the current fiscal year.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE YEAR

a)

No common shares were issued during the year.

b)

No stock options were granted during the year.

c)

No warrants were granted during the year.

SUMMARY OF SECURITIES AS AT JULY 31, 2004

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	July 31,
Date	Price	2003	Granted	Exercised	Cancelled	2004
10/31/05	Cdn $0.10	1,900,000	-	-	-	1,900,000
12/31/05	Cdn $0.16	300,000	-	-	(300,000)	-
		2,200,000	-	-	(300,000)	1,900,000

c)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	July 31,
Date	Price	2003	Warrants Issued	2004
01/20/05	Cdn. $0.10	2,000,000	-	2,000,000

d)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Schedule C: Management Discussion and Analysis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Year ended July 31, 2004

This Management’s Discussion and Analysis should be read in conjunction with the Company’s audited annual financial statements for the year ended July 31, 2004, which have been prepared on the basis of available information up to November 24, 2004.  This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc., through its subsidiary companies, Skycoaster, Inc. and Superstar Dragsters, Inc. (the “Company”), is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates revenue from the following sources:

a)	Sales of rides (including installation supervision);
b)	Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;
c)	Mandatory annual site certification revenue; and
d)	Sales of specific parts and services.

OUTLOOK

As at July 31, 2004 the Company had $170,213 in cash and short-term deposits compared to $202,943 as at July 31, 2003, a decrease of $32,730.  The Company’s outlook to pursue other opportunities outside of the amusement ride industry is dependent upon the outcome of discussions with its lenders and the resolution of issues pertaining to ongoing liabilities and risks associated with future operational matters.  Despite the fact that the long term debt was reduced by over 70% in the last two fiscal years, the Company has not been able to meet its debt servicing obligations associated with the debt related to the acquisition of Skycoaster, Inc. in 1999 and, as outlined in the section of this report entitled Debt Reduction and Management Program, is in arrears with a secured lender totaling approximately $1.8 million as at November 24, 2004. At this time, all lenders are co-operating with the Company in view of the efforts underway to liquidate and eliminate its debts.

As a consequence to the failed negotiations between Crates Thompson Capital,  disclosed in a press release issued September 1, 2004, management has been focused on preserving cash and managing its working capital while discussions with its lenders and potential buyers continues to takes place.

OPERATIONS – For the year ended July 31, 2004

Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the fiscal year ended July 31, 2004 were $1,743,472 compared to $2,250,519 for the comparable period a year earlier.  The 22.5% decline in product revenue is due in part to the continued sluggish US economy, lower attendance at parks, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales.

Gross margin for the fiscal year was $257,489 compared to $370,852 for the corresponding period a year ago due to lower product sales revenue. As a percentage of product sales, gross profit for the year came in at 37.7 % compared to 38.5% for the comparable period.

Royalty and other revenue for the year was $1,059,622, compared to $1,286,055 for the previous year due in part to lower ride revenue associated with lower attendance at the parks, and the fact that in 2003 the Company sold a Skycoaster® asset to a joint venture partner as part of a buy out option and the Company is now receiving royalty rather than joint venture revenue.

Operating Expenses

As a result of implementing cost cutting measures, general and administration expenses for the fiscal year ended July 31, 2004 were $984,517, compared to $1,285,377 for the corresponding fiscal year ended July 31, 2003, down $300,860, or 23%.  These expenses include $244,779 for insurance coverage, down $154,929 for the same period in 2003.  This decrease in insurance expense has resulted from management’s decision to not carry excess liability insurance coverage over the $1 million US primary coverage.   Management believes that the Company’s safety track record and risk management and safety compliance programs followed by it’s subsidiaries and their respective customers justifies its decision to reduce its overall coverage and related costs.  Also included in General and Administrative expenses are legal fees which amounted to $68,060, down $21,384 over the same period in 2003.  These fees primarily include costs associated with ongoing insurance claims and maintenance of the Company’s intellectual property (patents and trademarks).

Wages, benefits and consulting fees amounted to $419,407 down $58,916, or 12% from the previous fiscal year.  Due to the uncertainty, timing and nature of a yet to be determined financial settlement with the secured lender in terms of share vs. asset transaction, wages for August and September 2004 were paid to employees in advance and are included in prepaid expense at year end.  Rent, telephone and travel amounted to $122,976, down $29,546, or 19%.  Audit and regulatory fees were $59,013, down $15,063, or 20%.  The remaining $70,282 in General and Administrative expenses relate to general office expenditures, down $21,022, or 23% from the comparable period the previous year.

Marketing and selling costs for the fiscal year amounted to $28,685, down $8,493, or 23% from the same period a year ago.  Included in these costs is $5,850 for shareholder communications, $2,800 in advertising and promotion of the Company’s attractions and $20,035 for the annual IAAPA trade show held in Orlando, FL in November 2003.

Research and development costs of $15,726 for the fiscal year relate to costs incurred to explore new concepts for the existing rides, up $4,516 from the previous year.

Operating Income

Operating income, before interest expense, income taxes and amortization for the fiscal year end July 31, 2004 was $288,183 compared to an operating income of $323,142 for fiscal 2003.  This decrease was due primarily to the decline in product sales and other revenue.

Interest expense, net of interest income of $124 was $347,295, compared to interest expense of $513,792 for fiscal 2003. The decrease of $166,497 is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expense for fiscal 2004 of $5,704 relates to capital assets, compared to $44,318 for fiscal 2003.  The decrease is attributed to the sale of the Skycoaster® asset to a joint venture partner in the prior year.

Net Income

Net loss for the year ended July 31, 2004 was $65,508 or $0.003 loss per share, compared to a net income of $4,818,993 or $0.26 earnings per share for fiscal 2003.    Included in the $4,818,993 fiscal 2003 figure is a gain of $6,116,246 relating to the settlement reached with the convertible debenture holder on January 23, 2003.  Excluding the gain of $6,116,246, the net loss for the same period in 2003 was $1,297,253, or $0.07 loss per share.

Net cash flow used in operations for the period was $40,074 or $0.002 per share compared to $232,917 or $0.01 per share for the same period last year.

Capital Structure

As of November 24, 2004 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Debt Reduction and Management Program

In 1998, the Company issued convertible securities for $6 million to fund the initial portion of the acquisition costs of Skycoaster, Inc.  The same year, the Company entered into a Top E® Settlement Agreement associated with Superstar Dragsters, Inc.  In 1999, the remaining portion of the acquisition costs of Skycoaster was funded  by way of a $4 million secured debenture.

As a result of the continued pull back in capital spending by amusement and theme parks due to the sluggish global economy and the effects of September 11, 2001, coupled with the territorial constraints built into the existing licenses, the Company’s operating businesses have not been successful in generating sufficient cash flow from the sale of rides, parts and service and royalties to cover its debt service obligations associated with these debts.

Facing limited growth in new ride sales and a low share price due to the high level of debt, the Board of Directors implemented a plan to aggressively reduce and ultimately eliminate its debt entirely.   In fiscal 2003, as a key initiative in its debt reduction plan, the Company successfully negotiated the elimination of the $6 million convertible debenture. In fiscal 2004, the Company continued to work with the holder of the $4 million secured debenture and was successful in renegotiating the payment terms of the Top E® settlement agreement.  Several requests to the secured debenture holder to extend the amortization term of the Skycoaster acquisition loan to more closely match the expiry of the life of the patents have been turned down in favor of finding a buyer for the Company’s subsidiaries.

Summary of Debt as at:

	July 31, 2004	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	-	455,439
6% implicit interest on convertible securities	-	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	-	(55,381)
	-	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	-	62,697
Unsecured promissory note bearing interest at 18% per annum	60,000	60,000	-
Amount due for Settlement Agreement bearing interest at 8.5% per annum	195,515	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,656,667	2,656,667
	$2,721,212	$2,952,240	$9,958,925

Even with a 73% drop in its overall debt from its July 31,2002 level, in its desire to clean up the Company’s balance sheet and strengthen its financial position for future growth, further debt reduction was required and the Board of Directors made a decision to seek out partners or buyers for its two subsidiary companies, preferable as one package since the operations, product knowledge and customer care are currently shared between the two.  In order to cure the defaults with its lenders, the Company, with the support of the lenders, approached a number of parties about acquiring the shares and assets of Skycoaster, Inc. and Superstar Dragsters, Inc.

On January 22, 2004, a Letter of Intent was entered into between the Company and Crates Thompson Capital (“CTC”) and S&S Worldwide, Inc. The original terms included the sale of shares of both Skycoaster, Inc. and Superstar Dragsters, Inc. and a seven year revenue share tied to future sales, related royalties and parts and service revenue.

As disclosed in a press release dated March 10th, 2004, CTC exercised its option to re-structure the deal as an acquisition of assets vs. shares of both companies.  It was on the basis that if all of the Company’s obligations were ultimately taken care of and the revenue earnout component remained intact, management would and did proceed with obtaining interim approval from its lead lender, shareholder approval at an extraordinary meeting held May 5, 2004 and conditional approval from the TSX Venture Exchange.  However, after receiving draft definitive agreements it was clear that more extensive negotiations and due diligence were required to ensure the Company was not left with an overhang of debt and liabilities relating to both companies.

On May 13, 2004, CTC informed the Company that it was now not prepared to assume Superstar’s debt and wanted the asset purchase of Superstar backed out of the deal.  Leaving Superstar on the table, not only left the Company with a substantial debt obligation but, without the economies of scale realized by running both companies under one operating structure (i.e. general liability insurance, management and operating personnel and facilities, etc.), the Company’s risks and financial exposure would increase significantly as it would not have the financial resources to cover operating shortfalls, nor would it have the technical expertise to provide ongoing support to its Superstar customer base. The revised terms sought by CTC did not provide the Company with the liability protection and debt free status on which both shareholder approval and TSX conditional approval were obtained. (See RISKS section below.)

The complications associated with breaking up the combined operations of the companies, including the selective choosing of assets and contracts, the non-assumption of certain liabilities, the payout mechanics and restrictions of the seven year earnout, and CTC’s unwillingness to assume the debt related to Superstar, led to strained negotiations and revised draft definitive agreements were never delivered by CTC.  On September 1, 2004, the Company announced that negotiations with CTC were terminated.

With the collapse of talks with CTC, discussions are continuing to take place with the secured debenture holder.  Management is also continuing to pursue the possibility of the sale of Superstar to other potential buyers in an effort to eliminate the Top E® Settlement Agreement debt.    At this time, there is no assurance that the lenders will continue to work with the Company and the Company’s viability is at risk.

RISKS

Risks Associated with the Sale of the Company’s Subsidiaries – Shares versus Assets

The risks to the Company differ significantly depending on whether the sale of the subsidiaries takes the form of a share purchase or an asset purchase.

Under a share purchase structure the new owner takes title to the shares of the business, takes over the assets and assumes all the past, present and future liabilities associated with the business.  From the Company’s perspective, as was the case when the Company acquired Sky Fun 1, this is the preferred method for structuring the sale of the two subsidiaries as it is the simplest method of changing ownership (no need to assign patents, trademarks and license agreements etc.) and, rightfully, puts the risk management program in the new owner’s hands.  If the safety and risk management programs established by the subsidiary companies are maintained and/or enhanced, any liability exposure to the buyer shall be minimal in view of the excellent safety record maintained by the Company’s subsidiaries.

Under an asset purchase structure, the buyer has a choice in terms of what specific assets and/or liabilities it will be acquiring and assuming from either subsidiary.  An asset based transaction can and will be problematic for the future of the subsidiaries as well as the Company, especially if the assets are not sold on an “as is” basis and the buyer is not willing to assume all obligations as Licensor in each and every license agreement.  It is management’s contention that if a buyer takes over the rights to the patents and trademarks, and by doing so is entitled to receive future royalties and benefits outlined in each License Agreement, the buyer should rightfully take over the risks associated with the ownership of those patents and trademarks.  Without indemnification from the Buyer, the Company faces unlimited exposure and risks (over which it has no control) should the buyer decide at any time in the future to drop the safety and risk management programs currently in place.

Under either scenario, Management and the Board of Directors are focused on positioning the Company to be debt and liability free.  This has been a key factor in all negotiations.  If a sale to a buyer or lender does not guarantee or fails to provide ongoing and future protection to the Company, attracting new investments and new investors will prove to be difficult.  A share transaction provides the Company with the highest level of protection.

Some of the risk factors associated with an asset transaction that Management and the Board are addressing in discussions with buyers and lenders include the following:

a)

The Company and/or the subsidiaries could be named as a defendant in product liability claims without having the technical expertise and financial resources available to not only defend itself but also the insurance companies involved in the Company’s past policies.

b)

A large portion of parts sold annually have a maximum life of five years and are subject to annual inspections to ensure safety.  If a buyer chooses not to continue with the established policies of annual inspections and maturity expiration dates, the Company could be held liable in the event of a failure or an accident or tied up in costly litigation in an attempt to prove under who’s administration the responsibility lies. In addition, most parks carry a revolving inventory of spare parts directly tied to the Company’s proprietary ride and flight system.  Since parts will not be segregated by pre or post owner of the patents, in the event of a defective or malfunctioning part it would be virtually impossible to establish which company originally provided the part. The Company could again find itself tied up in the US court system defending itself.

c)

In past insurance claims against Skycoaster, both Skycoaster and the Company have been named as co-defendants in regards to claims for injury arising by, through or in connection with design or manufacturing defects. Parks are also named as co-defendants but in regards to operations and maintenance of the rides.  Under an asset purchase, management contends that by default, the owner of the patent must assume liability for design defects, particularly in view of the fact that they will continue to receive ongoing revenues and royalties tied to the patents.  With the Company divesting itself of the patents it should have no further obligations in connection with the design.

d)

Under an asset transaction there is a risk that the buyer will “cherry pick” the cream of the royalty paying licenses and leave behind those that either do not pay royalty or only pay a minimum.  In addition, a number of Skycoasters® have been taken out of service over the years due to park closures etc, and as such are not currently licensed.  The owner of the patent must ultimately take responsibility for any Skycoaster® ever built whether or not it is currently in operation in order to protect its patent and trademark rights and fulfill its ongoing obligations as Licensor in all license agreements.   The Company/Skycoaster cannot be left with any responsibilities/liabilities once the patents and trademarks change hands.  If the buyer is not willing to assume the role as licensor and take over all license agreements, the Company, as the remaining party to the license, will not be in a position to continue to provide support and services and cannot expose itself to ongoing risk and possible litigation for nonperformance.

e)

The Company and/or the subsidiaries will not be in a position to obtain general liability insurance coverage on a go forward basis as it will have no control over the operations taken over by the buyer, nor will it have the ability to monitor and enforce the mandatory safety program established for the Company’s customers in order to reduce potential risks.

f)

Under the current license agreements the Company, through its subsidiaries, is indemnified by the Licensees in regards to specific risks and, in addition, must be named as an additional insured party in regards to operations and maintenance by the park.  It is imperative that with an asset transaction the Company retains this protection.

g)

The operations team in the US supports both Skycoaster® and Top E® customers.  If a buyer for Superstar Dragsters is not found, the Company will not be in a position to support the customer base as it will not have the in-house expertise to support the operations nor the financial resources to cover the costs of operations.

h)	Ongoing risks associated with the potential to lose key operations personnel during the negotiation process.
i)	Ongoing financial obligations such as lease and office equipment commitments and legal, tax and statutory costs associated with ultimately winding down the subsidiaries.

Without ensuring that the Company is free and clear of any ongoing or collateral risks associated with its investments in Skycoaster and Superstar, the ability to attract new capital or new investments could prove to be difficult.

If, under an asset purchase scenario, the risks mentioned herein are not eliminated and/or mitigated and the Company is not indemnified by the buyer, then the Company may need to seek creditor protection and/or bankruptcy as a means to eliminating its potential exposure to future product liability claims resulting from events arising outside of its control.

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at July 31, 2004, the Company had a working capital deficiency of $2,439,123, a shareholders’ deficiency of $2,569,380, was non-compliant with terms in certain debt instruments, and generated a loss in the current fiscal year.

As at July 31, 2004 the Company had $170,213 in cash and short-term deposits compared to $202,943 as at July 31, 2003, a decrease of $32,730.

Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions. Despite the fact that the long term debt has been reduced significantly over the past few years, the Company continues to struggle to meet its debt servicing requirements.  With the current low share price, issuing shares to eliminate or reduce the debt load would be punitive to the current shareholders from a dilution perspective.  As a result, the Company’s future operations are dependent upon completing the sale of the Company’s subsidiaries to resolve its debt obligations, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations, successfully negotiate the sales of its subsidiary companies, or that the continued support of lenders will be available. If not, the Company will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

a)

On September 1, 2004, the Company announced in a press release that negotiations with Crates Thompson Capital to acquire the shares and/or assets of Skycoaster, Inc. and Superstar Dragsters, Inc. had been terminated (see discussion under Debt Reduction and Management Program).

b)

As a party to the proposed transaction with Crates Thompson Capital, the secured debenture holder agreed to the deferment of the scheduled quarterly payments of $261,319 since May 2003 and, as of November 24, 2004, the Company is in arrears to the secured debenture holder in the amount of approximately $1.8 million.

c)

Pursuant to the Top E® Settlement Agreement and as a result of Crates Thompson backing away from acquiring the shares and/or assets of the Company’s subsidiaries, discussions are taking place with this debt holder to take over the shares of Superstar Dragsters, Inc. and/or accept a cash buyout.

d)

Pursuant to the $60,000 Promissory Note outstanding, the Company has not made payments and this note is currently in default.  The Company has been in discussion with the note holder in its effort to settle this debt.  As at November 24, 2004, no settlement has been reached.

e)

In order to ensure that the continuity of the Company’s affairs during the sale of its subsidiaries is maintained and to keep staff from seeking out alternative employment at this crucial time, in September 2004 the board of directors approved the advance payment of severance for a total of approximately $78,000.

f)

The Company’s general liability insurance policy expired on July 31, 2004 and the Company was granted monthly extensions to October 31, 2004.  However, due to the uncertainty, timing and the nature of the yet to be determined financial settlement (in terms of share vs. asset transaction) as well as future operations of the Company’s subsidiaries, the Company has been unable to put a new insurance policy in place.  Although the Company does not currently carry general liability insurance, management believes that the Company’s exposure has been reduced considerably due to the fact that the majority of the parks have closed down for the season.

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page
1.1 (1)	Memorandum and Articles of Association of Newera, as amended
1.2 (4)	Memorandum of Company, as amended by change of name from Newera to ThrillTime effective August 12, 1997
1.3 (4)	Articles of Association of Company, as amended effective July 28, 1998
2.1 (4)	Form of 6% Convertible Debenture Offshore Purchase Agreement, dated June 30, 1998
2.2 (4)	Registration Rights Agreement, dated June 30, 1998, among the Company, Atlantis Capital Ltd., Advantage Bermuda Ltd. and Dominion Capital Ltd.
2.3 (4)	Form of Non-Transferable Share Purchase Warrant, dated June 30, 1998
2.4 (4)	Form of 6% Convertible Debenture, dated June 30, 1998
3.1 (2) (3)	“Top E” Manufacturer/User Agreement, dated November 17, 1995, between Superstar and Kentucky Kingdom, Inc.
3.2 (2) (3)	“Top E” Purchase and License Agreement, dated January 19, 1996, between Superstar and Lagoon Corporation Inc.
3.3 (2) (3)	Master Purchase and License Agreement, dated December 12, 1996, among Newera, Superstar and Mountasia Entertainment International, Inc.
3.5 (2) (3)	Snowmobile Racing Ride Contract/Agreement, dated December 4, 1996, among Newera, S & S Original Amusements, Inc. and Sandy Checketts
3.6 (1)	Assignment Agreement, dated December 15, 1994 between Newera and Superstar
3.7 (1)	Form of Director’s Incentive Stock Option Agreement
3.8 (1)	Form of Employee Incentive Stock Option Agreement
3.9 (1)	Employment Agreement, dated May 9, 1997, between Newera and Alvin D. Bissett
3.10 (1)	Form of Warrants for Purchase of Common Shares
3.11 (1)	Lease of Office Space, dated February 19, 1997, between Newera and Metropolitan Life Insurance Company, as amended April 1, 1997

Exhibit Number	Description	Sequentially Numbered Page
3.12 (4)	Second Amended and Restated Letter Agreement, dated June 16, 1998, among the Company, Sky Fun 1, Inc., Skycoaster, and William J. Kitchen
3.13 (4)	Term Sheet, dated July 3, 1998, between Skycoaster and William J. Kitchen
3.14 (4)	Form of Top E® Purchase and License Agreement
3.15 (4)	Letter Agreement, dated September 24, 1997, between Superstar and Malibu Entertainment Worldwide, Inc.
3.16 (4)	Warrant for purchase of 1,000,000 Common Shares held by Malibu Entertainment Worldwide, Inc.
3.17 (4)	Form of Skycoaster® Purchase and License Agreement
3.18 (4)	Stock Option Plan
3.19 (4)	Form of Incentive Stock Option Agreement pursuant to Stock Option Plan
3.20 (4)	Consulting Agreement, dated November 13, 1998, between the Company and Alvin Bissett
3.21 (4)	Employment Agreement, dated September 24, 1998, between the Company and Frank L. Harper
3.22 (4)	Sales Representative Agreement, dated December 16, 1998, between the Company and Trevor Quinn.
3.23 (5)	Sales Representative Agreement, dated December 14, 1998, between the Company and Ride Entertainment Systems, Inc.
3.24 (5)	Sales Representative Agreement, dated July 14, 1999, between the Company and Ride Entertainment Systems, Inc.
3.25 (5)	Loan Agreement, dated November 5, 1999, between the Company and Fitraco, N.V.
3.26 (5)	Settlement Agreement, dated December 21, 1999, between the Company, Superstar and Malibu
3.27 (5)	Memorandum of Understanding, dated August 17 and November 2, 1999, between the Company and William J. Kitchen
3.28 (5)	Settlement Agreement, dated August 20, 1999, between the Company, Superstar, Castles N’ Coasters, George Brimhall, et al.

Exhibit Number	Description	Sequentially Numbered Page
3.29 (5)	Skycoaster, Inc. 401(k) Profit Sharing Plan and Trust, effective August 1, 1999
3.30 (5)	Debenture Amendment Agreement, dated November 1, 1999, between the Company and Park, LLC
3.31(6)	Employment Agreement, dated August 29, 2000, between the Company and Charles L. “Bo” Moody
3.32(7)	Employment Agreement, dated November 8, 2001 between the Company and Ralph F. Proceviat
3.33(8)	Satisfaction and Release Agreement, dated December 20, 2002 between the Company and Park LLC
3.34(8)	Amendment to Loan Agreement dated March 13, 2002 between the Company and Fitraco N.V.
3.35(8)	Addendum to Settlement Agreement, dated June 28, 2002 between the Company and Castles “n Coasters
12.1	Certifications of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(a)
13.1	Section 906 of the Sarbanes-Oxley Act of 2002 Certifications of Principal Executive Officer and Principal Financial Officer

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

Exhibit 12.1

Certification of CEO and CFO required by Rule 13a-14(a)

Certifications

I, Ralph Proceviat, certify that:

1.

I have reviewed this annual report on Form 20-F of THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: December 20, 2004

“Ralph Proceviat” Signature Name: Ralph Proceviat Title: President, Treasurer and acting Principal Executive Officer and Principal Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ThrillTime Entertainment International, Inc. (the “Company”) on Form 20-F for the period ended July 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ralph Proceviat, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“Ralph Proceviat”

Chief Executive Officer and Chief Financial Officer

December 20, 2004