Form 20-F
period 2005-07-31
THRILLTIME ENTERTAINMENT INTERNATIONAL INC
filed 2006-04-21
CIK 1040368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __July 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number __0-29328_________

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
(Exact Name of Company as Specified in its Charter)
Province of British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
103 - 4585 Canada Way
Burnaby, British Columbia, V5G 4L6
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable


Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of the Company's only class of capital stock as at July 31, 2005

20,007,297 Common Shares outstanding

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No [ ]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 X Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No X


T A B L E O F C O N T E N T S

Page

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 1

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE 1

ITEM 3 KEY INFORMATION 1

ITEM 4 INFORMATION ON THE COMPANY 7

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS 8

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 13

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 17

ITEM 8 FINANCIAL INFORMATION 18

ITEM 9 THE OFFER AND LISTINGS 19

ITEM 10 ADDITIONAL INFORMATION 21

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 22

ITEM 12 DEBT SECURITIES 22

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 23

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 23

ITEM 15 CONTROL AND PROCEDURES 23

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT 23

ITEM 16B CODE OF ETHICS 24

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES 24

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 25

ITEM 16E REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 25

ITEM 17 FINANCIAL STATEMENTS 26

ITEM 18 EXHIBITS 26


PART 1

NOTE ON FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors". Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3 KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected financial data regarding the our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). For reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP"), see note 14 to the Consolidated Financial Statements as at July 31, 2005 and 2004 and for the years ended July 31, 2005, 2004, and 2003. The financial data as at July 31, 2003, 2002, and 2001 and for the years ended July 31, 2002 and 2001 have been derived from our audited consolidated financial statements not included in this Annual Report. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial


statements and notes thereto included elsewhere in this Annual Report. The selected financial data is expressed in United States dollars.

US$ Balance sheet	As at July 31
	2005	2004	2003	2002	2001

Total Assets
Canadian GAAP	196,132	730,603	839,226	1,995,697	5,448,650
US GAAP	196,132	730,603	829,226	1,787,094	4,894,514
Long-term Obligations
Canadian GAAP	-	150,463	-	2,567,938	9,005,936
US GAAP	-	150,463	-	2,567,938	9,141,698
Total Liabilities
Canadian GAAP (2)	137,192	3,299,983	3,340,098	10,226,776	11,236,563
US GAAP (2)	137,192	3,299,983	3,340,098	10,266,718	11,372,325
Working Capital (Deficiency) (1)	56,072	$(2,441,123)	$(2,551,245)	$(6,792,422)	$ 226,026
Shareholders' Equity (Deficiency)
Canadian GAAP	(8,247,419)	(2,569,380)	(2,503,872)	(8,231,079)	(5,787,913)
US GAAP	(8,247,419)	(2,560,380)	(2,494,872)	(8,479,624)	(6,477,811)
Outstanding Number of Shares	20,007,297	20,007,297	20,007,297	17,504,497	17,504,497
Dividends Declared	Nil	Nil	Nil	Nil	Nil

(1)	Current Assets less Current Liabilities. Includes the full amount of the Convertible Debenture as a current liability in 2003.
(2)

On December 20, 2002, the we entered into a Settlement and Release Agreement related to the settlement of a convertible debenture with a value prior to discharge on January 31, 2003 of $7,564,127 (including accrued interest and an equity component of $495,381) for $60,000 in cash, a promissory note in the principal amount of $60,000 and the issuance of 750,000 shares of common stock. See "Liquidity and Capital Resources," below. We recognized a gain on the settlement of $6,116,246.


US$ Operations	Fiscal year Ended July 31
	2005	2004	2003	2002	2001

Revenue (1) - Canadian and US GAAP
Product Sales	$579,275	$683,725	$963,749	$1,678,899	$ 2,950,306
Cost of Sales	352,404	426,236	592,897	l,110,444	2,439,128
Gross Margin	226,871	257,489	370,852	568,455	511,178
Other Revenue
Royalty Revenue	520,163	1,007,774	1,024,889	982,547	1,141,134
Other Revenue	25,780	51,848	261,166	299,650	88,974
	772,814	1,317,111	1,656,907	1,850,652	1,741,286

Expenses (2)
Canadian GAAP	1,136,054	1,381,927	2,897,035	3,882,788	3,737,269
US GAAP	1,136,054	1,381,927	2,639,490	3,441,435	3,295,916
Asset write-downs and other costs
Canadian GAAP	-	-	1	331,000	876,495
US GAAP	-	-	1	331,000	876,495
Income (Loss)
Canadian GAAP	2,628,320 (4)	(65,508)	4,818,993 (3)	(2,443,166)	(3,065,943)
US GAAP	2,628,320 (4)	(65,508)	5,076,538 (3)	(2,001,813)	(2,624,590)
Basic and Diluted Income (Loss) per Share
Canadian GAAP	$0.13	($0.003)	$0.26	($0.14)	($0.18)
US GAAP	$0.13	($0.003)	$0.27	($0.11)	($0.15)

(1)	Certain of the comparative figures were reclassified to conform with the presentation for the current year
(2)	Includes operating expenses, interest expense net of interest income and amortization of capital assets, and amortization of patent rights
(3)

Includes a gain on a settlement of convertible securities in the amount of $6,116,246 resulting from our settlement of a $5,950,000 convertible debenture ($7,564,127 including accrued interest and an equity component of $495,381 prior to discharge) for $60,000 in cash, a promissory note in the principal amount of $60,000 and the issuance of 750,000 shares of common stock. See "Liquidity and Capital Resources," below.

(4)	Includes a gain on a sale of subsidiary assets in the amount of $2,964,808.


Currency and Exchange Rates

Our consolidated financial statements are denominated in United States dollars.

	Canadian Dollars Per United States Dollar
	Fiscal Year Ended July 31
	2005	2004	2003	2002	2001
End of period	1.2257	1.3296	1.4074	1.5845	1.5310
Average for the period	1.2418	1.3388	1.4384	1.5036	1.4712
High for the period	1.3323	1.4100	1.5963	1.6128	1.5788
Low for the period	1.2048	1.2690	1.3348	1.5036	1.4720

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar for each of the last six (6) months.

	November 2005	October 2005	September 2005	August 2005	July 2005	June 2005
High for the month	1.1942	1.1887	1.1867	1.2185	1.2418	1.2578
Low for the month	1.1670	1.1657	1.1607	1.1888	1.2071	1.2256

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on December 14, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was $0.867 (US$1.00 = Cdn $1.1531). Unless otherwise indicated, in this annual report on Form 20-F (the "Annual Report" or "Form 20-F") all references are to United States Dollars.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The terms "Company", "we," "our" and "us" refer to the ThrillTime Entertainment International, Inc. ("ThrillTime") and its subsidiaries. Our securities are highly speculative. To date, we have had only limited revenues. A prospective investor or other person reviewing our business should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All our development, acquisition and operating costs have been funded through equity, debt, and, through product sales. Certain risks are associated with our business, including the following:


◆ We were in default on obligations

We defaulted on our obligation to make four monthly payments in the amount of $15,000 plus interest in July, August, September, and October 2003, under the terms of a $60,000 promissory note. The promissory note was due on demand and bore interest at 18% per annum until the entire amount was paid in full. Subsequent to July 31, 2005 we settled the debt and interest for a sum of $ 45,000.

◆ We have had a history of operational losses

As of July 31, 2005, we had an accumulated deficit of $8,247,419. We have had a history of losses including losses of $65,508 during our fiscal year ended July 31, 2004 and $2,443,166 during our fiscal year ended July 31, 2002. We would have recognized a loss during our fiscal year ended July 31, 2005, absent a $2,964,808 gain on a sale of subsidiary assets that resulted in net income of $2,628,320. We cannot assure you that we will be able to generate sufficient revenue in the future to attain any appreciable level of profits.

◆ We may be unable to continue as a going concern

The auditors' report on our consolidated financial statements includes comments for U.S. readers on Canada-U.S. reporting difference and Note 1 to our consolidated financial statements outlines factors that cast substantial doubt on our ability to continue as a going concern.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company's operations.

During fiscal 2005 the Company sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. As at July 31 :

	2005	2004

Working capital (deficiency)	$ 56,072	$ (2,441,123)
Deficit	(8,247,419)	(10,875,739)


◆ We cannot assure you that a public market for our stock will continue to be available

Our shares are listed and traded on the TSX Venture Exchange ("TSX-V") under the symbol "THL" and the Over The Counter Bulletin Board ("OTCBB") under the symbol "THLL-F". While we intend to maintain our listings on the TSX-V and OTCBB, we cannot assure you that we will continue to meet listing and reporting obligations to remain eligible for listing or that these trading markets will be retained so as to correspond with an investor's desire for a ready market for our shares.

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

◆ Speculative Nature of TSX Venture Exchange Market and Over-the-Counter Bulletin Board Market

The TSX Venture is known as a risk capital exchange where shares of speculative companies are often brought to market and traded. Many of the companies on the TSX Venture have not engaged in profitable operations and are undertaking start up or mineral exploration activities. The liquidity and depth of the market of the TSX-V and OTCBB may be dependent upon a substantial number of factors including the economies in British Columbia, Canada and the United States and the desire of investors to enter into a speculative market. This may affect the pricing of our securities.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a "penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. The closing price of our shares on the OTCBB on December 20, 2004 was $0.019 per share. As such, our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

◆ It may be difficult to enforce judgments against our officers and directors in the United States

All of our directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect service of process within the United States upon directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil


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

ITEM 4 INFORMATION ON THE COMPANY

A. History and Development of the Company

ThrillTime Entertainment International, Inc., a British Columbia corporation ("ThrillTime"), through its wholly owned subsidiaries, Superstar Dragsters, Inc., a Nevada corporation ("Superstar"), Skycoaster, Inc., a Nevada corporation ("Skycoaster"), and ThrillTime Entertainment (US), Inc., a Nevada corporation (collectively, as applicable, the "Company"), was in the business of designing, prototyping, manufacturing and selling actual experience, amusement rides for destination and regional amusement thrill parks and family fun centers.

ThrillTime was incorporated on August 29, 1988, as a British Columbia corporation under the name Aramis Ventures Ltd. In 1992, under new management, we changed the nature of our business from mineral exploration to designing, manufacturing and marketing amusement park rides. We discontinued all of our mineral exploration activities in connection with our change of business. On April 5, 1994, we changed our name to Newera Capital Corporation and on August 12, 1997, we changed our name to our current name. The memorandum of the Company was amended on January 22, 1999 to increase the authorized capital from 50,000,000 to 100,000,000 shares without par value.

The principal executive office of ThrillTime is located at #103- 4585 Canada Way, Burnaby, British Columbia, V5G 4L6. Our registered office's address and telephone number are: #1500 - 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, (604) 689-9111.

Neither ThrillTime nor any of our subsidiaries have been subject to any bankruptcy, receivership or similar proceedings. Where the context requires, the term "Company" includes the subsidiaries of the Company.

During fiscal 2005 the Company sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.

Our common shares commenced trading on the Vancouver Stock Exchange on September 14, 1989, now the TSX-V, and are currently traded under the symbol "THL." Our common shares have been quoted on the National Securities Dealers' Association OTCBB since January 15, 1996, and are quoted under the symbol "THLL-F". (See "Nature of Trading Market".)

There have been no indications of any public takeover offers by third parties in respect to our shares or by us in respect of other companies' shares which have occurred during the last and current financial year.

B. Business Overview

As part of its restructuring activities, which included the sale of our subsidiaries net assets to eliminate and/or significantly reduce the current debt load, the Board of Directors is currently developing a transition plan that will involve exploring and pursuing other business opportunities aimed at increasing shareholder value. The outcome of this process is not determinable.


Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company's operations.

C. Organization Structure

The following table sets forth the name of each subsidiary of ThrillTime, the jurisdiction of its incorporation and the director or indirect percentage of our ownership in such subsidiary.

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

The Company has aggregate office lease and estimated lease cost commitments during the next three years approximately as follows:

2006	$ 4,495
2007	4,231
2008	1,057
$ 9,783

E. Currency

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated. (see Item 3 for exchange rate information).

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

Results of Operations

The following discussion and analysis explains trends in our financial condition and results of operations for the three fiscal years ended July 31, 2005, 2004 and 2003. This discussion and analysis of the results of operations and financial condition should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Form 20-F. The financial statements have been prepared in accordance with Canadian GAAP which conforms to U.S. GAAP, except as described in Note 14 to the Consolidated Financial


Statements included herein. Unless expressly stated otherwise, all references to dollar amounts in this section are in United States dollars. The discussion is based on the consolidated financial statements as prepared in accordance with Canadian GAAP.

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

By nature, asset valuations are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated net recoverable amounts and net realizable values may change by a material amount. Our significant accounting policies are set forth in Note 2 to our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

◆ Going concern and continuing operations

During fiscal 2005 the Company sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc.

The consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company was non-compliant with terms in certain debt instruments (Note 7 to the financial statements) and generated operating losses in the fiscal years ended July 31, 2005 and 2004. Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company's existence.

◆ Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis and net realizable value. Concurrent with the disposition of the subsidiary's assets during fiscal 2005, the Company has eliminated all inventories.

◆ Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life. We amortize equipment on a declining-balance basis at rates between 20% and 30% per annum, and our Skycoasters equipment on a straight-line basis over the term of their operating agreements (3-5years). When certain events occur that indicate that the assets' carrying value may not be recoverable, we test for impairment by reference to future undiscounted cash flows estimated from use or disposition. In this process, we consider our business risks outlined elsewhere in this report. Skycoaster assets were sold during fiscal 2005.


◆ Revenue recognition

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sale of parts, are recorded at the time of delivery.

Year ended July 31, 2005 compared to July 31, 2004

◆ Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the fiscal year ended July 31, 2005 were $1,125,218 compared to $1,743,347 for the prior year. We did not install any new rides in fiscal 2005, and have no orders to install rides in fiscal 2006 as we sold all the subsidiaries' assets during 2005. All of our product revenues in fiscal 2005 were derived from sales of parts and services. The 15.27% decline in product revenue is due in part to the continued sluggish U.S. economy, lower attendance at parks, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales. Our financial condition had adversely affected our ability to market our products.

Gross margin for the fiscal year was $226,871 compared to $257,489 for the prior year, due to lower product sales revenue and the sale of the subsidiary assets. As a percentage of product sales, gross profit for the fiscal year 2005 was 39.2% compared to 37.7% for the comparable period.

Royalty and other revenue for the fiscal year 2005 was $545,943, compared to $1,059,622 for the previous year due in part to lower ride revenue associated with lower attendance at the parks, and the fact that we sold the Skycoaster(R) assets in May and the Superstar Dragster(R) assets in July.

◆ Operating expenses

General and administration expenses for the fiscal year ended July 31, 2005 were $883,819 compared to $984,517 for the corresponding fiscal year ended July 31, 2004.

General and Administrative expenses included legal fees which amounted to $79,965, up $11,905 over the same period in 2004. These fees primarily included costs associated with our Self Insured Retention (deductible) on insurance claims and maintenance of our patents and trademarks and the sale of the Companies' assets. Wages, benefits and consulting fees amounted to $482,145 compared to $419,406 in the previous fiscal year. Rent and telephone amounted to $94,921, down from $ 107,185 in fiscal 2004. Audit and regulatory fees were $27,925, down $20,798. Marketing and selling costs for the fiscal year amounted to $18,207 compared to $28,685 in fiscal 2004. Research and development costs of $7,585 for the fiscal year related to costs incurred to explore new concepts for the existing rides, down from $15,726 incurred in fiscal 2004.

◆ Operating Income

Operating loss for the year ended July 31, 2005 was $ 363,240 compared to $ 64,816 for fiscal 2004. This decrease was due primarily to the decline in product sales and other revenue and the sale of the subsidiary assets. Interest expense, net of interest income was $ 223,297 in 2005 compared to $ 347,295 for fiscal 2004. Amortization


expense for fiscal 2005 of $3,146 related to capital assets, compared to $ 5,704 for fiscal 2004. During fiscal 2005 the Company sold all assets of its wholly owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. for settlement of debt resulting in a gain of $ 2,964,808.

Management is actively targeting sources of additional financings as well as other business and financial transactions to assure continuance of the Company's operations. We cannot anticipate the nature or the extent of operating revenues or expenditures in advance. General and administrative expenditures have been minimized to gross monthly expenditure of approximately $ 5,000, including office overhead, rent and an administrative salary to the company's executive.

Net Income

Net income for the year ended July 31, 2005 was $ 2,628,320 or $ 0.13 per share, compared to a loss of $ (65,508) or $ (0.003) earnings per share for fiscal 2004, the increase being largely attributed to the $ 2,964,808 gain on sale of subsidiary assets.

Year ended July 31, 2004 Compared to July 31, 2003

◆ Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the fiscal year ended July 31, 2004 were $1,743,471 compared to $2,250,519 for the prior year. We did not install any new rides in fiscal 2004. All of our product revenues in fiscal 2004 were derived from sales of parts and services. The 22.5% decline in product revenue is due in part to the continued sluggish U.S. economy, lower attendance at parks, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales. Our financial condition has adversely affected our ability to market our products.

Gross margin for the fiscal year was $257,489 compared to $370,852 for the prior year due to lower product sales revenue. As a percentage of product sales, gross profit for the fiscal year 2004 came in at 37.7 % compared to 38.5% for the comparable period.

Royalty and other revenue for the fiscal year 2004 was $1,059,622, compared to $1,286,055 for the previous year due in part to lower ride revenue associated with lower attendance at the parks, and the fact that in 2003 we sold a Skycoaster asset to a joint venture partner as part of a buy out option and we are now receiving royalty rather than joint venture revenue.

◆ Operating expenses

As a result of implementing cost cutting measures, general and administration expenses for the fiscal year ended July 31, 2004 were $984,517, compared to $1,285,377 for the corresponding fiscal year ended July 31, 2003, down $300,860, or 23%. These expenses include $244,779 for insurance coverage, down $154,929 for the same period in 2003. This decrease in insurance expense has resulted from management's decision to not carry excess liability insurance coverage over the $1 million primary coverage. Management believed that our safety track record and risk management and safety compliance programs followed by our subsidiaries and their respective customers justified our decision to reduce overall coverage and related costs during fiscal 2004. Our policy expired on July 31, 2004 and we were granted monthly extensions to October 31, 2004. However, due to the uncertainty, timing and nature of our current financial condition and operations, we have been unable to secure a new policy.


General and Administrative expenses also included legal fees which amounted to $68,060, down $21,384 over the same period in 2003. These fees primarily included costs associated with our Self Insured Retention (deductible) on insurance claims and maintenance of our patents and trademarks. Wages, benefits and consulting fees amounted to $419,407 down $58,916 or 12% from the previous fiscal year. We prepaid certain consulting fees and compensation for August and September 2004, which were included in prepaid expenses. Rent, telephone and travel amounted to $122,976, down $29,546, or 19%. Audit and regulatory fees were $59,013, down $15,063, or 20%. The remaining $70,282 in General and Administrative expenses relate to general office expenditures, down $21,022, or 23% from the comparable period the previous year.

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

◆ Operating Income

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

Amortization expense for fiscal 2004 of $5,704 relates to capital assets, compared to $44,318 for fiscal 2003. The decrease is attributed to the sale of the Skycoaster(R) asset to a joint venture partner in the prior year.

◆ Net Income (loss)

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

B. Liquidity and Capital Resources

At July 31, 2005, we had a working capital deficiency of $ (3,830). Cash on hand at July 31, 2005 amounted to $190,303, and prepaid expenses of $2,960. Current liabilities in the amount of $197,093 included $60,000 relating to current classification of a promissory note.

We were unable to raise any capital through debt or equity financings during the fiscal year ended July 31, 2005. We are currently using cash of approximately $5,000 per month for general operations.. We anticipate that we will incur losses in our fiscal year ending July 31, 2006, and we cannot assure you that we will be able to generate sufficient sales in the future to attain any appreciable level of profits.


Financial Instruments

C. Research Expenditures

Not applicable.

D. Trend Information

We are in the process of evaluating alternatives to restructure our business and reduce or eliminate our debt obligations. We can not assure you that we can successfully restructure our business.

E. Off - Balance Sheet Arrangements

We do not have any off-balance sheets arrangements that have or are likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Disclosure of Contractual Obligations

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 60,000	$ 60,000
Capital Finance/Lease
Operating Lease
Purchase Obligations
Other long-term liabilities reflected on the Company's balance sheet under the GAAP of the primary financial statements
Total	$ 60,000	$ 60,000

Subsequent to July 31, 2005 we settled debt and interest related to a $ 60,000 promissory note for consideration in the amount of $ 45,000.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the names, ages, functions and areas of experience in the Company of each of the Company's directors and senior officers:


Name, Position(s) with the Company and Age	Functions and Area of Experience with the Company
Darrell Taylor, Director, Age 70	Board of Directors, Audit Committee
Martin Woodward, Director, Age 38	Board of Directors, Audit Committee
Ben Catalano, President & CEO, Age 41	President, Board of Directors, Audit Committee

Directors are elected to serve until the next annual meeting of shareholders. Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.

There are no family relationships between any director, executive officer or any nominee to be a director or executive officer.

There is no arrangement or understanding with major shareholders or others pursuant to which any director or officer was selected as a director or member of senior management.

◆ . - President, Chief Executive Officer and Director - Ben Catalano age 41, was appointed by the Board of Directors on December 14, 2004 to replace Mr. Deacon. Mr. Catalano brings more than twenty years of business experience spanning a number of industries including real estate marketing and development, high tech, Securities Trading/ Brokerage and Mining and Resources. Mr. Catalano holds a board position with Pan African Mining Corp. as well as Sacre-Couer Minerals and has been a director on several public and private companies in the past.

◆ - Director - Darrel Taylor, age 70, joined the Board of Directors on August 28, 2002. Mr. Taylor brings a wealth of experience and knowledge gained in over 28 years in the materials handling industry. Mr. Taylor is President of Attica Equipment Ltd., specialists in providing heavy duty equipment such as forklift trucks, container handlers and log handling equipment to the industries of Western Canada, as well as servicing the golf cart industry in BC. He is also President of Canport Industries Ltd., specialists in heavy duty equipment leasing; and President of Mayfair Industrial Painting Ltd., providing paint services to the transportation equipment and movie industry in Western Canada.

◆ - Director - Mr. Woodward, age 38, brings several years of banking experience to the Company after a 12 year career with a major Canadian chartered bank. Mr. Woodward attended Capilano College's Technical Computer Professional (TCP) program where he graduated on the Dean's list in 2001. Since his graduation, Mr. Woodward has been employed by Xcellsis Fuel Cell Engine Co. and then, currently by Ballard Power Systems, Inc, in their IT departments. Mr. Woodward has passed the Canadian Securities Course.

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


The following table sets forth, for the last full financial year, our most highly compensated executive officer.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Not applicable	2005	nil	nil	nil	nil	nil	nil	nil

Notes:

◆ There were no options granted during the most recently completed financial year.

◆ The Named Executive Officers did not exercise any options during the most recently completed financial year.

◆ The Company has a consulting agreement with Ben Catalano to perform in the capacity of President & CEO.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

C. Board Practices

Members of the Board of Directors are elected annually by our shareholders to represent the interests of all shareholders. The Board of Directors meets periodically to review significant developments affecting us and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The only standing committee of the Board of Directors is the Audit Committee. As of July 31, 2005, the members of the Audit Committee were Ben Catalano, Darrel Taylor and Martin Woodward. This committee is directed to review the scope, cost and results of the independent audit of our books and records, the results of the annual audit with management and the external auditors and the adequacy of our accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by our independent auditors for audit, audit related and non-audit services; and to report to the Board of Directors, when so requested, on any accounting or financial matters. None of our directors or executive officers are party to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company.

D. Employees

The Company has no employees as of July 31, 2005. The Company retains Ben Catalano as President and CEO by way of a consulting agreement.

E. Share Ownership

Our common shares are publicly traded on the TSX-V in Canada and quoted on the OTCBB in the United States. Our shares are held by residents of Canada, the United States and other countries. To the best of our knowledge, the


Company is not controlled, directly or indirectly, by another corporation or any government and, as at July 31, 2005, no person owns more than 10% of the outstanding voting shares. As of July 31, 2005 there were 20,007,297 shares of common stock issued and outstanding. The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of November 30, 2005 by: (i) each person (including any group) known to us to own more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) directors and executive officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. As of November 29th, 2005 there were 26,507,297 shares of common stock issued and outstanding.

Name of Jurisdiction of Residence of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (1)
Ben Catalano, Canada	nil	nil
Martin Woodward, Canada	444,000 common shares	1.67%
Darrell Taylor, Canada	373,000 common shares	1.41%
Officers and Directors, as a group	817,000 common shares	3.08%

(b) Share Purchase Plan and Share Option Plan

◆ Stock Option Purchase Plan

Under the terms of our Stock Option Plan approved by the shareholders at the Company's Annual General Meeting held on November 7, 1997, the Directors may, from time to time, designate full and part-time employees, officers and Directors of ThrillTime or its subsidiaries, consultants and persons performing special technical or other services to ThrillTime or its subsidiaries, (collectively, "Eligible Individuals"), and the personal holding corporations of any of the Eligible Individuals, as persons to whom options to purchase common shares may be granted, provided that the total number of common shares under option shall not exceed the aggregate limit of 3,407,850 (as approved by members at the Annual General Meeting held on January 22, 1999) and, further provided, that the total number of shares to be reserved for issuance to any one person shall not exceed 5 percent of the issued and outstanding shares. Shares in respect of which options have expired unexercised or have been cancelled and are no longer subject to being purchased pursuant to the terms of any option shall be available for further options under the Plan. Options which were issued and outstanding on the date the Plan was established are included in the aggregate limit established. A person is entitled to have one or more stock options outstanding at a time.

The exercise price per share shall be fixed by the Directors when such option is granted, provided that such price as is acceptable to the TSX-V. In accordance with the Policies of the TSX Corporate Finance Manual, the exercise price must not be less than the Discounted Market Price, subject to a minimum price of Cdn. $0.10.

The names and titles of the directors, executive officers and employees to whom outstanding stock options have been granted and the number of shares subject to such stock options are set forth below as at December 20, 2004. The exercise prices of the stock options are stated in Canadian dollars.


◆ Share Option Plan

Name of Optionees	Options Granted	Exercise Price (Cdn $)	Expiry Date	Outstanding Options
Officers & Directors:

Ben Catalano	nil	n/a		n/a
Martin Woodward	nil	n/a		n/a
Darrel Taylor	nil	n/a		n/a

Employees as a group:	nil	n/a		n/a
			Total	n/a

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

ThrillTime is a publicly-owned corporation, the majority of the common shares are owned by persons resident outside of the United States. To the best of our knowledge, the Company is not directly owned or controlled by another corporation or by any foreign government.

There are 26,507,297 common shares issued and outstanding and as at December 2, 2005, 3,447,188 shares were held by Cede & Co. and 13,234,736 shares were held by CDS & Co and 1,000,000 shares were held at Gundy Co. Automatic Data Processing, Inc., Investor Communication Services advised that there were 301 beneficial holders in the United States as of April 5, 2004.

To the best of our knowledge, only one shareholder holds more than 5%. Robert Bosa of Vancouver Canada holds 7.73% of common stock issued and outstanding.

B. Related Party Transactions

To the best of our knowledge, except for the ownership of our securities and the compensation described herein, none of the directors or executive officers, , or any associate or affiliate of such person, have had a material interest, direct or indirect, during the last fiscal year ended July 31, 2005 or in any proposed transaction which may materially affect us.

The Company entered into the following transactions during fiscal 2005 with related parties:

a. Paid $52,177 to a former director and officer (Ralph Proceviat) for consulting services.

b. Paid $22,770 to a former director (Sherril Cyr) for consulting services.

c. Paid $ 24,573 to a director and officer (Ben Catalano) of the company for consulting services.


None of our executive officers or directors are indebted to us or were indebted to us during the fiscal year ended July 31, 2005.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Attached to this annual report are consolidated financial statements audited by independent auditors and accompanied by an Auditors' Report and Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, consisting of the following:

(a)	Consolidated Balance Sheets as of July 31, 2005 and July 31, 2004;
(b)	Consolidated Statements of Operations for the fiscal years ended July 31, 2005, 2004 and 2003;
(c)	Consolidated Statement of Shareholders' Equity (Deficiency)
(d)	Consolidated Statements of Cash Flows for the fiscal years ended July 31, 2005, 2004 and 2003; and
(e)	Notes to Consolidated Financial Statements

◆ Legal Proceedings

To the best of our knowledge, we're not subject to any active or pending material legal proceedings or claims against us or any of our properties other than ordinary routine litigation incidental to our business. However, from time to time, we may become subject to claims and litigation generally associated with any business venture. In addition, attractions sold by us and the operation of those attractions are subject to risks of accident and injury and possible violations of environmental noise and other government regulations, some of which cannot be fully covered by insurance or other strategies.

◆ Dividend Policy

No dividends have been declared or paid on our common shares since incorporation and it is not anticipated that any dividends will be declared or paid in the immediate or foreseeable future. Any decision to pay dividends will be made by the board of directors on the basis of our earnings, financial requirements and other conditions existing at such future time.

B. Significant Changes

Subsequent to July 31, 2005, the following events have occurred:
a)	Pursuant to the $60,000 Promissory Note outstanding with Park LLC., the Company has made a one time payment of US$45,000 on October 13, 2005 and settled this note which was in default.


b)

Further to its news releases dated October 20, 2005 and October 26, 2005, ThrillTime Entertainment International, Inc. (the "Company') announces that it has now closed its previously announced non-brokered private placement 6,000,000 units at a price of $0.06 per unit to raise gross proceeds of $360,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.10 per share for a 12 month period expiring November 25, 2006. Finder's fees in the amount of 500,000 common shares were paid to Gang Consulting Ltd. in satisfaction of their services under the placement. The proceeds will be added to the Company's general working capital. All shares issued pursuant to this private placement together with any shares issuable on the exercise of the warrants have a hold period expiring March 26, 2006.

c)

The board of directors of the Company considers it in the best interests of the Company to enter into a letter of intent dated December 6, 2005 ("Letter of Intent") with Advanced Proteome Therapeutics Inc. ("APT") in order to acquire all of the issued and outstanding shares of APT (the "Acquisition") free and clear of all assignments, pledges, hypothecations, liens, charges and other security interests and all other encumbrances, claims and other limitations and restrictions in consideration for the issuance of 41,000,000 shares of the Company in three instalments subject to certain conditions precedent and to certain escrow restrictions in accordance with the policies of the TSX Venture Exchange together with the issuance of a convertible debenture to Dr. Allen Krantz as security for the outstanding indebtedness of APT; Under the terms of the Letter of Intent, the Company and APT will conduct due diligence investigations and negotiate in good faith to complete and execute an arrangement agreement setting out in detail the terms and conditions of the Acquisition.

d)

On December 6, 2005, a cease trade order from the BC Securities Commission was issued against the Company causing the company's stock to be suspended by the TSX Venture Exchange for not filing our financial statements within regulatory timelines.

ITEM 9 THE OFFER AND LISTINGS

A. Offer and Listing Details

There is no offering of securities contemplated herein.

◆ Trading Markets

Our shares of common stock trade on the TSX Venture in Canada and are quoted on the OTCBB in the United States.

The following tables set forth the reported annual high and low market prices of our common shares on the designated exchanges for (a) the five most recent fiscal years; (b) each quarterly period for the past two fiscal years and subsequent first quarter (c) for the last six months ending November 30, 2005.


◆ Five Most Recent Fiscal Years

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2005	.065	.025	.055	.01
2004	.06	.03	.05	.01
2003	.14	.01	.06	.01
2002	.10	.01	.04	.01
2001	.30	.05	.12	.021

◆

	TSX Venture (Cdn$)		NASD OTCBB (US$)
	High	Low	High	Low
2005
Fourth Quarter Ended July 31, 2005	.065	.035	.055	.02
Third Quarter Ended April 30, 2005	.04	.03	.026	.022
Second Quarter Ended January 31, 2005	.035	.025	.03	.018
First Quarter Ended October 31, 2004	.035	.025	.028	.010
2004
Fourth Quarter Ended July 31, 2004	.04	.03	.02	.01
Third Quarter Ended April 30, 2004	.06	.03	.05	.02
Second Quarter Ended January 31, 2004	.05	.03	.04	.01
First Quarter Ended October 31, 2003	.04	.03	.028	.01


B. Plan of Distribution

Not Applicable

C. Markets

The closing price of our common shares on December 01, 2005 was CDN$0.12 on TSX Venture and US$0.06 on the NASD OTCBB.

D. Dilution

The common stock of the company fully diluted is 29,507.297 common shares.

ITEM 10 ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

◆ Incorporation

ThrillTime was incorporated on August 29, 1988, as a British Columbia corporation under the name Aramis Ventures Ltd. under Certificate of Incorporation number 350733. In 1992, under new management, we changed the nature of our business from mineral exploration to designing, manufacturing and marketing amusement park rides. We discontinued all of its mineral exploration activities in connection with its change of business. On April 5, 1994, we changed our name to Newera Capital Corporation. On August 12, 1997, we changed our name to ThrillTime Entertainment International, Inc. The memorandum of the Company was amended on January 22, 1999 to increase the authorized capital from 50,000,000 to 100,000,000 shares without par value ("Common Shares").

C. Material Contracts

Not Applicable

D. Taxation

There are certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada. The consequences, if any, of provincial, state and local taxes are not considered.

Security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

E. Dividends and Paying Agents

Generally, dividends that are paid by Canadian corporations to non-resident shareholders are subject to non-resident tax of 25%. However, Paragraph 2 of Article X of the Tax Convention provides that, dividends paid by a Canadian corporation to a corporation resident in the United States, which owns at least 10% of the voting stock of the


corporation paying the dividend, are subject to Canadian Non-Resident withholding tax at the source of 5% of the gross amount of the dividend.

In all other cases, when a dividend is paid by a Canadian corporation to the beneficial owner of shares resident in the United States, the Canadian Non-Resident withholding tax at the source is 15% of the gross amount of the dividend.

F. Statements by Experts

Not Applicable.

G. Documents on Display

Any documents referred to above can be viewed at our principal executive office at 103-4585 Canada Way, Burnaby, British Columbia, V5G 4L6. All of the documents referred to above are in English.

H. Subsidiary Information

Not Applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our financial results are quantified in United States dollars and a majority of our obligations and expenditures with respect to our operations were incurred in United States dollars. In the past, we have raised equity funding through the sale of securities denominated in Canadian dollars, and we may raise additional equity funding denominated in Canadian dollars in the future. It is anticipated that any future debt financings would be in Canadian dollars. We do not believe we currently have any materially significant market risks relating to our operations resulting from foreign exchange rates. However, if we enter into financings or other business arrangements denominated in a currency other than the Canadian dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that could be significant.

We do not use financial instruments for trading purposes and are not a party to any derivatives. In the event we experience substantial growth in the future, our business and results of operations may be materially effected by changes in interest rates on new debt financings or the granting of credit.

ITEM 12 DEBT SECURITIES

Not applicable.


PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including our President and Treasurer, Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Exchange Act.

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

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ben Catalano qualifies as an "audit committee financial expert" as defined by the rules of the SEC. Mr. Catalano is not a current member of the Canadian Institute of Chartered Accountants and the British Columbia Institute of Chartered Accountants. Mr. Catalano is not an accountant but has experience with financial statements, operating his own businesses and maintaining fiscal responsibility. Mr. Catalano does not qualify as an independent director under the criteria set forth in Rule 10A-3 and NASD Rule


4350(d) and 4200 related to independent directors serving on audit committees of Nasdaq National Market listing companies.

ITEM 16B CODE OF ETHICS

We adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of ethics is posted on our website at www.thrilltime.com.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Davidson & Co. LLP ("Davidson") has served as our independent auditors since June 15, 2005. The following table presents fees for services rendered by KPMG billed in the fiscal years 2005 and 2004.

Description	Fees
	2005	2004
Audit fees	--	$41,097
Audit-related fees	--	--
Tax	--	$11,208
All other fees	--	--
Total	--	$52,305

The Audit Committee has determined that the provision by Davidson & Co. LLP of non-audit services to the Company in fiscal 2005 is compatible with Davidson's maintaining its independence. The Audit Committee approved all of the tax services to be provided by Davidson in 2005.

Audit Committee Pre-approval Policy

Effective August 1, 2003, all services to be performed for us by our Auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. The Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Committee. The Committee will revise the list of general pre-approved services from time to time, based on subsequent determinations. The Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

◆ AUDIT SERVICES

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Committee. The Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters. In addition to the annual Audit services engagement specifically approved by the Committee, the Committee may grant general pre-approval for other Audit services, which are those services that only the independent auditor reasonably can provide.


◆ AUDIT-RELATED SERVICES

 Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the independent auditor; provided that such services do not impair the independence of the auditor.

◆ TAX SERVICES

 The Committee believes that the independent auditor can provide certain Tax services to us such as tax compliance, tax planning and tax advice, without impairing the auditor's independence. However, the Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

◆ ALL OTHER SERVICES

 The Committee may grant general pre-approval to those permissible non-audit services classified as All Other services that it believes are routine and recurring services and would not impair the independence of the auditor. In no event shall the Committee approve non-audit services prohibited by the SEC.

◆ PREAPPROVAL FEE LEVELS

 Pre-approval fee levels for all services to be provided by the independent auditor will be established annually by the Committee. Any proposed services exceeding these levels will require specific pre-approval by the Committee.

◆ PROCEDURES

Requests or applications to provide services that require specific approval by the Committee will be submitted to the Committee by both the independent auditor and the Chief Financial Officer and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases made by or on behalf of the Company or any "affiliated purchaser" of the Company's equity securities.


PART III

ITEM 17 FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Company as at July 31, 2005 have been reported on by Davidson & Co. LLP Chartered Accountants. For 2004 and for each of the years ended July 31, 2004 and 2003 KPMG LLP, Chartered Accountants did the reporting. These financial statements have been prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and US GAAP are set forth in Note 14 to the financial statements.

ITEM 18 EXHIBITS

A. Financial Statements

See Index to Financial Statements.

B. Exhibits

See Exhibit Index.


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

By: /s/ Ben Catalano

Ben Catalano, President

Date: December 14, 2005

Executed at Burnaby,

British Columbia, Canada


INDEX TO FINANCIAL STATEMENTS

Cover Page F-1

Auditors' Report to the Shareholders F-2

Comments by Auditors for US Readers on Canada-US Reporting Difference F-2

Consolidated Balance Sheets as at July 31, 2005 and 2004 F-4

Consolidated Statements of Operations for each of the three years ended

July 31, 2005, 2004 and 2003 F-5

Consolidated Statement of Shareholders' Equity (Deficiency) F-6

Consolidated Statements of Cash Flows for each of the three years ended July 31, 2005, 2004 and 2003 F-7

Notes to Consolidated Financial Statements for each of the three years ended

July 31, 2005, 2004 and 2003 F-8


EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page
1.1 (1)	Memorandum and Articles of Association of Newera, as amended
1.2 (4)	Memorandum of Company, as amended by change of name from Newera to ThrillTime effective August 12, 1997
1.3 (4)	Articles of Association of Company, as amended effective July 28, 1998
2.1 (4)	Form of 6% Convertible Debenture Offshore Purchase Agreement, dated June 30, 1998
2.2 (4)	Registration Rights Agreement, dated June 30, 1998, among the Company, Atlantis Capital Ltd., Advantage Bermuda Ltd. and Dominion Capital Ltd.
2.3 (4)	Form of Non-Transferable Share Purchase Warrant, dated June 30, 1998
2.4 (4)	Form of 6% Convertible Debenture, dated June 30, 1998
3.1 (2) (3)	"Top E" Manufacturer/User Agreement, dated November 17, 1995, between Superstar and Kentucky Kingdom, Inc.
3.2 (2) (3)	"Top E" Purchase and License Agreement, dated January 19, 1996, between Superstar and Lagoon Corporation Inc.
3.3 (2) (3)	Master Purchase and License Agreement, dated December 12, 1996, among Newera, Superstar and Mountasia Entertainment International, Inc.
3.5 (2) (3)	Snowmobile Racing Ride Contract/Agreement, dated December 4, 1996, among Newera, S & S Original Amusements, Inc. and Sandy Checketts
3.6 (1)	Assignment Agreement, dated December 15, 1994 between Newera and Superstar
3.7 (1)	Form of Director's Incentive Stock Option Agreement
3.8 (1)	Form of Employee Incentive Stock Option Agreement
3.9 (1)	Employment Agreement, dated May 9, 1997, between Newera and Alvin D. Bissett
3.10 (1)	Form of Warrants for Purchase of Common Shares
3.11 (1)	Lease of Office Space, dated February 19, 1997, between Newera and Metropolitan Life Insurance Company, as amended April 1, 1997


Exhibit Number	Description	Sequentially Numbered Page
3.12 (4)	Second Amended and Restated Letter Agreement, dated June 16, 1998, among the Company, Sky Fun 1, Inc., Skycoaster, and William J. Kitchen
3.13 (4)	Term Sheet, dated July 3, 1998, between Skycoaster and William J. Kitchen
3.14 (4)	Form of Top E(R) Purchase and License Agreement
3.15 (4)	Letter Agreement, dated September 24, 1997, between Superstar and Malibu Entertainment Worldwide, Inc.
3.16 (4)	Warrant for purchase of 1,000,000 Common Shares held by Malibu Entertainment Worldwide, Inc.
3.17 (4)	Form of Skycoaster(R) Purchase and License Agreement
3.18 (4)	Stock Option Plan
3.19 (4)	Form of Incentive Stock Option Agreement pursuant to Stock Option Plan
3.20 (4)	Consulting Agreement, dated November 13, 1998, between the Company and Alvin Bissett
3.21 (4)	Employment Agreement, dated September 24, 1998, between the Company and Frank L. Harper
3.22 (4)	Sales Representative Agreement, dated December 16, 1998, between the Company and Trevor Quinn.
3.23 (5)	Sales Representative Agreement, dated December 14, 1998, between the Company and Ride Entertainment Systems, Inc.
3.24 (5)	Sales Representative Agreement, dated July 14, 1999, between the Company and Ride Entertainment Systems, Inc.
3.25 (5)	Loan Agreement, dated November 5, 1999, between the Company and Fitraco, N.V.
3.26 (5)	Settlement Agreement, dated December 21, 1999, between the Company, Superstar and Malibu
3.27 (5)	Memorandum of Understanding, dated August 17 and November 2, 1999, between the Company and William J. Kitchen
3.28 (5)	Settlement Agreement, dated August 20, 1999, between the Company, Superstar, Castles N' Coasters, George Brimhall, et al.


Exhibit Number	Description	Sequentially Numbered Page
3.29 (5)	Skycoaster, Inc. 401(k) Profit Sharing Plan and Trust, effective August 1, 1999
3.30 (5)	Debenture Amendment Agreement, dated November 1, 1999, between the Company and Park, LLC
3.31(6)	Employment Agreement, dated August 29, 2000, between the Company and Charles L. "Bo" Moody
3.32(7)	Employment Agreement, dated November 8, 2001 between the Company and Ralph F. Proceviat
3.33(8)	Satisfaction and Release Agreement, dated December 20, 2002 between the Company and Park LLC
3.34(8)	Amendment to Loan Agreement dated March 13, 2002 between the Company and Fitraco N.V.
3.35(8)	Addendum to Settlement Agreement, dated June 28, 2002 between the Company and Castles "n Coasters
12.1	Certifications of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(a)
13.1	Section 906 of the Sarbanes-Oxley Act of 2002 Certifications of Principal Executive Officer and Principal Financial Officer

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


Exhibit 12.1

Certification of CEO and CFO required by Rule 13a-14(a)

Certifications

I, Ben Catalano, certify that:

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

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and


(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: December 14, 2005
/s/ "BenCatalano" Signature Name: Ben Catalano Title: President, Treasurer and acting Principal Executive Officer and Principal Financial Officer


Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. Section 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ThrillTime Entertainment International, Inc. (the "Company") on Form 20-F for the period ended July 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ben Catalano, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ben Catalano

Chief Executive Officer and Chief Financial Officer

December 14, 2005