Form 20-F
period 2007-07-31
Advanced Proteome Therapeutics CORP
filed 2008-02-15
CIK 1040368

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 20-F

(Mark One)

     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended July 31, 2007

OR

     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

     SHELL COMPANY REPORTED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
For the transition period from ______ to ______
Commission file number: 0001040368

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Exact name of Registrant as specified in its charter)

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Translation of Registrant's name into English)

     British Columbia
(Jurisdiction of incorporation or organization)

BioSquare, 650 Albany Street, Suite 113
Boston, Massachusetts 02118
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of Each Class
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act .

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   56,167,714

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1933.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes X  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer   Accelerated filer   Non-accelerated filer X

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 X Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 if the Exchange Act).  Yes No X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes No

PART I

Item 1. Identity of Directors, Senior Management and Advisers

As the Company is filing this Form 20-F as an annual report, it is not required to provide information under Item 1.

Item 2. Offer Statistics and Expected Timetable

As the Company is filing this Form 20-F as an annual report, it is not required to provide information under Item 2.

Item 3. Key Information

A. Selected financial data.

The following table sets forth selected financial data regarding our consolidated operating results and financial position. The data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). For reconciliation to accounting principles generally accepted in the United States (“U.S. GAAP”), see applicable notes to the Consolidated Financial Statements as at July 31, 2007 and 2006 and for the years ended July 31, 2007, 2006, and 2005. The financial data as at July 31, 2004 and 2003 and for the years ended July 31, 2004 and 2003 have been derived from our audited consolidated financial statements not included in this Annual Report. The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto included elsewhere in this Annual Report. The selected financial data is expressed in United States dollars.

The Company has conducted its business in the present form since it completed the business combination effective October 25, 2006 which is described in “Item 4.A -History and development of the company,” and, accordingly, selected financial data for the Company since such date gives effect to the performance of its 56%-owned operating Delaware subsidiary.

US$
Balance sheet	Year ended July 31,
	2007	2006	2005	2004	2003

Total Assets
Canadian GAAP	1,616,400	310,365	196,132	730,603	836,226
US GAAP	1,368,753	310,365	196,132	730,603	836,226
Long-term Obligations
Canadian GAAP	-	-	-	150,463	-
US GAAP	-	-	-	150,463	-
Total Liabilities
Canadian GAAP (2)	174,205	88,885	137,192	3,299,983	3,340,098
US GAAP (2)	174,205	88,885	137,192	3,299,983	3,340,098

Non-controlling interest
Canadian GAAP	538,202	-	-	-	-
US GAAP	429,187	-	-	-	-

Working Capital (Deficiency) (1)	1,329,490	29,539	56,072	$(2,441,123)	$(2,551,245)

Shareholders’ Equity (Deficiency)

Canadian GAAP	903,993	221,480	58,940	(2,569,380)	(2,503,872)

US GAAP	765,361	221,480	58,940	(2,560,380)	(2,494,872)

Outstanding Number of Shares	56,167,714	26,507,297	20,007,297	20,007,297	18,679,000

Dividends Declared	Nil	Nil	Nil	Nil	Nil

(1) Current Assets less Current Liabilities. ..

US$
Operations
	Year ended July 31
	2007	2006	2005	2004	2003

Revenue (1) –
Canadian and US GAAP
Product Sales	$-	$-	$579,275	$683,725	$963,749
Cost of Sales	-	-	352,404	426,236	592,897
Gross Margin	-	-	226,871	257,489	370,852
Other Revenue
Royalty Revenue	-	-	520,163	1,007,774	1,024,889
Other Revenue	58,933	10,531	25,780	51,848	261,166
	58,933	10,531	772,814	1,317,111	1,656,907

Expenses (2)
Canadian GAAP	2,217,365	186,085	1,136,054	1,381,927	2,897,035
US GAAP	2,465,012	186,085	1,136,054	1,381,927	2,897,035
Asset write-downs and other costs
Canadian GAAP	-	-	-	-	1
US GAAP	-	-	-	-	1
Non-controlling interest
Canadian GAAP	262,452	-	-	-	-
US GAAP	429,187	-	-	-	-
Income (Loss)
Canadian GAAP	(1,895,980)	(137,454)	2,628,320	(65,508)	4,818,993
		(5)	(4)		(3)
US GAAP	(2,034,612)	(137,454)	2,628,320	(65,508)	4,818,993
		(5)	(4)		(3)
Basic and Diluted
Income (Loss) per Share
Canadian GAAP	$(0.04)	$(0.01)	$0.13	($0.003)	$0.26
US GAAP	$(0.04)	$(0.01)	$0.13	($0.003)	$0.27

(1)	Certain of the comparative figures were reclassified to conform with the presentation for the current year

(2)	Includes operating expenses, interest expense net of interest income and amortization of capital assets, and amortization of patent rights

(3)	Includes a gain on a settlement of convertible securities in the amount of $6,116,246 resulting from our settlement of a $5,950,000 convertible debenture ($7,564,127 including accrued interest and an equity component of $495,381 prior to discharge) for $60,000 in cash, a promissory note in the principal amount of $60,000 and the issuance of 750,000 shares of common stock.

(4)	Includes a gain on a sale of subsidiary assets in the amount of $2,964,808.

(5)	Includes a gain on settlement of debt in the amount of $38,100.

B. Capitalization and indebtedness.

As the Company is filing this Form 20-F as an annual report, it is not required to provide information under Item 3.B.

C. Reasons for the offer and use of proceeds.

Item 3.C is not applicable to annual reports filed on Form 20-F.

D. Risk factors.

Readers should carefully consider the risks factors associated with the principal business of the Company as discussed in depth below. The Company’s actual operating results may be very different from those expected as at the date of this Annual Report. Any investment in securities of the Company is speculative. In addition to the risks described elsewhere in this Annual Report, including in the notes to the financial statements attached hereto, each of, and the cumulative effect of all of, the following risks for the Company and its operating subsidiary, as well as risks associated with biotechnology companies in general should be considered, all of which are also applicable to the Company.

For purposes of these risk factors, “APT” refers to the operating subsidiary of the Company, of which approximately 56% is owned by the Company, and “the Company” refers to both the Company and its subsidiary taken together.

APT is establishing a new pharmaceutical development business and has no developed or approved products

APT is in the early drug discovery and development stage and is subject to all of the risks associated with the establishment of a new business enterprise. As a result, APT's business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established pharmaceutical development business.

APT's proposed product technology is currently in the research and development stage and it has not generated any revenues from product sales. There is a possibility that none of APT's potential product technologies will be found to be safe and effective or that it will be unable to receive necessary regulatory clearances in order to commercialize them. APT's failure to successfully develop and obtain regulatory approval for potential products that would have a material adverse effect on APT's business, financial condition and results of operations.

If APT successfully develops its products, it may not achieve market acceptance and it may not be able to sell them

Even if APT develops a safe and effective product and obtains the necessary regulatory clearances, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product:

  will not be economical to market, or will not be marketable at prices that will allow APT to achieve profitability,

  will not be successfully marketed or achieve market acceptance,

  will not be preferable to existing or newly developed products marketed by third parties, or will infringe proprietary rights held by third parties now or in the future that would preclude APT from marketing any such product.

The degree of market acceptance of products developed by APT, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of APT's products and its potential advantage over alternative treatment methods. There is no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by APT. In addition, by the time APT's products, if any, are ready to be commercialized, what APT believes to be the market for these products may have changed. Accordingly, these estimates may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. APT's failure to successfully introduce and market potential products that would have a material adverse effect on APT's business, financial condition and results of operations.

APT has a limited history and may not achieve or maintain profitability

APT has a limited operating history on which to base an evaluation of its business and prospects. As such, APT's business is essentially dependent on, among other things, its success in commercializing its product technology. There is no assurance that there will be market acceptance of APT's product technology. There is no significant historical basis to assess how APT, as a company whose business involves new and rapidly developing technologies, will respond to competitive, economic and technological challenges. If APT fails to meet any of these challenges, its operating results could suffer.

APT has not generated any revenues and has not yet achieved profitability and there is no guarantee that APT will be able to generate revenues or achieve profitability in the future. APT has never paid a dividend on any class of its shares and does not expect to do so in the foreseeable future. APT's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets such as healthcare.

APT will have additional future capital needs and there are uncertainties as to its ability to raise additional funding

APT anticipates that it will incur substantial operating expenses in connection with the research, development, testing and approval of its proposed product technology and expects these expenses to result in continuing and significant operating losses for the foreseeable future. If APT is unable to develop, obtain regulatory clearance for, and successfully commercialize its product technology, it will not be able to significantly increase revenues or achieve profitable operations. APT cannot predict if profitability will ever be achieved and, if it is, whether or not it will be sustainable on a quarterly or an annual basis. Unless APT is able to access the capital markets, its resources will be limited to cash on hand and any revenues it is able to generate from corporate collaboration or licensing Investments.

In addition, APT's future cash requirements may vary materially from those now expected. For example, APT's future capital requirements may increase if:

  it makes faster than expected scientific progress in APT's discovery, research and development projects, if it expands the magnitude and scope of these activities, or if it modifies its focus as a result of its discoveries, its progress with pre-clinical studies or potential clinical trials is delayed or it experiences set backs,

  it experiences delays or unexpected increased costs in connection with obtaining regulatory approvals,

  it experiences unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or it is required or elects to develop, acquire or license new technologies and products.

APT intends to seek additional funding through corporate collaborations and licensing Investments, public or private equity or debt financing, and/or capital lease transactions. However, if APT's projected research and development activities do not show positive progress, or if capital market conditions in general or with respect to biotechnology or development stage companies are unfavorable, APT's ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to APT's shareholders.

If sufficient capital is not available, APT may be required to delay, reduce the scope of, eliminate or divest of one or more of its projected discovery, research or development projects, any of which could have a material adverse effect on APT's business, financial condition, prospects or results of operations.

We may not be able to continue as a going concern

Our financial statements for the year ended July 31, 2007, which are included in this annual report, have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have a history of operating losses that are likely to continue in the future. The application of the going concern concept is dependent on the Company's ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

APT's share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of biotechnology companies have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of APT's business, certain factors such as its announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in its operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of APT's common shares.

It is uncertain whether any products APT develops will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval

The pre-clinical studies and clinical trials of any products developed by APT and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the United States principally by the Food and Drug Administration, in Canada by the Therapeutic Products Directorate and by other similar agencies in other countries. Any product developed by APT, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country. The pre-clinical studies and clinical trials can take many years and require the expenditure of substantial resources.

In addition to the risk of unfavorable results of APT's research, because the data obtained from APT's pre-clinical and clinical activities could be susceptible to varying interpretations, APT's successful completion of the regulatory process is uncertain. APT may encounter delays, have limits imposed on it or its product technology or fail to obtain the regulatory approval or clearance required to commercialize its product technology. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by APT, if any, impose significant additional costs on APT, diminish any competitive advantages that APT may otherwise have attained and adversely affect its ability to receive royalties and generate revenues and profits. Accordingly, despite APT's expenditures and investment of time and effort, it may never receive any required regulatory approvals or clearances for any products developed by APT.

Regulatory approval, if granted, may entail limitations on the indicated uses for which a new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing. Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulation governing good manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

APT is also subject to numerous federal, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with its discovery, research and development work. Although APT has not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production and marketing of its products, and APT may be required to incur significant additional costs to comply with future laws or regulations.

APT has substantial competition in the pharmaceutical industry and with respect to products it is developing

The pharmaceutical industry is very competitive. Many companies, as well as research organizations, currently engage in or have in the past engaged in efforts related to the development of products in the same therapeutic areas as APT does. Because of the number of competitors APT faces, as well as resources available to certain of APT's competitors, there is a risk that one or more of its competitors may develop more effective or more affordable products than APT, or may achieve earlier patent protection or product commercialization than APT, or that such competitors will commercialize products that will render APT's product technology obsolete, possibly before APT is able to commercialize them.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than APT does. Other smaller companies may also prove to be significant competitors, particularly through collaborative investments with large and established companies.

Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative investments for discovery, research, clinical development and marketing of products similar to those of APT's. Currently, these companies and institutions compete with APT in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to APT's projects. Once APT develops a marketable product, in addition to the foregoing, it will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.

APT is dependent upon its key personnel, who are necessary for APT to achieve its scientific and business objectives

As a technology driven company, intellectual input from key management and scientists is critical to achieve APT's scientific and business objectives. Consequently, APT's ability to attract and retain these individuals and attract other qualified individuals is critical to its success. The loss of the services of key individuals might significantly delay or prevent achievement of APT 's scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for APT's business, competition among biotechnology and pharmaceutical companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because APT does not maintain "key person" life insurance on any of its officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on APT's business, financial condition and results of operations.

APT also has relationships with scientists at academic and other institutions, some of whom may conduct research at APT's request or assist APT in formulating its research and development strategy. Such scientific collaborators are not APT's employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to APT. In addition, these potential collaborators may have investments with other companies to assist such other companies in developing technologies that may prove competitive to APT.

APT's product technology may rely on licenses of proprietary technology owned by third parties

The manufacture and sale of any products developed by APT will involve the use of processes, products or information, the rights of which are owned by third parties. Because APT is at a very early stage in research and development, it cannot determine if licenses or other rights may be required in order to produce a marketable product. If such licenses or other rights are crucial for marketing purposes, and APT is not able to obtain them on favorable terms, or at all, the commercial value of its product technology will be significantly impaired. If APT experiences delays in developing its products and extensions are not granted on any or all of such licenses, APT's opportunity to realize the benefits of its efforts may be limited.

APT relies on proprietary technology, the protection of which can be unpredictable and costly

APT's success will depend in part upon its ability to obtain patent protection or patent licenses. A major patent application covering several aspects of the technology has been submitted to the United States Patent and Trademark Office and also filed as a Patent Cooperation Treaty (PCT) patent. Eight inventions, including the modification of a target group, the preparation of activated polymer complexes, the modification of a biological molecule, and the modulatory mapping of biological molecules are disclosed and are under review under the following applications: WO2004066917 – 2004-08-12 and US2004176575 – 2004-09-09.

APT intends to file, when appropriate, additional patent applications with respect to patent technologies. However, because the patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by APT or the underlying technology. There is also a risk that any patents issued covering APT's products or any patents licensed to it may be successfully challenged or that its products might infringe the patents of third parties. If APT's products infringe the patents of others, APT may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding it from developing, manufacturing, or selling its planned products. The scope and validity of patents which may be obtained by third parties, the extent to which it may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce APT's income. If licenses cannot be obtained on an economical basis, delays in market introduction of APT's planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If APT defends or contests the validity of patents relating to its products or the products of a third party, APT could incur substantial legal expenses with no assurance of success.

In certain instances, APT may elect not to seek patent protection but instead rely on the protection of its technology through confidentiality agreements. The value of APT's assets could also be reduced to the extent that other persons obtain patents, or confidential measures are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of APT's products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that APT would have already completed.

Litigation may also be necessary to enforce patents issued or licensed to APT or to determine the scope and validity of a third party's proprietary rights. APT could incur substantial costs if it is required to defend itself in patent suits brought by third parties, if it participates in patent suits brought against or initiated by its corporate collaborators or if it initiates such suits. Currently, APT may not have the necessary resources to participate in or defend any such activities or litigation. Even if APT did have the resources to vigorously pursue its interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether APT would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject APT to significant liabilities, require disputed rights to be licensed from third parties or require APT to cease using certain technology or products, any of which may have a material adverse effect on APT's business, financial condition and results of operations.

The inability to manage APT's future growth could impair its operations and financial results

APT's future growth, if any, may cause a significant strain on its management, and its operational, financial and other resources. APT's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and to expand, train, manage and motivate its employees. These demands may require the addition of management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and marketing and sales efforts without a corresponding increase in APT's operational, financial, manufacturing and management information systems could have a material adverse effect on its business, financial condition, and results of operations. In particular, the combination of APT's business with another require the integration of research and development and administrative operations. The transition to a combined company has required substantial attention from management, which has limited experience in integrating companies and managing the growth of the combined companies. The diversion of management attention and any difficulties encountered in the ongoing transition process could have an adverse impact on APT's ability to successfully pursue the development of APT's product technology.

If APT manufactures pharmaceutical products, the products will need to comply with good manufacturing practices in the U.S., Canada or other jurisdictions

The manufacturer of APT's pharmaceutical products, if any, will be subject to current good manufacturing practices or similar regulations prescribed by the Food and Drug Administration in the United States, the Therapeutic Products Directorate in Canada and similar authorities prior to the commercial manufacture of any such products in the countries where the products are manufactured. As APT will be dependent on third parties, its ability to ensure that any entity manufacturing products on its behalf is able to comply with good manufacturing practices or satisfy certain regulatory inspections in connection with the manufacture of its proposed products will be limited. Failure or delay by any manufacturer of APT's products to comply with good manufacturing practices or similar regulations or satisfy regulatory inspections would have a material adverse effect on APT.

APT does not have the marketing expertise needed for the commercialization of its products

Although APT does not have any foreseeable need to market products because it is in the research and development stage, APT does not currently have the resources to market the products that it may develop. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Accordingly, if APT is able to develop any products with commercial potential, it would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other investment with third parties to provide the financial and other resources needed to market such products. APT's ability to develop such a marketing capability or negotiate favorable terms in connection with any such joint venture, license or other investment is untested. Extensive licensing or joint venture agreements will also result in less income than if APT marketed the products itself.

APT's success may be dependent upon its ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services it may need for the development and commercialization of its products

The success of APT's business may be dependent on its ability to enter into corporate collaborations regarding the development of, clinical testing of, seeking regulatory approval for, and commercialization of, its current product technology. APT will be seeking corporate collaborations or partnerships for some of its current projects. There can be no assurance, however, that APT will be able to establish any such corporate collaborations or partnerships on favorable terms, or at all or within any projected time frame. Even if APT is successful in establishing such relationship, these collaborations may not result in the successful development of its product technology or the generation of revenue.

If APT enters into corporate collaborations, its success will be highly reliant upon the performance of its future corporate collaborators. The amount and timing of resources to be devoted to activities by corporate collaborators are not within APT's direct control and, as a result, APT will be unable to ensure that its future or existing corporate collaborators will commit sufficient resources to its research and development projects or the commercialization of its products. APT's corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with APT. Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of APT's business may be largely dependent upon its ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from APT's management team and effective allocation of its resources. Because APT currently has no involvement with any one collaboration, its ability to simultaneously manage a number of corporate collaborations is untested.

The use of pharmaceutical products may expose APT to product liability claims

The products APT will be developing and will attempt to develop will, in most cases, undergo extensive clinical testing and will require Food and Drug Administration and Therapeutic Products Directorate approval prior to sale in the United States and Canada, respectively. However, despite all reasonable efforts to ensure safety, it is possible that APT or its partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have side effects. The sale of such products may expose APT to potential liability. Additionally, APT may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by pharmaceutical companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although APT's shareholders would not have personal liability for such damages, the expenses of litigation in connection with any such injuries or alleged injuries and the amount of any award imposed on APT in excess of existing insurance coverage, if any, may have a material adverse impact on APT.

Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

APT is subject to the risks associated with the use of hazardous materials in research and development conducted by APT

APT's research and development activities may involve the controlled use of hazardous materials and chemicals. APT is subject to federal, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products.

Although APT believes that safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, APT could be held liable for any damages that result and any such liability could exceed its resources. APT will secure a commercial general liability policy with coverage of up to $1 million per occurrence. APT will also secure a blanket property insurance policy to cover up to $5 million for costs related to accidental damage to its properties and interruption of its business. If APT is required to institute additional safety procedures because APT is found not to be in compliance or if more stringent or additional regulations are adopted, it may be required to incur significant costs to comply with environmental laws and regulations, which might have a material and adverse effect on its business, financial condition and results of operations.

APT's business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means

In recent years, federal, state, provincial and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the United States and Canada. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials. While APT cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of its potential products. Significant changes in the healthcare system in the United States and Canada and abroad may have a substantial impact on the manner in which APT conducts its business. Such changes also could have a material adverse effect on its ability to raise capital. Moreover, APT's ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on its business, financial condition and results of operations.

In addition, in both the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If APT succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow APT to sell its products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit APT's flexibility in pricing and in obtaining adequate reimbursement for its potential products. If adequate coverage and reimbursement levels are not provided by government and third party payers for uses of APT's products, the market acceptance of its products would be adversely affected.

APT may face exposure to adverse movements in foreign currency exchange rates when its products are commercialized, if at all

APT intends to generate revenue and expenses internationally which are likely to be denominated in United States and other foreign currencies. APT's intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, myriad regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in downward price pressure for APT's products in such jurisdictions or losses from currency exchange rate fluctuations. To date APT has not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although APT may do so in the future, it cannot be sure that any hedging techniques it may implement will be successful or that its business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

The Company has incurred losses to date and may never become profitable.

There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the development of pharmaceutical products are added. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of scientists' analyses and recommendations, the rate at which operating losses are incurred, and the execution of any joint venture agreements with strategic partners and other factors, many of which are beyond the Company's control. The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as pharmaceutical products are developed to generate sufficient revenues to fund its continuing operations. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

The volume and trading price of the Company’s common shares may be variable and volatile

The market price of the common shares of the Company after completion of the Transaction could be subject to significant fluctuations in response to quarterly variations in operating results of the Company, announcements of technological innovations through new services or products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors, many of which are beyond the Company's control. In addition, the stock markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies whose businesses are dependent on technology and that often have been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the common shares of the Company. There can be no assurance that the holders or purchasers of the common shares of the Company will be able to resell shares at prices equal to or greater than their cost.

Item 4. Information on the Company

A. History and development of the company.

The legal name of the Company is Advanced Proteome Therapeutics Corporation. The predecessor, Thrilltime Entertainment International, Inc. was incorporated as a British Columbia corporation on December 12, 2005 and changed its name to its present name on August 12, 2006. Advanced Proteome Therapeutics Corporation was formed for purposes of a business combination with Thrilltime Entertainment International, Inc., a publicly-traded British Columbia corporation incorporated under a different name on August 12, 1997, and Advanced Proteome Therapeutics, Inc., a private Delaware corporation incorporated under a different name on April

8, 1998. Pursuant to a plan of arrangement, governed by the British Columbia Business Corporations Act, the business combination became effective as of October 25, 2006.

Thrilltime was a reporting issuer in Canada, and the U.S. with a class of securities registered under Section 12(g) of the Securities Exchange Act of 1934. Thrilltime conducted all its business, which was related to amusement parks and family entertainment, through wholly-owned subsidiaries, the assets of which were sold during the year ended July 31, 2005. Having dissolved the subsidiaries on December 30, 2005, Thrilltime was not conducting business operations at the time of the arrangement.

Upon completion of the plan of arrangement, Thrilltime and Advanced Proteome Therapeutics, Inc. (the private Delaware corporation) became subsidiaries of the Company, which succeeded to the reporting obligations of Thrilltime in the Canada and the U.S. The Company’s common shares commenced trading on the TSX-Venture Exchange on November 3, 2006 and the shares of Thrilltime were delisted.

The business combination contemplated by the plan of arrangement was set forth in an information circular, dated August 11, 2006 and delivered to the shareholders of Thrilltime, which was furnished to the SEC under cover of Form 6-K on August 30, 2006.

B. Business overview.

History

Proteins have been the primary biopharmaceutical products of the biotechnology revolution, in part because of their critical functional roles in human health and disease. They have been used to treat disease in the form of replacement therapy (i.e., insulin in diabetes patients), for their highly specific and unique biological properties (i.e., tissue plasminogen activator, TPA, a noted "clot busting" drug), and for their specificity in modulating undesirable biological activities (i.e., antibodies). The protein therapeutics market is robust achieving sales of US$51 billion in 2005. The Protein Therapeutics Market: The Science and Business of a Growing Sector (Kalorama Information, June 1, 2006, 174 pages – Pub ID: KLI1187553).

Although numerous therapeutic applications can be envisaged for natural proteins administered to humans, significant barriers need to be overcome for human use and commercialization. The short circulating times and lack of oral absorption of proteins offer significant challenges to the development of proteins as therapeutics.

To address such limitations, APT was founded to develop and commercialize a new technology platform that represents a significant advance in modifying proteins to improve their therapeutic properties. APT's program involves the use of performance-enhancing entities to augment suboptimal pharmacological and clinical properties of current products and to create new products, superior to those of the competition. A number of performance-enhancing entities ("PENTS") such as polyethylene glycol polymers ("PEG"), that improve circulation times, are known. However, technologies are lacking that are capable of linking PENTS to appropriate spots on the large surface of a natural protein target that results in product enhancement.

APT's technology is a way of discovering spots along the surface of a large protein that can be connected to PENTS to achieve product enhancements. APT uses advanced technologies involving ensembles of molecules to create proprietary human protein pharmaceuticals with enhanced therapeutic properties. For example, many protein pharmaceuticals are rapidly eliminated by the body, which limit their effectiveness and require that they be administered by frequent, often daily, injection. APT products will be designed to last longer in the body, which allows them to be administered less frequently, such as once per week to once per month, and maximizes their therapeutic benefits to patients. Historically, loss of biological activity and product heterogeneity have been the two most common problems encountered in the development of long-acting protein pharmaceuticals. The targeted protein modification technologies used by APT will overcome these problems.

APT is focusing on the growing field of protein therapeutics, to develop strategies for the stabilization of active proteins, to increase their duration of action, and their potential for oral administration.

The rapid metamorphosis of the protein therapeutics market has indeed been driven by innovative therapies including interferons and interleukins in the 1990s, and monoclonal antibodies in more recent years. Such treatments, owing to their high efficacy, safety, and ability to prolong life, have fundamentally changed treatment paradigms in areas of high unmet needs such as oncology, inflammation, and genetic disorders. Indeed, with strong sales in the insulin, erythropoietin and interferon segments, as well as innovative cytostatic, immunosuppressive, and anti-inflammatory agents rapidly achieving prominence, the protein therapeutics market has more than doubled in the last five years, increasing from US$25 billion in 2001 to US$51 billion in 2005-making it the fastest growing segment of the pharmaceutical industry (Kalorama Information, The Protein Therapeutics Market: The Science and Business of a Growing Sector, 2006). The U.S. Food and Drug Administration ("FDA") has approved over 60 biopharmaceuticals, with over 300 more in clinical development and many new protein targets are anticipated from proteomic and genomic research stemming from the human genome project.

Despite the suboptimal features of current biopharmaceuticals with their relatively short circulating times, they still command high premiums and have achieved huge sales and dramatic growth in the marketplace. Even incremental improvements in their duration of action (i.e., pegylated interferons) have rapidly achieved market acceptance and offer powerful incentives for the application of technologies that provide enhancements (such as those being pursued by APT).

A significant development in the business has been the filing of a patent application in 2004 describing technology designed to attach entities to specific spots on the protein surface to increase the duration of action and augment other suboptimal properties of specific protein targets of commercial value. APT intends to expand on this basic technology and focus on proteins with established billion dollar markets that are vulnerable to such improvements as its initial targets.

The following lists established product areas of biopharmaceuticals as potential targets:

TABLE 1 - CLASSES OF PROTEIN THERAPEUTICS

Monoclonal Antibodies

Erythropoietins
Insulin
Interferons
Growth Factors
Interleukins
Blood Clotting Factors
Tissue Plasminogen Activator

Human Growth Hormones
Reproductive Hormones
Recombinant BMP-2
Replacement Enzymes

Narrative Description of the Business

APT has a proprietary platform technology that is applicable to the discovery, development, and re-development of protein therapeutics and small molecule drugs. With appropriate refinements, there are a large number of protein therapeutics with lucrative markets that can be targeted with APT technology.

Although the pace of research and development cannot be predicted, it is anticipated that in the near term (i) additional patent applications will be filed to extend coverage of the platform technology and further protect specific protein targets; (ii) specific programs will be prioritized from the results of experiments and protein therapeutics, modified as conjugates, will be advanced as potential clinical candidates; and (iii) considerable progress towards negotiations for joint research efforts to complement and augment APT's technology and programs will have been achieved.

Further development of the technology is intended to optimize the potency and bioavailability of APT's clinical candidates to enable applications for investigational new drugs ("IND"). The testing of diverse protein therapeutic targets to optimize success in the clinic, and the selection of prime clinical candidates using specific biochemical assays and animal studies will require the first tranche of available research funds.

APT will conduct its own research and contract for services that are not available in-house. APT will pursue chemical, biochemical, molecular biological and developmental research required to promote drug candidates to IND status for the purpose of initiating clinical trials.

APT is both a drug delivery and redevelopment company specializing initially in the redevelopment of established protein therapeutics. Although an ultimate goal is to impact the field of biopharmaceuticals through the commercial production of protein therapeutics with new markets, there are many nearer term value points that can be rapidly targeted for commercial success. Initially, APT will be focused on the discovery and development of proprietary protein therapeutics, chemically modified, to provide superior properties to those that currently command established markets. APT will seek regulatory approval of such entities and attempt to license their rights to biotechnology and pharmaceutical companies for upfront and milestone payments, as well as royalties. To the extent that APT can raise additional funds to cover the costs of clinical development, APT can advance eligible drug candidates through the various phases of clinical trials (Phases I, II and III) and ultimately, commercial production for public markets. For successful clinical development, APT expects to receive additional premiums on its licensed products.

APT will first concentrate on making improved modifications of first generation protein therapeutics that are off-patent. Such targets are appealing because they have established multibillion dollar markets, despite their suboptimal properties. Yet, even incremental improvements in their properties have met with rapid market acceptance, i.e., pegylated interferons.

The characteristics that differentiate APT's platform technology from those of its competitors and qualify it for success are noted as follows:

(a)	A systematic basis for screening a large protein surface for spots that are linkable to performance–enhancing entities without compromising biological activity. This approach will be used to generate several protein conjugates for a specified protein; and

(b)	The ability to modify proteins without having to change the natural amino acid sequence or producing complicated mixtures.

Among its several applications, APT's proprietary technology, Targeted Chemical Specificity ("TCS") will serve as a next-generation polyethylene glycol-based (PEG-based) drug delivery technology. PEG-based drug delivery technologies are already used in 10 approved drugs, with annual sales exceeding and aggregate of several billion US dollars. The field is expanding rapidly, with more than 30 additional PEG-based drugs in the product pipelines of leading biotechnology and pharmaceutical companies.

The TCS platform can be applied to enhance the therapeutic properties of numerous proteins. Commercial benefits to collaboration partners include extension of product patent life and improved product life-cycle management.

APT intends to advance potential clinically viable protein therapeutics through development to IND status. This will require the screening of conjugates of protein therapeutics, the selection of the best candidates, and the optimization of synthetic procedures for the production of candidate drugs. The funds will also be used to develop drug candidates for regulatory approval of INDs by government agencies, such as the FDA. Depending upon the incremental value to APT in having an approved IND or successful clinical trial, such initiatives can be pursued independently, or in conjunction with major pharma or biopharma business partners.

The Technology - Phase I

Drugs are defined by their specific mode of action, the specific site on the specific protein they target, and their specific interactions. The overwhelming number of drug targets are proteins which are large, complex structures. The ability to specifically modify a protein is a key to drug discovery in the field of drug conjugates (proteins that have been attached to one or more entities). Targeted specificity, using purely chemical means, is not generally achievable. The normal course of chemical modification of proteins is to produce mixtures. It is difficult, impractical, and not cost effective to purify individual components from such mixtures. This is a severe limitation since pure substances are an essential part of the drug approval process.

APT's proprietary technology is designed to specifically modify a protein at points along its surface complementary to members of its proprietary libraries. The appeal of this approach is substantial, since one component of the modified protein can be a well-established FDA-approved carrier, such as PEG, while the other component can be a protein therapeutic with an established market in the billion dollar range. To have commercial appeal, they need only be connected in unique ways that improve their properties clinically, and isolated as distinct entities. For natural proteins, currently there are no practical methods for producing several optional forms of a protein conjugate separately, that differ only in their points of attachment. Consequently, there is a real opportunity for APT, with its technology platform to impact the multibillion dollar drug-conjugate market.

In principle, the technology has the following attributes:

1.	It is broadly applicable to virtually any protein.

2.	It has multiple applications involving the modification and improvement of existing drugs, i.e., biopharmaceuticals that, despite their suboptimal activity, have commanded lucrative markets.

APT's Conjugating Technology and the Production of Specific Conjugates

APT's technology constitutes a method for determining where on the surface of a target protein to make attachments of performance-enhancing entities, and provides a means for selective attachment of such entities. Besides providing a route to clinical candidates, often this capability can translate into increasing the odds for clinical success. By generating several optional drug candidates for development, the candidate most likely to succeed can be selected by established experimental criteria.

The technology produces ensembles of protein conjugates from which conjugates with desirable characteristics for development can be identified and prepared independently. The technology has the ability to home in on high affinity sites that can easily be identified by proprietary methods.

The ability to site-selectively label a protein has been demonstrated in a proof of principle. These studies show that it is reasonable to expect that proteins of the size and complexity of therapeutic targets can be connected selectively to other entities. The utility of the technology has been demonstrated through synthesis, analysis, and assay leading to site-selective protein attachment. The synthesis of the entities used for attachment and the determination of site-selective attachment can be accomplished by proprietary methods for which APT has filed patent applications.

Company and Founder

APT was founded by Allen Krantz, Ph.D., a recognized expert in drug discovery and development, in order to exploit 25 years of research and know-how dedicated to specific drug-targeting of proteins. Dr. Krantz has had a successful and varied career, first as a tenured Professor in the Faculties of Chemistry and Pharmacological Sciences at the State University of New York at Stony Brook, then as Vice President of Syntex Research Canada.

Dr. Krantz has led teams from discovery to clinical development at Syntex. The current enterprise departs from a solid base of additional work by Dr. Krantz which has led to the development of various technology platforms involving the selective modification of proteins. APT now leverages his know-how and experience with new ideas to create a protectable base of intellectual property.

Particularly relevant to APT's expertise with respect to selective modification of proteins are precedents in which Dr. Krantz has played either a major or exclusive role in demonstrating that not only can proteins be selectively modified using molecules of low chemical reactivity but, more importantly, in pioneering the notion that proteins with numerous chemically identical residues can be selectively modified.

Technology: Strategic Considerations

APT's technology can impact drug discovery and development on a number of levels with promising commercial prospects.

The salient points that make technologies for the improvement of protein therapeutics attractive are as follows.

  The patents of multi-billion dollar drugs are expiring or have expired (see Table 2 below).

  The FDA has approved over 60 biopharmaceuticals, with over 300 more in clinical development and many new proteins targets are anticipated from proteomic and genomic research stemming from the human genome project (Datamonitor).

  Therapeutic proteins have the highest rate of sales growth of any type of drug over the past decade and this trend is expected to continue unabated (IMS Health Global Services).

  The protein therapeutics market has more than doubled in the last five years, increasing from $25 billion in 2001 to $51 billion in 2005-making it the fastest growing segment of the pharmaceutical industry, and is expected to increase to $87 billion by 2010. (Kalorama Information, The Protein Therapeutics Market: The Science and Business of a Growing Sector, 2006.)

TABLE 2 – PATENT EXPIRATION DATES OF PROTEIN THERAPEUTICS

Brand Name	Generic Name	Source	2001 Global Sales in 000's	U.S. Patent Expiration

Epogen or Procrit	Epoetin alfa		US$5,772,000	2004
Novolin	Human insulin	Novo Nordisk	US$1,829,000	2005
Neupogen	Filgrastim	Amgen and Roche	US$1,533,000	2006
Humulin	Human insulin	Eli Lilly	$1,061,000	2001
Avonex	Interferon beta- 1a	Biogen	US$972,000	2003
Intron A	Interferon alpha- 2b	Schering-Plough	US$700,000(1)	2002
Cerezyme or Ceredase	Alglucerase	Genzyme	US$570,000	2001
Humatrope	Somatropin	Eli Lilly	US$311,000(1)	2003

TABLE 2 – PATENT EXPIRATION DATES OF PROTEIN THERAPEUTICS

Nutropin	Somatropin	Genentech	US$250,000	2003
Protropin	Somatrem	Genentech	US$250,000	2005

(1) Estimate SOURCE Datamonitor

Yet a major obstacle to overcome is the difficulty of delivering and maintaining proteins in humans.

Despite the suboptimal features of current biopharmaceuticals with their relatively short circulating times, they still command high premiums and have achieved huge sales and dramatic growth in the marketplace. Even incremental improvements in their duration of action have rapidly achieved market acceptance and offer powerful incentives for the application of technologies that provide enhancements.

For example, the ability to attach entities that enhance the properties of protein therapeutics has been a successful strategy that is being vigorously pursued by big pharma and is achieving rapid FDA approval (see table below) for the following reasons.

  Attaching PEG chains to protein therapeutics is well tolerated by patients and has resulted in increased duration of action for such drugs.

  Versions of PEG-interferon are selling in the hundreds of millions of dollars.

  Conjugating carriers to known protein therapeutics is immensely appealing because no discovery of active drug is necessary (the active substance is the protein), and the carrier is safe, readily available and, in many instances, has proved to be drug enhancing.

  There are a number of performance-enhancing entities that can be envisaged for attachment.

TABLE 3 - SOME FDA-APPROVED PEGYLATED PROTEINS

Amgen	NeulastaTM (pegfilgrastim)
Roche	PEGASYS® (peginterferon alfa-2a)
Schering-Plough	PEG-INTRON® (peginterferon alfa-2b)
Pfizer	Somavert® (pegvisomant)
Bristol-Myers Squibb	Definity® Vial for (Perflutren Lipid Microsphere) (PEG)
Eytech	MacugenTM (pegaptanib)

However, the preparation of the conjugated protein needs to be accomplished as a single, homogenous substance, and therein lies the challenge and opportunity. There are severe limitations on the ability to selectively modify a protein at a single spot on its surface with PEG. It is clear that technologies that are capable of conjugating an entity to a specific site on a protein are invaluable.

APT’s technology is designed to create drugs that contain a known active, and a known carrier, which can be "stitched" together in a number of specific ways to give commercially viable product. Thus it need not invent the drug nor the carrier, but merely link them together to give conjugates of low toxicity with the requisite activity and circulating times. This type of technology is proprietary, has no obvious analogues, and should have high barriers to entry by other companies.

Operations

APT is engaged in the discovery and development of its clinical targets in its own laboratories.

APT will utilize an assortment of specialized skills in protein modification and purification, cloning and phage display techniques, assay development, combinatorial chemistry and related automation, and expertise in solid phase organic synthesis and peptide chemistry. Such skills are available to APT through the President and CEO and appropriately skilled personnel will be recruited through contacts in the industry and academe, as well as through advertising in trade journals.

APT's commercialization strategy is a multi-staged plan that takes the company from initial research and co-development collaborations to commercialization of drugs using APT's delivery systems. APT has developed a milestone driven program that will build the platform technology and develops commercial applications simultaneously.

APT's principal targets are companies with off-patent approved products, but APT's technology also will be applied to promising drugs in development. For therapeutics already on the market, TCS will facilitate lifecycle management by extending patent protections, streamlining clinical trials, regulatory approvals and accelerating time-to-market for advanced versions of existing products. For novel molecules, APT's technology will enable collaboration partners to address stability or solubilization problems and convert sunken costs into approved products. In either case, the shared benefits could be substantial with APT expecting to receive generous milestone and royalty payments for licensing its enabling technology.

APT envisions multiple commercialization opportunities to the extent that TCS is a platform technology that lends itself to the development and enhancement of many products. Improvements in methodology for a given protein target should be largely transferable to others. The construction of a conceptual framework and databases, representing proprietary know-how for targeting conjugates that are most likely to succeed in the clinic, are viewed as invaluable assets.

Operational Development

To its knowledge, APT is the first company with a technology potentially capable of mass-producing several versions of a target pegylated protein. APT intends to apply its technology to the production of separate and distinct conjugamers (conjugates that differ only in the point of attachments of PENT to protein), each of which represent a unique clinical entity that is distinctly patentable and a potential clinical candidate that is licensable to major Pharma. In principle, current APT technology may be sufficient to effect the specific pegylation of diverse proteins. Nevertheless, APT intends to expand its patent estate so that it can fully protect its franchise. This strategy will ensure that barriers to entry remain high and that APT will enjoy protection from would-be competitors.

Initial milestones entail (i) the construction of chemical systems that can be used to initially probe target proteins for specific sites of attachment; and (ii) demonstration of selective modification of protein target of commercial interest. APT will determine conditions that must be met to specifically attach PEG entities to target proteins. The latter goal will be pursued by varying the composition, size, number and polarity of PEG attachments. Information gained from such determinations will (1) lower the costs of discovery of selectively labeled pegylated entities, (2) make selection of protein targets suitable for development more predictable, and (3) provide a powerful proprietary database for operations.

APT's choice of targets prioritizes protein therapeutics with established markets, but with suboptimal properties. Such proteins should represent a rapid route to market since there is ample precedent for the use of both the protein therapeutic and the FDA-approved PEG carrier. From the dosing schedule of both unpegylated and current pegylated protein therapeutics, it is clear that improvements in the duration of action will appeal to the marketplace. Unpegylated therapeutics require frequent administration, on the order of days or at the least a couple of weeks. Note that the gold standard representing the outer limit for favorable dosing is Ivermectin, a broad-spectrum anti-parasite medication that is also used to treat onchocerciasis, river blindness, and is administered once a year. There is clearly considerable opportunity for improvement in the pharmacokinetics of pegylated proteins.

APT forges a specific linkage between PEG and protein without modifying its natural amino acid sequence. This capability creates a new chemical entity that can be accomplished at more than one site of the target protein, and should be patentable for each site. To the best of its knowledge, APT is the only company exploiting conjugate technologies that do not modify the natural sequence of the target protein. This represents a huge advantage not only procedurally, but in limiting immunogenic reactions in the clinic. Normally, the gap in site-specific attachment technologies necessitates that proteins be mutated by introducing unnatural elements in their normal sequence in order to prepare specific protein-conjugates. The mutant approach can elicit undesirable immune responses directed at the protein-conjugate itself, or toward its degradative products.

To exploit this competitive advantage, APT has initially chosen some members of the class of secretory proteins, to explore and develop. As most current therapeutic proteins (cf. Table 2) are secreted proteins, these amount to privileged targets and will be the focal point of APT's inaugural program. It is anticipated that several conjugates of each pegylated protein can be obtained using the technology, for which there is clearly high level interest among major pharma. The results of APT's efforts will be marketed to major pharma as an invitation to partner with APT and exploit its disruptive technology.

In general, the goal in the start-up phase is to optimize procedures and fortify intellectual property and begin selection of principal targets for commercialization. Activities will involve mostly hands-on laboratory work and the early stages of deal making.

As opportunities present themselves beyond the start-up phase, APT's conjugate technology may also be applied to extend the lifetimes of certain emerging antibody-drug conjugate ("ADC") technologies which employ monoclonal antibodies ("mAbs") to deliver conjugated chemotherapeutic agents to the tumor environment. In the conjugated form the chemotherapeutic exhibits low cytotoxicity, thereby sparing non-target cells, many of the toxic effects of traditional chemotherapy. Conjugates of antibodies have been mostly limited to a single structural motif offering APT, with its multiple conjugamer technology, numerous additional options.

TABLE 4 - THERAPEUTIC MONOCLONAL ANTIBODIES

Generic Name	Trade Name	Company	Indications	Dose	Route

Infliximab	Remicade	Centocor	Treatment of rheumatoid arthritis and Crohn's disease	Crohn's disease: 5 mg/kg Crohn's disease, fistulizing: 5 mg/kg repeated at 2 and 6 weeks. RA: 3 mg/kg at 0, 2 and 6 weeks then every 8 weeks.	IV infusion

Rituximab	Rituxan	IDEC/

Genentech	Treatment of lymphoma	375 mg/m2 IV once weekly for 4 doses (days 1, 8, 15 and 22).	IV infusion

Trastuzumab	Herceptin	Genentech	Treatment of breast cancer	4 mg/kg loading dose; 2 mg/kg maintenance dose.	IV infusion

APT will build shareholder value through its products, services and solutions. The emphasis will be on creating products as the surest way for increasing shareholder value. APT will continue to focus on the development of its core technology to cut development and registration times of new therapeutic products by emphasizing much needed improvements in suboptimal therapeutics with established markets. The preferred strategy exploits the many lucrative off-patent protein therapeutics and known carriers and avoids the costly and long research and development times required to create such new chemical components. Rather, APT will focus on rapidly "stitching together" these components in novel, proprietary ways to create new patentable entities. It is anticipated that such conjugated entities can be advanced rapidly to the clinic because of established safety precedents pertaining to the component carrier and protein therapeutic. Initial focus will be on licensing drug candidates to big pharma, but with sufficient capital, programs will be carried through the various phases of clinical trials to maximize value of APT's proprietary drugs.

Services that do not build value for APT will be outsourced as required on a cost-effective basis. APT will pursue joint development projects with companies that offer advanced technologies that provide a competitive edge to APT's programs and allow it to accelerate product development and more predictably select successful candidates for clinical trials.

Market

APT is planning to pursue protein therapeutics that have established markets in hematological and endocrine disorders and to emphasize improved versions of these suboptimal drugs.

The trends in the industry support the programs pursued by APT. The protein therapeutics market has more than doubled in the last five years, increasing from US$25 billion in 2001 to US$51 billion in 2005. Therapeutic proteins have the highest rate of sales growth of any type of drug over the past decade and this trend is expected to continue unabated (IMS Health Global Services).

Driven by the introduction of new variants of pegylated interferons, hepatitis C therapeutics alone are expected to reach several billion dollars by 2007. The market for protein therapeutics is forecast by Datamonitor to achieve sales well over US$59 billion by 2010. Annual sales of first generation protein therapeutic products involving hematological and endocrine disorders, cancer and infectious disease are each in the billions.

APT is in the business of attaching various entities that enhance the properties of protein therapeutics. Significant enhancements in the properties of known drugs have been realized in the industry and have met with strong market acceptance. The example of interferons is illustrative whereby pegylated interferons now dominate billion dollar markets where the unadorned interferons once dominated. The suboptimal features of current biopharmaceuticals with their relatively short circulating times, commanding high premiums and huge sales, offer powerful incentives for the application of technologies that provide enhancements.

There is the possibility for new products to enter the market place but regulatory requirements create sufficient barriers to ensure a reasonable market presence for established products. Marketed products must be approved by appropriate regulatory agencies. FDA approval covers the most important markets.

APT will not market products in the foreseeable future but will contract with marketing organizations or partners to promote products to the public.

APT will seek to leverage the TCS technology and exploit market opportunities by supplying multiple drug conjugates where possible, to multiple partners on a protein target by protein target basis.

By leveraging its resources through collaborations with pharmaceutical, biotechnology and agrochemical chemical companies, APT expects to generate significant cash flow, spread risk, accelerate the commercialization of in house-generated molecules leading to milestone payments and develop a franchise in the emerging growth area of conjugated protein therapeutics. It is typical industry practice for pharmaceutical companies to support promising technologies with investment and joint research and outsourcing is the general rule. In addition to deal-making to financially support projects and commercial development, APT will focus on the development of its core technology, screening, and pegylation technology to maximize shareholder value while outsourcing tasks that are not cost-effective to perform in-house. APT intends to be pro-active by collaborating with companies to supplement and develop our capabilities in structural genomics, proteomics, molecular modeling and molecular biology.

Competitive Conditions

Companies such as Nektar Therapeutics (Nasdaq:NKTR), Bolder BioTechnology, Inc. (Boulder, Colorado) and Ambrx, Inc. (La Jolla, California) have dedicated programs involving the attachment of performance enhancing entities to proteins. The principal aspects of competition will depend on product performance which will, in turn, depend on the relative potencies and specificities of competing products, and most importantly, on their circulating times. These properties will dictate frequency of administration and patient compliance.

Current commercially successful protein therapeutics are subject to improvements as they are not administered orally, and have circulating times that can be increased. APT will be competing in this dynamic research environment. Companies with breakthrough technologies that overcome these limitations can capture a significant share, and even expand, the existing market.

C. Organizational Structure.

The Company is a holding company that, as of the October 25, 2006 effective date of the business combination described in “Item 4.A - History and development of the company,” owned 56% of the issued and outstanding common shares of Advanced Proteome Therapeutics, Inc., a Delaware corporation, and 100% of the issued and outstanding common shares of Thrilltime Entertainment International, Inc., a British Columbia corporation. Substantially all of the Company’s operations are conducted by its Delaware subsidiary. Thrilltime has ceased to conduct business.

As of the October 25, 2006 effective date of the business combination noted above, Alexander (Allen) Krantz, Chief Executive Officer, President and Chief Financial Officer of the Company, owned all of the remaining shares, or approximately 44%, of the Delaware subsidiary.

D. Property, plants and equipment.

The Company conducts all its operations at its offices in Boston, Massachusetts where it licenses the use of approximately 1,000 square feet for $6,250 per year commencing January 1, 2007 with a one-year option to extend. All of its equipment, comprised of laboratory, office and computer equipment, is located at this location.

Item 4A. Unresolved Staff Comments

This item is not applicable to a registrant such as the Company that is not (i) an accelerated filer, as defined Rule 12b-2 of the Exchange Act, or (ii) a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Item 5. Operating and Financial Review and Prospects

A. Operating results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Company for the Fiscal Year Ended July 31, 2007 Compared to July 31, 2006

General

The following discussion and analysis should be read in conjunction with the financial statements and notes for the Fiscal year ended July 31, 2007 accompanying this report. All monetary amounts, unless otherwise indicated, are expressed in United States dollars. The following discussion and analysis reflects that our financial statements have been prepared in accordance with generally accepted accounting principles in Canada. See Note 17 of the consolidated financial statements for a reconciliation to U.S. generally accepted accounting principles. The date of the Management Discussion and Analysis is November 28, 2007. Additional information relating to the Company, including the Annual Information Form and other regulatory filings, can be found on the SEDAR website at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “progressing”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Overview

Advanced Proteome Therapeutics Inc. (APT) is a biotechnology company founded to develop and commercialize a new, promising technology platform that is intended for the chemical modification of protein therapeutics. The platform anticipates important practical applications in the field of protein therapeutics by producing novel protein conjugates (therapeutic proteins whose properties are modified and further enhanced by chemically attached entities). APT's technology involves a way of using proprietary site-selective techniques to modify therapeutic proteins to improve critical properties, i.e., duration of action. Such a "chemoselective" methodology has heretofore been lacking in the fields of chemistry and biochemistry.

APT uses advanced protein modification technologies to produce proprietary human protein drugs which are tested for enhanced therapeutic properties. Most protein pharmaceuticals are rapidly eliminated by the body, which limit their effectiveness and require that they be administered by frequent, often daily, injection. By developing and applying technology that can selectively attach life-time enhancing entities to therapeutic proteins, APT products will be designed to last longer in the body. This feature will allow them to be administered less frequently, such as once per week to once per month, and maximize their therapeutic benefits to patients. Historically, losses of biological activity and product heterogeneity have been the two most common problems encountered in the development of long-acting protein pharmaceuticals. The targeted protein modification technologies used by APT is intended to overcome these problems.

During the past year, following acquisition, the Company was engaged in transitional activities involving relocation to laboratories in Boston, Massachusetts, recruitment of laboratory scientists with highly specialized skills in synthetic organic chemistry, high throughput screening and assay development, and with broad assortments of skills in the handling and manipulation of proteins. The Company now occupies laboratory and office space at the Boston University Discovery and Innovation Center, 650 Albany Street, Boston, MA 02118 which is fully utilized.

The Company has embarked upon a program focused on improving the properties of protein therapeutics with established markets and revenues greater than a billion dollars per year. In achieving its first milestone, the Company has prepared a number of highly specialized ensembles of molecules that are being applied to such protein targets for the introduction of therapeutic enhancing entities. Additional milestones demonstrating the specific attachment of these entities to high value protein therapeutics such as human growth hormone are progressing.

In addition, to specific protein targets that have been chosen for development, the Company has adapted its technology to screen proteins to provide a priority ranking for rapid commercial development and patentability by APT. As well, during the course of the year, the Company has generated and filed new intellectual property with the United States Patent and Trademark Office featuring polymeric supports designed to increase efficiencies, and to minimize cost and development time of research and development activities. Because of their novelty, utility, and practicality, the Company anticipates that these approaches will appeal to investors, Corporate partners and promote joint commercial efforts

The Company expects that the market for therapeutic proteins (one that been robust throughout the last decade), will continue to grow at a rapid pace. Although natural protein therapeutics generally offer the immediate prospect of high specificity for target, (a matter that is a developmental issue for small molecule drug development), they are usually short-lived and difficult to deploy as therapeutics without modification. In general, a major problem with all therapeutics has been delivery to its ultimate target in sufficient quantities to control disease and discomfort, free of toxic effects. To deal with this issue, the use of conjugates which modify drug properties by the addition of appropriate appendages for targeting, delivery, and duration of action, is proliferating. Management believes that an emphasis on technology that can specifically attach such therapeutic-enhancing entities at a variety of points along the protein surface is potentially invaluable.

Current strategies for the preparation of protein conjugates most often require either mutation of the natural sequence of the protein, or molecular biological approaches with serious limitations in the type and numbers of points of attachment to which appendages can be linked.

The Company believes that technologies that have the ability to identify novel sites on surfaces of natural (unmutated) proteins that tolerate the specific attachment of therapeutic-enhancing entities, should hold a powerful advantage over current approaches. Such technologies can provide unique proprietary intellectual property and, in principle, uncover a variety of sites on specific protein targets that can be exploited commercially. Since traditionally, drug development is regarded as a numbers game in which several candidates usually have to be investigated to discover molecules with the “right” mix of properties for clinical investigation and regulatory approval, having a plurality of sites of attachment is a major plus. Consequently, the Company has chosen to develop a technological approach with general applicability to the attachment of appendages at a variety of sites along protein and other polymer surfaces.

The Company has also entered into a strategic research and development agreement with Atreus Pharmaceuticals, Inc., to explore the development of novel protein - in vivo imaging agents using advanced site-directed protein modification techniques developed by APT.

Additional challenges this year involved the consolidation of three companies involved in the financing and closing: Thrilltime Entertainment, Advanced Proteome Therapeutics Inc, and Advanced Proteome Therapeutics Corporation. Considerable time and effort was required for streamlining costs, instituting accounting practices, and dealing with compliance issues, scaled to the size of the Company and its available resources.

The Company was fortunate to have 11,495,130 warrants and 3,163,492 agents’ warrants exercised at a price of $0.15 and $0.10, respectively, for proceeds of $1,724,270 Cdn and $316,349 Cdn. Current proceeds will be used to advance protein conjugates in development, and for the continued improvement of proprietary core technologies in order to increase efficiencies of research and development activities with the goal of out-pacing the competition and dominating the field of protein-site targeting. The Company believes that it has sufficient resources to pursue near term objectives using contractual services along with its in-house capabilities. It will be necessary for the Company to raise additional support to bring on-going programs to fruition, to expand its programs to include additional commercial targets of interest to big Pharma for deal-making purposes, to perfect its technological capabilities for competitive advantage, and to grow the Company to a practical, independent entity with powerful in-house capabilities.

To the extent possible, management endeavors to implement strategies aimed at reducing or mitigating the risks and uncertainties associated with the Company’s business. Operating risks include (i) market acceptance of the Company’s technology and products, (ii) the Company’s ability to obtain and enforce timely patent protection of its technology and products, (iii) the Company’s ability to manufacture its products cost effectively; (iv) the competitive environment and impact of technological change, and (v) the continued availability of capital to finance the Company’s activities.

Critical Accounting Policies and Estimates

The attached consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company generated operating losses in the fiscal years ended July 31, 2007 and 2006. The application of the going concern concept is dependent on the Company’s ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments through the end of the 2008 fiscal year.

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

These consolidated financial statements include the accounts of the Company, its wholly-owned Canadian subsidiary Thrilltime Entertainment International Inc., incorporated in British Columbia, Canada and its 56% owned US subsidiary, Advanced Proteome Therapeutics, Inc., incorporated under the laws of the State of Delaware. All significant inter-company transactions have been eliminated on consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

  Lab equipment Declining balance basis at 20% per annum
  Office equipment Declining-balance basis at between 20% and 30% per annum
  Computer equipment Declining balance basis at 20% per annum
Deferred costs

Costs related to raising capital or acquiring a business such as corporate finance costs, legal fees and sponsorship fees are recognized as a capital transaction or included in the cost of an acquired business and allocated to acquired net assets. Such costs are deferred until the corresponding transaction is complete. If the corresponding transaction is abandoned, the related costs are written off in the statement of operations.

Stock based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar. Transactions denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings.

Patent application and technology

The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs which meet generally accepted criteria, including reasonable assurance regarding recoverability, are deferred and amortized from the beginning of commercial production. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future cash flows from commercialization of the associated products to determine if there has been an impairment in the recoverable amount.

When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down.

Long lived assets

Long-lived assets, including equipment and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. No impairment was recorded for the years ended July 31, 2007 and 2006.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Outstanding Share Data

The authorized share capital of Advanced Proteome Therapeutics Corporation is an unlimited number of common shares, without par value. At July 31, 2007 there were 56,167,714 shares outstanding (July 31, 2006: 26,507,297). There are 14,896,617 common shares allocable for issuance upon the exercise of outstanding share purchase warrants (July 31, 2006: 3,000,000) and 5,070,000 common shares allocable for issuance upon the exercise of outstanding stock options.

Results of Operations

Net Loss

The consolidated net loss for the Fiscal Year Ended July 31, 2007, was $ (1,895,980) or $(0.04) per share as compared with a net loss of $(137,454) or $(0.01) per share for Fiscal Year Ended July 31, 2006. During fiscal 2005 the Company had disposed of all of its subsidiary assets. As a result the Company had no ongoing business or revenues during fiscal 2006. On October 25, 2006 the company completed the acquisition of a 56% interest in Advanced Proteome Therapeutics Corporation. APT is establishing a new pharmaceutical development business and is in the early drug discovery and development stage.

Revenues

During the Fiscal year ending July 31, 2007 the company recorded $58,933 (2006 - $10,531) as interest income from funds placed on deposit with financial institutions. As the Company is in the early drug discovery and development stage it has not yet established any sales revenues.

Operating expenses

Operating Expenses were $2,217,365 for the Fiscal Year Ended July 31, 2007, compared with $186,085 for the Fiscal Year Ended July 31, 2006.

Amounts by major sub-category are as follows:

	2007	2006

Amortization of equipment	$29,756	$754
Bank charges	480	518
Consulting	38,795	27,703
General and administration	43,498	11,464
Foreign exchange	(14,365)	(11,183)
Insurance	27,213	1,120
Interest expense	8,901	-
Investor relations	9,500	-
Professional fees	129,059	123,824
Regulatory filings	35,009	10,286
Rent	50,333	15,771
Shareholder information	8,969	-
Stock based compensation	376,908	-
Supplies	72,134	-
Travel and entertainment	23,004	-
Write off of patent	1,077,669	-
applications and technology
Wages and benefits	300,502	5,828

	$2,217,365	$186,085

Depreciation and Amortization

Amortization expense relates to the amortization of equipment. The Company purchased laboratory and office equipment during fiscal 2007. For the Fiscal Year Ended July 31, 2007, related amortization expense was $29,756, compared with $754 for the Fiscal Year Ended July 31, 2006.

Other Operating expenditures

The Company incurred $1,077,669 of patent application and technology costs which were charged directly to operations during fiscal 2007. General and administrative expenditures, insurance, rent, supplies, travel and entertainment and wages and benefits exceeded 2006 comparatives as a result of the Company’s engagement in early stage development activities. During fiscal 2006 the Company had no ongoing business. Professional fees, regulatory fees, investor relations, and expenditures for shareholder information were directed toward the administration of the Company as a publicly held entity listed on the TSX exchange. These expenditures exceeded 2006 expenditures as a result of the Company’s completion of financing and the acquisition of a 56% interest in Advanced Proteome Therapeutics Inc. During 2007 the Company also recorded stock based compensation related to the issuance of incentive stock options to employees, officers and directors.

Differences between Canadian and United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

Going Concern

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. Subsequent to July 31, 2007 the Company raised additional funds pursuant to the exercise of warrants. Management is of the opinion that these funds when combined with the working capital on hand at the fiscal year end, will be sufficient to sustain operations, and to meet the Company's liabilities and commitments to the next fiscal year end.

Other Income

Under United States GAAP, other income is not considered revenue and is shown under expenses. Under Canadian GAAP, other income is included in revenue. This difference has no impact on the net loss.

Patent

Under United States GAAP, the in-process research and development costs acquired on the business combination must be expensed immediately. This results in an increase in the net loss before non-controlling interest of $1,077,669. Under Canadian GAAP, these costs have been capitalized and are reviewed for impairment on an annual basis .

Lab equipment

Under United States GAAP, lab equipment acquired for research and development that has not otherwise been acquired for alternative future use must be expensed immediately. This results in an increase in the net loss before non-controlling interest of $247,647. Under Canadian GAAP, these costs have been capitalized and are amortized over their remaining estimated useful economic life.

Significant differences between Canadian GAAP and U.S. GAAP

Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income (loss) of the Company:

	July 31,	July 31,	July 31,	Note 4
	2007	2006	2005	Cumulative -
				October 25, 2006
				to
				July 31, 2007

Net loss for the year in	$(1,895,980)	$(137,454)	$2,628,320	$(1,809,850)
accordance with Canadian
GAAP
Adjustments
Non-controlling interest	109,015	-	-	109,015
Amortization of equipment	27,560	-	-	27,560
Lab equipment used for	(275,207)	-	-	(275,207)
Research and Development
	(138,632)	-	-	(138,632)

Net loss for the year in	$(2,034,612)	$(137,454)	$2,628,320	$(1,948,482)
accordance with U.S.
GAAP

Basic and diluted loss per common
share, Canadian and U.S. GAAP	$(.04)	$(.01)	$.13	$(.04)

The following is an analysis of the Company’s deficit incorporating the differences between Canadian and U.S. GAAP:

	July 31,	July 31,	July 31,
	2007	2006	2005
Deficit under Canadian GAAP	$(10,280,853)	$(8,384,873)	$(8,247,419)
Adjustments to net income (loss)	(138,632)	-	-
Deficit under U.S. GAAP	$(10,419,485)	$(8,384,873)	$(8,247,419)

The following is an analysis of the Company’s shareholders’ equity incorporating the differences between Canadian and U.S. GAAP:

	July 31,	July 31,	July 31,
	2007	2006	2005
Shareholders’ equity under Canadian	$903,993	$221,480	$58,940
GAAP
Adjustments to net loss and deficit	(138,632)	-	-
Shareholders’ equity under U.S. GAAP	$765,361	$221,480	$58,940

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

	July 31,	July 31,
	2007	2006
Total current assets	$1,358,043	$118,424
Demand promissory note	-	132,556
Deferred costs	-	57,271
Equipment	10,710	2,114
Total assets under U.S. GAAP	$1,368,753	$310,365
Total current liabilities	$174,205	$88,885
Non-controlling interest	429,187	-
Shareholders’ equity	765,361	221,480
Shareholders’ equity under U.S. GAAP	$1,368,753	$310,365

The following is an analysis of major cash flow statement categories reflecting the application of U.S. GAAP:

				Note 4
	2007	2006	2005	Cumulative -
				October 25, 2006
				to
				July 31, 2007

CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
In accordance with Canadian GAAP	$(765,434)	$(189,335)	$34,686	$(763,819)
Adjustment:
Lab equipment used for research and	(275,207)	-	-	(275,207)
development
In accordance with US GAAP	(1,040,641)	(189,335)	34,686	(1,039,026)

CASH FLOWS FROM (USED IN)
FINANCING ACTIVITIES	2,262,145	232,902	(14,595)	2,260,530

CASH FLOWS FROM (USED IN)
INVESTING ACTIVITIES
In accordance with Canadian GAAP	(290,850)	(132,556)	-	(290,850)
Adjustment:
Purchase of lab equipment	275,207	-	-	275,207
In accordance with US GAAP	(15,643)	(189,335)	34,686	(15,643)

Change in cash during the year	1,205,861	(88,989)	20,091	1,205,861

Cash and cash equivalents, beginning of year	101,315	190,304	170,213	101,315

	$1,307,176	$101,315	$190,304	$1,307,176
Cash and cash equivalents, end of year

Commitments

The Company is committed to license premises at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, with an option to extend the license for 1 additional year.

Subsequent events

Subsequent to the year ended July 31, 2007, 11,495,130 warrants and 3,163,492 agents’ warrants were exercised at a price of $0.15 and $0.10 respectively for proceeds of $1,724,270 Cdn and $316,349 Cdn. The impact of these warrants has not been reflected in these financial statements as they were exercised subsequent to year end.

Liquidity and capital resources.

The Company has financed activities, operations and capital expenditures primarily from public and private equity and repayable loans. Until the Company receives substantial revenue from product sales, it plans to issue more securities at such time as it believes additional capital could be obtained on favorable terms. However, there can be no assurance that such funds can be available on favorable terms, if at all.

As at July 31, 2007, the Company had cash and cash equivalents of $1,307,176 and working capital of $1,329,490. This compares with cash and cash equivalents of $101,315 and a working capital position of $29,539 at July 31, 2006.

Cash provided by the issuance of 29,660,417 new common shares during the fiscal year ended July 31, 2007 was $2,201,585; inclusive of $389,135 received pursuant to the exercise of 4,010,417 warrants and $28,500 received pursuant to the exercise of 150,000 incentive stock options.

The Company believes that cash flows from operations and funds on hand will be sufficient to fund its cash requirements through 2008. However, the Company plans to issue more securities at such time as it believes additional capital could be obtained on favorable terms. There can be no assurance that such funds can be available on favorable terms, if at all. The Company has no material commitments.

Results of Operations - fiscal 2006 compared to 2005

Net Income (Loss)

The consolidated net loss for the Fiscal Year Ended July 31, 2006, was $ (137,454) or $(0.01) per share as compared with a net income of $2,628,320 or $0.13 per share for Fiscal Year Ended July 31, 2005. The 2006 fiscal figures included $2,964,808 related to a gain on settlement of subsidiary net assets. The Company entered into an agreement to sell the net assets held by Skycoaster, Inc. in exchange for all related debt and obligations between the Company and the purchaser. Effective July3, 2005 , the Company entered into an agreement to sell the net assets of Superstar Dragsters, Inc. in exchange for all obligations between the Company and the purchaser.

Revenues
During the Fiscal year ending July 31, 2006 the company recorded $10,531 (2005 - $25,780) as other income. During fiscal 2005 the Company sold all assets of its wholly-owned subsidiaries and as a result had no ongoing business or revenues during fiscal 2006. During fiscal 2005 the company reported net revenues from product sales of $226,871 and royalty revenue of $520,163.

Operating expenses
Operating Expenses were $186,085 for the Fiscal Year Ended July 31, 2006, compared with $1,136,054 for the Fiscal Year Ended July 31, 2005. The substantial difference related to the elimination of debt upon the disposition of the subsidiary net assets and the cessation of active operations as a result.

Amounts by major sub-category are as follows:

	2006	2005

Amortization of equipment	$754	$3,146
Bank charges	518	38,919
Consulting	27,703	167,884
General and administration	11,464	57,951
Foreign exchange	(11,183)	53,667
Insurance	1,120	60,282
Interest expense	-	223,297
Marketing and selling	-	18,207
Professional fees	123,824	107,889
Regulatory filings	10,286	10,817
Rent	15,771	78,979
Research and development		7,585
Wages and benefits	5,828	307,431

	$186,085	$1,136,054

C. Research and development, patents and licenses, etc.

A major patent application covering several aspects of the technology has been submitted to the U.S. Patent and Trademark Office. Eight separate inventions including the modification of a target group, the preparation of activated polymer complexes, the modification of a biological molecule, and the modulatory mapping of biological molecules are disclosed and are under review. Seventeen years of protection is provided for inventions from the date of issuance of the relevant patent. Additional intellectual property has been disclosed related to improvements in methodology, oral bioavailability and increased duration of action, and is being reviewed by patent counsel before filing.

Details of the patent application are as follows:

Patent (Application No. WO2004066917)
Application made on 2004-08-12

Patent (Application No. US2004176575)
Application made on 2004-09-09

Discussions of APT's intellectual property are protected by confidentiality agreements that are reviewed independently by APT's counsel.

D. Trend information.

The Company is a development-stage company and has not produced a commercial product to date. It is dependent on outside sources of financing, and faces uncertainties related to research and development of technologies and the drug product regulatory requirements. Additional discussion of these and other uncertainties is contained in “Item 4.B - Business overview” and “Item 5.A - Operating and financial review and prospects.”

E. Off-balance sheet arrangements.

The Company does not have any off-balance sheet arrangements, as such term is defined in the instructions to Form 20-F.

F. Tabular disclosure of contractual obligations.

Other than a premises license requiring monthly payments of $ 6,250 for one year commencing January 1, 2007, with an option to extend for an additional year, the Company does not have any contractual obligations.

G. Safe harbor.

No response required.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

Alexander (Allen) Krantz, Ph.D., age 67, Chief Executive Officer, Chief Financial Officer and Director of the Company, founded Advanced Proteome Therapeutics, Inc. in August 2002 and served as its President and a director since inception. Dr. Krantz has had a varied career as a high level operative in academia and industry. From 1968 to 1974, he was a member of the Faculty of Chemistry at the State University of New York at Stony Brook and from 1974 to 1981 he was a tenured Professor with appointments in both the Department of Chemistry and the Department of Pharmacological Sciences in the Medical School in that same institution. Between 1975 and 1977, Dr. Krantz pursued biochemical studies on sabbatical leave at Harvard University and the Veteran's Administration Hospital in San Francisco, California and was a NATO Senior Fellow and lecturer at various European universities. From 1981 to 1992, Dr. Krantz was Director of Research at Syntex Research Canada where he established major therapeutic programs. He also held Adjunct Professorships during this period at the Universities of Toronto and Guelph. In 1992, Dr. Krantz was appointed Vice-President of Research at Syntex and held the title of Distinguished Scientist from 1993-1994. From June 1994 to November 1997, Dr. Krantz served as Executive Vice President, Research of RedCell, Inc., the forerunner of ConjuChem, (TSX: CJC), and served as the Directeur Scientifique of the European office in France during the same period. Dr. Krantz was responsible for transforming the company's program to a practical focal point on human serum albumin as a carrier of drugs. Since August 2005, Dr. Krantz has been founder and President of Pharmena North America Incorporated, a newly created, privately held, biotechnology company. Dr. Krantz obtained his Masters of Science and Ph.D. from Yale University.

Robert Bender, age 60, a director of the Company, has been founder of Robert Bender Consultants Ltd. since 1995. He served as CEO and a director of Select Therapeutics, a company trading on AMEX from January 1997 to May 2002. Mr. Bender has been active in entrepreneurial, technology-based companies, primarily in the life sciences and health care field, since 1972. His professional focus has been on the assessment and development of new ventures. Mr. Bender has extensive experience in institutional and private venture capital, and has worked with Adler & Co. in New York City, N.Y. and Ventures West in Vancouver, B.C. He has participated in the management or development of a number of privately held start-up companies and is active in the transfer of technology between corporations, and from academic institutions.

Jean Bellin, age 57, a director of the Company, is President of Metagenics, and has more than 25 years experience in the pharmaceutical industry, including sales, marketing, business development, mergers and acquisitions, and general management—both domestic and international. Mr. Bellin began his pharmaceutical industry career with 12 years at Eli Lilly & Company, holding positions in sales, marketing, and general management in Brazil, the U.S., the Scandinavian countries, and Italy. He then founded and served as Managing Director of DuPont Pharma Italy.

In 1993, Mr. Bellin became the head of the international division of UCB, a $2 billion publicly-traded, biopharmaceutical group based in Brussels, Belgium. There he managed the pharmaceutical subsidiaries in the U.S., Canada, South America, Japan, China, and Southeast Asia. Later he managed the osteohealth and animal health divisions of Sankyo Pharmaceuticals Company, Ltd., then the second largest pharmaceutical company in Japan. More recently, he was the Chief Executive Officer of Mountain View Pharmaceuticals, Inc., a California-based biopharmaceutical company, where the PEGylation of therapeutic proteins was a major focus. Mr. Bellin received his bachelor’s degree in Economic, Political, and Social Sciences from Facultés Universitaires Saint Louis in Brussels and a license in applied economic sciences from the Université Catholique de Louvain in Belgium. Mr. Bellin also currently serves on the board of directors for KV Pharmaceutical Company, a publicly-traded, specialty pharmaceutical company based in St. Louis, Missouri. He is fluent in four languages, including English, French, Italian, and Portuguese.

Russell E. Phares, Ph.D., age 70, a director of the Company, is a graduate of Purdue University where he obtained his Ph.D. in pharmacy. He is formerly Assistant Professor of Pharmacy at the University of Florida. His subsequent career has spanned more than thirty-five years in the pharmaceutical industry. It has provided him extensive experience in R&D, including the discovery and development of new products, at Barnes-Hind Pharmaceuticals, Alza Corporation and CooperVision Pharmaceuticals. For ten years Dr. Phares was CEO at CooperVision Pharmaceuticals and Cooper Laboratories, after which he became a business and technical consultant to the rapidly growing California pharmaceutical industry. During his career he has planned and executed the development of more than a dozen new pharmaceuticals which have been successfully marketed. Additionally, he has been responsible for business development, sales/marketing and business planning activities, having successfully developed long term strategies for new as well as established pharmaceutical businesses.

Dr. Gary Hayes, M.D., age 53, a director of the Company, has been in family medical practice since December 1980. Dr. Hayes was awarded the M.D. degree from the University of Manitoba, Winnepeg, Manitoba, in 1978. He has been a member of the British Columbia College of Physicians and Surgeons since September 1980. Dr. Hayes served as a Director of Thrilltime Entertainment from February 1993 to November 1998.

There are no family relationships among the persons named above, nor any arrangement or understanding with major shareholders or others pursuant to which any person named above was selected as a director of member of senior management.

B. Compensation

Executive Officers

In this section “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Alexander (Allen) Krantz, the Company’s President, Chief Executive Officer and Chief Financial Officer and W. Benjamin Catalano, the Company’s former Chief Executive Officer, are the “Named Executive Officers” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is set forth below.

		Annual Compensation			Long Term Compensation
					Awards		Pay outs
$
Name and	Year	Salary	Bonus	Other	Securities	Shares or	LTIP	All Other

Principal Position				Annual Compensation	Under Options/ SARs Granted (#)	Units Subject to Resale Restrictions ($)	Payours ($)	Compensation ($)
Alexander (Allen) Krantz CEO and CFO	2007	$131,249.88	Nil	$53,230.20[1]	2,000,000	Nil	Nil	Nil
W. Benjamin Catalano[2]	2007	$6,776.58	Nil	Nil	300,000	Nil	Nil	Nil
	2006	$11,488.16	Nil	Nil	Nil	Nil	Nil	Nil
	2005	$24,573.00	Nil	Nil	Nil	Nil	Nil	Nil

1	Of this amount $38,966.66 was paid to Mr. Krantz as consulting fees and $14,263.54 paid in relation to relocation expenses.

2	Mr. Catalano resigned as President, Chief Executive Officer and Chief Financial Officer effective October 23, 2006 and resigned his position from the board of directors on May 11, 2007. Mr. Catalano remains engaged with the Company in a consultant capacity. Formerly, he was President, Chief Executive Officer and director of Thrilltime Entertainment International, Inc.

There were no long term incentive plans for any Named Executive Officers of the Company during the most recently completed financial year.

Share Options/Stock Appreciation Rights

The Company has a stock option plan that was approved by shareholders at the Company’s annual general meeting held on October 25, 2006 (the “Plan”). The Plan allows the directors to grant stock options to purchase up to 10% of issued and outstanding totaling 5,616,771 common shares, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

The Plan has been established to provide incentive to qualified persons to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company and provides for grants to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than ten years after the date of grant of such option.

Stock appreciation rights (“SARs”) means a right, granted by the Company or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of Shares based wholly or in part on changes in the trading price of the Company’s Shares. No SARs were granted to, or exercised by, any Named Executive Officers or any directors during the most recently completed financial year.

The share options granted to the Named Executive Officers during the financial year ended July 31, 2007 were as follows:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Alexander (Allen) Krantz	2,000,000	40.81%	$0.20	$0.20	February 12, 2012
Benjamin Catalano	300,000	6.12%	$0.20	$0.20	February 12, 2012

The share options exercised by the Named Executive Officer during the financial year ended July 31, 2007 and the values of such options at the end of such year were as follows:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Alexander (Allen) Krantz	Nil	Nil	500,000/1,500,000	$55,000/$165,000
W. Benjamin Catalano	Nil	Nil	300,000	$33,000/0

(1) Based upon a closing price of the Company’s Shares on the TSXV as at July 31, 2007 of $0.31.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended July 31, 2007.

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an employment agreement dated October 26, 2006 the Company, through its then 56%-owned subsidiary, Advanced Proteome Therapeutics, Inc. engaged the services of

Alexander Krantz to perform the role of Chief Executive Officer for an annual base salary of US$175,000 and reasonable expenses.

Other than as set out herein there is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or disposition(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

Other than as set out above there are no arrangements which directors were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

C. Board practices.

The Board of Directors is comprised of five persons the names of whom are set forth in the table at “Item 6.A - Directors and senior management.” The table states the period during which each has served. Each director was elected at the annual general meeting of the shareholders of the Company held on January 14, 2007 to serve until the conclusion of the next annual general meeting of shareholders or, if no director is then elected, until a successor is elected.

No director has a service contract providing for benefit upon termination of service.

The Audit Committee is comprised of Robert Bender, Jean Bellin and Russell Phares. The activities of the Audit Committee are subject to charter set forth as Exhibit A to the Company’s Information Circular dated December 3, 2007 which was furnished to the SEC under cover of Form 6-K dated December 12, 2007.

D. Employees.

As of the year ended July 31, 2007, the Company has no employees, and, as of such date, Advanced Proteome Therapeutics, Inc., its operating subsidiary, had four employees, all of whom are located in Boston, Massachusetts.

E. Share ownership.

Dr. Krantz does not beneficially own any shares of the Company. He holds 2,000,000 options to purchase common shares of the Company exercisable at $0.20 per share which expire on February 12, 2012. Mr. Catalano holds 300,000 options to purchase common shares of the Company exercisable at $0.20 per share which expire on February 12, 2012.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

To the knowledge of the directors and executive officers of the Company, no person or entity is the beneficial owner of 5% or more of the Company common shares, which comprises the sole class of securities of the Company with voting rights.

Approximately 90% of the Company’s common shares are held by residents of Canada and the number of record holders of the common shares resident in Canadian is approximately 55.

To its knowledge, the Company is not directly or indirectly owned or controlled by another corporation, foreign government or other natural or legal person, whether severally or jointly.

B. Related party transactions.

The Company entered into the following transactions with related parties:

During the fiscal year ended July 31, 2007 the Company paid or accrued $14,583 (2006 -$27,703) to Dr. Krantz, an officer and director of the Company, for consulting services included in general and administrative costs. Included within accounts payables and accrued liabilities is $Nil (2006 - $7,070) owing in respect to these services.

Included within amounts due to Dr. Krantz is $145,652, evidenced by a promissory note bearing interest at a rate of 5% per annum, maturing on December 31, 2008. The amount is due December 31, 2008 and includes interest accrued of $4,127. During the fiscal year ended July 31, 2007, interest of $7,076 was paid in cash.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

C. Interests of experts and counsel.

As the Company is filing this Form 20-F as an annual report, it is not required to provide information under Item 7.C.

Item 8. Financial Information

A. Consolidated statements and other financial information.

The financial statements required to be included as part of this annual report are filed under Item 17 of this annual report.

B. Significant changes.

During the three months ended October 31, 2007, the Company received proceeds of $1,795,670 from the exercise of 11,495,130 warrants at Cdn$0.15 per share and proceeds of $347.069 from the exercise of 3,312,617 warrants at Cdn$0.10 per share.

Item 9. The Offer and Listing

A. Offer and listing details.

Trading of the common shares of Thrilltime Entertainment International, Inc. on the TSX-Venture Exchange in Canada was halted on December 5, 2005 and was reactivated following completion of the business combination, described at “Item 4.A - History and development of the company.”

Set forth in the table below are the high and low prices for the common shares of the Company for each partial or completed quarter beginning the October 25, 2006 effective date of the business combination and ended June 30, 2007 and in each month subsequent thereto.

Period	High	Low
2006 - fourth quarter (partial)	0.23	0.13
2007 - first quarter	0.41	0.15
2007 - second quarter	0.48	0.30
July 2007	0.40	0.30
August 2007	0.34	0.20
September 2007	0.31	0.25
October 2007	0.50	0.24
November 2007	0.52	0.40
December 2007	0.46	0.40
January 2008	0.42	0.29

B. Plan of distribution.

Item 9.B is not applicable to annual reports filed on Form 20-F.

C. Markets.

The common shares of the Company are listed and trade under the symbol “APC” on the TSX-Venture Exchange.

D. Dilution.

Item 9.D is not applicable to annual reports filed on Form 20-F.

E. Expenses of the issue.

Item 9.E is not applicable to annual reports filed on Form 20-F.

Item 10. Additional Information.

A. Share capital.

Item 10.A is not applicable to annual reports filed on Form 20-F.

B. Memorandum and articles of association.

The Company was organized as Advanced Proteome Therapeutics (Canada) Inc. in the Province of British Columbia under the Business Corporations Act (British Columbia) (the “Act”) on December 12, 2005, with the register number BC0742956, and changed its name to its present name on August 15, 2006.

The following are summaries of matters required to be disclosed in this Item 10.B that are set forth in the Act, the Company’s Notice of Articles filed with the British Columbia Registrar of Companies on December 12, 2006, and its Articles as adopted by special resolution of its then sole shareholder as of October 30, 2006.

1. Objects and Purposes

The Company’s Notice of Articles and Articles do not specify objects or purposes. The Company is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

2. Directors

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.	the contract or transaction is material to the company;

2.	the company has entered, or proposes to enter, into the contract or transaction, and

3	either of the following applies to the director:

	a.	the director has a material interest in the contract or transaction;

	b.	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.	the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

	a.	applied to the company on or after the date on which the situation arose; and

	b.	is comparable in scope and intent to the provisions of the Business Corporations Act;

2.	both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.	the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.	the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.	where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.	the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2	the contract or transaction relates to an indemnity or insurance;

3.	the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.	the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.	the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

Under the Company’s Articles, a director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which The Company has entered or proposes to enter:

1.	is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act;

2.	is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution;

3.	and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders by ordinary resolution. The Business Corporations Act provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the Company or of any affiliate of the Company.

Borrowing powers exercisable by the directors.

Under the Articles, the directors may, on behalf of the Company:

1.	Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.	Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

4.	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under its Memorandum or its Articles or the Business Corporations Act.

Number of shares required for a director’s qualification.

Directors need not own any shares of the Company in order to qualify as directors.

3. Rights, Preferences and Restrictions Attaching to Each Class of Shares

Dividends

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares. No dividend may be paid if the Company is, or would thereby become, insolvent.

Voting Rights

Each Company share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. Directors automatically retire at each annual meeting, and may be elected thereat. There are no staggered directorships among the Company’s directors. There are no cumulative voting rights applicable to the Company.

Rights to Profits and Liquidation Rights

All of the Company’s common shares participate ratably in any net profit or loss of the Company and shares ratably any available assets in the event of a winding up or other liquidation.

Redemption

The Company has no redeemable securities authorized or issued.

Sinking Fund Provisions

The Company has no sinking fund provisions or similar obligations.

Shares Fully Paid

All shares of the Company must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to the Company which provide a right to any person to participate in offerings of the Company's equity or other securities

With respect to the rights, preferences and restrictions attaching to the Company’s common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company’s shares.

4. Changes to Rights and Restrictions to Shares

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company’s Articles provide that, subject to the Business Corporations Act, the Company may by ordinary resolution or a resolution of the directors (or a resolution of the directors in the case of §(c) or §(f) below):

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i) decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; or

(g)	otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify a special resolution.

An ordinary resolution is a resolution of shareholders that is approved by a majority of those votes cast at a properly constituted meeting of shareholders. The Articles provide that a special resolution is a resolution of shareholders that is approved by two thirds (66 2/3%) of those votes cast at a properly constituted meeting of shareholders.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

The Business Corporations Act also provides that a company may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5. Meetings of Shareholders

The Articles provide that the Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of the Company. Shareholders meetings are governed by the Company’s Articles but many important shareholder protections are also contained in the Securities Act (British Columbia) (the “Securities Act”) and the Business Corporations Act. The Articles provide that the Company will provide at least 21 days' advance written notice of any meeting of shareholders and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

The Securities Act and the Business Corporations Act superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that the Company makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act and the Business Corporations Act. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. The Company must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6. Rights to Own Securities

There are no limitations under the Company's Articles or in the Business Corporations Act on the right of persons who are not citizens of Canada to hold or vote common shares.

7. Restrictions on Changes in Control, Mergers, Acquisitions or Corporate Restructuring of the Company

The Company’s Articles do not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in the Company's material agreements giving special rights to any person on a change in control.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of a company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8. Ownership Threshold Requiring Public Disclosure

The Articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of the Company but the Securities Act requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. All insider trading reports filed by the Company’s insiders pursuant to Canadian securities legislation are available on the Internet at www.sedi.ca.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9. Differences in Law between the US and British Columbia

Differences in the law between United States and British Columbia, where applicable, have been explained above within each category.

C. Material contracts.

The Company or a member of its group is a party to the following material contracts entered into outside the ordinary course of business during the two years preceding this report:

1. Subscription Agreement dated October 25, 2006, between Thrilltime Entertainment International, Inc. and Advanced Proteome Therapeutics, Inc. pursuant to which Thrilltime agreed to purchase 48,007,297 shares of Advanced Proteome in connection with the consummation of the business combination described at “Item 4.D - History and development of the company.”

2. Arrangement Agreement dated August 15, 2006 between Thrilltime Entertainment International, Inc. and the Company for purposes of the business combination described at “Item 4.D - History and development of the company.”

3. Sponsorship Agreement with Bolder Investment Partners, Ltd., dated May 26, 2005, pursuant to which such Bolder Investment Partners agreed to act as a sponsor in providing services required to consummate the business combination described at “Item 4.D - History and development of the company” in consideration of $30,000 cash fee, $10,000 for expenses, and 500,000 Thrilltime shares.

4. Loan Agreement dated May 25, 2006, between Thrilltime Entertainment International, Inc., lender, and Advanced Proteome Therapeutics, Inc., borrower, pursuant to which Thrilltime agreed to lend $300,000, bearing interest at 1% per annum and convertible into common shares of the borrower upon consummation of the transaction described at “Item 4.D - History and development of the company.”

5. Grid Promissory Note dated as of May 25, 2006, between Thrilltime Entertainment International, Inc., lender, and Advanced Proteome Therapeutics, Inc., borrower, as contemplated by the Loan Agreement at (4) above.

6. Employment Agreement dated October 26, 2006, between Advanced Proteome Therapeutics, Inc. and Alexander Krantz

D. Exchange controls.

The Company is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of the Company, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of the Company’s common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Company’s common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by nationals of, member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the Company’s common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the its common shares. The acquisition of less than a majority but one-third or more of its common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the Company’s common shares would be exempt from the Investment Act, including

(a)	an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

(b)	an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

(c)	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership its common shares, remained unchanged.

E. Taxation.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with The Company, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by The Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company's voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of the Company's issued shares of any class or series. If the shares of the Company constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion and approval of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty provided the value of such shares at the time of disposition is not derived principally from real property situated in Canada and certain other conditions are met. The value of the Company's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, the Company urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for United States federal income tax purposes (under Treasury Regulation Section 301.7701 -3), an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of the Company. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of the Company

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation and that owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "passive foreign investment company," as defined below). The Company currently does not anticipate that it will earn any United States source income for at least the next several years, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction during such period.

Under current Treasury Regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," and “general income”. Dividends distributed by the Company will generally constitute "passive income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. However, special rules will apply on the disposition of common shares of the Company by U.S. Holders if the Company or any of its subsidiaries is classified as a PFIC, unless the U.S. Holders make timely certain available elections. (See more detailed discussion at “Passive Foreign Investment Company” below.)

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

United States income tax law contains rules governing a "passive foreign investment company" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes it was a PFIC for the fiscal year ended June 30, 2007, and also for one or more prior fiscal years. In addition, The Company currently expects to be classified as a PFIC for the fiscal year ending June 30, 2008 and may also be classified as a PFIC in future fiscal years. Each U.S. Holder of the Company is strongly urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of The Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation. (See more detailed discussion at "Controlled Foreign Corporation" below.)

A U.S. Holder who elects to treat the Company as a qualified electing fund ("QEF") will be subject, during any taxable year to which the election applies and in which the Company qualifies as a PFIC, to federal income tax on such U.S. Holder’s pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate election documents at the time the U.S. Holder files his income tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing election documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and makes either of the above-described gain-recognition elections under Section 1291, is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of the Company in which the Company is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his the Company common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, the Company must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to the Company. The Company urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC. Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company. Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his the Company common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of the Company (i) which began after December 31, 1986, and (ii) for which the Company was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds its common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company’s common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the Company’s common shares will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company’s common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. U.S. Holders should consult their tax advisor regarding the possible benefits of making such a mark-to-market election. No view is expressed regarding whether the Company’s common shares are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company’s common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to the Company’s common shares, certain adverse rules may apply in the event that both the Company and any foreign corporation in which the Company directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. The Company currently believes that it does not hold a lower-tier PFIC, but it does hold stock of a non-U.S. (foreign) corporation that is currently dormant, and that could conceivably result in PFIC status of the income test or asset test were deemed met. The Company intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of the Company for any year that such subsidiary is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by the Company (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by the Company (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from the Company and does not dispose of its common shares. The Company strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to the Company’s common shares while the Company is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company currently believes that it should not be classified as a CFC, but there can be no assurance that it will not be classified as a CFC for the current or any future taxable year

F. Dividends and paying agents.

Item 10.F is not applicable to annual reports filed on Form 20-F.

G. Statements by experts.

Item 10.G is not applicable to annual reports filed on Form 20-F.

H. Documents on display.

Documents concerning the Company which are referred to in this document may be inspected at the Company’s principal office and are available electronically at the SEC’s EDGAR website (www.sec.gov) and the SEDAR website of the Canadian securities regulators (www.sedar.com).

I. Subsidiary information.

Item 10.I is not required for reports filed in the U.S.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company does not own or have interests in assets that could be classified as “market risk sensitive instruments” as defined in the instructions to this Item 11.

Item 12. Description of Securities other the Equity Securities

As the Company is filing this Form 20-F as an annual report, it is not required to provide information under Item 12.

Item 13. Defaults, Dividends Arrearages and Delinquencies.

The Company is not in material default on any installment obligation or other indebtedness the amount of which exceeds 5% of its assets; nor is it in arrears on payment of dividends.

PART II

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no material modifications to the rights of holders of the Company’s securities during the year ended July 31, 2007.

Item 15. Controls and Procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of July 31, 2007, being the date of the Company's most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of Alexander (Allen) Krantz, the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting management to material information relating to it required to be included in the Company's periodic SEC filings.

Disclosure controls and procedures are designed to ensure that information required to be disclosed the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company's most recently completed fiscal year ended July 31, 2007, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

Item 16A. Audit committee financial expert.

Each of the three members of the Audit Committee (Robert Bender, Jean Bellin, and Russell Phares) is “independent” and “financially literate,” as such terms are defined in Multilateral Instrument 52-110 as promulgated by the Canadian Securities Administrators. Although the Company’s Board of Directors has not formally determined that at least one member of its Audit Committee is an audit committee financial expert, as defined in U.S. federal securities law, the Company believes that one or more members of the Audit Committee should qualify.

Item 16B. Code of Ethics.

The Company has adopted a Code of Ethics applicable to its employees, officers and directors. The Code of Ethics is in accordance with section 3.8 of National Policy 58-201 and other applicable Canadian laws and regulations and has objectives consistent with those set forth in the instructions for Form 20-F. The text of the Company’s Code of Ethics was filed as Exhibit 99.7 under cover Form 6-K filed with the SEC on December 12, 2007. The Company will provide a copy of the Code of Ethics to any person, without charge, upon request directed to the Company at its website www.advancedproteome.com or by mail to its principal address at BioSquare, 650 Albany Street, Suite 113, Boston, Massachusetts 02118.

Item 16C. Principal Accountant Fees and Services.

All services to be performed by the Company’s independent auditor must be approved in advance by the Audit Committee. The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Fiscal Year Ended	Audit Fees	Audit-related Fees	Tax Fees	All Other Fees
July 31, 2007	$60,000(1)	Nil	$15,047(1)	Nil
July 31, 2006	$64,378	Nil	$9,000	Nil

(1) Estimated

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Item 16.D is not applicable to this annual report.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

The consolidated financial statements of the Company filed with this annual report are identified below. The financial statements are expressed in U.S. dollars and prepared in accordance with Canadian generally accepted auditing standards. The consolidated financial statements as at July 31, 2006 and for the period then ended were audited by another firm of chartered accountants, who expressed an opinion without reservation on those statements in their report dated November 16, 2006.

With respect to the financial statements referred to at (3) and (4) below, October 25, 2006 is the effective date of the business combination effected pursuant to the plan of arrangement disclosed in “Item 4.A - History and development of the company” of this annual report.

1. Report of the Chartered Accountants of the Company dated November 16, 2007

2. Consolidated Balance Sheets of the Company as at July 31, 2007 and 2006

3. Consolidated Statements of Operations for the years ended July 31, 2007 and 2006, cumulative October 25, 2006 to July 31, 2007, and for the year ended July 31, 2005.

4. Consolidated Statements of Cash Flows for the years ended July 31, 2007 and 2006, cumulative from October 25, 2006 to July 31, 2007, and for the year July 31, 2005.

5. Consolidated Statements of Shareholders Equity for the years ended July 31, 2005, 2006 and 2007.

6. Notes to the Consolidated Financial Statements

Consolidated Financial Statements of

ADVANCED PROTEOME
THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)
(Expressed in U.S. Dollars)

YEARS ENDED JULY 31, 2007, 2006 AND 2005

BDO Dunwoody LLP	Royal Bank Plaza
Chartered Accountants	P.O. Box 32
and Advisors	Toronto, Ontario, Canada M5J 2J8
Telephone: (416) 865-0200 Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of
Advanced Proteome Therapeutics Corporation
(formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

We have audited the consolidated balance sheet of Advanced Proteome Therapeutics Corporation (formerly ThrillTime Entertainment International, Inc.) (a development stage company) as at July 31, 2007. We have also audited the consolidated statements of operations, cash flows and shareholders’ equity for the year then ended and the related cumulative to date statements of operations and cash flows for the period from October 25, 2006 (date of acquisition of the development stage company) to July 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and the results of its operations and its cash flows for the year then ended and the cumulative to date statements of operations and cash flows from October 25, 2006 (date of acquisition of the development stage company) to July 31, 2007 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2006 and for the years ended July 31, 2006 and 2005 were audited by another firm of Chartered Accountants, who expressed an opinion without reservation on those statements in their report dated November 16, 2006.

(Signed) “BDO Dunwoody LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
November 16, 2007
(except for Notes 17 which is as at February 15, 2008)

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Thrilltime Entertainment International, Inc.

We have audited the consolidated balance sheets of Thrilltime Entertainment International, Inc. as at July 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended July 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2006 and 2005 and the results of its operations and cash flows for the years ended July 31, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

November 16, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated November 16, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Chartered Accountants

Vancouver, Canada

November 16, 2006

A Member of SCINTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars)
As at July 31

	2007	2006
ASSETS
Current
Cash and cash equivalents	$1,307,176	$101,315
Receivables	29,408	15,852
Prepaid expenses	21,459	1,257
Total current assets	1,358,043	118,424
Demand promissory note (Note 5)	-	132,556
Deferred costs	-	57,271
Equipment (Note 6)	258,357	2,114
Total assets	$1,616,400	$310,365
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$28,553	$88,885
Due to related party (Note 15)	145,652	-
	174,205	88,885
Non-controlling interest (Note 4)	538,202	-
Shareholders’ equity
Capital stock (Note 10)
Authorized: No maximum number of common shares, without par value
Issued: 56,167,714 (July 2006 – 26, 507,297) common shares	10,236,085	8,101,117
Contributed surplus	948,761	505,236
Deficit	(10,280,853)	(8,384,873)
Total shareholders’ equity	903,993	221,480
Total liabilities and shareholders’ equity	$1,616,400	$310,365

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 9)
Subsequent events (Note 16)

On behalf of the Board:
(Signed) “Alexander Krantz”	Director	(Signed) “Russell E. Phares”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. Dollars)
Year ended July 31

				Note 4
	2007	2006	2005	Cumulative -
				October 25, 2006
				to
				July 31, 2007

Revenues
Product Sales, net	$-	$-	$226,871	$-
Royalty revenue	-	-	520,163	-
Other income	58,933	10,531	25,780	58,963

	58,933	10,531	772,814	58,858

Operating expenses
Amortization of equipment	29,756	754	3,146	29,756
Bank charges	480	518	38,919	434
Consulting	38,795	27,703	167,884	29,516
General and administration	43,498	11,464	57,951	41,185
Foreign exchange	(14,365)	(11,183)	53,667	(14,365)
Insurance	27,213	1,120	60,282	27,213
Interest expense	8,901	-	223,297	8,901
Investor relations	9,500	-	-	9,500
Marketing and selling	-	-	18,207	-
Professional fees	129,059	123,824	107,889	78,149
Regulatory filings	-	10,286	10,817	-
Rent	50,333	15,771	78,979	46,303
Research and development	35,009	-	7,585	24,351
Shareholder information	8,969	-	-	-
Stock based compensation	376,908	-	-	376,908
Supplies	72,134	-	-	72,134
Travel and entertainment	23,004	-	-	23,004
Write off patent applications and technology (Note 3)	1,077,669	-	-	1,077,669
Wages and benefits	300,502	5,828	307,431	300,502

	2,217,365	186,085	1,136,054	2,131,160

	(2,158,432)	(175,554)	(363,240)	(2,072,302)

Other items
Gain on settlement of subsidiary net assets (Note 11)	-	-	2,964,808	-
Loss on disposition of equipment			(2,704)
Gain on settlement of debt (Note 7)	-	38,100	-	-

Net income (loss) for the year before non-controlling interest and
income taxes	(2,158,432)	(137,454)	2,598,864	(2,072,302)

Income tax recovery	-	-	(29,456)	-

Non-controlling interest	262,452	-	-	262,452

Net income (loss) for the year	$(1,895,980)	$(137,454)	$2,628,320	$(1,809,850)

Basic and diluted income (loss) per common share	$(0.04)	$(0.01)	$.13

Weighted average number of common shares outstanding – basic
and diluted	53,602,885	24,423,735	20,007,297

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
Years ended July 31

				Note 4
	2007	2006	2005	Cumulative -
				October 25, 2006
				to
				July 31, 2007

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year	$(1,895,980)	$(137,454)	$2,628,320	$(1,809,850)
Items not affecting cash:
Amortization of equipment	29,756	754	3,146	29,756
Amortization of deferred financing costs	-	-	5,000	-
Gain on settlement of debt	-	(38,100)	-	-
Gain on sale of subsidiary assets	-	-	(2,964,808)	-
Loss on disposition of equipment	-	-	2,704	-
Non-controlling interest	(262,452)	-	-	(262,452)
Stock based compensation	376,908	-	-	376,908
Write off of patent applications and technology	1,077,669	-	-	1,077,669
Changes in non-cash working capital items:
Decrease (increase) in receivables	72,694	(15,852)	196,632	83,428
Decrease in income taxes recoverable	-	-	38,000	-
Decrease in inventories	-	-	7,105	-
(Increase) decrease in prepaid expenses	(20,202)	1,703	39,670	(20,202)
(Decrease) increase in accounts payable and accrued liabilities
	(143,827)	5,520	152,693	(239,076)
Decrease in income and other taxes payable	-	(5,906)	(73,776)	-
Net cash flows provided by (used in) operating activities	(765,434)	(189,335)	34,686	(763,819)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Increase in deferred costs	-	(22,092)	-	-
Proceeds from amount due to related party	3,289	-	-	1,674
Repayment of long-term debt	-	(45,000)	(14,595)	-
Issuance of common shares	2,641,842	308,510	-	2,641,842
Share issuance costs	(382,986)	(8,516)	-	(382,986)
Net cash flows provided by financing activities	2,262,145	232,902	(14,595)	2,260,530

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Net cash received on acquisition of APTI, net of cash paid (Note 4)	127,933	-	-	127,933
Demand promissory note advanced	(133,180)	(132,556)	-	(133,180)
Purchase of equipment	(285,603)	-	-	(285,603)
Net cash flows used in investing activities	(290,850)	(132,556)	-	(290,850)

Change in cash during the year	1,205,861	(88,989)	20,091	1,205,861

Cash and cash equivalents, beginning of year	101,315	190,304	170,213	101,315

Cash and cash equivalents, end of year	$1,307,176	$101,315	$190,304	$1,307,176

Consisting of:
Cash	$146,551	$101,315	$190,304	$146,551
Certificates of deposit	1,160,625	-	-	1,160,625
Cash and cash equivalents, end of year	$1,307,176	$101,315	$190,304	$1,307,176

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars)
Years ended July 31

	Share Capital
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance, July 31, 2004	20,007,297	$7,801,123	$505,236	$(10,875,739)	$(2,569,380)
Net income	-	-	-	2,628,320	2,628,320
Balance, July 31, 2005	20,007,297	7,801,123	505,236	(8,247,419)	58,940
Issue of common shares for cash	6,000,000	308,510	-	-	308,510
Issue of common shares as a finders’ fee
	500,000	25,709	-	-	25,709
Share issuance costs	-	(34,225)	-	-	(34,225)
Net loss	-	-	-	(137,454)	(137,454)
Balance, July 31, 2006	26,507,297	8,101,117	505,236	(8,384,873)	221,480
Issue of units (1/2 warrants and common
shares) for cash	25,000,000	1,959,207	-	-	1,959,207
pursuant to a private placement
Issue of 12,500,000 warrants pursuant to
issue of units	-	265,000	-	-	265,000
Issue of common shares for cash pursuant
to the exercise of
warrants	4,010,417	389,135	-	-	389,135
Issue of common shares for cash pursuant
to the exercise of
options	150,000	46,883	(18,383)	-	28,500
Issue of agents warrants	-	-	85,000	-	85,000
Issue of common shares as a finders’ fee
	500,000	44,484	-	-	44,484
Share issuance costs	-	(569,741)	-	-	(569,741)
Stock based compensation	-	-	376,908	-	376,908
Net loss	-	-	-	(1,895,980)	(1,895,980)
Balance, July 31, 2007	56,167,714	$10,236,085	$948,761	$(10,280,853)	$903,993

The accompanying notes are an integral part of these consolidated financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company changed its name, on August 15, 2006, to Advanced Proteome Therapeutics Corporation and completed the acquisition of Advanced Proteome Therapeutics, Inc. (“APTI”) effective on October 25, 2006 (Note 4). The result was the Company acquired a 56% interest in APTI for consideration of $2,045,254 USD ($2,300,000 Cdn, which was the exchange rate at the date of the transaction).

APTI is a biotechnology company founded to develop and commercialize a platform that is intended to use advanced protein modification technologies to create proprietary human protein pharmaceuticals with enhanced therapeutic properties.

During fiscal 2005, the Company sold all assets of its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc. (Note 11). As a result, the Company had no ongoing business or revenues as at July 31, 2006.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company generated operating losses in the fiscal years ended July 31, 2007 and 2006. The application of the going concern concept is dependent on the Company’s ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments.

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

	July 31,	July 31,	July 31,
	2007	2006	2005

Working capital	$1,329,490	$29,539	$56,072
Deficit	(10,280,853)	(8,384,873)	(8,247,419)

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

ThrillTime Entertainment International Inc. (“ThrillTime”) exchanged all of its shares for shares of its wholly-owned subsidiary, Advanced Proteome Therapeutics Corporation. As a result, the Company was identified as the acquirer and ThrillTime became a wholly owned subsidiary of the Company. These consolidated financial statements include the accounts of the Company, 100% of ThrillTime, incorporated in British Columbia, Canada and its 56% owned subsidiary, APTI, incorporated under the laws of the State of Delaware, U.S.A. All significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are classified as cash equivalents.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

Lab equipment	Declining balance basis at 20% per annum
Office equipment	Declining balance basis at between 20% and 30% per annum
Computer equipment	Declining balance basis at 30% per annum

Deferred costs

Costs related to raising capital or acquiring a business such as corporate finance costs, legal fees and sponsorship fees are recognized as a capital transaction or included in the cost of an acquired business and allocated to acquired net assets. Such costs are deferred until the corresponding transaction is complete. If the corresponding transaction is abandoned, the related costs are written off in the statement of operations.

Stock-based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar. Transactions denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings. Note that the Company’s stock is traded on the TSX Venture Exchange and therefore stock prices are quoted in Canadian dollars.

Revenue recognition

Revenues from the sale of entertainment rides is recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Other revenues, consisting primarily of sale of parts, are reflected when the sale has occurred and collection is reasonably assured.

Patent applications and technology

The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs which meet generally accepted criteria, including reasonable assurance regarding recoverability, are deferred and amortized from the beginning of commercial production. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future cash flows from commercialization of the associated products to determine if there has been an impairment in the recoverable amount.

When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down.

Long lived assets

Long-lived assets, including equipment and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period, which is reported in U.S. Dollars. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

3.	PATENT APPLICATION AND TECHNOLOGY

Since there is insufficient evidence to indicate reasonable assurance that the costs incurred to date will be recoverable and the potential for the technology to generate revenues for the Company involves risks and uncertainties which are difficult to predict, as at July 31, 2007, the asset has been written off.

4.	BUSINESS COMBINATION AND NON-CONTROLLING INTEREST

Effective October 25, 2006 the Company acquired 56% of the outstanding common shares of APTI for consideration in the amount of $2,045,254 USD ($2,300,000 Cdn, which was the exchange rate at the date of the transaction), comprising a cash payment of $1,779,518 USD ($2,000,000 Cdn) and the conversion of a demand promissory note (Note 5) in the amount of $265,736 USD ($300,000 Cdn).

The acquisition has been accounted for by the purchase method and the operations of APTI have been included in the consolidated financial statements from the date of acquisition. Since APTI is a development stage company, the Company is required to disclose cumulative results in the statements of operations and cash flows from the date of acquisition.

The purchase price was allocated as follows:

Cash	$1,907,451
Equipment	396
Accounts receivable	86,250
Patent applications and technology	1,077,669
Accounts payable and accrued liabilities	(83,495)
Due to related party (Note 15)	(142,363)
Non-controlling interest	(800,654)
$2,045,254

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

4.	BUSINESS COMBINATION AND NON-CONTROLLING INTEREST (cont’d…)

Non-controlling interest as at July 31, 2007

Non-controlling interest at carrying amount of net assets acquired	$(800,654)
Non-controlling share of loss	262,452
$538,202

Subsequent Subscriptions

Subsequent to the issuance of the APTI shares, pursuant to the business combination, the number of issued and outstanding shares of APTI shall at all times equal the number of issued and outstanding shares of APTC.

5.	DEMAND PROMISSORY NOTE

On May 25, 2006, the Company entered into a letter of intent with APTI, which was completed on October 25, 2006 (Note 4). Pursuant with the letter of intent the Company agreed to loan APTI up to $300,000 Cdn. As at July 31, 2006 the demand promissory note of $132,556 USD ($150,000 Cdn) was advanced to APTI, bore interest at 1% per annum, and was secured by a promissory note. The note was convertible to 4,000,000 shares of APTI subject to certain conditions. As at October 25, 2006 a further $44,204 USD ($50,000 Cdn) and $88,976 USD ($100,000 Cdn) was advanced and the note was applied to the purchase price of the acquisition of APTI (Note 4).

6.	EQUIPMENT

		Accumulated	Net
July 31,2007	Cost	Amortization	Book Value

Lab equipment	$275,207	$27,560	$247,647
Office equipment	16,028	14,492	1,536
Computer equipment	10,793	1,619	9,174
	$302,028	$43,671	$258,357

		Accumulated	Net
July 31,2006	Cost	Amortization	Book Value

Office equipment	$16,028	$13,914	$2,114

7.	LONG-TERM DEBT

Note payable bearing interest at 18% per annum

A promissory note in the principal sum of $ 60,000, as at July 31, 2005 was due on demand and bore interest at 18% per annum. During the fiscal year ended July 31, 2006 the Company settled the long-term debt of $60,000 and all accrued interest of $23,100 by way of a one-time payment of $ 45,000, resulting in a gain of $ 38,100.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

8.	SEGMENTED INFORMATION

The Company currently conducts substantially all of its operations in the United States. The Company considered its former business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location for fiscal 2005 is as follows:

	Canada	U.S.	Total

Year ended July 31, 2005:
Revenues	$197,994	$927,223	$1,125,218
Capital assets	2,868	-	2,868

9.	COMMITMENTS AND CONTINGENCIES

The Company is committed to lease a premise at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, with an option to extend the lease for 1 additional year.

10.	CAPITAL STOCK

Share issuances

During the fiscal year ended July 31, 2006 the Company issued 6,000,000 units at a price of $ 0.06 Cdn. per unit to raise gross proceeds of $ 360,000 Cdn. ($ 308,510 USD). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to purchase one common share at a price of $ 0.10 Cdn. per share expiring November 25, 2006. The Company paid a finders’ fee of 500,000 common shares valued at $30,000 Cdn. ($25,709 USD) in conjunction with the issuance.

Concurrent with, and as a condition precedent to a plan of arrangement On October 25, 2006, the Company completed a brokered and non-brokered private placement of 25,000,000 units at a price of $0.10 Cdn per unit for gross proceeds of $2,224,207 USD ($2,500,000 Cdn). Each unit is comprised of one common share and one-half share purchase warrant, each warrant exercisable at a price of $0.15 Cdn per share for a period of one year. A cash commission of 8% ($177,936 USD) was paid to the selling agent and the selling group, and to finders on the non-brokered portion at closing. The agent was also issued 3,440,367 agent’s warrants for its services at a value of $85,000 USD, exercisable into one common share of the Company at a price of $0.10 Cdn per unit for a period of one year. The fair value of these warrants issued has been estimated as of the date of grant using the Black-Scholes warrants valuation model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 60% and expected term of 1 year. The Company paid $35,590 USD ($40,000 Cdn) in expenses relating to this transaction and issued 500,000 common shares of the Company as sponsorship fees at a value of $ 0.10 Cdn per share ($44,484 USD ($50,000 Cdn)). Legal and audit fees incurred to complete this transaction totaled $169,459 USD ($190,500 Cdn).

As at July 31, 2006 the Company had incurred $57,271 USD of deferred costs in connection with these transactions.

The Company received $28,500 USD ($30,000 Cdn) from the exercise of 150,000 stock options at a price of $0.20 Cdn per share.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

10.	CAPITAL STOCK (cont’d…)

Share issuances (cont’d…)

The Company received proceeds of $252,167 USD ($296,667 Cdn) from the exercise of 2,966,667 warrants at a price of $0.10 Cdn per share and $125,687 USD ($138,750 Cdn) from the exercise of 925,000 warrants at a price of $0.15 Cdn per share. The Company also received proceeds of $11,281 USD ($11,875 Cdn) from the exercise of 118,750 agent’s warrants at $0.10 Cdn per share.

Stock options

The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to a total of 5,616,771 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant), subject to a minimum price of Cdn $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Stock option transactions and the number of share options outstanding are summarized as follows:

			Weighted
			Average
	Number		Exercise
	Of Options		Price
Balance, July 31, 2005 and 2004	1,900,000		$0.10 Cdn
Expired or cancelled	(1,900,000)		(0.10	) Cdn
Balance, July 31, 2006	Nil	$	Nil
Granted and expiring on or before February 26, 2012	4,300,000		$0. 20 Cdn
Forfeited during fiscal 2007	(50,000)		(0.20	) Cdn
Exercised during fiscal 2007	(150,000)		(0.20	) Cdn
	4,100,000		$0. 20 Cdn
Granted and expiring on or before April 10, 2012	300,000		$0. 30 Cdn
Granted and expiring on or before June 18, 2012	300,000		$0. 41 Cdn
Granted and expiring on or before July 10, 2012	370,000		$0. 35 Cdn
Balance, July 31, 2007	5,070,000		$0. 21 Cdn

14

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

10.	CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

During the fiscal year ended July 31, 2006, all options expired unexercised.

During fiscal 2007 the Company granted incentive stock options to directors, officers, employees and consultants to purchase up to an aggregate of 4,300,000 common shares exercisable on or before February 16, 2012 at a price of $0.20 Cdn per share. 1,900,000 of these stock options vested immediately. Of the remaining 2,400,000 stock options, 800,000 vest annually over the next three years. During fiscal 2007, 150,000 of these options were exercised and 50,000 forfeited. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

The Company granted additional incentive stock options to directors, officers and employees to purchase up to an aggregate of 300,000 common shares exercisable on or before April 10, 2012 at a price of $0.30 Cdn per share. 25% vested immediately and the balance vest at a rate of 25% annually over the next three years. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.1%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

The Company granted additional incentive stock options to consultants to purchase up to an aggregate of 300,000 common shares exercisable on or before June 18, 2012 at a price of $0.41 Cdn per share. 25% of these vest three months from the grant date and the balance vest at a rate of 25% every three months thereafter. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.6%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

The Company granted additional incentive stock options to directors, officers, employees to purchase up to an aggregate of 370,000 common shares exercisable on or before July 10, 2012 at a price of $0.35 Cdn per share. 25% vested immediately and the balance vest at a rate of 25% annually over the next three years. The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.6%, dividend yield 0%, a historic volatility of 90.2%, and expected term of 5 years, equal to the full life of the options as the Company does not expect any options to be exercised early.

For the fiscal year ended July 31, 2007 the Company recorded a total of $376,908 USD ($435,498 Cdn) in stock based compensation expense related to stock options in the consolidated statement of operations.

Warrants and option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX-V).

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

10.	CAPITAL STOCK (cont’d…)

Warrants

As at July 31, 2007 the following warrants were outstanding:

		Weighted
		Average
	Number	Exercise
	Of Warrants	Price

Balance, July 31, 2005	-

Issued , expiring November 25, 2006	3,000,000	$ 0.10 Cdn

Balance, July 31, 2006	3,000,000	$ 0.10 Cdn

Exercised on or before November 25, 2006	(2,966,667)	$ (0.10) Cdn
Expired as of November 25, 2006	(33,333)	$ (0.10) Cdn
	-

Issued pursuant to private placement, expiring October 24, 2007	12,500,000	$ 0.15 Cdn
Less warrants exercised in fiscal 2007	(925,000)	$ (0.15) Cdn
	11,575,000	$ 0.15 Cdn

Agents warrants, expiring October 24, 2007	3,440,367	$ 0.10 Cdn
Less warrants exercised in fiscal 2007	(118,750)	$ (0.10) Cdn
	3,321,617	$ 0.10 Cdn

Balance, July 31, 2007	14,896,617	$ 0.14 Cdn

As the Company experienced losses for the years ended July 31, 2006 and 2005, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share for those years.

Details of anti-dilutive potential securities outstanding not included in diluted EPS calculations at July 31 are as follows:

Anti-dilutive potential securities	2007	2006	2005

Common shares potentially assumable:
- pursuant to warrants	7,448,309	1,500,000	-
- under stock options	5,070,000	-	-
	12,518,309	1,500,000

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

11.	GAIN (LOSS) ON SALE OF SUBSIDIARY NET ASSETS

Effective May 13, 2005, the Company entered into an agreement to sell the net assets held by Skycoaster, Inc. in exchange for all related debt and obligations between the Company and the purchaser. Effective July 3, 2005, the Company entered into an agreement to sell the net assets of Superstar Dragsters, Inc., in exchange for all obligations between the Company and the purchaser.

The components of debt settlement and the gain on sale of the subsidiary assets during the year ended July 31, 2005 were as follows:

	Thrilltime
	Entertainment
	International,	Skycoaster,	Superstar
	Inc.	Inc.	Dragsters, Inc.	Total
Current assets
Accounts receivable	$-	$(93,133)	$(17,413)	$(110,546)
Inventory	-	(15,909)	(124,240)	(140,149)
Prepaid expenses	-	(3,122)	-	(3,122)
	-	(112,164)	(141,653)	(253,817)

Non-current assets
Office equipment	-	(104,551)	-	(104,551)
Accumulated amortization	-	96,063	-	96,063
	-	(8,488)	-	(8,488)

Skycoaster	-	(112,089)	-	(112,089)
Accumulated amortization	-	112,089	-	112,089
	-	-	-	-

Total assets	-	(120,652)	(141,653)	(262,305)

Current liabilities
Current portion of long-term debt	2,465,697	-	30,457	2,496,154
Long-term debt	-	-	150,463	150,463
Interest payable	573,205	-	7,291	580,496
	3,038,902	-	188,211	3,227,113

Gain (loss) on sale	$3,038,902	$(120,652)	$46,558	$2,964,808

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

12.	INCOME TAXES

(a) Reconciliation between statutory rate and actual rate:

	2007	2006	2005

Net income (loss) before income taxes	$(2,158,432)	$(137,454)	$2,598,864

Income tax (recovery) computed at statutory combined basis rate of	$(737,000)	$(49,000)	$886,732
34% (2006 – 36%; 2005 – 34%)
Items deductible for tax	-	-	(900,224)
Permanent differences	131,000	(17,000)	-
Write-down of patent applications on consolidation	370,000	-	-
Drawdown in valuation allowance	236,000	66,000	42,948
Actual income tax recovery	$-	$-	$29,456

(b) Future tax assets:

	2007	2006

Future income tax assets:
Non-capital loss carry forwards	$522,000	$565,000
Capital assets	8,000	-
Valuation allowance	(530,000)	(565,000)
	$-	$-

Management believes that it is not likely that it will create sufficient taxable income to realize its future tax assets. As a result, no benefit has been recognized in these statements and a full valuation allowance has been recognized against future income tax assets.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

12.	INCOME TAXES (cont’d…)

Subject to certain restrictions, the Company has non-capital losses carried forward for tax purposes available to reduce taxable income for future years in the approximate amounts of $588,000 in Canada and $785,000 in the United States. These losses expire as follows:

Year	Amount

2015	$ 366,000
2018	22,000
2019	31,000
2020	10,000
2021	4,000
2022	16,000
2023	7,000
2024	18,000
2025	16,000
2026	270,000
2027	613,000
$1,373,000

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplemental cash flow disclosure and non-cash financing and investing activities are as follows:

	July 31,	July 31,	July 31,
	2007	2006	2005

Interest paid	$8,901	$-	$-

The significant non-cash transactions for the year ended July 31 2007 consisted of:

a)	The issuance of 500,000 common shares valued at $44,484 USD ($50,000 Cdn) as a sponsor fee relating to the private placement of 25,000,000 units.

b)	The issuance of 3,440,367 agent’s warrants valued at $ 85,000 USD ($95,540 Cdn) for services related to the private placement of 25,000,000 units.

The significant non-cash transactions for the year ended July 31, 2006 consisted of:

a)	The issuance of 500,000 common shares valued at $25,709 as a finders’ fee relating to the private placement of 6,000,000 units.

b)	The accrual of $35,179 for deferred costs as at July 31, 2006.

The significant non-cash transactions for the year ended July 31, 2005 was the settlement of debt of $3,227,113 in exchange for subsidiary assets valued at $262,305.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

14.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, demand promissory note, accounts payable and accrued liabilities and due to related party, the carrying values of which approximate fair value due to the immediate or short-term maturity of these financial instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The Company is exposed to currency risk arising from fluctuations in foreign exchange rates and the degree of volatility in those rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

15.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

During the fiscal year ended July 31, 2007 the Company paid or accrued $14,583 (2006 - $27,703; 2005 -$12,892) to a director and officer for consulting services included in general and administrative costs. Included within accounts payables and accrued liabilities is $Nil (2006 - $7,070; 2005 - $Nil) owing in respect to these services.

During the year ended July 31, 2007 the Company paid $Nil (2006 - $Nil; 2005 - $99,520) to former directors and officers for consulting services.

The amount due to related party of $145,652 is due to the non-controlling interest and bears interest at 5.0% per annum. The amount is due December 31, 2008 and includes interest accrued of $4,127. During the fiscal year ended July 31, 2007, interest of $7,076 was paid in cash.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.	SUBSEQUENT EVENTS

Subsequent to year end, 11,495,130 warrants and 3,163,492 agents’ warrants were exercised at a price of $0.15 and $0.10 respectively for proceeds of $1,724,270 Cdn and $316,349 Cdn. The impact of these warrants has not been reflected in these financial statements as they were exercised subsequent to year end.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company are substantially the same except for the following:

Other Income

Under United States GAAP, other income is not considered revenue and is shown under expenses. Under Canadian GAAP, other income is included in revenue. This difference has no impact on the net loss.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Stock-Based Compensation

During fiscal 2007, the Company applied SFAS No. 123(R), Share-Based Payment, to account for stock options and similar equity instruments issued. Accordingly, compensation expense attributable to stock options or similar equity instruments granted is measured at the fair value at the grant date using the Black-Scholes option pricing model and recognized over the expected vesting period. In the event stock options are forfeited, any previously recognized compensation expense related to unvested and expiring awards is recognized in earnings during the period of forfeiture.

Although the assumptions used to record stock compensation expense reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the control of the Company. If other assumptions were used, stock-based compensation expense could be significantly impacted. As stock options are exercised, the proceeds received on exercise, in addition to the previously recognized amounts related to those stock options, are credited to stockholders’ equity. The adoption of SFAS No. 123(R) did not have an impact on the Company’s historical financial statements as the Company had no stock options outstanding prior to adoption.

Patent

Under United States GAAP, the in-process research and development costs acquired on the business combination must be expensed immediately. This results in an increase in the net loss before non-controlling interest of $1,077,669. Under Canadian GAAP, these costs have been capitalized and are reviewed for impairment on an annual basis .

Lab equipment

Under United States GAAP, lab equipment acquired for research and development that has not otherwise been acquired for alternative future use must be expensed immediately. This results in an increase in the net loss before non-controlling interest of $247,647. Under Canadian GAAP, these costs have been capitalized and are amortized over their remaining estimated useful economic life (Notes 2 and 6).

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Significant differences

Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income (loss) of the Company:

	July 31,	July 31,	July 31,	Note 4
	2007	2006	2005	Cumulative -
				October 25, 2006
				to
				July 31, 2007

Net loss for the year in accordance	$(1,895,980)	$(137,454)	$2,628,320	$(1,809,850)
with Canadian GAAP
Adjustments
Non-controlling interest	109,015	-	-	109,015
Amortization of equipment	27,560	-	-	27,560
Lab equipment used for Research	(275,207)	-	-	(275,207)
and Development
	(138,632)	-	-	(138,632)

Net loss for the year in accordance	$(2,034,612)	$(137,454)	$2,628,320	$(1,948,482)
with U.S. GAAP

Basic and diluted loss per common
share, Canadian and U.S. GAAP	$(.04)	$(.01)	$.13	$-

The following is an analysis of the Company’s deficit incorporating the differences between Canadian and U.S. GAAP:

	July 31,	July 31,
	2007	2006
Deficit under Canadian GAAP	$(10,280,853)	$(8,384,873)
Adjustments to net income (loss)	(138,632)	-
Deficit under U.S. GAAP	$(10,419,485)	$(8,384,873)

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Significant differences (cont’d…)

The following is an analysis of the Company’s shareholders’ equity incorporating the differences between Canadian and U.S. GAAP:

	July 31,	July 31,
	2007	2006
Shareholders’ equity under Canadian GAAP	$903,993	$221,480
Adjustments to net loss and deficit	(138,632)	-
Shareholders’ equity under U.S. GAAP	$765,361	$221,480

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

	July 31,	July 31,
	2007	2006
Total current assets	$1,358,043	$118,424
Demand promissory note	-	132,556
Deferred costs	-	57,271
Equipment	10,710	2,114
Total assets under U.S. GAAP	$1,368,753	$310,365
Total current liabilities	$174,205	$88,885
Non-controlling interest	429,187	-
Shareholders’ equity	765,361	221,480
Shareholders’ equity under U.S. GAAP	$1,368,753	$310,365

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Significant differences (cont’d…)

The following is an analysis of major cash flow statement categories reflecting the application of U.S. GAAP:

				Note 4
	2007	2006	2005	Cumulative -
				October 25, 2006
				to
				July 31, 2007

CASH FLOWS FROM (USED IN) OPERATING
ACTIVITIES
In accordance with Canadian GAAP	$(765,434)	$(189,335)	$34,686	$(763,819)
Adjustment:
Lab equipment used for research and development	(275,207)	-	-	(275,207)
In accordance with US GAAP	(1,040,641)	(189,335)	34,686	(1,039,026)

CASH FLOWS FROM (USED IN) FINANCING	2,262,145	232,902	(14,595)	2,260,530
ACTIVITIES

CASH FLOWS FROM (USED IN) INVESTING
ACTIVITIES
In accordance with Canadian GAAP	(290,850)	(132,556)	-	(290,850)
Adjustment:
Purchase of lab equipment	275,207	-	-	275,207
In accordance with US GAAP	(15,643)	(189,335)	34,686	(15,643)

Change in cash during the year	1,205,861	(88,989)	20,091	1,205,861

Cash and cash equivalents, beginning of year	101,315	190,304	170,213	101,315

Cash and cash equivalents, end of year	$1,307,176	$101,315	$190,304	$1,307,176

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements

In November 2005, the FASB issued FASB Staff Position No. SFAS 115-1 and SFAS 124-1 ("FSP SFAS 115-1 and 124-1"), which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP SFAS 115-1 and 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP SFAS 115-1 and 124-1 amends FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The guidance in FSP SFAS 115-1 and 124-1 shall be applied to the first reporting period beginning after December 15, 2005. The adoption of FSP SFAS 115-1 and 124-1 has not had a significant impact on the Company's consolidated financial position, results of operations and cash flows.

In February 2006, the FASB issued SFAS 155 "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140." This Statement amends FASB 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact of SFAS 155 on its consolidated financial position, results of operations and cash flows.

In March 2006, the FASB issued SFAS No. 156 ("FAS 156"), "Accounting for Servicing of Financial Assets-An Amendment of FASB Statement No. 140." Among other requirements, FAS 156 requires a company to recognize a servicing asset or servicing liability when it undertakes an obligation to service a financial asset by entering into a servicing contract under certain situations. Under FAS 156 an election can also be made for subsequent fair value measurement of servicing assets and servicing liabilities by class, thus simplifying the accounting and provide for income statement recognition of potential offsetting changes in the fair value of servicing assets, servicing liabilities and related derivative instruments. FAS 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of FAS 156 will have a material impact on its financial position or results of operations.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements (cont’d…)

should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 ("FAS 157"), "Fair Value Measurements." Among other requirements, FAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on its financial position and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is applicable for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on its consolidated financial statements.

In February 2007, FASB issued Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We anticipate SFAS No. 159 will not have a material impact on our financial statements.

On December 4, 2007 the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The company has not determined the impact on these financial statements.

ADVANCED PROTEOME THERAPEUTICS CORPORATION
(Formerly ThrillTime Entertainment International, Inc.)
(a development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)
July 31, 2007, 2006 and 2005

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements (cont’d…)

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141(R), Business Combinations ("SFAS 141(R)"). SFAS 141(R) introduces significant changes in the accounting for and reporting of business combination. SFAS 141(R) continues the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. It changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. In addition, SFAS 141(R) will impact the acquisitions that close after the effective date of the Standard. SFAS 141(R) is effective beginning in fiscal year 2010. The company has not determined the impact on these financial statements.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

Canadian pronouncements

The CICA has recently issued the following new accounting standards, effective October 1, 2006;

CICA Handbook Section 1530: “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income. The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251: “Equity” established standards for the presentation of equity and changes in equity during the reporting period. The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855: “Financial Instruments – Recognition of Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no long included on the balance sheet.

The CICA has recently issued the following new accounting standards, effective January 1, 2007:

CICA Handbook Section 1506: “Accounting Changes” was replaced with a new section based on International Financial Reporting IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”. The new Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and corrections of errors, replacing former CICA Section 1506. The replacement states changes in accounting policy are to be applied retroactively, if practicable. Additionally, prior period errors should be corrected retrospectively. The final standard also ascertains the new disclosures required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The Company does not believe the adoption of this standard will have a material effect on the presentation of the consolidated results from operations or financial position.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

Item 18. Financial Statements

See Item 17.

Item 19. Exhibits.

Exhibit	Description
Number

1.01	Notice of Articles dated December 12, 2005

1.02	Articles effective October 30, 2006

2.01	Promissory Note dated January 1, 2006 from Advanced Proteome Therapeutics, Inc. to Alexander Krantz

4.01	Stock Option Plan

4.02	Employment Agreement dated October 26, 2006 between Advanced Proteome Therapeutics, Inc. and Alexander Krantz

4.03	Loan Agreement dated May 25, 2006 between Thrilltime Entertainment International, Inc., lender, and Advanced Proteome Therapeutics, Inc., borrower

4.04	Grid Promissory Note dated May 25, 2006 to Thrilltime Entertainment International, Inc., lender, from Advanced Proteome Therapeutics, Inc., borrower

4.05	Sponsorship Agreement dated May 26, 2006 between Bolder Investment Partners Ltd. and Thrilltime Entertainment International, Inc.

4.06	Arrangement Agreement dated as of August 15, 2006 between Thrilltime Entertainment International, Inc. and Advanced Proteome Therapeutics Corporation (1)

4.07	Subscription Agreement dated October 25, 2006 between Advanced Proteome Therapeutics, Inc. and Advanced Proteome Therapeutics Corporation

11.01	Code of Ethics (2)

12.1	Section 302 Certification - Chief Executive Officer

12.2	Section 302 Certification - Chief Financial Officer

13.1	Section 906 Certification - Chief Executive Officer

13.2	Section 906 Certification - Chief Financial Officer

(1) Filed as Exhibit F-2 to the Information Circular filed under cover of Form 6-K for the month of August 2006.

(2) Filed as Exhibit 99.7 under cover of Form 6-K filed on December 11, 2007.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ADVANCED PROTEOME THERAPEUTICS CORPORATION

By: /s/ Alexander (Allen) Krantz

             Alexander (Allen) Krantz, Chief Financial Officer

Date: February 15, 2008

Exhibit 12.1

Certification pursuant to Rule 13a-14(a) of the Securities Act of 1934

I, Alexander (Allen) Krantz, certify that:

1.	I have reviewed this annual report on Form 20-F of Advanced Proteome Therapeutics Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

	a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b)	[Paragraph omitted in accordance with SEC transition instructions contained in SEC Release Nos. 34-47986 and 34-49313];

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 15, 2008	/s/ Alexander Krantz
	Name:	Alexander (Allen) Krantz
	Title:	President and Chief Executive Officer
(principal executive officer)

Exhibit 12.2

Certification pursuant to Rule 13a-14(a) of the Securities Act of 1934

I, Alexander (Allen) Krantz, certify that:

1.	I have reviewed this annual report on Form 20-F of Advanced Proteome Therapeutics Corporation.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

	a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	b)	[Paragraph omitted in accordance with SEC transition instructions contained in SEC Release Nos. 34-47986 and 34-49313];

	c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

	a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 15, 2008	/s/ Alexander Krantz
	Name:	Alexander (Allen) Krantz
	Title:	Chief Financial Officer
(principal financial and accounting officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Advanced Proteome Therapeutics Corporation (the “Company”) on Form 20-F for the period ended July 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alexander (Allen) Krantz, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: February 15, 2008	/s/ Alexander (Allen) Krantz
	Name:	Alexander Krantz
	Title:	President and Chief Executive Officer
(principal executive officer)

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Advanced Proteome Therapeutics Corporation (the “Company”) on Form 20-F for the period ended July 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Alexander (Allen) Krantz, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: February 15, 2008	/s/ Alexander Krantz
	Name:	Alexander (Allen) Krantz
	Title:	President and Chief Financial Officer
(principal financial and accounting officer)